Form 20-F
period 2024-12-31
Plutus Financial Group Ltd
filed 2025-04-30
CIK 1933021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number: 001-42502

Plutus Financial Group Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

8/F, 80 Gloucester Road

Wan Chai, Hong Kong

(852) 2968 1192

(Address of principal executive offices)

Zhisheng Zhao, Chairman

Telephone: (852) 2968 1192

Email: zhisheng.zhao@plutusfingroup.com

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	PLUT	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 12,000,000 ordinary shares, par value US$0.0008 per share, were outstanding as of December 31, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

INTRODUCTION

Throughout this report, unless the context indicates otherwise, references to “Plutus Group” “the Company” or “our company,” “we,” “us,” and “our” are to Plutus Financial Group Limited, a Cayman Islands holding company. References to our “initial public offering” or “IPO” refer to our initial public offering, which closed on February 6, 2025. Unless otherwise indicated, in this annual report, references to:

●	“Company” or “Plutus Group” refer to Plutus Financial Group Limited, a Cayman Islands exempted company

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“IPO” refers to an initial public offering of securities;

●	“Plutus Securities” refers to the Company’s indirect operating subsidiary, Plutus Securities Limited, a Hong Kong company that holds a license to carry out Type 1 (dealing in securities) regulated activities from the Securities and Futures Commission of Hong Kong and is an exchange participant of The Stock Exchange of Hong Kong Limited and provides securities brokerage, margin financing and underwriting and placing services;

●	“Plutus Asset Management” refers to the Company’s indirect operating subsidiary, Plutus Asset Management Limited, a Hong Kong company that holds a license to carry out Type 4 (advising on securities) regulated activities and Type 9 (asset management) regulated activities from the Securities and Futures Commission of Hong Kong and provides investment advisory and asset management services;

●	“SFC” refers to the Securities and Futures Commission of Hong Kong;

●	“SFO” refers to the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong);

●	“shares”, “Shares” or “Ordinary Shares” refer to the Ordinary Shares of Plutus Financial Group Limited, par value $0.0001 per share;

●	“U.S. dollars,” “dollars,” “USD,” US$, or “$” refers to the legal currency of the United States;

●	“HKD” or “HK$” refers to Hong Kong Dollars, the official currency of Hong Kong.

Cautionary Note Regarding Forward-Looking Statements

In addition to historical information, this annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements involve risks and uncertainties, such as statements about the Company’s plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “should,” “will,” “could” and similar expressions denoting uncertainty or an action that may, will or is expected to occur in the future. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

Examples of forward-looking statements include:

●	the timing of the development of future services;

●	projections of revenue, earnings, capital structure and other financial items;

●	statements regarding the capabilities of the Company’s business operations;

●	statements of expected future economic performance;

●	statements regarding competition in the market the Company is operating; and

●	assumptions underlying statements regarding us or its business.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. The Company discusses its known material risks under Item 3 “Key information - 3.D. Risk Factors” and elsewhere in this annual report. Many factors could cause its actual results to differ materially from those expressed or implied in its forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date on which they are made, and, except as required by law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, the Company cannot assess the impact of each factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Readers are urged to carefully review and consider the various disclosures made by us in this annual report and our other filings with the SEC. These reports attempt to advise interested parties of the risks and factors that may affect our business, financial condition and results of operations and prospects. The forward-looking statements made in this Annual report speak only as of the date hereof and we disclaim any obligation, except as required by law, to provide updates, revisions or amendments to any forward-looking statements to reflect changes in our expectations or future events.

ii

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable.

B.	Advisors

Not applicable.

C.	Auditors

Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer Statistics

Not applicable.

B.	Method and Expected Timetable

Not applicable.

Item 3. KEY INFORMATION

All operations of the Company are primarily located in Hong Kong, a Special Administrative Region of the People’s Republic of China (“China” or the “PRC”), and therefore, the Company is subject to unique risks due to uncertainty of the interpretation and the application of the PRC laws and regulations. In addition, the Company does not expect to be materially affected by recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, including, but not limited to, the cybersecurity review and regulatory review of overseas listing of its Ordinary Shares through an offshore holding company. However, due to long arm-provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. The Company is also subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong in this regard.

Should the PRC government choose to exercise significant oversight and discretion over the conduct of the Company’s business, they may intervene in or influence the Company’s operations. Such governmental actions:

●	could result in a material change in the Company’s operations;

●	could hinder its ability to continue to offer its securities to investors; and

●	may cause the value of the Company’s Ordinary Shares to significantly decline or be worthless.

The Company is aware that recently, the PRC government has initiated a series of regulatory actions and new policies to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity (“VIE”) structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on Plutus Group’s daily business operation, its ability to accept foreign investments and the listing of its Ordinary Shares on U.S. or other foreign exchanges. These actions could result in a material change in Plutus Group’s operations and could cause the value of its Ordinary Shares to significantly decline or become worthless.

We are a Cayman Islands holding company that conducts all of our operations and operates our businesses in Hong Kong through our Hong Kong operating subsidiaries. Such structure involves unique risks to investors in our Ordinary Shares. Pursuant to the “long arm” provisions of the laws and regulations of the mainland PRC, as discussed in more detail in this annual report, investors face some risk that PRC authorities could disallow this structure, which would result in a material adverse effect on our operations and would cause the value of our Ordinary Shares to significantly decline or become worthless.

As of the date of this annual report, the operations of Plutus Group in Hong Kong and its registered public offering in the United States are not subject to the review nor prior approval of the Cyberspace Administration of China (the “CAC”) nor the China Securities Regulatory Commission (the “CSRC”). Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that Plutus Group is required to obtain such permissions or approvals, or (ii) Plutus Group inadvertently concluded that relevant permissions or approvals were not required or that Plutus Group did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder operations of Plutus Group in Hong Kong and its ability to offer or continue to offer its Ordinary Shares to investors and could cause the value of such securities to significantly decline or be worthless.

Corporate History and Structure

Plutus Group is a holding company incorporated under the laws of the Cayman Islands on January 12, 2022. The Company’s beneficial shareholders are Zhisheng Zhao and Ting Kin Cheung, who hold their ownership through two British Virgin Islands holding companies. The Company’s direct subsidiaries are: (i) Plutus Investment Holdings Group Limited, a British Virgin Islands company; (ii) Plutus Investment Holdings International Limited, a British Virgin Islands company; and (iii) Plutus Financial Holdings Limited, a British Virgin Islands company. Plutus Investment Holdings Group Limited and Plutus Investment Holdings International Limited are holding companies incorporated on February 8, 2022. Plutus Financial Holdings Limited is a holding company incorporated on February 11, 2019.

Plutus Group operates its business through its indirect operating subsidiaries in Hong Kong. Below is a list of our material operating subsidiaries:

●	Plutus Securities Limited is a Hong Kong subsidiary wholly owned by Plutus Investment Holdings Group Limited and established on April 20, 2018. Plutus Securities Limited holds a Type 1 (dealing in securities) license from the Securities and Futures Commission (the “SFC”) of Hong Kong (License No.: BNJ530) and is an exchange participant of the HKEx (Certificate No.: P2003) and offers customers with trading, margin financing and securities custody and nominee services.

●	Plutus Asset Management Limited is a Hong Kong subsidiary wholly owned by Plutus Investment Holdings International Limited and established on April 20, 2018. Plutus Asset Management Limited is licensed to conduct Type 4 (advising on securities) and Type 9 (asset management) regulated activities (License No.: BNJ533) under the SFC of Hong Kong, and provides professional asset management services and develops comprehensive investment strategies for customers.

The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries and their respective principal subsidiaries. Plutus Financial Group Limited is a Cayman Islands exempted company. Our operations are conducted primarily through the Hong Kong entities Plutus Securities Limited and Plutus Asset Management Limited, which are indirect wholly-owned subsidiaries of the issuer.

Operating Subsidiaries

Our business and financial results are contributed primarily by our two operating subsidiaries, namely Plutus Securities Limited and Plutus Asset Management Limited.

Plutus Securities Limited

Plutus Securities is licensed with the SFC to carry out Type 1 (dealing in securities) regulated activities and is an exchange participant of the HKEx and mainly offers (i) securities dealings and brokerage services; (ii) margin financing services; and (iii) underwriting and placing services.

Plutus Asset Management Limited

Plutus Asset Management is licensed with the SFC to carry out Type 4 (advising on securities) and Type 9 (asset management) regulated activities in Hong Kong and mainly offers (i) asset management services and (ii) investment advisory services to our customers.

Holding Companies

As of the date of this annual report, Plutus Investment Holdings Group Limited, Plutus Investment Holdings International Limited, Plutus Asset Management Cayman Limited, Plutus Financial Holdings Limited (BVI), and One Promise Investment Immigration Consulting Limited (HK) act as investment holding companies.

PRC Government Permissions and Approvals

Our PRC counsel, Sundial Law Firm, has advised that, as of the date of this annual report, the Company and its subsidiaries, (1) are not required to obtain permissions or approvals from any PRC national authorities to operate their businesses or to issue the Ordinary Shares to foreign investors; and (2) are not subject to permission requirements from the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”) or any other entity that is required to approve of our operations. This conclusion is based on the fact that: (1) our Company’s operating subsidiaries are located in Hong Kong, (2) we and our subsidiaries have no direct operations in mainland China, and (3) pursuant to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong). There is also the possibility that we may not be able to obtain or maintain such approval or that we inadvertently concluded that such approval was not required. If the approval was required while we inadvertently concluded that such approval was not required or if applicable laws and regulations or the interpretation of such were modified to require us to obtain the CSRC approval in the future, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations, limit our ability to pay dividends, limit our operations, or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. Any uncertainties or negative publicity regarding such approval requirements could have a material adverse effect on our ability to complete any follow-on offering of our securities or the market for and market price of our Ordinary Shares.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. Under the Trial Measures and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. The domestic companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Trial Measures. The domestic companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing may arrange for the filing within a reasonable time period and should complete the filing procedure before such companies’ overseas issuance and listing. As of the date of this annual report, as advised by our PRC counsel, Sundial Law Firm, the Company is not considered a domestic company under the Trial Measures and the Trial Measures do not apply to the Company, and its listing on Nasdaq Stock Market does not require the fulfilling of the filing procedure to the CSRC.

Holding Foreign Companies Accountable Act

The recently enacted Holding Foreign Companies Accountable Act (“HFCAA”), together with a recent joint statement by the United States Securities and Exchange Commission (the “Commission”) and the PCAOB call for additional stringent criteria to be applied to emerging market companies by assessing the qualification of non-U.S. auditors who are not inspected by the PCAOB. Under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not subject to inspection by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted from trading on any U.S. stock exchange. On December 29, 2022, President Biden signed the Consolidated Appropriations Act, 2023, which, among other things, amended the HFCAA to reduce the time period under the HFCAA to two consecutive years instead of three consecutive years. The termination in or any restriction on the trading of our securities will significantly limit or completely hinder our ability to offer securities to investors or cause such securities to significantly decline in value or become worthless.

Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021 (the “2021 Determination Report”) which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in China because of a position taken by one or more authorities in China. Our registered public accounting firm, located in the United Kingdom, is not subject to the 2021 Determination Report. On August 26, 2022, the CSRC, the Ministry of Finance of China, and the PCAOB signed a protocol governing inspections and investigations of audit firms based in mainland China and Hong Kong. On December 15, 2022, the PCAOB issued a new Determination Report (the “2022 Determination Report”) which: (1) vacated the 2021 Determination Report and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in the PRC in 2022. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination.

Transfer of Cash between Our Company and Our Subsidiaries

As a holding company, we rely on dividends and other distributions on equity paid by our operating subsidiaries for our cash and financing requirements. We are permitted under the laws of the Cayman Islands and our memorandum and articles of association (as amended from time to time) to provide funding to our subsidiaries incorporated in the BVI and Hong Kong, through loans or capital contributions. Our BVI subsidiaries are permitted under the laws of the BVI to provide funding to us through dividend distribution subject to certain restrictions laid down in the BVI Business Companies Act 2004 (as amended) and memorandum and articles of association of our BVI subsidiaries. Our subsidiaries (other than our Cayman Islands and BVI subsidiaries) are permitted under the respective laws of Hong Kong to provide funding to us through dividend without restrictions on the amount of the funds, other than as limited by the amount of their distributable earnings. However, to the extent cash is in our Hong Kong operating subsidiaries, there is a possibility that the funds may not be available to fund our operations or for other uses outside of the Hong Kong due to interventions or the imposition of restrictions and limitations by the Hong Kong government on the ability to transfer cash. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. In addition, despite the general protections afforded by the Basic law, due to ‘long arm’ provisions under current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. There is no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer cash into or out of Hong Kong. The PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong and on our ability to move money into Hong Kong to fund our business operation and to satisfy our investment needs in Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business within and outside of Hong Kong and may also affect our ability to transfer and receive funds to and from our operating subsidiaries in Hong Kong. There is no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer cash into or out of China, including Hong Kong. We do not have a formal cash management policy that dictates how funds are transferred.

The structure of cash flows within our organization, and a summary of the applicable regulations, are as follows:

1. Our equity structure is a direct holding structure, that is, the entity issuing Ordinary Shares in the IPO is Plutus Financial Group Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability. Plutus Financial Group Limited holds wholly-owned direct subsidiaries organized in the British Virgin Islands, who in turn hold wholly-owned operating subsidiaries incorporated and operating in Hong Kong.

2. Within our direct holding structure, the cross-border transfer of funds within our corporate group is legal and compliant with the laws and regulations of Hong Kong, the BVI and the Cayman Islands. After investors’ funds enter Plutus Financial Group limited, the funds can be directly transferred to Plutus Financial Holdings Limited (BVI), Plutus Investment Holdings Group Limited and Plutus Investments Holdings International Limited. Plutus Financial Holdings Limited (BVI) can then transfer the funds to One Promise Investment Immigration Consulting Limited (formerly known as Plutus Financial Holdings Limited) (HK). Plutus Investment Holdings Group Limited can then transfer the funds to Plutus Securities Limited. Plutus Investments Holdings International Limited can then transfer the funds to Plutus Asset Management Limited and Plutus Asset Management Cayman Limited.

If the Company intends to distribute dividends, Plutus Asset Management Limited and Plutus Asset Management Cayman Limited will transfer the dividends to Plutus Investments Holdings International Limited in accordance with the laws and regulations of Hong Kong and Cayman Islands; Plutus Securities Limited will transfer the dividends to Plutus Investment Holdings Group Limited in accordance with the laws and regulations of Hong Kong; One Promise Investment Immigration Consulting Limited (HK) will transfer the dividends to Plutus Financial Holdings Limited (BVI) in accordance with the laws and regulations of Hong Kong. Plutus Financial Holdings Limited (BVI), Plutus Investment Holdings Group Limited and Plutus Investments Holdings International Limited will transfer the funds to Plutus Financial Group limited in accordance with the laws and regulations of the BVI. Plutus Financial Group limited will then transfer the dividends to all of its shareholders respectively in proportion to the Ordinary Shares they hold in accordance with the laws and regulations of the Cayman Islands, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. We currently intend to retain our net earnings for use in expanding our business, and do not foresee distributing shareholder dividends in the near future.

3. The Company declared a special dividend of HK$24,451,000 on August 30, 2022. The Company was wholly-owned by Mr. Zhisheng Zhao through Radiant Global Ventures Limited and Divine Star Ventures Limited on August 30, 2022. The Company did not pay out funds for the dividend. Instead, the special dividend was offset by the amount due from Mr. Zhisheng Zhao. The Company also declared a special dividend of HK$13,322,000 to offset the amount due from Mr. Zhisheng Zhao on December 31, 2023. The Company did not pay out funds for the dividend. The amount due from Mr. Zhisheng Zhao was decreased to nil as at December 31, 2023 after declaration of the special dividend. Except as disclosed above, during the years ended December 31, 2023 and 2024, and through the date of this annual report, neither the Company nor any of its subsidiaries has paid dividends or made distributions to any investors. No funds have been transferred by any of the holding companies to their respective subsidiaries for the years ended December 31, 2023 and 2024 and through the date of this annual report, to fund their business operations.   In the future, any cash proceeds raised from overseas financing activities may be transferred by us to our subsidiaries via capital contribution or shareholder loans.

4. Our Hong Kong operating subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Currently, the Companies Ordinance of Hong Kong permits our Hong Kong operating subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with applicable accounting standards and regulations.

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our SEC filings;

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to use the extended transition period under the JOBS Act. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of our IPO; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur as of the end of our fiscal year if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a Foreign Private Issuer

Plutus Group is incorporated in the Cayman Islands, and more than 50 percent of its outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, Plutus Group is a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, Plutus Group is not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, the Company will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example:

●	The Company is not required to provide as many Exchange Act reports or provide periodic and current reports as frequently, as a domestic public company;

●	for interim reporting, it is permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	The Company is not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	The Company is exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	The Company is not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	The Company is not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Implications of Being a “Controlled Company”

We are considered a “controlled company” within the meaning of Nasdaq Rule 5615(c). A “controlled company” is a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. Our founders, Mr. Chun Sun Wong, Mr. Wai Kwong Fong, and Dr. Deming Zhou, beneficially own approximately 52.52% of our Ordinary Shares. Under Nasdaq Rule 5615(c), a “controlled company” may be exempted from the requirements of Nasdaq Rules 5605(b)(1) (requiring that the board consist of a majority of independent directors), (d) (requiring a compensation committee of the board consisting of independent directors) and (e) (requiring independent director oversight of director nominations). Should we determine to rely on the “controlled company” exemptions, our board and its decision-making processes would lack the independent oversight typically required of Nasdaq-listed issuers. We do not intend, however, to take advantage of the “controlled company” exemption from Nasdaq corporate governance standards. As disclosed in this annual report, we have a majority independent board and have adopted board committee charters and policies consistent with Nasdaq’s regular listing and governance rules.

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

RISKS RELATED TO OUR BUSINESS

Risks Related to The Company’s Business and Industry

The Company has a limited operating history, which makes it difficult to evaluate its business and prospects and increases the risks associated with an investment in its Ordinary Shares.

The Company’s operating subsidiaries began their operations in 2018 and have continually sought to expand our product and service offerings. As a result, the business model has not been fully proven and it has limited financial data that can be used to evaluate its current business and future prospects, which subjects it to a number of uncertainties, including our ability to plan for, model and manage future growth and risks. The Company’s historical revenues should not be considered indicative of our future performance. For example, the Company’s operating history has coincided with a period of general global macroeconomic growth, as well as growth in the financial services industries in which it operates. Therefore, the Company has not experienced any prolonged downturn or slowdown in macroeconomic or industry growth and cannot assure that it will be able to respond effectively to any such downturn or slowdown in the future. The Company has also encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly changing and heavily regulated industries, including achieving market acceptance of our products and services, attracting and retaining customers, complying with laws and regulations that are subject to evolving interpretations and application and increasing competition and expenses as the Company expands its business. The Company cannot be sure that it will be successful in addressing these and other challenges it may face, and its business may be adversely affected if it does not manage these risks successfully. In addition, the Company may not achieve sufficient revenue to maintain positive cash flows from operations or profitability in any given period, or at all.

Any trading errors relating to the securities dealing and brokerage business of the Company may cause significant losses.

The Company has to execute and monitor securities dealing transactions in a timely and vigilant manner for our securities dealing and brokerage business, which is heavily dependent on the satisfactory performance of our trading system. Trading errors may occur in the case of trading system breakdown or failure. The Company cannot guarantee that the measures and procedures it has in place to protect and maintain its trading system will completely deter, or be continuously effectively in deterring, trading errors. Trading errors may also occur as a result of human mistakes made by our employees in processing customers’ orders or instructions. Any trading errors may cause us to incur significant losses and may materially and adversely affect the Company’s reputation, operations and financial performance.

The Company is subject to various risks due to illegal or improper activities committed by and misconduct of our personnel or third parties.

The Company is subject to the risk of fraud, illegal act, misconduct or other improper activities committed by our directors, employees, agents, customers or other third parties, such as entering into unauthorized transactions, improperly using or divulging inside information, recommending transactions not suitable for its customers, engaging in fraudulent activities, or engaging in improper or illegal activities or excessive trading to the detriment of us or our customers. The Company cannot assure that its procedures and policies would fully prevent or detect illegal or improper activities in our business operations. If illegal or improper activities transpire and the Company fails to identify them in a timely manner, or at all, it will be in breach of the legal and regulatory requirements in Hong Kong and may be subject to regulatory sanction resulting in financial loss and reputational harm, which would adversely affect our reputation and results of operations.

The Company faces fierce competition in the financial and securities services industry in Hong Kong and may lose our competitive edge to its competitors.

There is a significant number of existing market participants in the financial and securities services industry in Hong Kong providing services similar to ours. The Company’s larger competitors may have advantages over the Company such as having better brand recognition and reputation in the market, wider range of value adding services, stronger human and financial resources, longer operating histories, and operational presence in more geographic locations. The Company also faces competition from local medium and small-sized financial services providers which offer similar range of services. New participants may enter into the market insofar as they have engaged appropriate qualified professionals and obtained the requisite regulatory licenses and permits. Given the keen competition, the Company cannot assure that it will be able to maintain its competitive edge in response to the fast-changing business environment. In addition, competition creates an unfavorable pricing environment in the market in which the Company operates. Intensified competition may cause us to reduce its service fees or commission rates in order to compete with other market players, which could place significant pressure on our ability to maintain gross margins and is particularly acute during market slowdowns, and will in turn materially and adversely affect its market share, financial condition and results of operations.

The Company faces significant competition in the online brokerage industries, and if it is unable to compete effectively, it may lose our market share and its results of operations and financial condition may be adversely affected.

The market for online brokerage services is relatively new, rapidly evolving and intensely competitive. The Company expects competition to continue and intensify in the future. The Company faces competition from traditional retail brokerage firms and financial service providers in Hong Kong and worldwide, many of which may be significantly larger than it is with access to exponentially greater resources. Major international brokerage companies that have large retail online brokerage businesses as well as online brokerage units of commercial banks may also take advantage of their established resources and satisfy applicable regulatory requirements through acquisitions and organic development. The Company expects competition to increase in the future as current competitors diversify and improve their offerings and as new participants enter the market. In order to satisfy the demands of customers for hands-on electronic trading facilities, universal access to markets, smart routing, better trading tools, lower commissions and financing rates, it has embarked on building such facilities and service enhancements. It is building custom-made software and applications to enhance various aspects of our business, including customer services, trading, wealth management, and portfolio construction and monitoring.

Plutus Group cannot assure you that its efforts to enhance its service offerings will be successful or that it will be able to compete effectively or efficiently with current or future competitors. The Company’s competitors may be acquired by, receive investment from, or enter into strategic relationships with, established and well-financed companies or investors, which would help enhance their competitiveness. Furthermore, the current competitors and new entrants in the online brokerage and wealth management industries may also seek to develop new service offerings, technologies or capabilities that could render some of the services that the Company offers obsolete or less competitive, and some of them may adopt more aggressive pricing policies or devote greater resources to marketing and promotional campaigns than it does. The occurrence of any of these circumstances may hinder the Company’s growth and reduce our market share, and thus its business, results of operations, financial condition and prospects would be materially and adversely affected.

We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.

We derive a significant portion of our revenues from a few major customers. For the year ended December 31, 2024, two customers accounted for 18% and 17% of our total revenues. For the year ended December 31, 2023, two customers accounted for 33% and 10% of our total revenues. As of December 31, 2024, four customers accounted for 36%, 25%, 18% and 17% of the total balance of loans to customers and receivables from customers. As of December 31, 2023, three customers accounted for 16%, 16% and 15% of the total balance of loans to customers and receivables from customers.

There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. We cannot guarantee that these customers will continue to retain us to provide them brokerage services, asset management services or margin financing services. Their demands for our financial services may be affected due to factors such as changes in investment preference, market outlook and the general economy, which are beyond our control. Any decline in demand or termination of the services offered by us by our top customers may materially negatively affect our revenues, results of operations and financial condition. In addition, there are risks inherent in a large portion of our receivables being concentrated amongst a small number of customers. Should one or more customers owing a large portion of our receivables experience financial difficulties and be unable to re-pay their loans timely, not only will our revenues and results of operations be adversely affected, our net assets and ability to continue operating would be severely jeopardized.

If the Company is unable to retain existing customers or attract new customers to increase their trading volume, or if it fails to offer services to address the needs of its customers as they evolve, the Company’s business and results of operations may be materially and adversely affected.

The Company derives a significant portion of its revenues from the online brokerage services provided by Plutus Securities to the Company’s customers. To maintain the high growth momentum of the platforms, the Company depends on retaining current customers and attracting more new customers. If there is insufficient demand for the Company’s online brokerage and margin financing services, the Company might not be able to maintain and increase its trading volume and revenues as it expects, and its business and results of operations may be adversely affected.

The Company’s success depends largely on its ability to retain existing customers. The Company’s customers may not continue to place trading orders or increase the level of their trading activities through the Company’s platforms if it cannot match the prices offered by other market players or if the Company fails to deliver satisfactory services. Failure to deliver services in a timely manner at competitive prices with satisfactory experience will cause our customers to lose confidence in us and use our platforms less frequently or even stop using our platforms altogether, which in turn will materially and adversely affect its business. Even if the Company is able to provide high-quality and satisfactory services through its platforms in a timely manner and at favorable price terms, it cannot assure you that it will be able to retain existing customers due to reasons out of its control, such as its customers’ personal financial reasons or the deterioration of the capital markets condition.

If the Company is unable to maintain or increase its customer retention rates or generate new customers in a cost-effective manner, its business, financial condition and results of operations would likely be adversely affected. Historically, the Company incurred HK$2,254,000 and HK$608,000 in advertising and marketing expenses, representing 10% and 6% of its total revenues for the years ended December 31, 2023 and 2024, respectively. Due to COVID-19 related travel restrictions in 2022, the Company did not expend funds on marketing during that year and continued to held on the budget on advertising and marketing expense for the first half of year 2023. The management decided to resume the advertising and marketing budget in the second half of year 2023; therefore, the Company had incurred marketing expenses in the amount of HK$2,254,000 and HK$608,000 for the years ended December 31, 2023 and 2024, respectively,   although the Company has spent significant financial resources on marketing expenses and plans to continue to do so, these efforts may not be cost-effective to attract new customers. The Company cannot assure you that it will be able to maintain or grow its customer base in a cost-effective way.

Plutus Group must stay abreast of the needs and preferences of its customers to serve their evolving trading needs as their investment demands change. If it fails to retain its existing customers by offering services that cater to their evolving investment and trading needs, the Company may not be able to maintain and continue to grow the trading volume facilitated by its platforms, and its business and results of operations may be adversely affected. In addition, if the Company is unable to maintain, enhance or develop the methods the Company uses to retain customers, the costs of customer retention will significantly increase, and its ability to retain customers may be harmed.

Similar to other brokerage and financial services providers, the Company cannot guarantee the profitability of the investment made by customers through its platforms. The profitability of its customers’ investment is directly affected by elements beyond our control, such as economic and political conditions, broad trends in business and finance, changes in volume of securities transactions, changes in the markets in which such transactions occur and changes in how such transactions are processed. While the Company does not provide securities investment consulting services to our users and customers, it provides a social community and information services to facilitate the provision of financial and market information. Although these materials and commentaries contain prominent disclaimers, its customers may seek to hold us responsible when they use such information to make trading decisions and suffer financial loss on their trades, or if their trades are not as profitable as they have expected. Furthermore, it is possible that some customers could solely rely on certain predictive statements made by other users on the Company’s platforms, ignoring our alert warnings that customers should make their own investment judgment and should not predict future performance based on historical records. As a result, the financial loss of its customers may affect the Company’s performance in terms of transaction volumes and revenues as customers decide to abort trading. In addition, some customers who have suffered substantial losses through the Company’s platforms may blame the Company’s platforms, seek to recover their damages from us or bring lawsuits against the Company.

Because our revenues and profitability depend largely on customers’ trading volume, they are prone to significant fluctuations and are difficult to predict. Declines in trading volumes generally result in lower revenues from transaction execution activities, which may affect our financial condition, results of operations and prospects.

Our revenues and profitability depend in part on the level of trading activity of the securities of our customers, which are often affected by factors beyond our control, including economic and political conditions, broad trends in business and finance and changes in the markets in which such transactions occur. Weaknesses in the markets in which the Company operates, including economic slowdowns, have historically resulted in reduced trading volumes for us. Declines in trading volumes generally result in lower revenues from transaction execution activities. Lower levels of volatility generally have the same directional impact. Declines in market values of securities or other financial instruments can also result in illiquid markets, which can also result in lower revenues and profitability from transaction execution activities. Lower price levels of securities and other financial instruments, as well as compressed bid/ask spreads, which often follow lower pricing, can further result in reduced revenues and profitability. These factors can also increase the potential risk for losses on securities or other financial instruments held in inventory and failures of buyers and sellers to fulfill their obligations and settle their trades, as well as claims and litigation. Any of the foregoing factors could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

Our business is also subject to general economic and political conditions, in particular the economic and political conditions in Hong Kong and worldwide, such as macroeconomic and monetary policies, legislation and regulations affecting the financial and securities industries, upward and downward trends in the business and financial sectors, inflation, currency fluctuations, availability of short-term and long-term funding sources, cost of funding and the level and volatility of interest rates. For example, volatility and drops in stock market performance and uncertainties in macroeconomic conditions caused by global calamities such as the ongoing COVID-19 pandemic could negatively impact our revenues and profitability. See Item 3 “Key Information - 3.D.Risk Factor – A sustained outbreak of the COVID-19 virus could have a material adverse impact on our business, operating results and financial condition.” As a result of these risks, our income and operating results may be subject to significant fluctuations.

The current level of commission and fee rates may decline in the future. Any material reduction in our commission or fee rates could reduce our profitability.

The Company derives a significant portion of its revenues from commissions and fees paid by our customers for trading securities through its platforms. In the years ended December 31, 2023 and 2024, our brokerage commission income and handling charge income, and underwriting and placing service income amounted to HK$12,011,000 and HK$2,494,000, representing 55% and 26% of our total revenues during the same years, respectively.

The Company may experience pressure on our commission or fee rates as a result of competition the Company faces in the online brokerage service industry. Some of the Company’s competitors offer a broader range of services to a larger customer base and enjoy higher trading volumes than the Company does. Consequently, the Company’s competitors may be able and willing to offer trading services at lower commission or fee rates than the Company currently offers or may be able to offer. For example, some brokers in Hong Kong offer zero commission fees or similar policies to attract retail securities investors. As a result of this pricing competition, the Company could lose both market share and revenues. The Company believes that any downward pressure on commission or fee rates would likely continue and intensify as it continues to develop our business and gain recognition in our markets. A decline in its commission or fee rates could lower its revenues, which would adversely affect the Company’s profitability. In addition, the Company’s competitors may offer other financial incentives such as rebates or discounts in order to induce trading in their systems rather than in ours. If its commission or fee rate decreases significantly, the Company’s operating and financial results may be materially and adversely affected.

The Company’s business growth and results of operations may be affected by changes in global and regional macroeconomic conditions.

The strong growth of China’s offshore investment and wealth management markets in recent years has been mainly driven by the rapid expansion in personal investable assets attributable to the increased number of high net-worth individuals and affluent groups and their increasing demands for geographically diverse investment portfolios. However, slowdowns in the Chinese economy will affect the income growth of such individuals, who are the main investors in the investment and wealth management markets outside China, and add uncertainties to these markets.

In addition, uncertainties about China, U.S. and global economic conditions and regulatory changes pose a risk as retail investors and businesses may postpone spending in response to credit constraint, rising unemployment rates, financial market volatility, government austerity programs, negative financial news, declines in income or asset values and/or other factors. These worldwide and regional economic conditions could affect and reduce investment behavior and appetites of retail investors and have a material adverse effect on the demand for our products and services. Demand also could differ materially from our expectations as a result of currency fluctuations. Other factors that could influence worldwide or regional demand include changes in fuel and other energy costs, conditions in the real estate and mortgage markets, unemployment, labor and healthcare costs, access to credit, consumer confidence and other macroeconomic factors. Furthermore, eruptions of regional tensions, such as the ongoing military conflict involving Ukraine and Russia, and the related sanctions against Russia have resulted in major economic shocks worldwide and substantial volatility across global financial markets. These and other economic factors could materially and adversely affect demand for our products and services. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

A sustained outbreak of the COVID-19 virus could have a material adverse impact on our business, operating results and financial condition.

There has been a sustained outbreak of the COVID-19 virus globally. COVID-19 had a severe and negative impact on the global economy in 2022 and 2023. Since 2020, governments around the globe have taken measures to contain the spread of the COVID-19 virus, including quarantining individuals infected with or suspected of having COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The COVID-19 has also resulted in temporary closure of many corporate offices around the world.

In addition, as the outbreak continues to threaten global economies, it may continue to cause significant market volatility and declines in general economic activities. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies even before 2020. The recent outbreak of war in Ukraine has already affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union, and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect the Company’s customer’s business and its business, even though the Company does not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but they could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. The Company cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the business outlook of the Company’s business.

The Company has taken a series of measures in response to the outbreak to protect its employees, including, among others, temporary closure of some offices, remote working arrangements for our employees and travel restrictions or suspension. The Company has also suspended face-to-face customer meetings and account opening, and instead implemented remote KYC procedures and video conference meetings which have partially compensated for the challenges caused by COVID-19 related restrictions. In general, while these measures reduced the efficiency of the Company’s operations, it was not significantly impacted in 2022. The extent to which COVID-19 impacts our results of operations in 2025 will depend on the future developments of the pandemic, including new information concerning the efficacy of vaccines and the global severity of and actions taken to contain the pandemic, which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that the pandemic harms the global economies in general.

The Company may not be able to develop its margin financing business as expected and may be exposed to credit risks related to these businesses, primarily arising from loans and advances, and receivables. In addition, the Company needs adequate funding at reasonable costs to successfully operate its margin financing business, and access to adequate funding at reasonable costs cannot be assured.

The margin financing business of the Company may not develop as expected if customers fail to perform contractual obligations or the value of collateral held to secure the obligations is inadequate. As of December 31, 2023 and 2024, the Company’s loans to customers were HK$34,477,000 and HK$15,901,000, respectively. During the years ended December 31, 2023 and 2024, the Company recognized expected credit loss on loans to customers of HK$10,944,000 and HKD9,517,000, respectively. As the Company’s margin financing business expands, it may be subject to greater credit risks.

The Company has adopted comprehensive internal policies and procedures designed to manage such risks. For example, once the margin value falls below the outstanding amount of the relevant loan extended as a result of a market downturn or adverse movement in the prices of the pledged securities, it will make a margin call requesting the customer to deposit additional funds, sell securities or pledge additional securities to top up their margin value. If the customer’s margin value still falls below the required standard, we will initiate our liquidation protection mechanism on a real-time basis to bring the customer’s account into margin compliance. It cannot assure you that it will not be exposed to any credit risks associated with its margin financing business, nor can it ensure that it will not experience disputes with its customers after the Company makes margin calls in the future. In particular, the Company may not always be able to fully recover the margin value through margin calls and its exposure to credit loss may be exacerbated during periods of high market volatility. In certain periods, the securities pledged by the Company’s customers may be concentrated on a limited number of securities which may result in a concentration of the Company’s credit exposures to such securities. In the event the Company’s need to liquidate a large amount of certain pledged securities, it may put a further downward pressure on the price of such securities, and it may not be able to fully recover the margin value.

In addition, with regard to receivables there can be no assurance that all counterparties of the Company will meet their payment obligations on time, in full or at all. As of December 31, 2023 and 2024, the balance of our receivables amounted to HK$12,022,000 and HK$1,473,000, respectively  . If the Company fails to adequately manage our credit risks, they could materially and adversely affect the Company’s business, results of operations and financial condition. See “Our risk management policies and procedures may not be fully effective in identifying or mitigating risk exposure in all market environments or against all types of risks.”

Moreover, the growth and success of our margin financing business depend on the availability of adequate funding to meet our customer demand for margin loans through the Company’s platforms. The Company provided margin financing service for trading of securities listed on the Hong Kong Stock Exchange. As of December 31, 2023 and 2024, outstanding margin financing balance was HK$34,477,000 and HK$15,901,000 (US$2,047,000), respectively. The Company derives the funding for its margin financing business via its internal resources, and there are no financing costs or other related costs for its margin lending activities. To the extent there is insufficient funding from institutional funding partners who are willing to accept the credit risk related to the collateral from the Company’s customers, the funds available for the Company’s margin financing business might be limited and its ability to provide margin financing services to its customers to address their demand for loans would be adversely impacted. In addition, as the Company strives to offer its customers competitively priced services and the online brokerage market is intensely competitive, the Company may attempt to further reduce our interest expenses from its funding partners. If the Company cannot continue to maintain its relationship with these funding partners and obtain adequate funding at reasonable costs, it may not be able to continue to offer or grow our margin financing business. To the extent that the Company’s funding partners find the risk-adjusted returns with us less attractive, it may not be able to obtain the requisite level of funding at reasonable costs, or at all. If it is unable to provide our customers with margin loans or fund the loans on a timely basis due to insufficient funding or less favorable pricing compared to those of our competitors, it would harm the Company’s business, financial condition and results of operations.

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations.

The Company derives a part of its revenues from charging interests on margin balances in connection with our margin financing business. In years ended December 31, 2023 and 2024, the Company’s revenues from interest income derived from its margin financing businesses amounted to HK$5,981,000 and HK$3,059,000, representing 27% and 31% of our total revenues during the same years, respectively.

The trend of the level of interest rates is an important factor affecting our earnings. A decline in interest rates may have a negative impact on the Company’s interest income and thus ultimately adversely impact its total revenues. While the Company generally derives higher interest income when there is an increase in market interest rates, a rise in interest rates may also cause its interest expenses to increase. If it is unable to effectively manage its interest rate risk, changes in interest rates could have a material adverse effect on the Company’s profitability.

Although the Company’s management believes that it has implemented effective management strategies to reduce the potential effects of changes in interest rates on our results of operations, any substantial, unexpected or prolonged change in market interest rates could have a material adverse effect on the Company’s financial condition and results of operations. Also, the Company’s interest rate risk modeling techniques and assumptions likely may not fully predict or capture the impact of actual interest rate changes on its balance sheet.

A significant decrease in the Company’s liquidity could negatively affect its business and financial management as well as reduce customer confidence in the Company.

Maintaining adequate liquidity is crucial to the Company’s business operations. The Company meets its liquidity needs primarily through cash generated by customer trading activities and operating earnings, as well as cash provided by external financing. Fluctuations in customer cash or deposit balances, as well as changes in regulatory treatment of customer deposits or market conditions, may affect our ability to meet our liquidity needs. A reduction in the Company’s liquidity position could reduce its users’ and customers’ confidence, which could result in the loss of customer trading accounts, or could cause us to fail to satisfy our liquidity requirements. In addition, if the Company fails to meet regulatory capital guidelines, regulators could limit its operations.

Factors which may adversely affect the Company’s liquidity position include having temporary liquidity demands due to timing differences between brokerage transaction settlements and the availability of segregated cash balances, unanticipated outflows of company cash, fluctuations in cash held in banking or brokerage customer trading accounts, a dramatic increase in customers’ margin-financing activities, increased capital requirements, changes in regulatory guidance or interpretations, other regulatory changes, or a loss of market or customer confidence.

If cash generated by customer trading activities and operating earnings is not sufficient for the Company’s liquidity needs, the Company may be forced to seek external financing. During periods of disruptions in the credit and capital markets, potential sources of external financing could be reduced, and borrowing costs could increase. Financing may not be available on acceptable terms, or at all, due to market conditions or disruptions in the credit markets. If the Company experiences any significant decrease in its liquidity, its business, financial condition and results of operations could be adversely impacted.

A significant change in customers’ cash allocations could negatively impact the Company’s net interest revenues and financial results.

The Company derives interest income from depositing un-invested cash balances in its customers’ brokerage trading accounts opened with us at our bank partners. In the years ended December 31, 2023 and 2024, the Company generated HK$168,000 and HK$493,000 in interest income from bank deposits, respectively.

As a result, a significant reduction in the Company’s customers’ allocation to cash, a change in the allocation of that cash (for example as a result of using cash to purchase mutual funds through our platforms), or a transfer of cash out of their accounts opened through the Company’s platforms could reduce our interest income and negatively impact our financial results.

The wealth management products that the Company offers involve various risks and failure to identify or fully appreciate such risks may negatively affect the Company’s reputation, customer relationships, results of operations and financial conditions.

Plutus Group offers its customers access to money market, fixed income, equity, balanced, private funds as well as bonds, catering to different investment targets and risk preferences of its customers. These products often have complex structures and involve various risks, including default risks, interest risks, liquidity risks, market risks, counterparty risks, fraud risks and other risks. In addition, the Company is subject to regulations in relation to wealth management products offered in different jurisdictions, and there is no assurance that its operation will be deemed as in full compliance with such regulations at all times.

The Company’s success in offering our wealth management products and services depends, in part, on its ability to successfully identify the risks associated with such products and services, and failure to identify or fully appreciate such risks may negatively affect our reputation, customer relationships, results of operations and financial conditions. Although the Company does not guarantee the principal or the return of the wealth management products available through its platforms and does not bear any liabilities for any loss to capital invested in the products, it must be cautious of the selection of the financial products it offers and must accurately describe the risks associated with those products for its customers. Although the Company enforces and implements strict risk management policies and procedures, such risk management policies and procedures may not be fully effective in mitigating the risk exposure for all of its customers in all market environments or covering all types of risks. If the Company fails to identify and fully appreciate the risks associated with the financial products it offers, or fails to disclose such risks to its customers, or if its customers suffer financial losses or other damages resulting from the financial products the Company offers, its reputation, customer relationships, results of operations and financial conditions will be materially and adversely affected.

If the Company fails to respond in a timely and cost-effective manner to the needs of its users and customers or if its new service offerings do not achieve sufficient market acceptance, the Company’s business and results of operations may be materially and adversely affected.

The Company’s future success will depend partially on its ability to develop and introduce new service offerings to respond to the evolving needs of our users and customers in a timely and cost-effective manner. The Company provides services in markets that are characterized by rapid technological change, evolving industry standards, frequent new service introductions, and increasing demand for higher levels of customer experience. The Company has expanded our service offerings to include asset management services since 2019 and wealth management services to high net worth individuals since late 2021, and it may continue to expand its new service offerings in the future. In addition, the Company also provides certain services to corporate customers. However, the Company has limited experience in new service offerings, and expansion into new service offerings may involve new risks and challenges that it may not have experienced before. The Company cannot assure you that it will be able to overcome such new risks and challenges and make its new service offerings successful. Initial timetables for the introduction and development of new service offerings may not be achieved and profitability targets may not prove feasible. External factors, such as compliance with regulations, competition and shifting market preferences, may also impact the successful implementation of the Company’s new service offerings. The Company’s personnel and technology systems may fail to adapt to the changes in such new areas or it may fail to effectively integrate new services into its existing operation. The Company may lack experience in managing its new service offerings. In addition, the Company may be unable to proceed our operation as planned or compete effectively due to different competitive landscapes in these new areas. Even if the Company expands its businesses into new jurisdictions or areas, the expansion may not yield intended profitable results. Furthermore, any new service offerings could have a significant impact on the effectiveness of its internal control system. Failure to successfully manage these risks in the development and implementation of new service offerings could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company’s ability to anticipate and identify the evolving needs of its users and customers and to develop and introduce new service offerings to address such needs will be a significant factor in maintaining or improving our competitive position and prospects for growth. It may also have to incur substantial unanticipated costs to maintain and further strengthen such ability. The Company’s success will also depend on its ability to develop and introduce new services and enhance existing services for its users and customers in a timely manner. Even if the Company introduces new and enhanced services to the market, they may not achieve market acceptance.

The Company believes that it must continue to make investments to develop new or enhanced service offerings to remain competitive. It needs to continue to develop and introduce new services that incorporate the latest technological advancements in response to evolving user and customer needs. The Company’s business and results of operations could be adversely affected if it does not anticipate or respond adequately to technological developments or the changing needs of its users and customers. The Company cannot assure you that any such investments in research and development will lead to any corresponding increase in revenue.

The Company’s risk management policies and procedures may not be fully effective in identifying or mitigating risk exposure in all market environments or against all types of risks.

The Company has devoted significant resources to developing its risk management policies and procedures and will continue to do so. Nonetheless, its policies and procedures to identify, monitor and manage risks may not be fully effective in mitigating the Company’s risk exposure in all market environments or against all types of risks. Many of the Company’s risk management policies are based upon observed historical market behavior or statistics based on historical models. During periods of market volatility or due to unforeseen events, the historically derived correlations upon which these methods are based may not be valid. As a result, these methods may not predict future exposures accurately, which could be significantly greater than what our models indicate. This could cause us to incur losses or cause its risk management strategies to be ineffective. Other risk management methods depend upon the evaluation of information regarding markets, business partners, customers, catastrophe occurrence or other matters that are publicly available or otherwise accessible to us, which may not always be accurate, complete, up-to-date or properly evaluated.

In addition, although the Company performs due diligence on potential customers, it cannot assure you that it will be able to identify all the possible issues based on the information available to the Company. If a user or customer does not meet the relevant qualification requirements under applicable laws but is still able to use the Company’s services, the Company may be subject to regulatory actions and penalties and held liable for damages. Management of operational, legal and regulatory risks requires, among other things, policies and procedures to properly record and verify a large number of transactions and events, and these policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risks.

Unexpected network interruptions, security breaches or computer virus attacks and failures in the Company’s information technology systems could have a material adverse effect on its business, financial condition and results of operations.

The Company’s information technology systems support substantially all phases of its operations and are an essential part of its technology infrastructure. If the Company’s systems fail to perform, the Company could experience disruptions in operations, slower response time or decreased customer satisfaction. The Company must process, record and monitor a large number of transactions and its operations are highly dependent on the integrity of its technology systems and the Company’s ability to make timely enhancements and additions to its systems. System interruptions, errors or downtime can result from a variety of causes, including unexpected interruptions to the internet infrastructure, technological failures, changes to the Company’s systems, erroneous or corrupted data, changes in customer usage patterns, linkages with third-party systems and power failures. The Company’s systems are also vulnerable to disruptions from human error, execution errors, errors in models such as those used for risk management and compliance, employee misconduct, unauthorized trading, external fraud, computer viruses, distributed denial of service attacks, computer viruses or cyberattacks, terrorist attacks, natural disaster, power outage, capacity constraints, software flaws, events impacting our key business partners and vendors, and other similar events.

The Company’s internet-based business depends on the performance and reliability of the internet infrastructure. The Company cannot assure you that the internet infrastructure it depends on will remain sufficiently reliable for its needs. Any failure to maintain the performance, reliability, security or availability of our network infrastructure may cause significant damage to the Company’s ability to attract and retain users and customers. Major risks involving our network infrastructure include:

●	breakdowns or system failures resulting in a prolonged shutdown of our servers;

●	disruption or failure in the national backbone networks in China, which would make it impossible for users and customers to access our online and mobile platforms;

●	physical or cyber based attacks on our servers and other network infrastructure, which may result in disruptions to our network and damages to our technology infrastructure;

●	damage from natural disasters or other catastrophic events such as typhoon, volcanic eruption, earthquake, flood, telecommunications failure, or other similar events; and

●	any infection by or spread of computer viruses or other system failures.

In addition, any network interruptions or inadequacy on the part of the Company’s third-party partners may result in disruptions to the services we provide to its users and customers. For example, there have been occasions where some of the Company’s customers were not able to timely execute trades because of poor or delayed performances of software, infrastructure or systems of its third-party partners, which may be exacerbated by sudden increase in trading or other user activity volume. The Company also experienced system shutdown in the past. Such disruptions and other interruptions in the availability of the Company’s services could reduce user and customer satisfaction and result in a reduction in the activity level of the Company’s users and customers as well as the number of customers making trading transactions through our platforms. Furthermore, increases in the volume of traffic on the Company’s online and mobile platforms could strain the capacity of its existing computer systems and bandwidth, which could lead to slower response times or system failures. This could cause a disruption or suspension in its service delivery, which could hurt the Company’s brand and reputation. The Company may need to incur additional costs to upgrade our technology infrastructure and computer systems in order to accommodate increased demand if it anticipates that its systems cannot handle higher volumes of traffic and transaction in the future. In addition, it could take an extended period of time to restore full functionality to the Company’s technology or other operating systems in the event of an unforeseen occurrence, which could affect the Company’s ability to process and settle customer transactions. Despite the Company’s efforts to identify areas of risk, oversee operational areas involving risks, and implement policies and procedures designed to manage these risks, there can be no assurance that it will not suffer unexpected losses, reputational damage or regulatory actions due to technology or other operational failures or errors, including those of its vendors or other third parties.

If the Company fails to protect its platforms or the information of its users and customers, whether due to cyber-attacks, computer viruses, physical or electronic break-in, breaches by third parties or other reasons, it may be subject to liabilities imposed by relevant laws and regulations, and the Company’s reputation and business may be materially and adversely affected.

The Company’s computer system, the networks it uses, the networks and online trading platforms of the exchanges and other third parties with whom it interacts, are potentially vulnerable to physical or electronic computer break-ins, viruses and similar disruptive problems or security breaches. A party that is able to circumvent our security measures could misappropriate proprietary information or customer information, jeopardize the confidential nature of the information the Company transmits over the Internet and mobile network or cause interruptions in our operations. The Company of its service providers may be required to invest significant resources to protect against the threat of security breaches or to alleviate problems caused by any breaches.

In addition, the Company collects, stores and processes certain personal and other sensitive data from its users and customers, which makes the Company a potentially vulnerable target to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While the Company has taken steps to protect the confidential information that it has access to, its security measures could be breached. Because the techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, the Company may not be able to anticipate these techniques or implement adequate preventative measures. Any accidental or intentional security breaches or other unauthorized access to our system could cause confidential user information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. The Company has not experienced any material cyber-security breaches or been subject to any material breaches of any of our cyber-security measures in the past.

In addition, leakages of confidential information may be caused by third-party service providers or business partners. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, the Company’s relationships with users and customers could be severely damaged, it may become susceptible to future claims if its users and customers suffer damages and could incur significant liability and its business and operations could be adversely affected. Furthermore, the Company’s corporate customers may utilize the Company’s technology to serve their own employees and customers. Any failure or perceived failure by the Company to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause its customers to lose trust in the Company and could expose it to legal claims and regulatory actions.

Failure or poor performance of third-party software, infrastructure or systems on which the Company relies could adversely affect its business.

The Company relies on third parties to provide and maintain certain infrastructure that is critical to its business. For example, a strategic partner provides services to the Company in connection with various aspects of the Company’s operations and systems. If such services become limited, restricted, curtailed or less effective or more expensive in any way or become unavailable to us for any reason, the Company’s business may be materially and adversely affected. The infrastructure of the Company’s third-party service providers may malfunction or fail due to events out of its control, which could disrupt its operations and have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows. Any failure to maintain and renew the relationships with these third parties on commercially favorable terms, or to enter into similar relationships in the future, could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

The Company also relies on certain third-party software, third-party computer systems and service providers, including clearing systems, exchange systems, alternate trading systems, order-routing systems, internet service providers, communications facilities and other facilities. Any interruption in these third-party services or software, deterioration in their performance, or other improper operation could interfere with the Company’s trading activities, cause losses due to erroneous or delayed responses, or otherwise be disruptive to its business. In addition, if the Company’s arrangements with any third party are terminated, the Company may not be able to find an alternative source of software or systems support on a timely basis or on commercially reasonable terms. This could also have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

The Company relies on a number of external service providers for certain key market information and data, technology, processing and supporting functions.

The Company relies on a number of external service providers for certain key market information and data, technology, processing and supporting functions. Furthermore, external content providers provide the Company with financial information, market news, charts, futures and stock quotes and other fundamental data that the Company offers to its customers and users. These service providers face technical, operational and security risks of their own. Any significant failures by them, including improper use or disclosure of our confidential customer, employee or company information, could interrupt the Company’s business, cause the Company to incur losses and harm its reputation. Particularly, the Company have contracted with affiliates of Nasdaq, the Hong Kong Exchange and Clearing Limited, and a few other institutions to allow its customers to access real-time market information data, which are essential for its customers to make their investment decisions and take actions. If the data provided by such information providers were inaccurate or incomplete, or if such information providers fail to update or deliver the data in a timely manner as provided in the agreements, the Company’s customers may suffer losses and our business operations and reputation can be materially and adversely affected.

The Company cannot assure you that the external service providers will be able to continue to provide these services to meet its current needs in an efficient and cost-effective manner, or that they will be able to adequately expand their services to meet our needs in the future. The external service providers’ ability to consistently provide these services is subject to risks from unfavorable political, economic, legal or other developments, such as social or political instability, changes in governmental policies or changes in the applicable laws and regulations.

An interruption in or the cessation of service by any external service provider as a result of system failures, capacity constraints, financial constraints or problems, unanticipated trading market closures or for any other reason and our inability to make alternative arrangements in a smooth and timely manner, if at all, could have a material adverse effect on the Company’s business, results of operations and financial condition.

Further, disputes might arise out of or in connection with the agreements regarding the Company’s or the service providers’ performance of the obligations thereunder. To the extent that any service provider disagrees with the Company on the quality of the products or services, terms and conditions of the payment or other provisions of such agreements, the Company may face claims, disputes, litigations or other proceedings initiated by such service provider against us. The Company may also incur substantial expenses and require significant attention of management in defending against these claims, regardless of their merit. It could also face damages to its reputation as a result of such claims, and the Company’s business, financial condition, results of operations and prospects could be materially and adversely affected.

If major mobile application distribution channels change their standard terms and conditions in a manner that is detrimental to the Company, or terminate their existing relationship with the Company, the Company’s business, financial condition and results of operations may be materially and adversely affected.

The Company currently relies on Apple’s app store, Google’s Play Store and major PRC-based Android app stores to distribute our mobile application, “Plutus Trader” to users. As such, the promotion, distribution and operation of our application are subject to such distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If these third-party distribution platforms change their terms and conditions in a manner that is detrimental to the Company, or refuse to distribute the Company’s application, or if any other major distribution channel with which the Company would like to seek collaboration refuses to collaborate with it in the future, the Company’s business, financial condition and results of operations may be materially and adversely affected.

The Company is dependent upon key executives and highly qualified managers and the Company cannot assure their recruitment and continued retention.

The success of the Company depends, in part, upon the continued services of key members of its management. The Company’s executives’ and managers’ knowledge of the markets, the Company and its business represents a key strength of the Company’s business, which cannot be easily replicated. The success of the Company’s business strategy and its future growth also depend on the Company’s ability to attract, train, retain and motivate skilled managerial, financial, sales, administration, development and operating personnel.

There can be no assurance that the Company’s existing personnel will be adequate or qualified to carry out its strategy, or that the Company will be able to hire or retain experienced, qualified employees to carry out its strategy. The loss of one or more of their key management or operating personnel of the Company, or the failure to attract and retain additional key personnel, could have a material adverse effect on the Company’s business, financial condition and results of operations.

Risks Related to the Company’s Corporate Structure

The Company’s founder Zhisheng Zhao, and its CEO, Ting Kin Cheung, currently own an aggregate of 71.59% of the total voting power of the Company’s outstanding Ordinary Shares.

Currently, the Company’s founder and its CEO together own an aggregate of 71.59% of the total voting power of its outstanding Ordinary Shares as of the date of this annual report. The Company’s founder and majority shareholder and its CEO will have significant influence on determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. The Company’s majority shareholders will also have the power to prevent or cause a change in control. Without the consent of our majority shareholders, the Company may be prevented from entering into transactions that could be beneficial to it or its minority shareholders. The interests of the Company’s majority beneficial owners may differ from the interests of its other shareholders. The concentration in the ownership of the Ordinary Shares may cause a material decline in the value of the Ordinary Shares.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because the Company is incorporated under Cayman Islands law.

Plutus Group is an exempted company incorporated under the laws of the Cayman Islands. Its corporate affairs are governed by our memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of the Company’s directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of the Company’s shareholders and the fiduciary duties of its directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Save for the list of the names of our current directors (and, where applicable, the current alternate directors) being made available for inspection by the Registrar of Companies in the Cayman Islands to any person upon payment of a fee by such person, shareholders of Cayman Islands exempted companies similar to Plutus Group have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under the Company’s articles of association to determine whether or not, and under what conditions, the Company’s corporate records may be inspected by its shareholders but are not obliged to make them available to the Company’s shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent the Company chooses to follow home country practice with respect to corporate governance matters, the Company’s shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to convene a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than 10 percent of our voting share capital in issue, to convene a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 7 days is required for the convening of our general meetings. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing a majority of the paid up voting share capital in the Company.

Certain judgments obtained against us by our shareholders may not be enforceable and foreign legal systems present unique risks to investors.

Plutus Group is a Cayman Islands exempted company and substantially all of its assets are located outside of the United States. Substantially all of the Company’s current operations are conducted in the Hong Kong. In addition, its current officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against the Company or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Hong Kong or other relevant jurisdictions may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. In addition, CFN Lawyers, the Company’s counsel as to Hong Kong law, has advised us that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty), and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud, (b) the proceedings in which the judgment was obtained were opposed to natural justice, (c) its enforcement or recognition would be contrary to the public policy of Hong Kong, (d) the court of the United States was not jurisdictionally competent, or (e) the judgment was in conflict with a prior Hong Kong judgment. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of U.S. courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States.

Risks Related to Doing Business In Hong Kong

Although the audit report included in this annual report was issued by U.S. auditors who are currently inspected by the PCAOB, if it is later determined that the PCAOB is unable to inspect or investigate the Company’s auditor completely, investors would be deprived of the benefits of such inspection and the Ordinary Shares may be delisted or prohibited from trading.

The audit report included in this annual report was issued by WWC, P.C. (“WWC”) a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. The Company has no intention of dismissing WWC in the future or of engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB. As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, the Company’ auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. If the Company was to engage a different auditor in the future, it would engage an auditor that is U.S.-based and subject to full PCAOB inspection with all materials related to the audit of our financial statements accessible to the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. In such case, the Company will engage a new qualified and fully inspected auditor, which may result in delaying or restating the Company’s financial statements.

The PCAOB is currently unable to conduct inspections in Hong Kong without the approval of local government authorities. If it is later determined that the PCAOB is unable to inspect or investigate the Company’s auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in Hong Kong that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that the Company’s financial statements and disclosures are adequate and accurate.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (the “HFCAA”), which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCAA on December 2, 2020, and the HFCAA was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On December 2, 2021, the SEC adopted final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. The Company will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Under the HFCAA, as recently amended by the Consolidated Appropriations Act, 2023, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for two consecutive years. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China, because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB issued a new Determination Report which: (1) vacated the December 16, 2021 Determination Report; and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in the PRC in 2022. The December 15, 2022 Determination Report cautions, however, that authorities in the PRC might take positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination. If the PCAOB determines in the future that it has been prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in mainland China and Hong Kong, then the companies audited by those registered public accounting firms would be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act.

Should the PCAOB be unable to fully conduct inspection of our auditor’s work papers in Hong Kong, it will make it difficult to evaluate the effectiveness of our auditor’s audit procedures or equity control procedures. Investors may consequently lose confidence in our reported financial information and procedures or quality of the financial statements, which would adversely affect us and out securities.

Risks Related to Legal Uncertainty

The Company is subject to extensive and evolving regulatory requirements in the markets the Company operates in, non-compliance with which may result in penalties, limitations and prohibitions on our future business activities or suspension or revocation of the Company’s licenses and trading rights, and consequently may materially and adversely affect its business, financial condition, operations and prospects.

The Company is subject to extensive regulations and the market in which it operates, Hong Kong, is highly regulated. However, the online brokerage service industry (including, for example, the use of cloud-based operating, computing and record keeping technology as well as biometric identification technology) is at a relatively early stage of development, and applicable laws, regulations and other requirements may be changed and adopted from time to time. The Company may be subject to examinations and inquiries by the relevant regulators on a regular or ad-hoc basis. The Company’s business operations in Hong Kong are subject to applicable Hong Kong laws, regulations, guidelines, circulars, and other regulatory guidance, including, for example, the SFO and its subsidiary legislation. These laws and regulations set out the licensing requirements, regulate the Company’s operational activities and standards, and impose requirements such as maintaining minimum liquidity or capital along with other filing, record keeping and reporting obligations relevant to its business operations. Failure to comply with applicable laws and regulations in markets the Company operates can result in investigations and regulatory actions, which may lead to penalties, including reprimands, fines, limitations or prohibitions on our future business activities or suspension or revocation of our licenses or trading rights. Any outcome of such nature may affect the Company’s ability to conduct business, harm our reputation and, consequently, materially and adversely affect its business, financial condition, results of operations and prospects.

From time to time, our SFC-licensed subsidiaries may be subject to or required to assist in inquiries or investigations by relevant regulatory authorities in Hong Kong, principally the SFC. The SFC conducts on-site reviews and off-site monitoring to ascertain and supervise our business conduct and compliance with relevant regulatory requirements and to assess and monitor, among other things, our financial soundness. The Company is subject to such regulatory examination, reviews and inquiries from time to time. If any misconduct is identified as a result of inquiries, reviews or investigations, the SFC may take disciplinary actions which could lead to revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties against us, our responsible officers, licensed representatives, directors or other officers. Any such disciplinary actions taken against us, our responsible officers, licensed representatives, directors or other officers may have a material and adverse impact on our business operations and financial results. In addition, the Company is subject to statutory secrecy obligations under the SFO whereby it may not be permitted to disclose details on any SFC inquiries, reviews or investigations without the consent of the SFC. While the Company does not believe it is conducting securities business in China, it cannot rule out the possibility that the Company will be subject to the supervision of the CSRC or other PRC government authorities in the future.

Plutus Group does not hold any license or permit for providing securities brokerage business in mainland China. Although Plutus Group does not believe it engages in securities brokerage business in Mainland China, there remain uncertainties to the interpretation and implementation of relevant PRC laws and regulations. If some of the Company’s activities in mainland China were deemed by relevant regulators as provision of securities business such as securities brokerage services, investment consulting services, and/or futures business in mainland China, the Company’s business, financial condition, results of operations and prospects may be materially and adversely affected.

Pursuant to the relevant PRC laws and regulations, no entity or individual shall engage in securities business without the approval of the securities regulatory authority of the State Council. Plutus Group does not hold any license or permit in relation to providing securities brokerage business in mainland China. While the Company does not believe the business it is conducting now through our Hong Kong subsidiaries is securities brokerage business in China, the Company cannot assure you that certain of our activities such as redirecting users in China to brokers or other licensed entities outside of China will not be deemed as operating securities brokerage business in China. If some of the Company’s activities were deemed by relevant regulators as provision of securities business such as securities brokerage services, investment consulting services and/or futures business in China, it will be required to obtain relevant licenses or permits from relevant regulatory bodies, including the CSRC, and failure of obtaining such licenses or permits may subject us to regulatory actions and penalties, including fines and temporary suspension or removal of our websites, desktop devices and mobile application in China. In such cases, the Company’s business, financial condition, results of operations and prospects may be materially and adversely affected. In addition, while the Company has internal policies in place regulating relevant activities of its employees and their dealings with the Company’s business partners, if its employees or business partners engage in certain activities that relevant authorities would require permits or licenses for, the Company may be subject to regulatory enquiries or penalties and negative publicity.

The enactment of the Hong Kong National Security Law could impact the Company’s operations.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, former U.S. President Donald Trump signed the Hong Kong Autonomy Act (“HKAA”) into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on 11 individuals, including HKSAR chief executive Carrie Lam. John Lee is set to be Hong Kong’s next chief executive on July 1, 2022, replacing outgoing Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” In July 2021, President Joe Biden warned investors about the risks of doing business in Hong Kong, issuing an advisory saying China’s push to exert more control over Hong Kong threatens the rule of law and endangers employees and data. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that are targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If the Company’s subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, the Company’s business operations could be materially and adversely affected.

Because all of the Company’s operations are in Hong Kong, a special administrative region of China, the Company faces a risk that the government of the PRC could intervene in or influence its operations at any time, which could result in a material change in the Company’s operations and/or the value of its Ordinary Shares.

Currently, the Company is not required to obtain permissions or approvals from any PRC authorities to either: (1) operate its business; or (2) issue its Ordinary Shares to foreign investors. The PRC government, however, holds sovereign authority over Hong Kong and could choose in the future to: (1) exercise has significant oversight and discretion over the conduct of our business; and/or (2) intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we Plutus Group is are required to obtain such permissions or approvals, or (ii) we Plutus Group inadvertently concluded that relevant permissions or approvals were not required or that we Plutus Group did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations of Plutus Group in Hong Kong and our its ability to offer or continue to offer our its Ordinary Shares to investors and could cause the value of such securities to significantly decline or be worthless. Should the PRC government choose to exercise additional influence or control over Hong Kong businesses like ours through the promulgation of new laws or regulations applicable to Hong Kong, the Company could be required to obtain more licenses, permits, approvals or certificates, and the Company’s business, financial condition and results of operations could be adversely affected.

Substantially all operations of the Company’s operating subsidiaries are in Hong Kong, a special administrative region of the PRC. However, due to the long arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of the Company’s business and may intervene in or influence our operations at any time, which could result in a material change in the Company’s operations and/or the value of its Ordinary Shares. The PRC government may also intervene or impose restrictions on the Company’s ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in the Company’s business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and the Company’s assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Any action by the PRC government to intervene or influence our operations could significantly limit or completely hinder our ability to offer or continue to offer our ordinary to investors and could cause the value of our Ordinary Shares to significantly decline or become worthless. Plutus Group is a holding company, and it conducts its operations in Hong Kong solely through its indirect operating subsidiaries, Plutus Securities and Plutus Asset Management, both incorporated in Hong Kong. The Company’s operations are primarily located in Hong Kong and some of its customers are PRC individuals or companies that have shareholders or directors that are PRC individuals. As of the date of this annual report, the Company does not expect to be materially affected by recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. However, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. The PRC government may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the PRC government to which the Company is subject may change rapidly and with little advance notice to the Company or its shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and may be inconsistent with the Company’s current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede the development of the Company;

●	result in negative publicity or increase the Company’s operating costs;

●	require significant management time and attention; and/or

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm the Company’s business, including fines assessed for its current or historical operations, or demands or orders that the Company modifies or even ceases its business practices.

The Company is aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on the Company’s daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange.

The PRC government may intervene or influence our operations at any time or may exert control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between the ultimate holding company and the operating subsidiaries in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our operating subsidiaries in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way the Company conducts its business, could require the Company to change certain aspects of its business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, the Company’s business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of its Ordinary Shares, potentially rendering it worthless.

There is no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer cash into or out of Hong Kong.

All the Company’s operations are located in Hong Kong, a Special Administrative Region of the People’s Republic of China. In general, pursuant to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and a constitutional document for Hong Kong, the national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong). Despite the general protections afforded by the Basic law, however, due to ‘long arm’ provisions under current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. The PRC government may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the PRC government to which the Company is subject may change rapidly and with little advance notice to the Company or its shareholders.

With regard to currency exchange and overseas currency transfers, there is currently no restriction or limitation under the applicable laws of Hong Kong on the conversion of the HK dollar into foreign currencies or the transfer of currencies out of Hong Kong, and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between our holding company and the operating subsidiaries in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from other entities within our organization or to reinvest in our business outside of Hong Kong and our ability to move money into Hong Kong to fund our business operation and to satisfy our investment needs in Hong Kong. There is no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer cash into or out of China, including Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business within and outside of Hong Kong and may also affect our ability to transfer and receive funds to and from our operating subsidiaries in Hong Kong.

The operations and services of the Company involve collection, processing, and storage of significant amounts of data concerning our users, customers, business partners and employees and may be subject to complex and evolving laws and regulations regarding privacy and data protection and cybersecurity. If the Company fails to comply with the relevant laws and regulations, its business, results of operations and financial condition may be adversely affected.

The Company is subject to a variety of laws, regulations and other legal and regulatory obligations related to the protection of personal data, privacy and information security in the regions where it does business, and there has been and may continue to be a significant increase in such laws and regulations that restrict or control the use of personal data. In China, the Cybersecurity Law became effective in June 2017 and requires network operators to follow the principles of legitimacy in collecting and using personal information.

In addition, the Information Security Technology—Personal Information Security Specification, or the China Specification, came into force on October 1, 2020. Under the China Specification, after collecting the personal information, the controller of the personal information must immediately conduct the data de-sensitization, implement the technical and administrative measures to store separately the de-sensitized data and the data which may be used to recover the identity of the persons and make sure not to identify the persons in the subsequent process of processing the personal information data. In addition, the data controller must provide the purpose of collecting and using subject personal information, as well as the business functions of such purpose, and the China Specification requires the data controller to distinguish its core function from additional functions to ensure the data controller will only collect personal information as needed.

Similarly, Hong Kong also has data privacy legislation that regulates the collection, use, protection and handling of personal data. Under the relevant legislation, data users are required to comply with various data protection principles in relation to the requirement of lawful and fair collection of personal data, consent of data subjects, retention of personal data, use and disclosure of personal data, security of personal data, personal data policies and practices, and rights to access and correction of personal data. Our operations are primarily located in Hong Kong through our key operating subsidiaries, Plutus Securities and Plutus Asset Management, and some of our customers are PRC corporations and individuals. Plutus Securities and Plutus Asset Management may collect and store certain data (including certain personal information) from our customers for “Know Your Client” purposes, some of whom are PRC individuals. As of date of this annual report, Plutus Securities and Plutus Asset Management have collected and stored personal information of fewer than 100 PRC customers. The Draft Data Security Measures remains unclear as to whether a Hong Kong company which collects personal information from PRC individuals would be subject to its terms.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection. The Personal Information Protection Law, which came into effect on November 1, 2021, aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law and promoting the reasonable use of personal information. The Personal Information Protection Law applies to the processing of personal information within China, as well as certain personal information processing activities conducted by entities outside China for natural persons within China, including those for the provision of products and services to natural persons within China or for the analysis and assessment of acts of natural persons within China. As a result, the Company’s overseas subsidiaries including our Hong Kong subsidiaries, may become subject to relevant personal information protection laws of the PRC.

Personal information, as defined in the Personal Information Protection Law, refers to information related to identified or identifiable natural persons and is recorded by electronic or other means but excluding the anonymized information. The Personal Information Protection Law provides the obligations of a personal information processor and the circumstances under which a personal information processor could process personal information, which include but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which the individual is a contractual party. The Personal Information Protection Law specifically provides rules for processing sensitive personal information. Sensitive personal information refers to personal information that, once leaked or illegally used, could easily lead to the infringement of human dignity or harm to the personal or property safety of an individual, including biometric recognition, religious belief, specific identity, medical and health, financial account, personal whereabouts and other information of an individual, as well as any personal information of a minor under the age of 14. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal information processors process sensitive personal information. A personal information processor should inform the individual of the necessity of processing such sensitive personal information and the impact thereof on the individual’s rights and interests.

In addition, the Personal Information Protection Law imposes pre-approval and other requirements for any cross-border data transfer by PRC entities. Since the Personal Information Protection Law is new, there are uncertainties as to the interpretation and application of it, especially in relation to its applicability and requirements for our offshore subsidiaries when they engage in personal information processing activities for natural persons within China. While the Company does not believe the pre-approval requirements for any cross-border data transfer will apply to the way it currently collects information from persons within China, if regulatory bodies deem its current data collection model as a cross-border data transfer, the Company will be subject to the relevant requirements. Furthermore, the Company may need to take certain additional measures in the future to be in compliance with the Personal Information Protection Law.

Regulatory requirements on cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations or significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. For example, the SCNPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law provides for a security review procedure for the data activities that may affect national security. In addition, the Personal Information Protection Law provides that critical information infrastructure operators or personal information processors whose processing of personal information reaches the threshold amount prescribed by the CAC, must store within the territory of the PRC the personal information collected or generated by them within the territory of the PRC. Unless otherwise a security assessment is not required as provided by law, administrative regulations or the national cyberspace authority, where it is necessary to provide such information to an overseas recipient, a security assessment organized by the CAC must have been passed.

On December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced the Measures for Cybersecurity Review published on April 13, 2020. Pursuant to Cybersecurity Review Measures, critical information infrastructure operators that purchase network products and services and network platform operators engaging in data processing activities that affect or may affect national security are subject to cybersecurity review under the Cybersecurity Review Measures. According to the Cybersecurity Review Measures, before purchasing any network products or services, a critical information infrastructure operator shall assess potential national security risks that may arise from the launch or use of such products or services and apply for a cybersecurity review with the cybersecurity review office of the CAC if national security will or may be affected. In addition, network platform operators who possess personal information of more than one million users and intend to be listed at a foreign stock exchange must be subject to the cybersecurity review.

Furthermore, the exact scope of “critical information infrastructure operators” (the “CIIO”) under the Cybersecurity Review Measures and the current regulatory regime also remains unclear. Pursuant to the Regulations on Protection of Security of Critical Information Infrastructure, or the CIIO Security Protection Regulations, which became effective on September 1, 2021, the competent governmental departments and the supervision and management departments of some key industries, or the Security Protection Departments, governing such key industries and areas serve as the departments in charge of the security protection of critical information infrastructure and the Security Protection Departments are responsible for identifying critical information infrastructure in their respective industries and areas, timely notify the identification results to the operators. In the event of the occurrence of any major cybersecurity incident or discovery of any major cybersecurity threat for the critical information infrastructure, the operator shall report to the protection authorities and the public security authorities as required. The Company does not believe it is classified as a CIIO as of the date of this annual report. However, the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws; therefore, it is uncertain whether it could be deemed as a CIIO under PRC law in the future. In the event the Company is classified as a CIIO or otherwise become under investigation or review by the CAC, it may have to substantially change certain of its current practice and its operations may be materially and adversely affected.

In addition, the MIIT further issued the Administrative Measures on the Administration of Data Security in the Industry and Information Technology Areas (for Trial Implementation) (Draft for Comment), or the Draft Data Security Measures in the IIT Field, on February 10, 2022. The Draft Data Security Measures in the IIT Field stipulates that all businesses which handle industrial and telecoms data in China are required to categorize such information into “ordinary,” “important” and “core” and businesses processing “important” and “core” data shall comply with certain filing and reporting obligations. The Draft Data Security Measures in the IIT Field also notes that sharing “important” and “core” data to a foreign party requires a special review and approval process. The Company cannot predict the impact of the above draft measures, if any, at this stage, and it will closely monitor and assess any development in the rule-making process.

The Company cannot assure you that the measures it have taken or will take in the future will be effective or fully satisfy the relevant regulatory authorities’ requirements, and any failure or perceived failure by the Company to comply with such laws and regulations may result in governmental investigations, fines, removal of its app from the relevant application stores and/or other sanctions on the Company. As of the date of this annual report, the Company had not been involved in any investigations on cybersecurity review made by the CAC on such basis, and it had not received any inquiry, notice, warning, or sanctions in such respect.

In the event that the Company is inadvertently deemed to be an Investment Company under the Investment Company Act of 1940 (the “40 Act”), it would become subject to significant additional disclosure, reporting, and other regulatory requirements beyond those that will be applicable to it under the Securities Act and the Securities Exchange Act, resulting in regulatory burdens and expenses which would likely be unsurmountable.

Section 3(a)(1)(A) of the ‘40 Act defines an investment company to include an issuer primarily engaged (or holding itself out as being primarily engaged) in the business of investing in securities. The SEC and the courts have developed a number of criteria to be used in determining whether an issuer is engaged “primarily” in a non-investment business. The applicable criteria include: the issuer’s historical development; its public representations concerning its activities; the activities of its officers and directors, the extent of their involvement in the management of the issuer; the nature of its present assets; and the sources of its present income. The most significant criteria are the nature of an issuer’s assets (as evidenced by the percentage of the issuer’s assets invested in investment securities) and the sources of the issuer’s present income (as evidenced by the percentage of the issuer’s income derived from investment securities).

The Company primarily derives its income from commissions by offering securities dealing and brokerage services, securities underwriting and placing services and other financing services, as well as asset management fees generated by providing asset management services and investment advisory services. As an investment adviser, the Company is primarily focused on investing the assets of others, and not as an investment company investing for its own account. As disclosed in the Company’s consolidated financial statements included in this annual report, the Company does not hold a material amount of investment securities for its own account. In addition, none of the Company’s revenues have been derived from assets comprising investment securities. Thus, the two most important factors for determining the Company’s primary business indicate that the Company is not engaged in the business of investing, reinvesting or trading in securities for its own account.

The Company is also relying on the exemption from the definition of an investment company under Section 3(c)(2)(A) of the ‘40 Act because it is “primarily engaged in the business of underwriting, placing services and distributing securities issued by other persons, it acts as broker and dealer, as a market intermediary, and provides other financing services, and its gross income is derived principally from these business and related activities.” In fact, all of the Company’s revenues have been derived from brokerage commissions, underwriting and placement agent fees, asset management fees, and interest income.

The Company and its subsidiaries and affiliated entities intend to continue to operate their businesses in a manner that will permit them to maintain exemption from the ‘40 Act. There remains some risk, however, that the Company could inadvertently fall within the definition of an investment company in the future, either by coming to hold substantial minority interests in other companies that it does not control, by temporarily holding investment securities constituting a large percentage of its assets, or by some other means. In the event that the Company inadvertently becomes an investment company within the definition of the ‘40 Act, it would become subject to extensive additional registration, reporting, management, governance, and other regulatory burdens that far exceed those already applicable to ordinary public issuers under the ‘33 Act and the ‘34 Act. These additional regulatory burdens, if incurred, would likely be insurmountable for the Company.

Risks Related to the Ordinary Shares

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the Ordinary Shares, the market price for the Ordinary Shares and trading volume could decline.

The trading market for the Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If industry or securities analysts decide to cover the Company and in the future downgrade its Ordinary Shares, the market price for the Ordinary Shares would likely decline. If one or more of these analysts cease to cover the Company or fail to regularly publish reports on the Company, the Company could lose visibility in the financial markets, which in turn could cause the market price or trading volume for its Ordinary Shares to decline.

Because the Company does not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the Ordinary Shares for return on your investment.

The Company currently intends to retain most, if not all, of its available funds and any future earnings to fund the development and growth of our business. As a result, it does not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the Ordinary Shares as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value after the IPO or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares.

Substantial future sales or perceived potential sales of Ordinary Shares in the public market could cause the price of the Ordinary Shares to decline.

Sales of Ordinary Shares in the public market after the IPO, or the perception that these sales could occur, could cause the market price of the Ordinary Shares to decline. As of the date of this annual report, the Company has 14,250,000 Ordinary Shares outstanding. All Ordinary Shares sold in the IPO are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. All of its executive officers and directors and shareholders holding at least ten percent of our common stock have agreed not to sell our Ordinary Shares for a period of 180 days following the effective date of its IPO prospectus, subject to extension under specified circumstances. Ordinary shares subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of the Ordinary Shares could decline. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short the Ordinary Shares. These sales also may make it more difficult for the Company to sell equity or equity-related securities in the future at a time and price that it deems reasonable or appropriate. In addition, rapid market sales or sales in significant volumes of up to 1,680,000 Ordinary Shares offered by the Selling Stockholders may significantly depress the market value of the Ordinary Shares held by investors in our underwritten primary offering.

The Company may need additional capital and may sell additional Ordinary Shares or other equity securities or incur indebtedness, which could result in additional dilution to its shareholders or increase its debt service obligations.

The Company may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions it may decide to pursue. If its cash resources are insufficient to satisfy its cash requirements, the Company may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or equity-linked debt securities could result in additional dilution to the Company’s shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financing covenants that would restrict its operations. Plutus Group cannot assure you that financing will be available in amounts or terms acceptable to it, if at all.

Plutus Group is an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

Plutus Group is an “emerging growth company,” as defined in the JOBS Act, and it may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 so long as it is an emerging growth company. As a result, if the Company elects not to comply with such auditor attestation requirements, its investors may not have access to certain information they may deem important.

In addition, under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. The Company has elected to avail ourselves of an exemption that allows it to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, it will not be subject to the same new or revised accounting standards as other public companies that comply with the public company effective dates. The Company may elect to take advantage of other reduced reporting requirements in future filings. As a result of these elections, the information that the Company provides to its stockholders may be different than you might receive from other public reporting companies.

Plutus Group is a foreign private issuer within the meaning of the rules under the Exchange Act, and as such it is exempt from certain provisions applicable to U.S. domestic public companies.

Because the Company qualifies as a foreign private issuer under the Exchange Act, it is exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

Plutus Group is required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, the Company intends to publish our results on a semi-annual basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information the Company is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, the Company is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if the Company complied fully with the Nasdaq Capital Market corporate governance requirements. Currently, the Company does not have any immediate plans to rely on home country practice with respect to its corporate governance.

Plutus Group may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, the Company is a foreign private issuer, and therefore, is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. The Company would lose our foreign private issuer status if, for example, more than 50% of the Company’s Ordinary Shares are directly or indirectly held by residents of the U.S. and it fails to meet additional requirements necessary to maintain our foreign private issuer status. In the future, if the Company loses its foreign private issuer status as of the last date of our second fiscal quarter, it would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on the following January 1, which are more detailed and extensive than the forms available to a foreign private issuer. The Company would also have to mandatorily comply with U.S. federal proxy requirements, and its officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, the Company would lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq Capital Market listing rules. As a U.S. listed public company that is not a foreign private issuer, the Company would incur significant additional legal, accounting and other expenses that it will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

Plutus Group will incur increased costs as a result of being a public company.

Plutus Group is a public company and expects to incur significant legal, accounting and other expenses that it did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last fiscal year, the Company qualifies as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

The Company expects these rules and regulations to increase its legal and financial compliance costs and to make some corporate activities more time-consuming and costly. The Company expects to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, it will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. The Company also expects that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, the Company will incur additional costs associated with its public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on its board of directors or as executive officers. The Company is currently evaluating and monitoring developments with respect to these rules and regulations, and it cannot predict or estimate with any degree of certainty the amount of additional costs it may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If the Company was involved in a class action suit, it could divert a significant amount of its management’s attention and other resources from our business and operations, which could harm its results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm the Company’s reputation and restrict its ability to raise capital in the future. In addition, if a claim is successfully made against the Company, it may be required to pay significant damages, which could have a material adverse effect on its financial condition and results of operations.

If the Company fails to maintain proper internal financial reporting controls, its ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Prior to the IPO, Plutus Group was a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. The Company is in a continuing process of developing, establishing, and maintaining internal controls and procedures that allows its management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting if and when required to do so under Section 404 of the Sarbanes-Oxley Act of 2002. Although the Company’s independent registered public accounting firm is not required to attest to the effectiveness of the Company’s internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until the date the Company is no longer an emerging growth company, the Company’s management will be required to report on its internal controls over financial reporting under Section 404.

As of December 31, 2024, the Company’s management assessed the effectiveness of its internal control over financial reporting and believes that our internal controls are effective.   In order to assist in establishing and maintain its internal controls over financial reporting, the Company has retained an external consultant having sufficient knowledge of US GAAP and SEC reporting requirements to handle the financial reporting function of the Company. In the future, the Company intends to recruit and retain sufficient staff to address these needed in-house. In addition, and in preparation for the IPO, the Company has appointed independent directors, established an audit committee, and strengthened its corporate governance.

If the Company does not continue to maintain effective internal financial reporting controls and continue to monitor and improve them, it could risk inaccuracies in its financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. The Company is a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires the Company to include a report from management on our internal control over financial reporting in its annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2024. In addition, once the Company ceases to be an “emerging growth company” as such term is defined in the JOBS Act, the Company’s independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Even if the Company’s management continues to conclude that its internal control over financial reporting is effective, the Company’s independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with its internal controls or the level at which the Company’s controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after the Company becomes a public company, its reporting obligations may place a significant strain on the Company’s management, operational and financial resources and systems for the foreseeable future. The Company may be unable to timely complete its evaluation testing and any required remediation.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Plutus Group is a holding company incorporated under the laws of the Cayman Islands on January 12, 2022. The Company’s beneficial shareholders are Zhisheng Zhao and Ting Kin Cheung, who hold their ownership through two British Virgin Islands holding companies. The Company’s direct subsidiaries are: (i) Plutus Investment Holdings Group Limited, a British Virgin Islands company; (ii) Plutus Investment Holdings International Limited, a British Virgin Islands company; and (iii) Plutus Financial Holdings Limited, a British Virgin Islands company. Plutus Investment Holdings Group Limited and Plutus Investment Holdings International Limited are holding companies incorporated on February 8, 2022. Plutus Financial Holdings Limited is a holding company incorporated on February 11, 2019.

Plutus Group operates its business through its indirect operating subsidiaries in Hong Kong. Below is a list of our material operating subsidiaries:

●	Plutus Securities Limited is a Hong Kong subsidiary wholly owned by Plutus Investment Holdings Group Limited and established on April 20, 2018. Plutus Securities Limited holds a Type 1 (dealing in securities) license from the Securities and Futures Commission (the “SFC”) of Hong Kong (License No.: BNJ530) and is also an exchange participant of HKEx (Certificate No. P2003) and offers customers with trading, margin financing and securities custody and nominee services.

●	Plutus Asset Management Limited is a Hong Kong subsidiary wholly owned by Plutus Investment Holdings International Limited and established on April 20, 2018. Plutus Asset Management Limited is licensed to conduct Type 4 (advising on securities) and Type 9 (asset management) regulated activities (License No.: BNJ533) under the SFC of Hong Kong, and provides professional asset management services and develops comprehensive investment strategies for customers.

The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries and their respective principal subsidiaries. Plutus Financial Group Limited is a Cayman Islands exempted company. Our operations are conducted primarily through the Hong Kong entities Plutus Securities Limited and Plutus Asset Management Limited, which are indirect wholly-owned subsidiaries of the issuer.

Initial Public Offering

On February 6, 2025, Plutus Financial Group Limited closed its IPO of 2,100,000 ordinary shares of the Company, par value $0.0001 per share (the “Shares”). The Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-276791), filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on February 4, 2024. A final prospectus relating to the IPO was filed with the Commission on February 6, 2025. Under the terms of an underwriting agreement dated February 4, 2025 (the “Underwriting Agreement”) with R.F. Lafferty & Co., Inc., as the representative of the underwriters named therein (the “Underwriters”), the Company granted the Underwriters an option to purchase up to 315,000 additional ordinary shares pursuant to the ‘Over-allotment Option’ as described in the Underwriting Agreement. By letter dated March 3, 2025, the Underwriters exercised their option to purchase 150,000 additional ordinary shares (the “Over-allotment Shares”). The purchase and sale of the Over-allotment Shares closed on March 4, 2025, resulting in $600,000 in additional gross proceeds.

Following the closing of the aforesaid sale and issuance of the Over-allotment Shares, the Company has a total of 14,250,000 ordinary shares issued and outstanding.

Corporate Information

The principal executive offices of the Company are located at 8/F, 80 Gloucester Road, Wan Chai, Hong Kong. Our telephone number at this address is (852) 2968 1192. The Company’s registered office in the Cayman Islands is currently located at the office of Quality Corporate Services Ltd., Suite 102, Cannon Place, P.O. Box 712, North Sound Rd., George Town, Grand Cayman, KY1-9006 Cayman Islands, which may be changed from time to time at the discretion of directors. The Company’s agent for service of process in the United States is The Crone Law Group, P.C., 420 Lexington Avenue, Suite 2446, New York, NY 10170.

Investors should contact the Company for any inquiries through the address and telephone number of our principal executive offices. The Company’s website is www.plutusfingroup.com.

B. Business Overview

Overview

Plutus Group provides financial services through our primary Hong Kong operating subsidiaries, Plutus Securities and Plutus Asset Management. Plutus Securities is licensed with the SFC to carry out Type 1 (dealing in securities) regulated activities and is an exchange participant of the HKEx and mainly offers (i) securities dealings and brokerage services; (ii) margin financing services; and (iii) underwriting and placing services. Plutus Asset Management is licensed with the SFC to carry out Type 4 (advising on securities) and Type 9 (asset management) regulated activities in Hong Kong and mainly offers (i) asset management services and (ii) investment advisory services to our customers.

Plutus Securities

As a licensed Hong Kong securities broker, Plutus Securities provides a range of services, including:

Securities Dealing and Brokerage Services.

Plutus Securities provides securities dealing and brokerage services for trading in securities on the stock exchange in Hong Kong. Customers can conduct securities trading through the Internet, mobile application “Plutus Trader” (iOS and Android), and customer hotline. Plutus Securities utilizes a broker supplied system through an independent third-party platform authorized by The Stock Exchange of Hong Kong Limited to provide online transaction services, customers can operate their accounts online quickly and reliably. Customers can also call our professional customer service team or agent to place the order directly.

Margin Financing Services.

Plutus Securities offers customers with high stock margin value and low interest rate for stock margin financing services, giving customers flexibility in cash flow and helping customers to grasp every investment opportunity.

Underwriting and Placing Services.

The team of Plutus Securities has deep knowledge and expertise in the small and midcap markets. Customers benefit from its team’s extensive experience in providing advice on the marketing, valuation, timing and structure of equity and debt offerings. The team of Plutus Securities offers underwriting and placing services for IPOs, equity placements and debt issuances, as well as marketing, distribution and pricing of lead-managed and co-managed offerings.

Representative transactions in this area include:

Equity Capital Markets

Equity Capital Market Projects	Date	Role	Commission and Fees
Milestone Builder Holdings Limited (stock code: 1667) – New shares placing	January 28, 2021	Placing Agent	HK$337,000
China Treasures New Materials Group Ltd (stock code: 2439) – New shares placing	March 10, 2023	Placing agent	HK$737,000

Debt Capital Markets

Debt Capital Market Projects	Date	Role	Commission and Fees
Yuzhou Group Holdings Company Limited (stock code: 1628) – Senior Note Issuance of US$217 million	7 Sep 2021	Placing Agent and Arranger	US$1,200,000
Yuzhou Group Holdings Company Limited (stock code: 1628) – Senior Note Issuance of US$250 million	22 Jun 2021	Placing Agent and Arranger	US$1,375,000
Yuzhou Group Holdings Company Limited (stock code: 1628) – Senior Note Issuance of US$267 million	17 Mar 2021	Placing Agent and Arranger	US$1,602,000
Chengdu Airport Xingcheng Investment Group Co., Ltd. – Senior Note Issuance of US$4.25 million	28 Apr 2022	Placing Agent and Arranger	US$177,500
Shaodong City Development Group Co., Ltd. – Senior Note Issuance of EUR$147 million	11 Aug 2022	Placing Agent and Arranger	EUR$300,000
Jinan Tianqiao Industrial Development Group Co., Ltd - Senior Note Issuance of US$5 million	22 Dec 2023	Placing Agent and Arranger	US$938,000

Plutus Asset Management

As a licensed asset management firm, Plutus Asset Management has developed a professional and efficient research platform with a rigorous investment decision-making system. Our investment management team is composed of senior and capable professionals in helping our customers to maximize their potential returns. Our business lines include:

Asset Management Services.

●	External Discretionary Accounts.

Plutus Asset Management provides discretionary accounts services to manage external customer funds placed at Bank J. Safra Sarasin Ltd., Bank of Singapore, Nomura and others. We develop tailored investment strategies for customers based on their individual risk tolerance and investment preferences. Through our discretionary account services, we help customers invest in Hong Kong and U.S. equities, fixed income investments, private equity investments and other asset classes. Plutus Asset Management currently has approximately HK$165 million (approximately US$21 million) in external customer funds under management.

●	Investment Manager of Funds

Fixed Income and Mortgage-Backed Funds.

Our fixed income and mortgage-backed funds aim to generate fixed income returns and long-term capital growth for our investors. Our investment philosophy in this area is to protect and increase investors’ assets with mixed and customized investment strategies that are designed to provide attractive risk-adjusted returns and reduce risk. Our fixed income and mortgage-backed segregated portfolio funds under our Plutus Guardians Fund SPC include:

○	Plutus Guardians ABS Fund 1 SP, serves as an opportunity for investors to access the Hong Kong mortgage market through mortgage-backed and asset-backed securities.

○	Plutus Greater China High Yield Fund I SP, which invests principally in a portfolio of fixed rate debt securities, equity, exchange traded funds, financial instruments and debt obligations of corporate entities located throughout Asia. The segregated portfolio will also invest, either directly or through the use of financial derivative instruments, in fixed income debt securities that (i) have an investment grade or lower grade ratings (if issued by U.S. issuers) or (ii) are unrated or its equivalent (if issued by non-US issuers).

Hedge Funds.

The strategy used by Plutus Asset Management with respect to Syrius Alpha Fund is to adopt an absolute return approach, and therefore to allocate the assets of the fund among a wide range of markets, securities and derivative instruments. The specific investment strategy that the fund adopts may include investment in equity and debt securities, currencies, stock options, and other derivative instruments negotiated in various capital markets. This fund may also allocate its assets among private investment vehicles, loan investments, mutual funds or other accounts managed by portfolio managers who invest in a variety of financial markets.

Please see below the summary of the assets under management for the investment funds managed by Plutus Asset Management for the relevant periods:

	As at December 31, 2023 (US$ millions)	As at December 31, 2024 (US$ millions)
Plutus Guardians ABS Fund 1 SP	1	0
Plutus Greater China High Yield Fund I SP	5.6	6.9

Investment Advisory Services.

Plutus Asset Management provides investment advisory services for funds managed by other asset management companies and creates investment thesis and research analysis reports for our customers.

The Company’s Revenue Model

Plutus Securities

Securities Dealing and Brokerage Services

Plutus Group provides its securities dealings and brokerage services through Plutus Securities. Plutus Securities offers securities dealing and brokerage services for trading in securities on the stock exchange of Hong Kong, such as scrip handling and settlement services, account maintenance services, nominee and corporate action services and related services. It maintains securities trading accounts with external brokers and is required to pay brokerage commissions and fees to them for orders it placed with them on behalf of the Company’s customers.

Plutus Securities charges its customers commission for executing trades in securities on the secondary market based on the transaction value of each completed trading order, normally at a rate from 0.08% to 0.25%, with an average of 0.16%, subject to a minimum fee ranging from HK$50 to HK$100. Such commission shall be determined on a case-by-case basis, taking into account transaction history, trading volume and amount, market commission rates and market condition, etc. Plutus Securities does not use a formulaic approach to determining commission rates, but instead makes a subjective business judgment with regard to each customer based on these factors. The specific commission rate for each customer is based on the subjective judgment of management at the time the account is opened as well as negotiations with customers.

For subscribing for securities on behalf of customers under an initial public offering, the Company does not charge its customers any commissions, but charges its customers a fixed handling fee of HK$100. The handling fees are subject to bulk purchase discount.

Securities brokerage commission income earned for executing and/or clearing trades for customers in individual equities is recognized and accrued on a trade-date basis.

Handling fee income earned from providing services such as settlement, subscription and dividend collection handling and is recognized and accrued on a trade-date basis.

Underwriting and Placing Services

Plutus Securities provides underwriting, sub-underwriting services in initial public offering by acting as book runner, lead manager or underwriter in initial public offering. It may also act as placing agent or sub-placing agent for secondary market fund raising exercises, such as debt issuance and equity issuance by listed companies.

The Company’s underwriting and placing commissions vary from case by case and are determined after arm’s length negotiations with each customer, the underwriting and placing commission could vary in a large range to reflect the difficulties in raising capital at the material time, the underwriting and placing commission generally increase with the size of fund raising size, valuation of the offering, pricing, the credit risk of the customer and the economic condition (e.g. the government interest rates and market sentiment).

Underwriting and placing commission income is recognized at a point in time when the transactions are executed and services are rendered.

Margin Financing

Plutus Securities offers margin financing to the Company’s customers by providing them with margin loans which are repayable on demand with the securities held under margin accounts maintained by us as collaterals. It also provides IPO financing to customers for subscription of shares under initial public offering.

The margin loans will be charged at an interest rate determined and reviewed by the Plutus Securities’ directors from time to time (at least once every month) which will be published in the statement of accounts to customers. For the initial public offering financing, the interest rates we charge on the outstanding loans to our customers for subscribing shares offered under the initial public offering was up to 4.5% per annum.

Interest income is recognized over the period that the margin loans are outstanding.

Plutus Asset Management

Asset Management Services

(iii)	Discretionary Accounts

Plutus Asset Management manages discretionary accounts for the Company’s customers, which it was appointed to manage their account on their behalf with discretion and we enter into an external asset management agreement with the designated external custodian of our customer, which are usually banks or other external licensed securities firms in Hong Kong. There will be a fixed management fee received by the Company from our customer which is calculated with reference to a fixed percentage of the sum of the market value of the securities and the outstanding balance of the customer’s account. Such fee, up to 2%, is determined by the Company with reference to the amount of funds in the discretionary account managed by the Company, relationship with the customer and the perceived trading volume in the account. Our customers retain the ownership of the funds in their discretionary accounts and reserves the ultimate right to terminate our appointment.

(iv)	Investment Manager for Funds

Plutus Asset Management provides asset management services by acting as investment manager for funds established by the Company or external parties. Depending on the investment fund structure, Plutus Asset Management generally enters into an investment management agreement with the funds to act as the investment manager or sub-investment manager, to invest and re-invest the assets of the fund in accordance with the fund’s investment strategy. In return for these services, the Company will receive a subscription fee up to 5%, a management fee up to 2%, and a performance fee/carried interest (depending on whether the fund is an open-ended or close-ended fund) up to 20%, which is determined by, the investment strategy of the fund, investment period, investment size and market rate. For funds established by Plutus Asset Management, it shall also take into account the relationship with the potential investors when fund-raising. For investment funds managed by us, we appoint external custodians, which are generally established banks in Hong Kong and we enter into custodian agreements with the external custodians, which they generally charge a custodian fee based on the asset size of the respective investment fund. Each investor of the funds retains the beneficial ownership and control over their shares/ partnership interests in the fund, however they shall not be involved in the day-to-day management of their shares.

Investment Advisory Services

Plutus Asset Management provides investment advisory services for professional investors and other funds not managed by it. The Company will charge its customers on an agreed-upon investment advisory fee, generally based on the value of assets under their portfolios. The investment advisory fee represents 2% of the value of the assets of the portfolios.

Operation Flow

Securities Brokerage and Dealings and Margin Financing

Each of our customers is required to open securities account (cash and/or margin account) with us before placing orders with us. Our sales team is responsible for collecting necessary identification documents and provide the customer with the account opening form and customer agreement. Upon completion of our “Know-Your-Client” procedure, due diligence and risk rating by our compliance department and approved by our responsible officers, then the customer may deposit their securities and funds into their account for trading and apply for margin financing.

The sales team at Plutus Securities is responsible for taking trading orders from customers through telephone (such orders will be recorded through our telephone recording system with the verification on customer’s identity by checking their account number and name) or in writing (trading instruction form must be signed by the customer). It also processes the placing of trading orders from its customers through the mobile application “Plutus Trader”. Its sales team will inform customers the status of orders, such as whether the orders can be fully executed. Information of the transactions input during the day will also be checked after the market closes. In respect of the online trading platform, the Company’s customers can access this system (via user domain) and place trading orders by themselves using two factors login authentication with the initial login password as well as a onetime password which is generated randomly by our system. When trading orders are input, the system will check if the customers have sufficient cash and/or securities in their accounts to proceed the settlement and to cover the corresponding transaction cost. The Company’s customers can trace the transaction status from the online trading platform on real time basis. Any trading errors will be reported to responsible officers immediately to determine the appropriate action. All trades executed through the broker supplied systems are downloaded to the system maintained by our settlement team after the market closes. The Company’s system will update customers’ cash balance and stock balance to the broker supplied systems for the next trade day according to the trades information downloaded.

The Company’s securities trading platform is provided by a third-party service provider, for which the current trading platform was originally designed to allow a selected number of licensed external brokers (“Participating Brokers”) to be linked to the securities trading platform to allow different external brokers to share resources and to utilize as an additional platform for executing orders. Customers of Plutus and other Participating Brokers have the option to select which Participating Broker with whom to execute trades. The commission charged to the end customer remains the same regardless of the Participating Broker chosen.

The user that executes orders via the securities trading platform must be existing customers of Plutus or of other Participating Brokers. Users that execute via the securities trading platform may be individual users or other brokerage firms. The Participating Broker with which the order has been placed by the user is responsible for performing the clearing and settlement duties and the custody duties remain with the Participating Broker with which the user’s securities account is opened. Such trades can be done on margin and the Company treats orders placed with it by external parties using the same process (including order fulfillment) as it does with its existing customers that have opened securities account with the Company. For trades executed by users from other Participating Brokers, the Company will charge a 0.03% brokerage commission based on the transaction value from the Participating Broker. This commission is paid out of the brokerage commission charged against the user by its own broker. The commission rate was fixed between the Participating Brokers when the securities trading platform was set up. For all trades where Plutus is selected as the broker to execute the trade, Plutus will fulfill the trade on its own and will not further choose another entity (other brokerage firm) to fulfil the order.

In those cases where an individual with a Plutus account and selects another brokerage firm for the fulfillment of their trade orders, the individual will pay Plutus the commission and Plutus will further pay that commission to the other brokerage firm who executed the order. The commission income received by Plutus and the commission income paid by Plutus are netted-off. If an individual Plutus customer selects another brokerage firm to execute their order, the other broker will similarly collect the commission on the trade and pay it to Plutus. The commissions are 0.03% of the transaction value as set by agreement among the participating brokerage firms.

Currently, the number of Participating Brokers that are linked to the securities trading platform has been decreasing and there are only two Participating Brokers left on the trading platform. The existing contract with the current service provider expires on May 31, 2023. The Company changed to a new independent service provider for its securities trading platform since May 31, 2023. The new trading platform service provider will not offer linkage to other external brokers and the new platform will only be utilized by the Company’s customers.

For customers that also apply for margin account, upon the opening of the securities accounts, we generally require customers to execute a margin agreement, an authorization form for the repledge of securities collateral and a letter of personal guarantee before commencing the approval process In addition, an extended review of the credit record and history of the customers as part of our “know you client” procedures are required to mitigate the risk of default. If the customer has been approved for margin financing, we will request our customers for margin financing to pay for a portion of the total cost of the securities and the purchased securities would be treated as securities collateral. Such customers are also required to maintain cash and/or acceptable securities as collateral to secure their repayment obligations.

We maintain a list of securities that we accept as collateral for the margin loans and the margin ratio for such collateral securities will also be displayed on a margin list which we maintain and update regularly, particularly for securities with higher price fluctuations. We currently only accept shares of listed companies on the stock exchange of Hong Kong as securities collateral for margin loans. We refer to a number of factors when establishing and updating the margin ratios on the margin list, such as the trading volume, trading frequency, historical price fluctuations, market volatility of the respective securities and the margin ratios of other financial institutions. We also take into account the years of relationship with the customer and assess the size and risk of the customer’s existing portfolio before approving the margin loan and determining the level of collateral required. Similar factors are also applied when setting out the initial margin limits for customers, such as the financial situation of the customer (supported by objective proof), obtain internal/external credit reference information on the customer, the quality of the collateral securities, the investment objectives, risk appetite and trading patterns of the customer and any other relevant known factors that may affect the customer’s financial status or default risk. After setting out the initial margin limits for the customers, Plutus Securities closely monitors the customer’s margin accounts and reviews its margin clients regularly (at least annually) and whenever there is a significant change of any of the determining factors when setting out its initial margin limits. The margin loans which are approved are repayable on demand with the securities held under margin accounts maintained by us as collateral.

Not all customers that have opened brokerage accounts with us, have also applied for margin accounts. As of December 31, 2023 and 2024, 71% and 55% of the customers that applied margin loans have margin loans outstanding.

The margin loans will be charged at an interest rate determined and reviewed by the Plutus Securities’ directors from time to time (at least once every month) which will be published in the statement of accounts to customers. The interest rates charged range from 8% to 20%, with reference to the credit risk, taking into account the collateral provided, the volatility of the market, and other factors. During the years ended December 31, 2023 and 2024, Plutus Securities financed its margin financing via its internal   resources, and there are no financing costs or other related costs for its margin lending activities.

Plutus Securities also provides initial public offering loans to customers for subscriptions for shares offered under initial public offering. We take into consideration the overall market sentiment, the quality of the shares being listed (to be provided as collateral to secure the initial public offering loans) and investors’ reaction, when determining whether to provide initial public offering loans for subscription for shares offered under that initial public offering. Customers who apply for an initial public offering loan must maintain a margin account with us and deposit an amount no less than 10% of the total subscription amount. We adopt similar approval, credit risk monitoring and margin call process for our initial public offering loan and margin financing.

If the customer is also a margin customer, our sales team will review the margin call report and notify the customer about the call amount if the value of the collateral is insufficient to meet the level of collateral set. The triggering level for making the margin call is when our customer’s outstanding loan balance is (i) greater that the credit limit offered or (ii) greater than 100% of the marginable value of the customer’s portfolio. If the margin call procedure is triggered, our sales team is required to request the customer to liquidate the portfolio to an acceptable level, pledging additional securities (which are on our acceptable list of securities) or deposit the shortfall to the customer account to meet the margin ratio on the same day. Generally, if the customer does not liquidate the portfolio to the acceptable level or deposit the shortfall within 24 hours (depending on the market situation, the Company may shorten the deadline) of the margin call, the Company reserves the right to liquidate the customer’s portfolio at our discretion and use the proceeds thereof towards the settlement the outstanding owed to us.

All margin loans are secured. During the year ended December 31, 2023, the Company has written off margin loans amounted to HK$10,944,000.During the year ended December 31, 2024, the Company has recovered HK$1,403,000 from the written off of margin loans, and so the Company has reversed the amount of HK$1,403,000 for the year ended December 31, 2024.

Underwriting and Placing Services

Our execution team will first liaise with the potential customers, which are listed companies and initial public offering listing applicants in Hong Kong, customer about proposed fund-raising size, terms and structure, pricing basis, target investors and timetable of the projects. The team will conduct a “Know-Your-Client” procedure before accepting engagement and conduct due diligence on the potential customer. Upon completion of the due diligence process, the potential deal will be subject to the approval of the Responsible Officers of Plutus Securities. Once approved, an underwriting agreement or placing agreement will be prepared and executed with the customer.

Our execution team will, set the target price range with the issuers, determine target investor and placee mix, monitor the Securities and Futures (Financial Resources) Rules compliance and any market, credit and liquidity risks on an ongoing basis, review and execute the necessary documentations, liaise with other professional parties, enquire the independence of the investors, monitor dispatch of prospectus, refund checks and share certificates (in the case of underwriting). In the case of underwriting, our execution team will be also responsible for working with relevant parties to ensure fair and orderly allocation of shares from IPO. Throughout the underwriting and placing process, proper records are kept ensuring regulatory compliance throughout the entire process. For cases we are sub-underwriters or sub-placing agents, we go through the normal due diligence process and monitoring process on the listed companies and initial public offering listing applicants and we enter into a sub-underwriting agreement or sub-placement agreement with the lead underwriter or placing agent.

Discretionary Accounts

For potential customers that intends to authorize Plutus Securities to manage his/her account, the Company goes through the same customer account opening process as for its securities brokerage and dealing services/ margin financing services. Upon the satisfaction of the due diligence process and risk assessment by our compliance team, our execution team will enter into a discretionary investment management agreement with our customer setting out the scope of authorization and the investment objective, determined by the customer’s asset size, investment objective and result of our risk assessment.

Upon executing the discretionary investment management agreement, Plutus Securities enters into agreements with third-party banks/custodians to act as external asset manager with the customer’s authorization to manage their accounts with their third-party banks/custodians on their behalf. Plutus Securities’ execution team executes trades by placing orders directly with the third-party banks/custodians. Its responsible officers and investment team review and assess the approved pool of securities, allocation and concentration risks of the discretionary account with our execution team on a regular basis. Its compliance team monitors the trade executed and the security portfolio of the discretionary account on a daily basis to ensure that the investments fall within the investment objective and strategies of the customer.

Investment Manager for Funds

We enter into investment management agreement for the funds we manage, pursuant to which we will be authorized and responsible for its day-to-day investment activities, in order to achieve the investment objective. We have entered into investment management agreements with Plutus Guardians Fund SPC, for and on behalf of its two segregated portfolios, Plutus Guardians ABS Fund 1 SP and Plutus Greater China High Yield Fund I SP and Syrius Alpha Fund as at the date of this annual report. Our funds team will liaise with the potential investor whom are private companies or high net worth individuals and upon completion of the “Know-Your-Client” procedure, shall enter into a subscription agreement with the respective fund.

Investment Advisory

Our sales team will liaise with the potential customer and discuss the investment advisory scope and timeline. Once our customer confirms engagement, our compliance team will conduct a due diligence check on the customer and once approved by our Responsible Officer, our execution team will enter into an investment advisory agreement with our customer. Our investment team will carry out the investment research and provide the investment advisory service in accordance with the agreed terms.

The Role of Account Executives

Account executives are independent licensed professionals who work under contract with our Group and serve to source customers and customer relationships for the Company. Account executives are individuals who are licensed by the SFC to perform regulated activities for a licensed financial institution. The account executives are required to apply for approval from the SFC as a licensed representative accredited to the licensed financial institution and the account executives can only work under one licensed financial institution at the same time. Therefore, the account executives are exclusive such that they cannot provide the same or similar services for another company at the same time. Our Company has four account executives as of December 31, 2023 and 2024.

All account executives have contractual arrangements with our Group. Contractual arrangements for account executives do not have a fixed term and they govern the executives’ compensation arrangements on a perpetual basis. The contractual arrangements with our account executives may be terminated by either party by giving one month notice. All account executives are independent third parties to the Group. The commissions payable to our account executives are based on the associated commission revenue generated by the Company from those investors procured by those account executives, the commission income generated from securities dealing and asset management income are subjected to the commission to our account executives; the interest income generated from margin loans are not subjected to the commission to our account executives. The Company settles the commission to the account executives quarterly.

A guarantee by account executives as primary obligors of the payment of all amounts due to the Company by the customers they have sources is procured. Such guarantees from the account executives include the margin loans of the customers, even if the related interest income is not subject to commissions for the account executive. The Group’s trading system is designed to enforce trading limits and prevent illegal trading, and margin calls are made by the Group, not by the individual account executives. The Group’s margin call process is discussed on page 39, above, under the heading “Securities Brokerage and Dealings and Margin Financing.” Account executives do not provide a general indemnity for actions of the customers they have brought to the Group, nor are their commission rebates required to be repaid in the event of breaches of contractual obligations by the customers they have sourced. Account executives do, however, remain liable for the outstanding amounts due, if any, on their related customer margin loans after collection efforts against the customer have been exhausted. Collection actions on customer margin loans are undertaken by the Company, not the account executives personally.

The commission formulas applied for revenue from each of the securities trading, discretionary accounts, and funds businesses remained the same for the years ended December 31, 2023 and 2024. For the years ended December 31, 2023 and 2024, the commission rates paid varied according to the underlying investment product types.

Pursuant to the formula for commission rates, the commission rates range from 50% to 70%. The commission rates are generally close to 50% for revenue generated from securities trading, and the commission rates are generally close to 70% for revenue generated from discretionary accounts and funds. The commission rates shall be revised at the discretion of the Company from time to time. For the years ended December 31, 2023 and 2024, there was no change to the formula for the commission rates.   Although the Company has the discretion to amend the commission rates from time to time, the commission rates are not expected to change regularly, in order to maintain to retain and incentivize the account executives.

Our Customers

Our customers mainly comprise listed companies and initial public offering listing applicants in Hong Kong, as well as private companies, high net worth individuals and retails individuals. The customers of Plutus Securities are mainly listed companies and initial public offering listing applicants in Hong Kong, private companies, high net worth individuals and retail individuals. The customers for Plutus Asset Management are mainly private companies and high net worth individuals. The following is a breakdown of the customer base:

	Plutus Securities		Plutus Asset Management
	For the years ended December 31,		For the years ended December 31,
Customer Category	2023	2024	2023	2024
Listed Companies and IPO Listing Applicants	1 customer (1%)	0 customer (0%)	0 customer (0%)	0 customer (0%)
Private Companies	2 customers (1.5%)	3 customers (2%)	5 customers (29%)	11 customers (39%)
High net worth individuals	2 customers (1.5%)	14 customers (11%)	12 customers (71%)	17 customers (61%)
Retail individuals	129 customers (96%)	110 customers (87%)	-	-
Total customers	134 customers (100%)	127 customers (100%)	17 customers (100%)	28 customers (100%)

Customer Concentration

For the year ended December 31, 2023, two customers accounted for 33% and 10% of our total revenues. For the year ended December 31, 2024, two customers accounted for 18% and 17% of the Company’s total revenues. No other customer accounts for more than 10% of the Company’s revenue for the years ended December 31, 2023 and 2024.

As of December 31, 2023, three customers accounted for 16%, 16% and 15% of the total balance of loans to customers and receivables from customer. As of December 31, 2024, four customer accounted for 36%, 25%, 18% and 17% of the total balance of loans to customers and receivables from customer. No other customer accounts for more than 10% of the Company’s loans to customers and receivables from customer as of December 31, 2023 and 2024.

As of December 31, 2023, three customers accounted for 29%, 25% and 21% of the total balance of payables to customers. As of December 31, 2024, two customers accounted for 51% and 12% of the total balance of payables to customers. No other customer accounts for more than 10% of the Company’s payables to customers as of December 31, 2023 and 2024.

The following table sets forth a summary of single customers who represented 10% or more of the Company’s total revenue:

	For the year ended December 31, 2023	For the year ended December 31, 2024
	HKD’000	HKD’000
Customer A	*	1,771
Customer B	*	1,619
Customer C	7,316	-
Customer D	2,299	-

*Less than 10%

The revenue from all the customers sets forth above are generated from the underwriting and placing services provided by the Company. Due to the non-recurring nature of the underwriting and placing services, the customers who represented 10% more of the Company’s total revenue are different in each of the year / period.

Customer A is a subsidiary of Fund SPC, which is a related party to the Company. Apart from Customer B, none of the other customers set forth above is a related party to the Company.

The following table sets forth a summary of single customer who represented 10% or more of the Company’s loans to customers and receivables from customers:

	As of December 31, 2023	As of December 31, 2024
	HKD’000	HKD’000
Customer F	7,066	5,939
Customer G	*	4,120
Customer H	*	2,966
Customer I	*	2,765
Customer J	7,457	-
Customer C	7,316	-

*Less than 10%

Customer J is the Executive Director of the Company, which is a related party to the Company. Apart from Customer K, none of the other customers set forth above is a related party to the Company.

The following table sets forth a summary of single customer who represented 10% or more of the Company’s payables to customers:

	As of December 31, 2023	As of December 31, 2024
	HKD’000	HKD’000
Customer K	11,921	5,289
Customer L	*	1,199
Customer B	10,121	*
Customer M	8,772	*

*Less than 10%

The Company’s payables to customers represent the corresponding payables of the Company of the amount of cash deposited by our customers. Upon the customers’ utilization of cash in their investment account, the Company’s payables to customers will be reduced accordingly.

Our customers tend to utilize their cash in their investment account for investing in securities rather than keeping cash in the investment account therefore, the customers represented 10% more of the Company’s payables to customers changed as at each year end date and period end date.

Furthermore, Customer A is a subsidiary of Fund SPC, which is a related party to the Company. Apart from Customer A, none of the other customers set forth above is a related party to the Company.

Marketing and Sales

The sales and marketing function of Plutus Securities and Plutus Asset Management is performed by our Directors. Our deals and projects generally originate from the networks of our Directors, referrals from existing customers or other professional parties and direct approaches by customers due to our market reputation or previous business relationships. Our Directors will attend investment seminars and industry events, and as guest speakers to increase our exposure and be able to reach out to new potential customers directly.

Competition

The Company faces stiff competition from financial service providers in Hong Kong and worldwide, many of which may be significantly larger than us with access to exponentially greater resources. Major international financial institutions and banks that have a wide range of financial service such as wealth management, asset management and securities brokerage may also take advantage of their established resources and satisfy applicable regulatory requirements through acquisitions and organic development. Furthermore, the current competitors and new entrants may also seek to develop and offer service offerings, technologies or capabilities that could render some of the services that we offer obsolete or less competitive, and some of them may adopt more aggressive pricing policies or devote greater resources to marketing and promotional campaigns than we do.

Competitive Strengths

Wide range of financial services through an integrated platform

We are licensed by the SFC to carry out Type 1 (dealing in securities), Type 4 (advising on securities) and Type 9 (asset management) regulated activities in Hong Kong. We offer a wide range of financial services through our integrated platform. We offer underwriting and placing services for subscriptions in IPOs and secondary offerings, such as rights issue, bond issues and private placings. We offer securities dealings and brokerage services and also investment advisory and asset management services. We have benefited from the business opportunities acting for the listed companies when they are or their shareholders or management procure or other financial services. We believe our different business lines has created a wide range of service coverage, which helps us retain and attract customers and generate opportunities for each segment and in turn create diversified sources of revenue and maximize profit. We also believe our integrated platform helps enhance our overall corporate image and reputation which is crucial for us to overcome emerging challenges in the market.

Strong customer base

We serve a diverse and solid base of customers. The majority of our customers are mainly listed companies in Hong Kong and also high net-worth individuals. Our corporate customers engage in a diverse spectrum of industry sectors including consumer products, food and beverage business, manufacturing, logistics, construction services, natural resources, financial services, property development and travel. Our high-net-worth customers have also maintained a relationship with our management for an average of over 10 years. A diversified and solid customer base will help mitigate the negative effect caused by fluctuations in market conditions.

Experienced management team and a well-qualified professional workforce

We are led by a team of experienced professionals who formulate investment strategies, monitor compliance and financial performance, and manage daily operations with an aim to provide quality services to our customers in a reliable, efficient and professional manner. In particular, both Mr. Ting Kin Cheung and Mr. Chun Lok Yeung, being Directors, each have over 15 years of experience in the financial services industry. With their expertise and knowledge, we believe that we will be able to respond and cope with the rapidly evolving and fluctuating market environment. Our professional staff have also an average of over 15 years of financial industry experience, with a portion of our workforce having worked for international financial institutions.

Effective risk management and internal control system

We have maintained effective risk management systems and internal control systems, enabling us to identify, evaluate, mitigate and manage credit, market and operational risks in our business. Our risk management structure, which encompasses our Directors, our compliance officer and responsible officer has established a risk management system which enable us to conduct real-time monitoring of potential risks. In addition, pursuant to our stringent risk management policies in place, we regularly perform sensitivity analysis and stress testing procedures for various risk across our business lines to assist us in optimizing our asset allocation and mitigating risks. Our compliance officer regularly reviews our internal control system to identify and rectify any internal control deficiencies in a timely manner to ensure the stable growth of business. Based on our internal control system, we follow a thorough review and approval process with respect to each customer and the launching of each project. We have not received any disciplinary actions against us since we have obtained our licenses from the SFC.

The Company’s Strategies

The Company intends to pursue the following strategies to further expand its business:

Expand its customer network

While maintaining a loyal and diverse customer base is crucial for the Company to sustain its business in this competitive industry, attracting new customers is equally important for the Company to maintain growth. the Company intends to target high net worth customers by providing quality brokerage service, portfolio and wealth management services to manage their investment and wealth. It plans to expand its customer base by (i) enhancing the Company’s reputation through listing on NASDAQ; (ii) extending and enhancing our sales and marketing capabilities with new full-time hires focusing on business development, preferably with extensive experience in the industry; (iii) increasing its exposure by more active contact with professional parties and existing customers to strengthen business relationships; (iv) participating or sponsoring investment related events such as seminars and industry events; and (v) participating in charity events to promote our corporate image and enhance its sense of social responsibilities.

Strengthen our research capabilities

The Company plans to enhance its research capabilities to improve its asset management services and investment advisory services by continuously recruiting and employing talented analysts from different industry background and capital market exposure. It will expand the breadth and depth of research of listed companies in relevant key industries such as fintech sector, geographics and asset type (i.e. cryptocurrency) to increase its investment pool, creating quality research to our investment team and ultimately increasing our investment return of its asset under management. The Company believes that by creating strong returns for its customers, it can build a successful track record to attract more funds from its existing or potential customers.

Enhance our underwriting and placing business

Currently the Company’s underwriting business, securities brokerage and dealing, margin financing and asset management services share certain personnel and resources and is hindered by its limited human resources. In order to explore business opportunities and to care for and manage our underwriting business, the Company anticipates recruiting up to three (3) persons as licensed representatives, which will solely be responsible for the underwriting and placing projects. Plutus Securities has acted as one of the underwriting managers in relation to a listed bond issuance on The Stock Exchange of Hong Kong Limited in March 2022 with a principal amount of US$500 million and a placing agent in relation to a private bond issuance of the principal amount of US$28.5 million in April 2022. The additional licensed representatives will be part of the Company’s dedicated institutional sales team which will focus on sourcing new customers for our underwriting and placing business, which the Company believes can extend its reach to more potential customers and can help us build a solid customer foundation when the impact of the COVID-19 pandemic weakens and economic and market sentiment improves.

Develop our asset management business

Plutus Asset Management obtained licenses to conduct Type 4 (advising on securities) and Type 9 (asset management) regulated activities under the SFO in January 2019. Plutus Group aims, through Plutus Asset Management, to develop its asset management business by diversifying the types of asset management schemes to satisfy different needs of its customers. Plutus Asset Management launched two segregated portfolio funds under Plutus Guardians Fund SPC to invest in fixed income and mortgage-backed securities and also managed a hedge fund with an absolute return approach strategy with a total asset under management of approximately HK$53 million (approximately US$6.9 million) as of the date of this annual report.   The Company intends to leverage on its relationships with institutional customers derived from its underwriting and placing business and plan to launch additional funds with new strategies, mainly focused on fixed income and mortgage-backed securities. The Company believes such strategies are in high demand among our customer base and will help us achieve a sound growth of the total size of the assets under its management, generating more asset management fees and performance-based incentive income so as to broaden our revenue source in the long run.

Employees

As of the date of this annual report, the Company has a total of 10 full time employees.

The Company’s success depends on its ability to attract, motivate, train and retain qualified personnel. The Company believes it offers its employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

The Company believes it maintains a good working relationship with its employees, and it has not experienced any material labor disputes. None of the Company’s employees is represented by a labor union.

Properties

The Company’s offices, which comprise the whole 8th floor of No. 80 Gloucester Road in Wanchai, Hong Kong, are leased under the Tenancy Agreement with Sun Properties Company Limited dated October 10, 2024. The current lease term runs for a period of 2 years and expires on November 15, 2026. The Company pays monthly rent is HK$101,500, with an additional month charge of HK$12,500 for air-conditioning and management services. The Company believes its current premises are adequate for its operations.

Intellectual Property

As of the date of this annual report , the Company does not own any patents, copyrights, trademarks or domains.

Insurance

The Company’s Hong Kong operating subsidiaries maintain general casualty, business interruption, premises liability, employees’ compensation, and employee medical insurance. In addition, its licensed securities brokerage and asset management activities are insured against losses and liabilities through Lloyd’s. The Company believes its current insurance coverages are adequate.

REGULATION

Regulations Relating to the Hong Kong Financial Services Market

Regulation of securities and futures market

The Securities and Futures Commission of Hong Kong (the “SFC”) is an independent statutory body which derives its investigation, remedial and disciplinary powers from the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) and is responsible for regulating the securities and futures market in Hong Kong. The SFC works to strengthen and protect the integrity and soundness of Hong Kong’s securities and futures markets for the benefits of investors and the industry.

The SFC’s regulatory objectives as set out in the SFO are:

(a)	to maintain and promote the fairness, efficiency, competitiveness, transparency and orderliness of the securities and futures industry;

(b)	to promote understanding by the public of the operation and functioning of the securities and futures industry;

(c)	to provide protection for members of the public investing in or holding financial products;

(d)	to minimise crime and misconduct in the securities and futures industry;

(e)	to reduce systemic risks in the securities and futures industry; and

(f)	to assist the Financial Secretary of Hong Kong in maintaining the financial stability of Hong Kong by taking appropriate steps in relation to the securities and futures industry.

Parties regulated by the SFC include (i) brokers, investment advisers, fund managers and intermediaries carrying out Type 1 to Type 10 and Type 13 regulated activities under the SFO; (ii) investment products; (iii) listed companies; (iv) The Stock Exchange of Hong Kong Limited (“HKEx”); (v) automated trading service (ATS) providers; (vi) approved share registrars; (vii) Investor Compensation Company Limited (ICC); and (viii) market participants (including investors).

Licensing Regime

As the gatekeeper of standards for individuals and corporations seeking to enter the securities and futures markets of Hong Kong, the SFC:

(a) grants licences to those who are appropriately qualified and can demonstrate their fitness and properness to be licensed under the SFO;

(b) maintains a public register of licensed persons and registered institutions;

(c) monitors the on-going compliance of licensing requirements by licensees, substantial shareholders of licensed corporation and directors of licensed corporations and substantial shareholders; and

(d) initiates policies on licensing issues.

The SFC operates a system whereby they authorise corporations and individuals (through licences) to act as financial intermediaries. Under the SFO, a corporation which is not an authorised financial institution (as defined in Section 2(1) of the Banking Ordinance (Chapter 155 of the Laws of Hong Kong)) and is:

(a) carrying on a business in a regulated activity (or holding out as carrying on a regulated activity); or

(b) actively marketing, whether in Hong Kong or from a place outside Hong Kong, to the public any services it provides, which would constitute a regulated activity if provided in Hong Kong,

must be licensed by the SFC to carry out the regulated activities, unless one of the exemptions under the SFO applies.

Through licensing, the SFO regulates the financial intermediaries and individuals that are carrying out the following regulated activities:

Type 1: Dealing in securities

Type 2: Dealing in futures contracts

Type 3: Leveraged foreign exchange trading

Type 4: Advising on securities

Type 5: Advising on futures contracts

Type 6: Advising on corporate finance

Type 7: Providing automated trading services

Type 8: Securities margin financing

Type 9: Asset management

Type 10: Providing credit rating services

Type 11: Dealing in OTC derivative products or advising on OTC derivative products (Note 1)

Type 12: Providing customer clearing services for OTC derivative transactions (Note 2)

Type 13: Providing depositary services for relevant collect investment schemes

Notes:

1.	Not yet in operation
2.	Added pursuant to the Securities and Futures (Amendment) Ordinance 2014 (6 of 2014) that came into operation on September 1, 2016, in so far as it relates to paragraph (c) of the new definition of excluded services in Part 2 of Schedule 5 of the SFO.

Persons conducting business in such regulated activities are generally required to be licensed or registered with the SFC. The regulated activities that they are permitted to carry out are specified on their licences or certificates of registration.

Types of Intermediaries regulated by the SFC

Licensed Corporation (as defined under Section 116 of the SFO)

For application as a licensed corporation, the company has to be incorporated and the licensed corporation has to satisfy the SFC that it has a proper business structure, good internal control systems and qualified personnel to ensure the proper management of risks that it will encounter in carrying on the proposed business as detailed in the business plan submitted to the SFC.

Detailed guidelines to meet the requirements and expectations of the SFC are contained in (a) the Guidelines on Competence published by the SFC pursuant to Section 399 of the SFO; (b) the SFC Code of Conduct; and (c) the Management, Supervision and Internal Control Guidelines for Persons Licensed by or Registered with the SFC published by the SFC pursuant to Section 399 of the SFO.

Responsible Officers (as defined under Section 126 of the SFO)

Each licensed corporation must have not less than two Responsible Officers to directly supervise the conduct of each regulated activity. For each regulated activity, it must have at least one Responsible Officer available at all times to supervise the business. The same individual may be appointed to be a Responsible Officer for more than one regulated activity provided that he is fit and proper to be so appointed and that there is no conflict in the roles assumed. At least one of the Responsible Officers must be an executive director as defined under the SFO. All executive directors must seek the SFC’s approval as Responsible Officers accredited to the licensed corporation.

A person who intends to apply to be a Responsible Officer must demonstrate that he fulfils the requirements on both competence and sufficient authority. An applicant should possess appropriate ability, skills, knowledge and experience to properly manage and supervise the corporation’s regulated activities. Accordingly, the applicant has to fulfil certain requirements on academic and industry qualification, industry experience, management experience and regulatory knowledge as stipulated by the SFC.

If a Responsible Officer intends to conduct regulated activities in relation to matters falling within the ambit of a particular code issued by the SFC, for instance, the Takeovers Code or the Code on Real Estate Investment Trusts, additional competence requirements specific to that field would apply.

Licensed Representative (as defined under Section 120(1) of the SFO)

An individual is required to be a Licensed Representative if he is performing a regulated function for his principal which is a licensed corporation in relation to a regulated activity carried on as a business or he holds out as performing such function.

A person who intends to apply to be a Licensed Representative must demonstrate his competence requirement under the SFO. An applicant has to establish that he has the requisite basic understanding of the market in which he is to work as well as the laws and regulatory requirements applicable to the industry. In assessing the applicant’s competence to be licensed as a Licensed Representative, the SFC will have regards to the applicant’s academic qualification, industry qualification and regulatory knowledge.

Registered Institution

It is an authorised financial institution that is registered to carry on one or more than one regulated activity under Section 119 of the SFO.

Fit and Proper Requirements

Persons applying for licences and registrations under the SFO, including the Licensed Representatives and the Responsible Officers, must satisfy and continue to satisfy after the grant of such licences that they are fit and proper persons to be so licensed or registered. The SFC shall refuse to grant a licence unless the applicant satisfies the SFC that, among others, it is a fit and proper person under Section 116(3) of the SFO.

Pursuant to Section 129 of the SFO, in considering whether a person is fit and proper for the purposes of licensing or registration, the SFC shall, in addition to any other matter that the SFC may consider relevant, have regards to the following:

(a) the financial status or solvency;

(b) the educational or other qualifications or experience having regard to the nature of the functions to be performed;

(c) the ability to carry on the regulated activity concerned competently, honestly and fairly; and

(d) the reputation, character, reliability and financial integrity.

The above fit and proper criteria must be considered in respect of the person (if an individual), the corporation and any of its officers (if a corporation) or the institution, its directors, chief executive, managers and executive officers (if an authorised financial institution).

Further, Section 129(2) of the SFO empowers the SFC to take into consideration any of the following matters in considering whether a person is fit and proper:

(a) decisions made by such relevant authorities as stated in Section 129(2)(a) of the SFO or any other authority or regulatory organisation, whether in Hong Kong or elsewhere, in respect of that person;

(b) in the case of a corporation licensed under Section 116 or Section 117 of the SFO or registered under Section 119 of the SFO or an application for such licence or registration:

i.	any information relating to any other person who will be acting for or on its behalf in relation to the regulated activity; and

ii.	whether the person has established effective internal control procedures and risk management systems to ensure its compliance with all applicable regulatory requirements under any of the relevant provisions;

(c) in the case of a corporation licensed under Section 116 or Section 117 of the SFO or an application for the licence, any information relating to any person who is or to be employed by, or associated with, the person for the purposes of the regulated activity; and

(d) the state of affairs of any other business which the person carries on or proposes to carry on

The SFC is obliged to refuse an application to be licensed if the applicant fails to satisfy the SFC that he is a fit and proper person to be licensed. The onus is on the applicant to make out a case that he is fit and proper to be licensed for the regulated activity.

Minimum capital requirements under the Securities and Futures (Financial Resources) Rules (“FRR”)

Depending on the type of regulated activity, licensed corporations have to maintain at all times paid-up share capital and liquid capital not less than the specified amounts according to the FRR. Under Section 145 of the SFO, the FRR sets out the computation of a number of variables in respect of all the liquid assets and ranking liabilities of a licensed corporation and its liquid assets must exceed its ranking liabilities. A licensed corporation shall at all times maintain liquid capital which is not less than its required liquid capital as stipulated in section 6 of the FRR. If a licensed corporation conducts more than one type of regulated activity, the minimum paid-up share capital and liquid capital that it must maintain shall be the higher or the highest amount required amongst those regulated activities.

A licensed corporation, no matter it provides securities margin financing or not, must monitor its liquid capital level continuously in order to satisfy the FRR requirements. If the demand for margin loan from customers increases, the licensed corporation would be required to maintain additional liquid capital. Advancing margin loan to customers would lead to an increase in the amount receivable from the margin customers but lower liquid capital, unless the customer deposit sufficient additional securities collaterals to the licensed corporation.

Minimum paid-up share capital requirement

The table below summarizes the minimum paid-up share capital and liquid capital that a licensed corporation is required to maintain for Type 1 (dealing in securities), Type 4 (advising on securities) and Type 9 (asset management) regulated activities:

Regulated activity	Minimum paid-up share capital	Minimum liquid capital
Type 1: Dealing in securities
(a) in the case where the corporation is an approved introducing agent or trader	-	HK$500,000
(b) in the case where the corporation provides securities margin financing	HK$10,000,000	HK$3,000,000
(c) in any other case	HK$5,000,000	HK$3,000,000

Type 4: Advising on securities
(a) in the case where the corporation is subject to the licensing condition that it shall not hold customer assets	-	HK$100,000
(b) in any other case	HK$5,000,000	HK$3,000,000

Type 9: Asset management
(a) in the case where the corporation is subject to the licensing condition that it shall not hold customer assets	-	HK$100,000
(b) in any other case	HK$5,000,000	HK$3,000,000

Pursuant to the FRR, where the licensed corporation is licensed to carry on two or more regulated activities, the respective required minimum paid-up share capital and minimum liquid capital to be maintained by the licensed corporation shall be the highest applicable amounts among the activities.

Further, pursuant to the FRR, liquid capital is the amount by which a licensed corporation’s liquid assets exceeds its ranking liabilities where (i) liquid assets are the amount of assets held by the licensed corporation, adjusted for such factors to take into account liquidity of certain assets as well as credit risks; and (ii) ranking liabilities are the sum of liabilities on the balance sheet of the licensed corporation (including, without limitation, any amounts payable by it in respect of any overdraft or loan, any accrued interest payable to any other person, accrued expenses, taxes and provisions for contingent liabilities), adjusted for such factors to take into account market risks and contingency. The method of calculating liquid assets and ranking liabilities is set out in Divisions 3 and 4 of the FRR respectively.

The FRR stipulates that a licensed corporation shall maintain minimum liquid capital at all times which shall be the higher of the amount of (a) and (b) below (as applicable to our Group):

(a) the amount of minimum liquid capital as set out in the table above; and

(b) its variable required liquid capital, meaning the basic amount which is 5% of the aggregate of:

i.	the licensed corporation’s on-balance sheet liabilities including provisions made for liabilities already incurred or for contingent liabilities but excluding certain amounts stipulated in the definition of “adjusted liabilities” under the SFO;

ii.	the aggregate of the initial margin requirements in respect of outstanding futures contracts and outstanding options contracts held by it on behalf of its customers; and

iii.	the aggregate of the amounts of margin required to be deposited in respect of outstanding futures contracts and outstanding options contracts held by it on behalf of its customers, to the extent that such contracts are not subject to the requirement of payment of initial margin requirement.

If the licensed corporation applies for more than one type of regulated activity, the minimum paid-up share capital and liquid capital that the corporation should maintain shall be the higher or the highest amount required amongst those regulated activities applied for.

Continuing Compliance Obligations

Remaining fit and proper

Licensed corporations, licensed persons and registered institutions must remain fit and proper at all times and comply with all applicable provisions of the SFO and its subsidiary legislation as well as the codes and guidelines issued by the SFC.

Submission of audited accounts

Licensed corporations and associated entities of intermediaries (except for those which are authorised financial institutions) are required to submit their audited accounts and other required documents within four months after the end of each financial year as required under Section 156(1) of the SFO.

Maintenance of insurance against specified risks

A licensed corporation must take out and maintain insurance against specific risks for specific amounts as a condition of their licenses in the manner prescribed by the Securities and Futures (Insurance) Rules (Chapter 571AI of the Laws of Hong Kong).

Stock Exchange Participants and CCASS Clearing Participants

Any broker-dealer that intends to operate a brokerage business for products available on the HKEx, using the trading facilities of the Stock Exchange, must be admitted and registered as a Stock Exchange Participant. A Stock Exchange Participant must also hold at least one trading right in the Stock Exchange. All new trading rights are issued by the Stock Exchange and are non-transferable. Further, a Stock Exchange Participant who trades on the Stock Exchange has the option to choose to become a CCASS Clearing Participant. Hong Kong Securities Clearing Company Limited (“HKSCC”), may make available the services of Central Clearing and Settlement System (“CCASS”) to persons who meet and continue to meet the qualifications from time to time prescribed by HKSCC and who have been admitted as a CCASS Clearing Participant.

Laws and Regulations in Relation to Anti-Money Laundering and Terrorist Financing

Money laundering covers a wide range of activities and processes intended to mask the source of unlawfully obtained proceeds. Terrorist financing refers to financial transaction which includes the financing of terrorist acts, and of terrorist and terrorist organisations. It extends to any funds, whether from a legitimate or illegitimate source. The four main pieces of legislation in Hong Kong that are concerned with money laundering and terrorist financing are the Anti-Money Laundering and Counter-Terrorist Financing (Financial Institutions) Ordinance (Cap. 615 of the Laws of Hong Kong), the Drug Trafficking (Recovery of Proceeds) Ordinance (Cap. 405 of the Laws of Hong Kong), the Organised and Serious Crimes Ordinance (Cap. 455 of the Laws of Hong Kong) and the United Nations (Anti-Terrorism Measures) Ordinance (Cap. 575 of the Laws of Hong Kong). The SFC has also published the Prevention of Money Laundering and Terrorist Financing Guidance Note (September 2009), which was superseded by (1) Prevention of Money Laundering & Terrorist Financing Guideline (April 2012); and (2) Guideline on Anti-Money Laundering and Counter Terrorist Financing (July 2012) which require licensed corporations to, among other things, adopt and enforce “Know Your Client” policies and procedures. In particular, the AMLO, which came into effect on 1 April 2012, imposes on financial institutions requirements regarding customer due diligence and record-keeping. It also provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. Besides, the regulatory authorities are empowered to (a) ensure that proper safeguard exist to prevent contravention of specified provisions in the AMLO and (b) mitigate money laundering and terrorist financing risks. Staff of licensed corporations who knows, suspects or has reasonable grounds to believe that a customer might have engaged in money laundering activities must immediately report to the compliance division/senior management of its organisation which, in turn, will be reported to the Joint Financial Intelligence Unit.

Hong Kong Exchanges and Clearing Limited

Apart from the SFC, HKEx also plays a leading role in regulating companies seeking admission to the Hong Kong markets and supervising those companies once they are listed. HKEx is a recognised exchange controller under the SFO. It owns and operates the only stock and futures exchanges in Hong Kong, namely the Stock Exchange and the Futures Exchange, and their related clearing houses. The duty of HKEx is to ensure orderly and fair markets and that risks are managed prudently, consistent with the public interest and in particular, the interests of the investing public.

In its role as the operator and frontline regulator of the central securities and derivatives marketplace in Hong Kong, HKEx regulates listed issuers; administers listing, trading and clearing rules; and provides services, primarily at the wholesale level, to customers of the exchanges and clearing houses, including issuers and intermediaries — investment banks or sponsors, securities and derivatives brokers, custodian banks and information vendors — who service the investors directly. These services comprise of trading, clearing and settlement, depository and nominee services, and information services.

Money Lenders Ordinance (Chapter 163 of the Laws of Hong Kong) (“MLO”) and the Money Lenders Regulations (Chapter 163A of the Laws of Hong Kong) (“MLR”)

The MLO and the MLR contain provisions regulating and governing the conduct of money lenders and money-lending transactions in Hong Kong. A money lender is a person whose business (whether or not he carries on any other business) is that of making loans or who advertises or announces himself or holds himself out in any way as carrying on that business. The relevant provisions also provide, amongst other things:

(a) the appointment of the Registrar of Money Lenders and the licensing of persons carrying on business as money lenders; and

(b) the protection and relief against excessive interest rates and extortionate stipulations in respect of loans.

In general, and subject to certain exceptions, any person who carries on business as a money lender must apply for and maintain a licence issued by the licensing court under that ordinance. Any person who fails to comply with the above requirement commits an offence and is subject to a fine of HK$10,000.0 and to imprisonment for 6 months upon conviction. In the case any person is convicted of an offence under the MLO, the magistrate may order that such person shall be disqualified from holding a license under the MLO for a period not exceeding 5 years from the date of such conviction as may be specified in the order.

A Money Lenders Licence issued under the MLO is valid for 12 months. An application for or renewal of this licence is subject to any objection by the Commissioner of Police, who is empowered to carry out investigation in respect of such application or renewal including inspection of books and records provided by the applicant. The register of licensed money lenders is currently kept in the Companies Registry and available for inspection.

There are three principal authorities involved in the regulation of the money lender industry in Hong Kong, namely:

(a) the Licensing Court – comprising a magistrate sitting alone and responsible for determining the applications for and granting or renewal of Money Lenders Licences;

(b) the Registrar of Money Lenders – responsible for processing new and renewal applications for Money Lenders Licences, endorsements on Money Lenders Licences and maintaining a register of money lenders for inspection by members of the public. The Registrar of Companies presently perform the above functions of the Registrar of Money Lenders; and

(c) the Commissioner of Police – responsible for carrying out investigations in respect of applications for Money Lenders Licences, and enforcement of the MLO.

The MLO also provides protection against and relief against excessive interest rates under Section 24 of the MLO. Any person who lends or offers to lend money at an effective rate of interest which exceeds 60% per annum commits an offence, and is liable to a fine of HK$500,000.0 and to imprisonment for two years upon summary conviction or a fine of HK$5,000,000.0 and to imprisonment for 10 years upon conviction on indictment. The MLO also stipulates various mandatory documentary and procedural requirements that are required to be observed by a money lender in order to enforce in the courts of law a lending agreement or security being the subject of that ordinance.

Money Lenders Licence

The MLO prohibits a person from carrying on business as a money lender (i) without a Money Lenders Licence; (ii) at any premises other than that specified in the Money Lenders Licence; or (iii) otherwise than in accordance with the conditions of the Money Lenders Licence. Every Money Lenders licencee shall authorise the person or entity named therein to carry on business as a money lender for a period of 12 months from the day it is granted, or from the day immediately following the previous expiry date in the case of a renewed licence. A Money Lenders Licence is not generally transferable and a licensee may apply for the renewal of its licence within a period of three months prior to the expiration of its Money Lenders Licence.

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (“PDPO”) imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1 — purpose and manner of collection of personal data;

●	Principle 2 — accuracy and duration of retention of personal data;

●	Principle 3 — use of personal data;

●	Principle 4 — security of personal data;

●	Principle 5 — information to be generally available; and

●	Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/ or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

●	if the data user holds such data, to be supplied with a copy of such data; and

●	the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

Regulations Relating to Employment

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong), or the EO, is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HKD100,000,000 per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), or the MPFSO, is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes, or the MPF Schemes. The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. As of the date of this annual report, the Company believes it has made all contributions required under the MPFSO.

Regulations Relating to Tax in Hong Kong

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by the Company.

Capital gains and profit tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, will be subject to Hong Kong profits tax, which is imposed at the rates of 8.25% on assessable profits up to HKD2,000,000 and 16.5% on any part of assessable profits over HKD2,000,000 on corporations from the year of assessment commencing on or after April 1, 2018. Certain categories of taxpayers (for example, financial institutions, insurance companies, and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong)

Under the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong), the Hong Kong stamp duty currently charged at the ad valorem rate of 0.1% on the higher of the consideration for or the market value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HKD5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

C. Organizational Structure

See “Item 3. Key Information- Corporate History and Structure.”

D. Property, Plants and Equipment

See “-B. Business Overview- Properties.”

Item 4A. UNRESOLVED STAFF COMMENTS

None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information-D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

Plutus Group is a Hong Kong-based holding financial services company operating through two wholly-owned primary subsidiaries – Plutus Securities Limited (“Plutus Securities”) and Plutus Asset Management Limited (“Plutus Asset Management”).

Plutus Securities is licensed to conduct Type 1 (dealing in securities) regulated activities under the SFC (License No.: BNJ530) and is an exchange participant of the HKEx and provides quality securities dealing and brokerage, margin financing, securities custody and nominee services for customers under the Securities and Futures Ordinance. As a licensed securities broker, Plutus Securities provides a range of financial services, including:

● Hong Kong stock trading through the internet, mobile app, and customer phone hotline

● Margin financing

● Securities custody and nominee services; providing secure and reliable clearing and settlement procedures

● Access to debt capital markets

● Equity capital markets for issuers; offer underwriting for IPO and other equity placements, and marketing, distribution and pricing of lead-managed and co-managed offerings

Plutus Asset Management is licensed to conduct Type 4 (advising on securities) and Type 9 (asset management) regulated activities under the SFC (License No.: BNJ533). Through Plutus Asset Management, the Company offers professional asset management service with tailored comprehensive investment strategies, to maximize return and investment advisory services. As a licensed asset management and advisory firm, Plutus Asset Management provides wealth management services including:

● Professional funds management

● Discretionary accounts with strategies developed for customers based on individual risk tolerance and investment preference

● Investment consulting and advisory services for funds managed by other companies

● Investment funds, including a real estate fund, a fixed income fund, a private equity investment, and a hedge fund

The Company’s team is familiar with the local and global financial markets and has extensive experience in investment and asset management. Through comprehensive training and its dedication to quality services, the Company’s team provides customers with comprehensive professional analysis and investment advice.

Our revenue was HK$19,277,000, HK$21,939,000 and HK$9,748,000 (US$1,255,000) for the years ended December 31, 2022, 2023 and 2024, respectively. Our net loss was HK$944,000, HK$6,014,000 and HK$5,523,000 (US$710,000) for the year ended December 31, 2022, 2023 and 2024, respectively.

Results of Operations for Fiscal Years Ended December 31, 2022, 2023 and 2024

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

Years Ended December 31, 2022 and 2023 and 2024

	2022 HK$’000	2023 HK$’000	2024 HK$’000	2024 US$’000
Revenues
Securities brokerage commission	1,750	3,513	2,145	276
Securities brokerage handling fee	162	261	349	45
Underwriting and placing services fee	3,776	8,237	-	-
Asset management fee	6,599	3,947	4,195	540
Interest income from margin financing	6,990	5,981	3,059	394
Total revenues	19,277	21,939	9,748	1,255
Expenses:
Compensation and benefits	8,732	7,550	8,633	1,111
Commission expense	3,980	2,037	2,538	327
Advertising and marketing	-	2,254	608	78
Lease expense	1,398	1,261	1,250	161
Legal and professional fee	2,709	2,356	2,077	267
Provision for (reversal of) allowance for expected credit loss	-	10,944	(1,403)	(181)
Other general and administrative	3,495	2,816	3,277	422
Total expenses	20,314	29,218	16,980	2,185

Loss from operations	(1,037)	(7,279)	(7,232)	(930)
Other income, net	425	207	596	76
Loss before income taxes	(612)	(7,072)	(6,636)	(854)
Income tax expense (benefit)	332	(1,058)	(1,113)	(144)
Net loss	(944)	(6,014)	(5,523)	(710)

Revenues

Revenues comprised:

	For the year ended December 31,
	2022	2023	2024
	HKD’000	HKD’000	HKD’000
Commission and handling fee
Securities brokerage commission	1,750	3,513	2,145
Securities brokerage handling fee	162	261	349
Placing commission	3,776	8,237	-
	5,688	12,011	2,494
Asset management fee
Management fee	6,599	3,947	4,195
	6,599	3,947	4,195
Interest income
Margin financing – non-IPO loans	6,990	5,981	3,059
	6,990	5,981	3,059

Total revenues	19,277	21,939	9,748

Securities brokerage commission represented the commission for executing trades in securities on the secondary market, as elaborated below.

For the securities brokerage commission for executing trades in securities on the secondary market, the commission is based on the transaction value of each completed trading order, normally at a rate from 0.08% to 0.25%, with an average of 0.16%. Certain trades are subject to a minimum fee range of up to HK$100. We charge our staff at the staff rate of 0.03%. Such commission shall be determined on a case-by-case basis, taking into account transaction history, trading volume and amount, market commission rates and market condition, etc. The securities brokerage commission is deducted from customer’s investment accounts directly from each executed transaction.

The securities brokerage commissions from dealing with listed securities are HK$1,750,000, HK$3,513,000 and HK$2,145,000 for the years ended December 31, 2022, 2023 and 2024, respectively. The change in brokerage commissions from dealing with listed securities was due to the variance in trading volume of the securities by our customers. The underlying trading volumes were approximately HK$1,209 million, HK$1,877 million and HK$1,276 million as executed and cleared for the years ended December 31, 2022, 2023 and 2024, respectively. The number of our active customers remained stable and amounted to 136, 134 and 127 for the year ended December 31, 2022, 2023 and 2024, respectively. The active customer represents a customer who maintains a balance of either deposit or securities in their Plutus account as of any month end date throughout the respective periods. The variance in the trading volume was reflecting the overall market sentiment of the Hong Kong stock market. We earned commissions from both individual customers and external brokers during the year ended December 31, 2022, we received commissions of HK$10,000 from external brokers for the placement of underlying trading volume of approximately HK$35 million during the years ended December 31, 2022. We earned all commissions from our individual customers during the year ended December 31, 2023 and 2024.

For the trading in fixed income products, securities brokerage commission was HK$190,000, HK$672,000 and HK$62,000 (US$7,900) for the years ended December 31, 2022, 2023 and 2024, respectively. The underlying trading volume was approximately HK$41 million, HK$251 million and HK$30 million as executed and cleared for the years ended December 31, 2022, 2023 and 2024 respectively, as we extended our product type as there was a growing demand for the trading of fixed income products. We received the entire commission for trading in fixed income products from external brokers during the years ended December 31, 2022, 2023 and 2024.

The handling fees as charged by us were HK$162,000, HK$261,000 and HK$349,000 (US$45,000) for the years ended December 31, 2022, 2023 and 2024, respectively. The increase in handling fee was due to more nominee services and corporate actions for the securities held by the customers was provided during the years.

Underwriting and placing commissions represent commissions earned from underwriting and placing equities and other securities to the public. We provide underwriting, sub-underwriting services in IPOs by acting as book runner, lead manager or underwriter in IPOs. We may also act as placement agent or sub-placing agent for secondary market fund raising exercises, such as debt issuance and equity issuance by listed companies.

For the years ended December 31, 2022, 2023 and 2024, there were no IPOs underwritten by Plutus Securities due to the low sentiment in the IPO market in Hong Kong. The Company did not act as a sub-placing agent and accordingly, there was no sub-placement revenue for those periods. There was no commission from the underwriting services or sub-underwriting services for those years.

The revenue from the placement services of HK$3,776,000 and HK$8,237,000 for the years ended December 31, 2022 and 2023, respectively, represented the placing proceeds amounting to approximately US$160 million and US$8 million, respectively and the weighted average rates of approximately 0.3% and 14%, respectively. The Company took the lead in providing the placing services by sourcing investors or lenders and received the placing commission from the debt issuers for both years ended December 31, 2022 and 2023.

The elevated interest rates in the U.S. resulted in difficulty in sourcing investors to invest in proposed placements by the debt issuers. An increased number of proposed placements was turned down due to insufficient capital. As a result, the total placing proceeds sourced by us decreased significantly during the year ended December 31, 2023 compared to the year ended December 31, 2022. Nevertheless, the fewer customers who did complete placements were willing to accept a higher commission rate for the placing services and higher interest rates for the bonds issued in order to compete for the limited supply of funds. Therefore, the weighted average rates were increased significantly from approximately 0.3% during the year ended December 31, 2022 to approximately 14% during the year ended December 31, 2023.

The Company did not provide any placement services during the year ended December 31, 2024 as the elevated interest rates in the U.S. resulted in difficulty in sourcing investors to invest in proposed placements by the issuers. The proposed placements were turned down due to insufficient interest in the potential investor.

Fund subscription and management fees represented revenue generated in connection with our fund management services rendered to customers and included subscription fees charged to customers for subscription of funds. Asset management fees decreased from HK$6,599,000 for the year ended December 31, 2022 to HK$3,947,000 for the year ended December 31, 2023 because we charged no fund performance fee for the year ended December 31, 2023 compared to approximately HK$1,285,000 in performance fees charged for the year ended December 31, 2022. Fund performance fees are based on 20% of the amount by which the value of the funds exceed their high-water marks, and no fund performance fees were earned in 2023. No fund performance fees will be charged until the discretionary accounts or funds exceed their respective high-water marks.

The asset management fee remained stable and amounted HK$3,947,000 and HK$4,195,000 for the year ended December 31, 2023 and 2024, respectively. The average fund size of the assets under management was US$28 million and US$28 million as at December 31, 2023 and 2024, respectively.

The roll forward of the funds during the year ended December 31, 2022, 2023 and 2024 are as below:

	Discretionary accounts	Funds	Total asset under management
	US$’000	US$’000	US$’000
As at January 1, 2022	26,757	3,336	30,093
Inflow	12,590	5,718	18,308
Outflow	(20,973)	(452)	(21,425)
Appreciation/(deprecation)	(129)	726	597
Fees charged	(198)	(648)	(846)
As at December 31, 2022	18,047	8,680	26,727
Inflow	2,026	1,890	3,916
Outflow	(3,728)	(610)	(4,339)
Appreciation/(deprecation)	6,221	(3,011)	3,210
Fees charged	(274)	(316)	(590)
As at December 31, 2023	22,291	6,633	28,924
Inflow	1,122	126	1,248
Outflow	-	(32)	(32)
Appreciation/(deprecation)	(1,362)	576	(786)
Fees charged	(326)	(355)	(681)
As at December 31, 2024	21,725	6,948	28,673

The size of the assets under management for which we act as investment manager increased from approximately US$26,727,000 as at December 31, 2022 to approximately US$28,924,000 as at December 31, 2023. The discretionary accounts increased from approximately US$18 million as at December 31, 2022 to approximately US$22 million as at December 31, 2023. The funds decreased from approximately US$9 million as at December 31, 2022 to approximately US$7 million as at December 31, 2023.

For the discretionary accounts, the net increase of approximately US$4 million during the year ended December 31, 2023 was primarily due to the net effect of the appreciation of approximately US$6 million and the net withdrawal of approximately US$2 million during the year. The withdrawal of our customers is at our customers’ own discretion, our management believes that the net withdrawal was due to our customers realizing part of the appreciation during the year.

For the funds, there was a net decrease of approximately US$2 million during the year ended December 31, 2023. The decrease was mainly due to the deprecation of approximately US$3 million during the year and net off by the net inflow from the customers amounted to approximately US$1 million.

The size of the assets under management for which we act as investment manager remained stable and amounted to approximately US$29 million as at December 31, 2023 and 2024. The discretionary accounts and the funds amounted to approximately US$22 million and 7 million, respectively, as at December 31, 2023 and 2024.

For the discretionary accounts, the net inflow of approximately US$1 million was offset by the depreciation of US$1 million. For the funds, the appreciation of approximately US$600,000 was offset by the US$300,000 fee charged.

For the year ended December 31, 2024, the asset management fee of HK$4,195,000 (US$540,000) primarily represent the management and advisory fees of HK$3,948,000 and ii) fund set up fees of HK$247,000.

For the asset management and advisory fees of HK$3,948,000 for the year ended December 31, 2024, HK$2,598 was generated from the discretionary accounts at a rate of 0.9% to 2% of the net asset value of the discretionary accounts throughout the year, and HK$1,350 was generated from the funds at a rate of 2% of the net asset value of the funds throughout the year.

The entire fund set up fee of HK$247,000 for the year ended December 31, 2024 were generated from the funds.

For the year ended December 31, 2023, the asset management fee of HK$3,947,000 (US$404,000) primarily represent the management and advisory fees of HK$3,558,000; ii) fund set up fees of HK$308,000; and iii) fund subscription fees of HK$81,000.

For the asset management and advisory fees of HK$3,558,000 for the year ended December 31, 2023, HK$2,637,000 was generated from the discretionary accounts at a rate of 0.9% to 2% of the net asset value of the discretionary accounts throughout the year, and HK$921,000 was generated from the funds at a rate of 2% of the net asset value of the funds throughout the year.

The entire fund set up fee of HK$308,000 and fund subscription fees of HK$81,000 for the year ended December 31, 2023 were generated from the funds.

The fund performance fee was nil for the year ended December 31, 2023. Fund performance fees for the discretionary accounts and funds are based on 20% of the amount by which the value funds and accounts exceed their high-water marks. Although there was an appreciation of approximately US$6 million for the discretionary accounts for the year ended December 31, 2023, the value of discretionary accounts did not reach their high-water marks, and thus, no fund performance fee was charged to the discretionary accounts. Our policy of charging performance fees only for gains in excess of the high-water mark ensures that investors do not have to pay performance fees for poor performance, but, more importantly, guarantees that investors do not pay performance-based fees twice for the same amount of performance.

For the year ended December 31, 2022, the asset management fee of HK$6,599,000 represents, i) management and advisory fees of HK$4,558,000; ii) fund performance fees of HK$1,285,000; and iii) fund subscription fees of HK$756,000.

For the asset management and advisory fees of HK$4,558,000 for the year ended December 31, 2022, HK$3,315,000 was generated from the discretionary accounts at a rate of 0.9% to 2% of the net asset value of the discretionary accounts throughout the year, and HK$1,243,000 was generated from the funds at a rate of 2% of the net asset value of the funds throughout the year.

For the fund performance fee of HK$1,285,000 for the year ended December 31, 2022, HK$165,000 and HK$1,120,000 was generated from the discretionary accounts and the funds, respectively. The entire fund subscription fees of HK$756,000 for the year ended December 31, 2022 were generated from the funds.

Interest income generated from margin financing decreased from HK$6,990,000 for the year ended December 31, 2022 to HK$5,981,000 for the year ended December 31, 2023 and then further decreased to HK$3,059,000 for the year ended December 31, 2024.

For customers that apply to be approved for a margin loan, upon the opening of their brokerage accounts, we require such customers to execute a margin agreement, an authorization form for the repledge of securities as collateral and a letter of personal guarantee before commencing the approval process, an extended review on the credit record and history of the customers as part of our “know you client” procedures are required to mitigate the risk of default.

We maintain a list of securities that we accept as collateral for the margin loans and the margin ratio for such collateral securities will also be displayed on a margin list which we maintain and update regularly, especially for securities with higher price fluctuations. We currently only accept shares of listed companies on the stock exchange of Hong Kong as securities collateral for margin loans. We refer to a number of factors when establishing and updating the margin ratios on the margin list, such as the trading volume, trading frequency, historical price fluctuations, market volatility of the respective securities and the margin ratios of other financial institutions. We also take into account the years of relationship with the customer, and assess the size and risk of the customer’s existing portfolio before approving the margin loan and determining the level of collateral required. The margin loans which are approved are repayable on demand with the securities held under margin accounts maintained by us as collateral. We have a dedicated team to monitor the collateral requirements on a daily basis. As we currently only accept shares of listed companies on the stock exchange of Hong Kong as securities collateral for margin loans, therefore, the collaterals have a regular mark-to-market mechanism for setting a fair market value.

The margin loans granted to our customers are subject to compound interest. The margin loans have no definite repayment term, provided that the customers satisfy the requirements on collateral securities. The Company recognizes the interest income over the period that the margin loans are outstanding and the recoverability of the interest receivable is considered probable. The Company will no longer recognize any further interest income as soon as the collectability of the interest receivables become uncertain. If an event results in uncertainty on the collectability of the interest receivables, the interest incomes recognized prior to such event will not be reversed provided that the collectability of the related interest receivables is probable at the material time as the interest income incurred.

The Company assess the collectability of the interest receivables by ensuring the market value of the securities collateral meets the relevant requirement at all times. In addition, the Company ensures that a legally effective and binding personal guarantee is in place. The financial capability of the individuals providing a personal guarantee is not subject to ongoing assessment, and collectability assessments are based on the market value of the securities pledged as collateral. The personal guarantee provides an extra layer of protection to the Company in case of a default.

For margin loans with recoverability in doubt, the Company liquidates the collateral securities as necessary to restore compliance with the collateral requirement and receives the resulting funds directly. The security accounts will be frozen immediately and will remain frozen until the minimum collateral requirement is restored. In the event that there are margin loans outstanding after the liquidation of all collateral securities, the Company engages lawyers for taking legal actions, including serving repayment letters and statutory demands to the customers for the repayment of outstanding margin loans, followed by bankruptcy petitions for the customers who have given a personal guarantee.

As of December 31, 2022, 2023 and 2024, the Company’s loans to customers were HK$56,525,000, HK$34,477,000 and HK$15,901,000, respectively, and the market value of the related collateral were HK$249,296,000, HK$180,115,000 and HK$48,168,000 respectively. The proportion of collateralization, being the market value of the collateral divided by the outstanding margin loans, is 441%, 522% and 303% as of December 31, 2022, 2023 and 2024, respectively. All of the collateral for the margin loans consisted of listed securities and no other assets are accepted as collateral.

The decrease in interest income generated from margin financing was due to the decrease in size of aggregate margin financing loans throughout the years. Particularly, in result of the provision made for the allowance for expected credit loss of the margin loans amounted to HK$10,944,000 for the year ended 31 December 2023, the Company had implemented a stricter control over the margin financing as risk management, and thus the size of aggregate margin financing loans and the corresponding interest income dropped accordingly.

The margin loans were charged at an interest rate determined and reviewed by our directors from time to time (at least once every month) which will be published in the statement of accounts to customers. The interest rates we charged ranged from 8% to 20% during the years ended December 31, 2022, 2023 and 2024, respectively. The average interest rates were 11%, 13% and 12% for the year ended December 31, 2022, 2023 and 2024, respectively.

Interest income generated from IPO financing represented interest income earned from IPO loans extended to customers for IPO subscriptions. There is no interest income generated from IPO financing during the years ended December 31, 2022, 2023 and 2024 as no customers applied for IPO subscriptions due to weak market sentiment in the Hong Kong IPO market.

Operating expenses

Operating expenses were:

	For the year ended December 31,
	2022	2023	2024
	HK$’000	HK$’000	HK$’000
Compensation and benefits	8,732	7,550	8,633
Commission expense	3,980	2,037	2,538
Advertising and marketing	-	2,254	608
Lease expense	1,398	1,261	1,250
Legal and professional fee	2,709	2,356	2,077
Provision for (reversal of) allowance for expected credit loss	-	10,944	(1,403)
Other general and administrative	3,495	2,816	3,277
Total operating expenses	20,314	29,218	16,980

Compensation and benefits represent the salaries, performance based discretionary bonuses and contribution to mandatory provident fund paid for the Company’s staff. Compensation decreased from HK$8,732,000 for the year ended December 31, 2022 to HK$7,550,000 for the year ended December 31, 2023 due to reduced headcount by one employee and the decrease in overall discretionary bonus for the year ended December 31, 2023. Compensation and benefits increased to HK$8,633,000 for the year ended December 31, 2024 due to increase in headcount by one employee and increase in overall discretionary bonus for the year ended December 31, 2024.

Commission expenses represent the commission to our account executives. Account executives are individuals who are licensed by the SFC to perform regulated activities for a licensed financial institution. The account executives are required to apply for approval from the SFC as a licensed representative accredited to the licensed financial institution and the account executives can only work under one licensed financial institution at the same time. Therefore, the account executives are exclusive such that they cannot provide the same or similar services for another company at the same time. Our Group has four account executives as of December 31, 2022, 2023 and 2024.

All account executives have contractual arrangements with our Group. Contractual arrangements for account executives do not have a fixed term and they govern the executives’ compensation arrangements on a perpetual basis. The contractual arrangements with our account executives may be terminated by either party by giving one month notice. All account executives are independent third parties to the Group. The commissions payable to our account executives are based on the associated commission revenue generated by the Company from those investors procured by those account executives, the commission income generated from securities dealing and asset management income are subjected to the commission to our account executives; the interest income generated from margin loans are not subjected to the commission to our account executives. The Company settles the commission to the account executives quarterly. We believe that the account executives will be able to continue to procure investments for us, and we therefore generally expect the commission expense to continue in future.

Furthermore, a guarantee by account executives as primary obligors of the payment of all amounts due to the Company by the investors is procured. Such guarantees from the account executives include the margin loans of the customers, even if the related interest income is not subject to commissions for the account executive. The Group’s trading system is designed to enforce trading limits and prevent illegal trading, and margin calls are made by the Group, not by the individual account executives. The Group’s margin call process is discussed under the heading “Securities Brokerage and Dealings and Margin Financing.” Account executives do not provide a general indemnity for actions of the customers they have brought to the Group, nor are their commission rebates required to be repaid in the event of breaches of contractual obligations by the customers they have sourced. Account executives do, however, remain liable for the outstanding amounts due, if any, on their related customer margin loans after collection efforts against the customer have been exhausted. Collection actions on customer margin loans are undertaken by the Group, not the account executives personally.

As at December 31, 2023, the expected credit loss recognized for the defaulted margin loans amounted to HK$10,944,000. Approximately HK$5.8 million out of the total defaulted margin loans of HK$10,944,000 arose from customers procured by one account executive. The remaining approximately HK$5.1 million in defaulted margin loans did not arise from customers procured by any account executives. The related expected credit loss amounted to HK$5.8 million, repayment liability for which is borne by the account executive. As disclosed above, all margin loans are secured by the personal guarantee of the customers, therefore, a default on the margin loans will first trigger the bankruptcy of the customers and, if there is still an outstanding amount due after the bankruptcy of the customers, then the outstanding amount will trigger the repayment liability borne by the account executive.

As at December 31, 2023, because the legal action in relation to the bankruptcy of the defaulted customers of the margin loans is still ongoing, the repayment obligation of the account executive is not triggered yet, and thus, no guarantee payments were received by the Company from account executive as guarantors as at December 31, 2023.

The contractual arrangement between our Group and the account executive who procured customers with defaulted margin loans was terminated during the year ended December 31, 2023, but the account executive’s guarantee as primary obligator of the payment of all amounts due to the Company by the investors he procured is still valid and will not be waived.

During year ended December 31, 2022, the former account executive procured trading volume of approximately HK$13.5 million for the securities trading business and nil in investments in the discretionary accounts and funds. The associated revenues for the Company generated from the securities trading were approximately HK$20,000. The amount of commissions paid to this account executive for the associated Company revenues generated from the securities trading was approximately HK$12,000. The trading volume for the securities trading business, associated revenue from the securities trading, and the commission paid to the former account executive accounted for 1.1%, 1.1% and 0.3% of the total of the respective figures of the Group for the year ended December 31, 2022.

During year ended December 31, 2023, the former account executive did not procure any trading volume for the securities trading business and investments in the discretionary accounts or funds, so the associated revenues and the amounts of commissions paid to this account executive were nil.

During the year ended December 31, 2022, all account executives procured trading volume of approximately HK$580 million for the securities trading business, investments of approximately HK$125 million in the discretionary accounts, and investments of approximately HK$57 million in the funds. The associated revenues for the Company generated from the securities trading, discretionary accounts, and funds were approximately HK$0.8 million, HK$3.1 million, and HK$3.1 million, respectively. The amount of commissions paid to account executives for the associated Company revenues generated from the securities trading, discretionary accounts, and funds were approximately HK$0.5 million, HK$1.6 million and HK$2 million, respectively.

During the year ended December 31, 2023, all account executives procured trading volume of approximately HK$147 million for the securities trading business, investments of approximately HK$158 million for the discretionary accounts, and investments of approximately HK$44 million for the funds. The associated revenues for the Company generated from the securities trading business, discretionary accounts, and funds were approximately HK$80,000, HK$2 million, and HK$1 million, respectively. The amount of commissions paid to account executives for the associated revenue generated from securities trading, discretionary accounts and funds were approximately HK$43,000, HK$1.3 million and HK$0.7 million, respectively.

During the year ended December 31, 2024, all account executives procured trading volume of approximately HK$100 million for the securities trading business, investments of approximately HK$163 million for the discretionary accounts, and investments of approximately HK$54 million for the funds. The associated revenues for the Company generated from the securities trading business, discretionary accounts, and funds were approximately HK$50,000, HK$2.4 million, and HK$1.3 million, respectively. The amount of commissions paid to account executives for the associated revenue generated from securities trading, discretionary accounts and funds were approximately HK$35,000, HK$1.45 million and HK$1.05 million, respectively.

The commission formulas applied for revenue from each of the securities trading, discretionary accounts, and funds businesses remained the same for the years ended December 31, 2022, 2023 and 2024. The commission rates paid varied according to the underlying investment product types.

Pursuant to the formula for commission rates, the commission rates range from 50% to 70%. The commission rates are generally close to 50% for revenue generated from securities trading, and the commission rates are generally close to 70% for revenue generated from discretionary accounts and funds. The commission rates shall be revised at the discretion of the Company from time to time. For the years ended December 31, 2022, 2023 and 2024, there was no change to the formula for the commission rates. Although the Company has the discretion to amend the commission rates from time to time, the commission rates are infrequently revised and are not expected to change regularly in order to retain and incentivize the account executives.

Although the Company’s standard agreement with its account executives includes a provision for office and ancillary facilities, the purpose of this term is to provide the account executives with access to office facilities on an as-needed basis. Account executives are only present in the Company’s offices on an occasional basis. The marginal cost to the Company, if any, arising from the account executives’ use of Company office facilities is trivial and has not been accounted for separately.

For the year ended December 31, 2022, 2023 and 2024, the average commission rate paid (the total commission paid to the account executives divided by the associated revenue of the Company) was 59%, 66% and 67%, respectively.

Advertising and marketing expenses mainly consist of advertising, promotion and marketing expenses to build up the Company’s brand recognition and awareness. The Company engages marketing companies for promotion, brand building and sourcing potential customers primarily target the customers with PRC background. The marketing services, among others, included online advertisement in search engines to increase internet traffic, roadshow inviting potential investors to meet with the Company. During the year ended December 31, 2022, our management deemed it more beneficial for the Company to spend its marketing efforts when there are better investment sentiments. Accordingly, the budget for marketing efforts that year was therefore deferred until the easing of travel restrictions of Hong Kong and the PRC, which was expected to enhance the investment sentiments in Hong Kong. As a result, no advertisement and marketing expenses were incurred during the year ended December 31, 2022. During the year ended December 31, 2023 and 2024, advertising and marketing expenses were HK$2,254,000 and HK$608,000, respectively.

Legal and professional fee primarily represent the audit fee for the Group for the relevant years, which was further allocated to the segments of the Group proportionally to the respective net asset value of each segment.

Expected credit loss on loans to customers amounted to HK$10,944,000 was recognized for the year ended December 31, 2023. The expected credit loss was arising from the margin loans business. All of the margin loans granted to our customers are pledged with shares of listed companies on the stock exchange of Hong Kong as securities collateral and a letter of personal guarantee of our customers. The collateral securities have a regular mark-to-market mechanism for setting a fair market value and we have a dedicated team to monitor the collateral requirements on a daily basis.

The expected credit loss of HK$10,944,000 for the year ended December 31, 2023 resulted from 9 customers with margin loans. The losses resulting from each of these margin loans resulted when the collateral securities for the margin loans experienced a sudden significant drop in market price, resulting in the market value of those collateral securities falling below the minimum collateral requirement for the margin loans. In each case, the customers were unable to immediately deposit more cash or marginable securities to bring the collateral up to the required level. Each of the customers’ security accounts was frozen immediately and will remain frozen until the minimum collateral requirement is restored. Each of the 9 customers with margin loans and the related follow up actions are further discussed below:

i)	An expected credit loss in the amount of HK$5,862,000 for the year ended December 31, 2023 arose from three customers with the same collateral security for their margin loans. The expected credit loss consisted of principal in the amount of HK$2,029,000 and interest in the amount of HK$3,833,000. The collateral security was shares in a company listed on the main board of Hong Kong Stock Exchange. These three customers pledged these shares for margin loans to acquire further shares in the same company. On September 13, 2023, the collateral security experienced a sudden 80% drop in market price, causing the value of the collateral to drop below the minimum requirement for the margin loans. The three customers were unable to immediately deposit more cash or marginable securities to bring the collateral up to the required level, and therefore, we liquidated all the collateral security on the same day according to our collateral protocol and received the resulting funds directly. The related security accounts were frozen immediately and will remain frozen until the minimum collateral requirement is restored. The total outstanding margin loans after deduction of the funds resulting from the liquidation of collateral security amounted to HK$5,862,000. There was no subsequent repayment on the outstanding amounts of the margin loans from the related customers and therefore, the Company is working with its lawyer to institute liquidation proceedings by calling on letters of personal guarantee. Personal guarantees are obtained for all of our customers with margins loans.

After the liquidation of all collateral securities for these margin loans, our management assessed the recoverability of the remaining HK$5,862,000 by taking into account, among other factors, the absence of any subsequent repayment and the financial situations of the related customers. It is impractical to estimate the recoverable amount from the personal guarantees of the customers based on the information available. Management considered, however, that the related customers may not have enough financial resources to repay the outstanding amount of HK$5,862,000 and that the credit risk is high. As such, full expected credit loss on the outstanding amounts in relation to the three customers was recognized for the year ended December 31, 2023.

ii)	An expected credit loss in the amount of HK$ 3,883,000 for the year ended December 31, 2023 arose from the margin loan of one customer. The expected credit loss consisted of principal in the amount of HK$2,074,000 and interest in the amount of HK$1,809,000. The situation was similar to the margin loans of the three customers disclosed above, except that the collateral securities posted for this margin loan were the shares of another listed company on the Hong Kong stock exchange. In addition, this particular customer was arrested by the enforcement regulator in Hong Kong. The total outstanding margin loan balance after deduction of the funds resulting from the liquidation of the collateral security amounted to HK$3,883,000. There was no subsequent repayment on the outstanding amounts of the margin loans from this customer and therefore, the Company is working with its lawyer to institute liquidation proceedings by calling on letters of personal guarantee.

After the liquidation of all collateral securities for this customer’s margin loans, our management assessed the recoverability of the remaining HK$3,883,000 by taking into account, among other factors, the absence of any subsequent repayment, the ongoing legal proceeding against the customer and the fact that the customer was unreachable for discussion of a subsequent settlement, and that it is impractical to estimate the recoverable amount from the personal guarantee of the customer based on the information available. Management considered, however, that the customer may not have enough financial resources to repay the outstanding amount of HK$3,883,000 and that the credit risk is high. As such, full expected credit loss on the outstanding amounts of this customer was recognized for the year ended December 31, 2023.

iii)	An expected credit loss in the amount of HK$1,199,000 for the year ended December 31, 2023 arose from margin loans of five customers. The expected credit loss consisted of principal in the amount of HK$791,000 and interest in the amount of HK$408,000. The outstanding margin loans for these five customers ranged from HK$150,000 to HK$350,000 and were each relatively small compared to the margin loans discussed above. Theses margin loans accounts were frozen and no new margin loans will be granted, as the market value of their collateral securities fell below the minimum requirement for the margin loans and these customers were unable to immediately deposit more cash or marginable securities to bring the collateral up to the required level. Pursuant to discussions with each of these customers, they have agreed to a repayment plan over time of the outstanding margin loans in return for us agreeing not to liquidate their collateral and not to call for their personal guarantees immediately. As of December 31, 2023 and to date, four customers among the five customers have complied with their agreed repayment plan and thus their collateral securities has not been liquidated and the personal guarantees have not been called. The market value of the posted collateral still does not meet the minimum requirements for the margin loans and so there will be no new margin loans available to these customers. Among these four customers who are complying with their repayment plans, two of these customers posted shares of the same listed company discussed in part (i), above, and the dramatic fall in the market value of this collateral security similarly caused the collateral security of these two customers to fall below the minimum requirement for the margin loans. For the remaining one customer, this customer has failed to stick to the repayment plan as agreed and this customer’s collateral has been liquidated and the Company is working with its lawyer to institute liquidation proceedings by calling on letters of personal guarantee.

Our management assessed the recoverability of these margin loans, taking into account, among other factors, the subsequent repayments patterns and market value of the collateral securities (if any). Management determined the expected credit loss based on outstanding amount of the margin loans, less the market value of the collateral securities (if any) and calculated an expected credit loss of HK$1,199,000 for the year ended December 31, 2023. The expected recovery from the enforcement of personal guarantees was assumed to be nil as it is impractical to estimate the recoverable amount from the personal guarantee of the customer based on the information available. Except for the nine customers discussed above, each of whom had margin loans which failed to meet the minimum collateral requirements for their margin loans, resulting in the expected credit loss recognized for the year ended December 31, 2023, there are no other customers with margin loans not meeting the minimum collateral requirement as at December 31, 2023.

The expected credit loss of HK$10,944,000 for the year ended December 31, 2023 consisted of principal in the amount of HK$4,894,000 and interest in the amount of HK$ 6,050,000. The expected credit loss in relation to the nine customers is reflected in the table below under the category “expected credit loss recognized”. The expected credit loss recognized of HK$10,944,000 for the year ended December 31, 2023 arose from margin loans to non-related customers only.

During the year ended December 31, 2024, the Company has successfully recovered HK$1,403,000 from the margin loans with expected credit loss, therefore, a reversal of the same amount was recognized. Below is the movement of the total margin loans to non-related party customers for the years ended December 31, 2022, 2023 and 2024:

	Principal	Interest	Total
	HK$’ 000	HK$’ 000	HK$’ 000
As at January 1, 2022	56,919	6,290	63,209
Granting of new margin loans	188,327	-	188,327
Interest incurred	-	6,425	6,425
Repayment	(197,941)	(5,936)	(203,877)
Liquidation of collateral	-	-	-
Repayment in association to personal guarantee	-	-	-
Expected credit loss recognized	-	-	-
As at December 31, 2022	47,305	6,779	54,084
Granting of new margin loans	74,082	-	74,082
Interest incurred	-	5,565	5,565
Repayment	(89,733)	(2,812)	(92,545)
Liquidation of collateral	-	(3,222)	(3,222)
Repayment in association to personal guarantee	-	-	-
Expected credit loss recognized	(4,894)	(6,050)	(10,944)

As at December 31, 2023	26,760	260	27,020
Granting of new margin loans	99,225	-	99,225
Interest incurred	-	3,059	3,059
Repayment	(112,511)	(2,288)	(114,799)
Liquidation of collateral	(263)	(578)	(841)
Repayment in association to personal guarantee	-	-	-
Expected credit loss recovery	1,427	-	1,427
As at December 31, 2024	14,638	453	15,091

The Group recognizes interest income only when the collectability of the interest receivables is considered probable. The Group will no longer recognize any further interest income as soon as the collectability of the interest receivables become uncertain. Therefore, for those loans with expected credit loss recognized during year ended December 31, 2023, the related interest incomes were only recognized up to the respective triggering events which resulted in the uncertainty of the collectability. The related interest incomes recognized prior to the triggering events will not be reversed as the collectability of the related interest receivables are probable at the material time.

The expected credit loss of HK$10,944,000 for the year ended December 31, 2023 consisted of principal in the amount of HK$4,894,000 and interest in the amount of HK$ 6,050,000. The expected credit loss of interest in the amount of HK$6,050,000 represented HK$ 2,204,000 of interest receivables generated during December 31, 2023 but prior to the respective triggering events, and the remaining HK$ 3,846,000 of interest receivables generated before December 31, 2022.

General and administrative expenses included entertainment expenses, office supplies and upkeep expenses and other miscellaneous administrative expenses. The following table sets forth a summary of further breakdown of the general and administrative expense:

	For the year ended December 31,
	2022	2023	2024	2024
	HK$’000	HK$’000	HK$’000	US$’000
Expenditure in IT	1,121	697	795	102
Business entertainment	736	526	658	85
Management fee	29	-	-	-
Office supplies	445	508	859	111
Sundry and other miscellaneous	1,164	1,083	965	124
Total other general and administrative expenses	3,495	2,816	3,277	422

The total other general and administrative accounted for approximately 17%, 10% and 19% of the total operating expense for the years ended December 31, 2022, 2023 and 2024, respectively. The decrease in the proportion for the year ended December 31, 2023 was due to the increase in the total operating expense resulted by the recognition of expected credit loss in the year ended December 31, 2023.

Loss from operations

Loss from operations for the year ended December 31, 2022, 2023 and 2024 was HK$1,037,000, HK$7,279,000 and HK$7,232,000 (US$930,000), respectively. The loss from operations for the year ended December 31, 2023 was primarily because of the expected credit loss on the loans to customers of HK$10,944,000 and the loss from operations for the year ended December 31, 2024 was primarily because of the drop in revenue.

Income tax expense (benefit)

The effective tax rate for the year ended December 31, 2023 and 2024 were 15% and 17% respectively. The effective tax rate was in line with the tax rate of Hong Kong.

Segment performance for fiscal year ended December 31, 2022, 2023 and 2024

Key financial performance measures of the segments are as follows:

Year ended December 31, 2022

	Securities related services segment	Asset management services segment	Corporate	Total
	HKD’000	HKD’000	HKD’000	HKD’000
Revenues
- Securities brokerage commission	1,750	-	-	1,750
- Securities brokerage handling fee	162	-	-	162
- Placing commission	3,776	-	-	3,776
- Interest income from margin financing	6,990	-	-	6,990
- Fund subscription and management fee for:
Related party fund - Fund SPC	-	3,120	-	3,120
Other funds	-	3,479	-	3,479
Compensation and benefits	-	-	(8,732)	(8,732)
Commission expense	(458)	(3,522)	-	(3,980)
Lease expense	-	-	(1,398)	(1,398)
Legal and professional fee	(1,045)	(27)	(1,637)	(2,709)
Other general and administrative	(3,016)	(418)	(61)	(3,495)
Other income – interest income	17	-	-	17
Other income	364	44	-	408

Income (loss) before income taxes	8,540	2,676	(11,828)	(612)

Year ended December 31, 2023

	Securities related services segment	Asset management services segment	Corporate	Total
	HKD’000	HKD’000	HKD’000	HKD’000

Revenues
- Securities brokerage commission	3,513	-	-	3,513
- Securities brokerage handling fee	261	-	-	261
- Underwriting commission	-	-	-	-
- Placing commission	8,237	-	-	8,237
- Interest income from margin financing	5,981	-	-	5,981
- Interest income from IPO financing	-	-	-	-
- Management fee for:
Related party fund - Fund SPC	-	1,004		1,003
Other funds	-	2,944	-	2,944
Compensation and benefits	-	-	(7,550)	(7,550)
Commission expense	(42)	(1,995)	-	(2,037)
Advertising and marketing	-	-	(2,254)	(2,254)
Lease expense	-	-	(1,261)	(1,261)
Legal and professional fee	(1,703)	(413)	(240)	(2,356)
Expected credit loss on loans to customers	(10,944)	-	-	(10,944)
General and administrative	(2,439)	(291)	(86)	(2,816)
Other income – interest income	164	4	-	168
Other income	39	-	-	39

Income (loss) before income taxes	3,067	1,252	(11,391)	(7,072)

Year ended December 31, 2024

	Securities related services segment	Asset management services segment	Corporate	Total
	HKD’000	HKD’000	HKD’000	HKD’000

Revenues
- Securities brokerage commission	2,145	-	-	2,145
- Securities brokerage handling fee	349	-	-	349
- Underwriting commission	-	-	-	-
- Placing commission	-	-	-	-
- Interest income from margin financing	3,059	-	-	3,059
- Interest income from IPO financing	-	-	-	-
- Management fee for:
Related party fund - Fund SPC	-	1,350		1,350
Other funds	-	2,845	-	2,845
Compensation and benefits	-	-	(8,633)	(8,633)
Commission expense	(36)	(2,502)	-	(2,538)
Advertising and marketing	-	-	(608)	(608)
Lease expense	-	-	(1,250)	(1,250)
Legal and professional fee	(1,610)	(152)	(315)	(2,077)
Reversal of (provision for) expected credit loss on loans to customers	1,427	(24)	-	1,403
General and administrative	(2,938)	(282)	(57)	(3,277)
Other income – interest income	475	18	-	493
Other income	103	-	-	103

Income (loss) before income taxes	2,974	1,253	(10,863)	(6,636)

Our Group has two reportable segments, being securities-related services segment and asset management services segment. Securities related services segment represents the performance of Plutus Securities, which is licensed with the SFC to carry out Type 1 (dealing in securities) regulated activities and mainly offers (i) securities dealings and brokerage services; (ii) margin financing services; and (iii) underwriting and placing services; Asset management services Segment represents the performance of Plutus Asset Management, which is licensed with the SFC to carry out Type 4 (advising on securities) and Type 9 (asset management) regulated activities in Hong Kong and mainly offers (i) asset management services and (ii) investment advisory services to our customers.

Securities related services segment

Revenue

Our financial services provided through Plutus Securities are regulated activities and licensed with the SFC. Therefore, the revenue generated from the securities-related services segment are (i) securities dealings and brokerage services; (ii) margin financing services; and (iii) underwriting and placing services. The segment revenue increased from HK$12,678,000 for the year ended December 31, 2022 to HK$17,922,000 for the year ended December 31, 2023, and dropped to HK$5,553,000 (US$715,000) for the year ended December 31, 2024.

For the year ended December 31, 2023, the increase in revenue generated from the underwriting and placing services was the major reason for the increase in segment revenue. The revenue generated from the underwriting and placing services accounted for 46% of the segment revenue for the year ended December 31, 2023. The revenue from the placement services of HK$3,776,000 and HK$8,237,000 for the years ended December 31, 2022 and 2023, respectively, represented the placing proceeds amounted to approximately US$160 million and US$8 million and the weighted average rates were approximately 0.3% and 14%, respectively.

The elevated interest rates in the U.S. resulted in difficulty in sourcing investors to invest in proposed placements by the debt issuers. An increased number of proposed placements was turned down due to insufficient capital. As a result, the total placing proceeds sourced by us decreased significantly during the year ended December 31, 2023 compared to the year ended December 31, 2022. Nevertheless, the fewer customers who did complete placements were willing to accept a higher commission rate for the placing services and higher interest rates for the bonds issued in order to compete for the limited supply of funds. Therefore, the weighted average rates increased significantly from approximately 0.3% during the year ended December 31, 2022 to approximately 14% during the year ended December 31, 2023.

There was an increase in revenue arising from brokerage commission from HK$1,750,000 for the year ended December 31, 2022 to HK$3,513,000 for the year ended December 31, 2023. The increase in brokerage commissions from dealing with listed securities was due to the increase in trading volume of the securities by our customers. The underlying trading volumes were approximately HK$1,209 million and HK$1,877 million as executed and cleared for the years ended December 31, 2022 and 2023, respectively.

There was a decrease in revenue arising from interest income from margin financing from HK$6,990,000 for the year ended December 31, 2022 to HK$5,981,000 for the year ended December 31, 2023. The outstanding margin financing provided by the Group amounted to HK$71,894,000, HK$56,525,000 and HK$34,477,000 as of December 31, 2021, 2022 and 2023, respectively. Taking the average of the beginning and ending amount of the margin financing balance, the average margin financing sizes were HK$64,210,000 and HK$45,501,000 for the years ended December 31, 2022 and 2023. The decrease in the average margin financing size throughout the year resulted in the decrease in interest income for the year ended December 31, 2023.

For the year ended December 31, 2024, the decrease in revenue of approximately HK$12 million was due to the combined effect of i) no revenue was generated from underwriting and placing service for the year ended December 31, 2024 compared to HK$8,237,000 for the year ended December 31, 2023, the elevated interest rates in the U.S. resulted in difficulty in sourcing investors to invest in proposed placements by the debt issuers, to the extent that no proposed term was accepted by the potential investors during the year ended December 31, 2024, and ii) the decrease in interest income from margin loans amounted to HK$2,922,000 as the Group has implemented stricter control over the margin loans as the result of the substantial impairment of HK$10,944,000 was recognized for the year ended December 31, 2023. The outstanding margin loans as at December, 2023 was HK$34,477,000 and decreased to HK$15,901,000 as at December 31, 2024.

Reversal of (provision for) expected credit loss on the loans to customers

The expected credit loss of HK$10,944,000 for the year ended December 31, 2023 resulted from 9 customers with margin loans. The losses resulting from each of these margin loans resulted when the collateral securities for the margin loans experienced a sudden significant drop in market price, resulting in the market value of those collateral securities falling below the minimum collateral requirement for the margin loans. In each case, the customers were unable to immediately deposit more cash or marginable securities to bring the collateral up to the required level. Each of the customers’ security accounts was frozen immediately and will remain frozen until the minimum collateral requirement is restored. Each of the 9 customers with margin loans and the related follow up actions are further discussed below:

i)	An expected credit loss in the amount of HK$5,862,000 for the year ended December 31, 2023 arose from three customers with the same collateral security for their margin loans. The expected credit loss consisted of principal in the amount of HK$2,029,000 and interest in the amount of HK$3,833,000. The collateral security was shares in a company listed on the main board of Hong Kong Stock Exchange. These three customers pledged these shares for margin loans to acquire further shares in the same company. On September 13, 2023, the collateral security experienced a sudden 80% drop in market price, causing the value of the collateral to drop below the minimum requirement for the margin loans. The three customers were unable to immediately deposit more cash or marginable securities to bring the collateral up to the required level, and therefore, we liquidated all the collateral security on the same day according to our collateral protocol and received the resulting funds directly. The related security accounts were frozen immediately and will remain frozen until the minimum collateral requirement is restored. The total outstanding margin loans after deduction of the funds resulting from the liquidation of collateral security amounted to HK$5,862,000. There was no subsequent repayment on the outstanding amounts of the margin loans from the related customers and therefore, the Company is working with its lawyer to institute liquidation proceedings by calling on letters of personal guarantee. Personal guarantees are obtained for all of our customers with margins loans.

After the liquidation of all collateral securities for these margin loans, our management assessed the recoverability of the remaining HK$5,862,000 by taking into account, among other factors, the absence of any subsequent repayment and the financial situations of the related customers. It is impractical to estimate the recoverable amount from the personal guarantees of the customers based on the information available. Management considered, however, that the related customers may not have enough financial resources to repay the outstanding amount of HK$5,862,000 and that the credit risk is high. As such, full expected credit loss on the outstanding amounts in relation to the three customers was recognized for the year ended December 31, 2023.

ii)	An expected credit loss in the amount of HK$ 3,883,000 for the year ended December 31, 2023 arose from the margin loan of one customer. The expected credit loss consisted of principal in the amount of HK$2,074000 and interest in the amount of HK$1,809,000. The situation was similar to the margin loans of the three customers disclosed above, except that the collateral securities posted for this margin loan were the shares of another listed company on the Hong Kong stock exchange. In addition, this particular customer was arrested by the enforcement regulator in Hong Kong. The total outstanding margin loan balance after deduction of the funds resulting from the liquidation of the collateral security amounted to HK$3,883,000. There was no subsequent repayment on the outstanding amounts of the margin loans from this customer and therefore, the Company is working with its lawyer to institute liquidation proceedings by calling on letters of personal guarantee.

After the liquidation of all collateral securities for this customer’s margin loans, our management assessed the recoverability of the remaining HK$3,883,000 by taking into account, among other factors, the absence of any subsequent repayment, the ongoing legal proceeding against the customer and the fact that the customer was unreachable for discussion of a subsequent settlement, and that it is impractical to estimate the recoverable amount from the personal guarantee of the customer based on the information available. Management considered, however, that the customer may not have enough financial resources to repay the outstanding amount of HK$3,883,000 and that the credit risk is high. As such, full expected credit loss on the outstanding amounts of this customer was recognized for the year ended December 31, 2023.

iii)	An expected credit loss in the amount of HK$1,199,000 for the year ended December 31, 2023 arose from margin loans of five customers. The expected credit loss consisted of principal in the amount of HK$791,000 and interest in the amount of HK$,408,000. The outstanding margin loans for these five customers ranged from HK$150,000 to HK$350,000 and were each relatively small compared to the margin loans discussed above. Theses margin loans accounts were frozen and no new margin loans will be granted, as the market value of their collateral securities fell below the minimum requirement for the margin loans and these customers were unable to immediately deposit more cash or marginable securities to bring the collateral up to the required level. Pursuant to discussions with each of these customers, they have agreed to a repayment plan over time of the outstanding margin loans in return for us agreeing not to liquidate their collateral and not to call for their personal guarantees immediately. As of December 2023 and to date, four customers among the five customers have complied with their agreed repayment plan and thus their collateral securities has not been liquidated and the personal guarantees have not been called. The market value of the posted collateral still does not meet the minimum requirements for the margin loans and so there will be no new margin loans available to these customers. Among these four customers who are complying with their repayment plans, two of these customers posted shares of the same listed company discussed in part (i), above, and the dramatic fall in the market value of this collateral security similarly caused the collateral security of these two customers to fall below the minimum requirement for the margin loans. For the remaining one customer, this customer has failed to stick to the repayment plan as agreed and this customer’s collateral has been liquidated and the Company is working with its lawyer to institute liquidation proceedings by calling on letters of personal guarantee.

Our management assessed the recoverability of these margin loans, taking into account, among other factors, the subsequent repayments patterns and market value of the collateral securities (if any). Management determined the expected credit loss based on outstanding amount of the margin loans, less the market value of the collateral securities (if any) and calculated an expected credit loss of HK$1,199,000 for the year ended December 31, 2023. The expected recovery from the enforcement of personal guarantees was assumed to be nil as it is impractical to estimate the recoverable amount from the personal guarantee of the customer based on the information available. Except for the nine customers discussed above, each of whom had margin loans which failed to meet the minimum collateral requirements for their margin loans, resulting in the expected credit loss recognized for the year ended December 31, 2023, there are no other customers with margin loans not meeting the minimum collateral requirement as at December 31, 2023.

The expected credit loss of HK$10,944,000 for the year ended December 31, 2023 consisted of principal in the amount of HK$4,894,000 and interest in the amount of HK$ 6,050,000. The Company loaned a total principal amount of HK$ 16.14 million to those customers, who pledged collateral consisting of listed company shares with a total value of HK$ 38.91 million at the time the loans were originated. Because the principal amount of margin loans takes priority over the interest in calculation, the total outstanding principal amount of these loans was decreased to HK$4,894,000 after the margin calls and the ensuing receipt of proceeds from the liquidations of the pledged shares. The total interest amount of HK$ 6,050,000 represents interest incurred from the origination date of the margin loans, with the interest ranging from 8% to 20%, including default intertest.

During the year ended December 31, 2024, the Group recovered HK$1,403,000 from the margin loans with expected credit loss recognized, the management will continue its upmost effort in recovering the outstanding balance.

General and administrative expense

The following table sets forth a breakdown of the general and administrative expenses:

	For the year ended December 31,
	2022	2023	2024
	HK$’000	HK$’000	HK$’000
Expenditure in IT	1,121	697	795
Business entertainment	736	487	611
Office supplies	445	507	859
Sundry and other miscellaneous	714	589	673
Total general and administrative expenses	3,016	2,439	2,938

For the year ended December 31, 2023, the general and administrative expenses decreased by HK$577,000 or approximately 19%, because of the decrease in expenditure in IT in relation to replacement of computer hardware. For the year ended December 31, 2024, the general and administrative expenses increased by approximately HK$499,000 was primarily due to the increase in office supplies incurred.

Income before income tax

Income before income tax of securities related services segment decreased from HK$8,540,000 for the year ended December 31, 2022 to HK$3,067,000 for the year ended December 31, 2023. The decrease in income before income tax was primarily due to the expected credit loss on the loans to customers recognized and net off with the increased in revenue for the year ended December 31, 2023.

Income before income tax of securities related services segment remained stable at approximately HK$3 million for the year ended December 31, 2023 and 2024. The effect of the absent of provision of the expected credit loss on the loans to customers recognized of HK$10,944,000 for the year ended December 31, 2023 is set off by i) the reversal of expected credit loss recognized amounted to HK$1,427,000 for the year ended December 31, 2024, and ii) the drop in revenue from HK$17,992,000 for the year ended December 31, 2023 to HK$5,553,000 for the year ended December 31, 2024.

Asset management services segment

Revenue

Our financial services provided through Plutus Asset Management are regulated activities and licensed with the SFC. Revenue generated from the asset management services segment are (i) asset management services and (ii) investment advisory services to our customers.

Fund subscription and management fees represent revenue generated in connection with our fund management services rendered to customers and include subscription fees charged to customers for the subscription of funds.

The size of the assets under management for which we act as investment manager was approximately US$27 million, US$29 million and US$29 million as of December 31, 2022, 2023 and 2024, respectively. The average fund size was approximately US$28 million, US$28 million and US$29 million for the years ended December 31, 2022, 2023 and 2024.

With the stable average fund size for the year ended December 31, 2022 and 2023 as mentioned above, there was a decrease in asset management fees from HK$6,599,000 for the year ended December 31, 2022 to HK$3,947,000 for the year ended December 31, 2023 due to the decrease in rate of performance fee as charged to our customers for retaining the investment from the customers. With the stable average fund size for the year ended December 31, 2023 and 2024 as mentioned above, the asset management fees amounted to HK$3,947,000 for the year ended December 31, 2023 and HK$4,195,000 for the year ended December 31, 2024.

For the year ended December 31, 2022, the asset management fees of HK$6,599,000 represents: i) management and advisory fees of HK$4,558,000 (management and advisory fees range from 0.9% to 2% of the fund size, with an average of 1.5%); ii) fund performance fees of HK$1,285,000; and iii) fund subscription fee of HK$756,000.

For the year ended December 31, 2023, the asset management fees of HK$3,947,000 (US$505,000) represents: i) management and advisory fees of HK$3,139,000 (management and advisory fees range from 0.9% to 2% of the fund size, with an average of 1.5%); ii) fund performance fees of HK$419,000; iii) fund subscription fee of HK$81,000 and iv) fund set up fee of HK$308,000.

For the year ended December 31, 2024, the asset management fee of HK$4,195,000 (US$540,000) primarily represent the management and advisory fees of HK$3,948,000; ii) fund set up fees of HK$247,000.

General and administrative expenses

The general and administrative expenses of the asset management services segment decreased from HK$418,000 for the year ended December 31, 2022 to HK$291,000 for the year ended December 31, 2023. The decrease was primarily attributable to lesser one-off sundry expense incurred during the year.

The general and administrative expenses of the asset management services segment remained stable for the year ended December 31, 2023 and 2024, the general and administrative expenses was HK$291,000 and HK$282,000, respectively.

Income before income tax

Income before income tax of the asset management services segment decreased from HK$2,676,000 for the year ended December 31, 2022 to HK$1,252,000 for the year ended December 31, 2023. The decrease was primarily due to the decrease in revenue generated from asset management services and offset by the decreased commissions paid to the account executives.

Income before income tax of the asset management services segment remained stable, the income before income tax was HK$1,252,000 and HK$1,253,000 for the year ended December 31, 2023 and 2024, respectively.

Corporate

Corporate costs represent the costs unallocated to the securities related services segment and asset management services segment. The material corporate costs are discussed below:

Compensation and benefits

The compensation and benefits of our employees, including our responsible officers, were not dedicated to a particular segment and therefore, all compensation and benefit of our employees, including our responsible officers were allocated to corporate.

The corporate compensation and benefits amounted to HK$7,550,000 during the year ended December 31, 2023 as compared to HK$8,732,000 during the year ended December 31, 2022. The decrease was due to the reduction of one headcount during the year ended December 31, 2023 and the decrease in bonus to the employees.

The corporate compensation and benefits amounted to HK$8,633,000 during the year ended December 31, 2024 as compared to HK$7,550,000 during the year ended December 31, 2023. The increase was due to increase in headcount by one employee and increase in overall discretionary bonus for the year ended December 31, 2024.

Advertising and marketing

For the year ended December 31, 2022, our management deemed it more beneficial for the Company to expend marketing effort when there are better investment sentiments. The budget for marketing efforts was therefore deferred until the easing of travel restriction of Hong Kong and PRC, which was expected to enhance the investment sentiments in Hong Kong, At the result, no advertisement and marketing expenses were incurred during the year ended December 31, 2022.

The advertising and marketing expense during the year ended December 31, 2023 and 2024 represents the service fees of marketing companies for the promotion, brand-building and sourcing of potential PRC customers. The marketing services, among others, included online advertisements in search engines to increase website traffic, non-deal roadshow inviting potential investors to meet with the Company and on-the-road and roadshow desk support.

The above advertising and marketing expenses were incurred for the promotion of the Company as a whole and therefore, the entire advertising and marketing expense was allocated as a corporate expense.

General and administrative expenses

The following table sets forth a breakdown of the general and administrative expenses:

	For the year ended December 31,
	2022	2023	2024
	HK$’000	HK$’000	HK$’000

Amortization of office lease	1,398	1,261	1,250
Other general and administrative	61	86	57
Total general and administrative expenses	1,459	1,347	1,307

The corporate general and administrative expenses represent the amortization of office lease and sundry expense. Although our securities-related services and asset management services segments shared the same office, the related amortization of office lease is not allocated to either the securities related services segment or the asset management services segment and instead is accounted for as a corporate cost. The Company was located at the same office during the years ended December 31, 2022, 2023 and 2024. The decrease in amortization of office lease reflected decreasing imputed interest toward the expiry of the lease contract

B. Liquidity and Capital Resources

Liquidity and Capital Resources

Our principal sources of liquidity to finance our operating activities come from shareholders’ contributions. As of December 31, 2024, the Company had HK$30,618,000 cash and cash equivalents and HK$9,969,000 cash segregated for regulatory purpose.

The Company believes that its current cash and cash equivalents and cash segregated for regulatory purpose and its anticipated cash flows from operations will be sufficient to meet its cash needs for general corporate purposes for at least the next 12 months.

Regulatory Capital Requirements

Subject to certain exemptions specified under the Securities and Futures (Financial Resources) Rules of Hong Kong (the “HK Financial Resources Rules”), as two of our wholly owned Hong Kong subsidiaries, Plutus Securities and Plutus Asset Management are companies registered to carry out Type 1 (dealing in securities), Type 4 (advising on securities) and Type 9 (asset management) regulated activities with the Securities and Futures Commission of Hong Kong, an independent statutory body set up in accordance with the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”), and both Plutus Securities and Plutus Asset Management are required to maintain minimum paid-up share capital and required liquid capital in accordance with the HK Financial Resources Rules to ensure an adequate amount of liquidity while conducting regulated activities business. The following table sets forth a summary of the requirements under the HK Financial Resources Rules that are applicable to Plutus Securities and Plutus Asset Management and their actual liquid capital as of December 31, 2023 and 2024 respectively:

Company	Type of regulated activities	Minimum amount of paid-up capital	Required liquid capital as of December 31, 2023	Required liquid capital as of December 31, 2024	Actual liquid capital as of December 31, 2023	Actual liquid capital as of December 31, 2024
		(HK$’000)	(HK$’000)	(HK$’000)	(HK$’000)	(HK$’000)
Plutus Securities	Type 1	10,000	3,000	3,000	29,546	23,934
Plutus Asset Management	Type 4 and 9	5,000	3,000	3,000	4,390	5,763

The paid-up capital is not defined under the SFO, but it generically refers to the actual paid-up share capital of a company by its shareholders. The liquid capital of the Company is determined based on its liquid assets minus its liquid liabilities, as defined in accordance with the relevant rules of the SFO. Liquid assets primarily represent our bank balances and account receivables from margin financing and dealing in securities, and the liquid liabilities primarily represent our account payables to clearing houses and related parties and concentration of margin financing. As of December 31, 2022 and 2024, both Plutus Securities and Plutus Asset Management have exceeded the required regulatory capital requirements.

As of December 31, 2023 and 2024, Plutus Securities and Plutus Asset Management were in compliance with their respective regulatory capital requirements.

Cash Flows

Years Ended December 31, 2022 and 2023

Top here

	2022 HK$’000	2023 HK$’000	2024 HK$’000
Net cash provided by operating activities	35,952	10,202	(8,088)
Net cash used in investing activities	-	(19)	(1,300)
Net cash used in financing activities	(5,203)	(7,174)	(558)
Cash at beginning of year	16,775	47,524	50,533
Cash at end of year	47,524	50,533	40,587

Cash Flows in Operating Activities – Fiscal Years Ended December 31, 2022, 2023 and 2024

Net cash provided by operating activities was HK$35,952,000 (US$4,609,000) for the year ended December 31, 2022 as compared to net loss after income taxes and adjustments of depreciation of HK$911,000 for the year ended December 31, 2022. The difference was primarily attributable to (i) an increase in payables to customers and clearing organizations of HK$27,463,000 and ii) decrease in loans to customers of HK$15,369,000, offset by the decrease in income taxes payable of HK$5,258,000.

Net cash provided by operating activities was HK$10,202,000 for the year ended December 31, 2023 as compared to net loss after income taxes and adjustments of depreciation of HK$6,014,000 for the year ended December 31, 2023. The difference was primarily attributable to (i) non-cash nature of the expected credit loss on loans to customers of HK$10,944,000, (ii) decrease in loan to customers of HK$11,104,000, and (iii) increase in decrease in payables to customers and clearing organization of HK$5,670,000, offset by the increase in receivables from customers and broker-dealers of HK$7,812,000.

Net cash used in operating activities was HK$8,088,000 for the year ended December 31, 2024 as compared to net loss after income taxes and adjustments of depreciation of HK$5,895,000 for the year ended December 31, 2024. The difference was primarily attributable to (i) decrease in loan to customers of HK$20,003,000, and (ii) decrease in receivables from customers and broker-dealers of HK$10,5525, offset by the increase in payables to customers and clearing organization of HK$30,501,000.

Cash Flows in Investing Activities – Fiscal Years Ended December 31, 2022, 2023 and 2024

There were no significant cash flows used in investing activities during the year ended December 31, 2022 and 2023. The cash flow used in investment activities during the year ended December 31, 2024 represents the purchase of property, plant and equipment.

Cash Flows in Financing Activities – Fiscal Years Ended December 31, 2022, 2023 and 2024

For the year ended December 31, 2022, cash used in financing activities of HK$5,203,000 was primarily attributable to the payment for the deferred IPO cost of HK$4,089,000 and advance to a related party of HK$1,114,000.

For the year ended December 31, 2023, cash used in financing activities of HK$7,174,000 was primarily attributable to the advance to a related party.

For the year ended December 31, 2024, cash used in financing activities of HK$558,000 was primarily attributable to the payment for the deferred IPO cost.

Analysis of Items with Major Changes on the Consolidated Balance Sheets

As of December 31, 2023 and 2024

	As of December 31,
	2023	2024	2024
	HK’000	HK’000	US$’000
Assets
Current assets:
Cash and cash equivalents	12,048	30,618	3,942
Cash segregated for regulatory purpose	38,485	9,969	1,283
Loans to customers	27,020	15,901	2,047
Loans to customers - related parties	7,457	-	-
Receivables from:
Customers	7,592	167	21
Customers – related parties	1,125	343	44
Broker-dealers	1,020	267	33
Clearing organization	2,285	696	90
Prepaid expenses and other current assets	4,683	5,485	706
Amount due from related parties	902	408	52
Income tax refundable	-	695	89
Total current assets	102,617	64,546	8,307
Non-current assets:
Property, plant and equipment, net	16	966	124
Right-of-use assets	1,077	2,083	268
Intangible asset	600	600	77
Deferred tax assets	2,105	3,087	397
Refundable deposit	229	447	58
Total non-current assets	4,027	7,183	924
TOTAL ASSETS	106,644	71,729	9,231

Liabilities and Stockholders’ Equity
Current liabilities:
Payables to:
Customers	28,879	4,912	632
Customers - related parties	11,982	5,433	699
Clearing organizations	10	25	3
Accruals and other current liabilities	1,458	2,686	346
Accrued commission to account executives	1,285	1,327	170
Lease liabilities - current	1,123	1,133	146
Income taxes payable	1,165	-	-
Total current liabilities	45,902	15,516	1,996

Non-current liability:
Lease liabilities - non-current	-	994	128
Total non-current liability	-	994	128
TOTAL LIABILITIES	45,902	16,510	2,124

Cash and cash equivalents

Cash and cash equivalents consist of funds deposited with banks, which are highly liquid and are unrestricted as to withdrawal or use. The balance of cash and cash equivalents were HK$12,048,000 and HK$30,618,000 as of December 31, 2023 and 2024, respectively.

Cash segregated for regulatory purpose represent the amount of cash deposited by our customers that has been segregated as required by the rules mandated by the SFC. A corresponding payable to customers is recorded upon receipt of the cash from the customer. Cash segregated for regulatory purpose increased from HK$38,485,000 as of December 31, 2023 to HK$9,969,000 as of December 31, 2024 primarily because of the decrease in cash kept by customers on their securities accounts. The decrease in cash segregated for regulatory purpose was in line with the decrease in payables to customers year over year.

Loans to customers

The amount of margin lending to customers decreased from HK$34,477,000 as of December 31, 2023 to HK$15,901,000 as of December 31, 2024 because customers were utilizing a lesser portion of the margin limits available to them as of December 31, 2024 when compared to as of December 31, 2023.

All of the margin loans granted to our customers are pledged with shares of listed companies on the stock exchange of Hong Kong as securities collateral and a letter of personal guarantee of our customers. The collateral securities have a regular mark-to-market mechanism for setting a fair market value and we have a dedicated team to monitor the collateral requirements on a daily basis.

As of December 31, 2023 and 2024, the market value of the related collateral were HK$180,115,000 and HK$48,168,000 respectively. The proportion of collateralization, being the market value of the collateral divided by the outstanding margin loans, is 522% and 303 % as of December 31, 2023 and 2024, respectively. All of the collateral for the margin loans consisted of listed securities and no other assets are accepted as collateral.

There were no outstanding IPO loans to customers as of December 31, 2023 and 2024.

C. Research and Development, Patents and Licenses, etc.

See “Item 3. Key Information- PRC Government Permissions and Approvals” and “Item 4. Information on the Company-B. Business Overview-Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

Critical Accounting Estimates

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities in the future.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Loans to customers

Loans primarily include margin loans and Initial Public Offering (“IPO”) loans extended to customers, collateralized by customers’ securities and are carried at the amount receivable net of an allowance for expected credit losses. Collateral is required to be maintained at specified minimum levels at all times. The Company monitors margin levels and requires customers to provide additional collateral, or reduce margin positions, to meet minimum collateral requirements if the fair value of the collateral changes. The Company applies the practical expedient based on collateral maintenance provisions under Accounting Standards Codification (ASC) 326, Financial Instruments – Credit Losses, in estimating an allowance for credit losses for loans. In accordance with the practical expedient, when the Company reasonably expects that borrowers (or counterparties, as applicable) will replenish the collateral as required, there is no expectation of credit losses when the collateral’s fair value is greater than the amortized cost of the financial asset. If the amortized cost exceeds the fair value of collateral, then credit losses are estimated only on the unsecured portion.

An allowance for credit losses on unsecured or partially secured receivables from customers is estimated based on the aging of those receivables. Unsecured balances due to confirmed fraud are reserved immediately. Margin loans with collateral deficiency would be considered delinquent if the unsecured loans are past due 90 days, taking into account the repayment history and trading frequency of the customers. Provision for expected credit losses on the delinquent margin loans and the accrued interest receivables are recorded in the consolidated statements of loss and other comprehensive loss at the end of each periodic review period. When the value of the collateral drops below a certain threshold, the Company requires the borrower to deposit additional funds or securities to maintain the required equity ratio within a time range determined by the Company case by case. The Company might agree with customers not to liquidate their collateral and not to call for their personal guarantees immediately upon negotiation of repayment plans on the outstanding margin loans. If the discussion fails or the customers fail to comply with the repayment plan, the collateral security will be liquidated to restore compliance with the collateral requirement, and the Company will receive the proceeds immediately. In the event that there are margin loans outstanding after the liquidation of all collateral securities, the Company pursues legal action to recover outstanding margin loans, followed by bankruptcy petitions for the customers by calling on letters of personal guarantee. Generally, guarantee by account executives as primary obligors of the payment of all amounts due to the Company by the investors is procured. Should any responsible account executives provide personal guarantees on the margin loan of the customer, the Company would proceed to take legal action against them. Collection efforts are considered to be ceased when the court announces the bankruptcy of customers and their account executives, if any. Then, the Company will charge off margin loan receivables upon the bankruptcy announcement of the customers or the responsible account executives, if any. The Company charges off receivables from allowance for credit losses after all collection efforts have ceased. If the receivables charged off exceed the provision for credit losses, the excess amounts are directly charged off in the consolidated statements of loss and other comprehensive loss. There are no receivables directly charged off in the consolidated statements of loss and other comprehensive loss in excess of the provision for credit losses during the years ended December 31, 2022, 2023 and 2024. Customers with margin loans have agreed to allow the Company to pledge collateralized securities in accordance with applicable regulations. The collateral is not reflected in the consolidated financial statements. As of December 31, 2023 and 2024, allowance for credit losses of approximately HKD10,944,000 and HKD9,517,000 was arisen from the assessment of credit losses for loans, respectively.

Receivables

Receivables from and payables to customers mainly include (i) amounts due on brokerage transactions on a trade-date basis and (ii) asset management and advisory fee receivables from customers.

Receivables from broker-dealers represent the receivable on trades that are not withdrawn by the Company.

The receivables from customers and broker-dealers are viewed as past due or delinquent based on how recently payments have been received. The Company has contractual rights to receive cash on demand from customers and broker-dealers. The allowance for expected credit losses is estimated based upon the assessment of various factors including historical experience, delinquency of the receivable balances, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect our customers’ ability to pay. An allowance is also made when there is objective evidence to reasonably estimate the amount of probable loss. The Company regularly reviews the adequacy and appropriateness of the allowance for expected credit loss. As of December 31, 2023 and 2024, no receivables from customers and broker-dealers are past due or delinquent based on the repayment history of customers and broker-dealers. As of December 31, 2023 and 2024, allowance for credit losses of nil and HKD24,000 was arisen from the assessment of credit losses for receivables from customers and broker-dealers, respectively.

Receivables from the clearing organization, Hong Kong Exchanges and Clearing Limited (“HKEx”) include those arising from unsettled trades on a trade-date basis. The proceeds receivable on trades that have yet to settle are usually settled within two days. The Company’s policy is to net the receivables from and payables to clearing organizations that meet the offsetting requirements prescribed in ASC Topic 210-20. As of December 31, 2023 and 2024, no receivables from clearing organizations are past due or delinquent as the receivables are normally being settled within two days after the trade execution. As of December 31, 2023 and 2024, allowance for credit losses of nil was arisen from the assessment of credit losses for receivables from clearing organization.

 Revenue recognition

In May 2014, the FASB issued Topic 606, “Revenue from Contracts with Customers”. This topic clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP. Simultaneously, this topic supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The core principle of the guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company currently generates its revenue from the following main sources:

Securities brokerage commissions

The Company provides securities brokerage services, which include provision of trade execution and clearing services (collectively the “trade execution”), and custody services to individual customers or corporate customers (i.e., brokers). When a customer initiates a trade order through the Company, trade execution fees are recognized and accrued in individual equities on a trade-date basis, and are recognized at a point in time (trade date) when the performance obligation has been satisfied by the completion of executing of transaction services. Trade execution and clearing services are bundled into a single performance obligation as they are not separately identifiable. Trade execution and clearing services are both inputs to the combined output of security trading and the Company does not provide the two services separately. The Company acts as an agent as the Company merely arranges trading of securities between other investors in the market and the Company’s customers. The Company negotiates trade execution fee rates with customers on an individual basis and charges trade execution fees at a fixed percentage of trading amount. As a result, there is variable consideration in the transaction price as transaction fee rates generally vary among customers and transactions. The fee is directly charged from the customer’s account when the transactions are executed. The Company provides custody services but it does not charge separate fees for custody services for securities and funds. Custody services are a necessary function in order to facilitate trade for customers. Trade execution services are priced at their standalone selling prices, it would be accounted for as a separate contract and none of the trade execution fees would be allocated to the custody services.

Securities brokerage handling fee

Handling fee income earned from providing services including IPO subscription and dividend handling services to individual customers or corporate customers (i.e., brokers). IPO subscription fee is recognized at the time when the performance obligation has been satisfied by successfully submitting IPO subscription on behalf of customers. IPO subscription handling fee is fixed per order, regardless of successful allotment, and no variable consideration in the transaction price. No handling fee is charged by the Company to customers if there is no successful execution of the related IPO subscription transaction. Dividend handling fee income is recognized at the time when the performance obligation has been satisfied by receiving dividends on behalf of customers. The transaction price includes variable consideration and is charged at a fixed percentage of dividend collected. The dividend collected is credited to the customer’s account. The Company acts as an agent as the Company merely arranges trading of securities between other investors or securities issuers in the market and the Company’s customers. Handling fee income is directly charged from the customer’s account when the transactions are executed. The Company receives no fees from other investors in the market or securities issuers in the handling fee types of transactions.

Placing services

The placing service is distinct and is identified as one performance obligation. Placing commission income is recognized at a point in time when the performance obligation has been satisfied by the completion of provision of placing services under the respective engagement terms, which is typically at the closing of the transaction. The customer of the Company is the securities issuers. The placing commitment, as stated in the placing agreement with securities issuers, is that the Company is an agent to provide placing services by using its reasonable best efforts to procure potential subscribers to subscribe the funds raised by securities issuers. The Company is under no obligation to purchase the securities if the subscribers do not subscribe to any or all the securities. The Company is not primarily responsible for fulfilling the promise to provide the specified good or service to customers. The Company has no inventory risk before or after the specified good or service has been transferred to a customer. The Company has no discretion in setting prices to customers. The contractual payment terms are typically due no more than 30 days from invoicing.

Placing commission income is generally charged at fixed rate with reference to size of funds raised in the transaction, subject to determination of securities issuers and the transaction price includes variable consideration. The contractual payment terms are typically due no more than 30 days from invoicing. The Company does not receive or is not entitled to any compensation if the related placing transaction is not completed.

Asset management and advisory fee

Revenue from asset management and advisory services is primarily in connection with (i) services as an investment manager or an advisor from funds or investments; and (ii) fund subscription services to customers. The Company rendered management and advisory services to individual customers as a principal which are recorded over the period of service provided. Asset management and advisory service fee is charged by the Company to funds monthly and collected directly out of custodial accounts. The Company acts as a principal to provide investment and advisory services to individual customers and charges customers asset management and advisory fee at fixed amount or fixed percentage of asset value under management in accordance with the agreement. There is variable consideration in the transaction price if the fee is charged at a fixed percentage of asset values. The fee is due and paid within the specified terms of payment.

Fund subscription fee charged to fund subscribers for subscription of funds is recognized at a point in time when participating share is successfully subscribed. The Company acts as an agent between funds and fund subscribers to provide fund subscription services and charges fund subscription fee at fixed rate with reference to size of subscription amount to fund subscriber through funds when the subscription of funds is completed, and typically due in no more than 30 days from invoicing. There is variable consideration in the transaction price if the fee is charged at fixed percentage of subscription amount.

Interest income

The Company earns interest income primarily from its margin and IPO financing offered by the Company to customers. Revenue is recognized over the period that the margin loans and IPO financing are outstanding and the recoverability of the interest receivables is considered probable and reasonably assured. The Company offers margin loans to individual customers as a principal with its own funding. There is variable consideration in the transaction price as interest income is directly charged at a fixed percentage over the financing amount from the customer’s account monthly or when customers repay the principal amount of margin. The accrued margin loan interest has no definite repayment term provided that the customers satisfy the requirement on collateral securities. As soon as the collectability of the interest income becomes uncertain, the Company will cease to recognize any additional interest income.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 “Significant Accounting Policies — Recently Issued Accounting Pronouncements” of our consolidated financial statements.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Zhisheng Zhao	54	Chairman and Director
Ting Kin Cheung	42	Chief Executive Officer and Director
Chun Lok Yeung	37	Chief Financial Officer
Wing Cheung Yan	59	Independent Director
Tin Shun Lui	43	Independent Director
Wing Yan Lam	37	Independent Director

The following is a brief biography of each of our executive officers and directors:

Zhisheng Zhao – Chairman and Director

Mr. Zhisheng Zhao, our Chairman and founder, is a merchant whose main business is developing and investing real estate and urban redevelopment in mainland China. Mr. Zhao has been a top manager, director and shareholder in several private companies in China for more than five years. These include Greenhome Holding Co., Ltd., a company with projects focusing on residential, commercialization development, operations and sales located in many areas in Guangdong Province; Shenzhen Zhengzhan Technology Investment Co., Ltd. (深圳正展科技投資有限公司) and Shenzhen Chuangrui Sike Technology Co., Ltd. (深圳創銳思科技有限公司), a high technology and electronic company focused on 3-D, VR and AR. Mr. Zhao entered the Hong Kong financial market when he founded Plutus group of companies in 2018. He has invested over HK$50 million as capital to develop Plutus Securities Limited, Plutus Asset Management Limited and their related companies. Mr. Zhao’s extensive business experience and connections are highly valuable to the recruitment of new customers and the development of our synergistic relationships for our brokerage services and asset management businesses.

Ting Kin Cheung – Chief Executive Officer and Director

Mr. Ting Kin Cheung, our CEO and director, has accumulated over 16 years of experience in finance, accounting, company secretary position, initial public offering, merger and acquisition, fund raising and debt restructuring. Mr. Cheung was previously the senior accountant of Ernst & Young from September 2006 to November 2009, the assistant vice president of TGX Capital Limited (a company engaged in private equity investment funds) from May 2010 to November 2011, a financial controller of Seige Communication Limited from December 2011 to October 2013 and CFO and company secretary of Richly Field Development Limited (stock code: 313), a company listed on the Main Board of the Stock Exchange, from October 2013 to March 2019.

Mr. Cheung has been the business development director of Plutus Securities Limited, a licensed corporation under the SFO to engage in Type 1 (dealing in securities) regulated activities, since January 2019 and Plutus Asset Management Limited, a licensed corporation under the SFO to engage in Type 4 (advising on securities) and Type 9 (asset management) regulated activities, the director of Parkville Financial Limited, a company regulated under the Money Lenders Ordinance (Cap. 163 of the Laws of Hong Kong) since August 2019, Infinity Credits Co., Limited, a company regulated under the Money Lenders Ordinance (Cap. 163 of the Laws of Hong Kong) since November 2019, an independent non-executive director of B&D Strategic Holdings Limited (stock code: 1780), a company listed on the Main Board of the Stock Exchange, since April 2019. Mr. Cheung was a director of Guardians Asset Management Limited, a licensed corporation under the SFO to engage in Type 9 (asset management) regulated activities from March 2017 to February 2024.

Mr. Cheung obtained a degree of Bachelor of Commerce Accounting and Finance from the Curtin University of Technology, Australia in January 2004 and a Master of Finance from the Australian National University in January 2005. Mr. Cheung is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a member of the Certified Practising Accountant Australia.

Chun Lok Yeung – Chief Financial Officer

Mr. Chun Lok Yeung has been our Chief Financial Officer since March 2019. In that position, he is responsible for preparing book-keeping entries, financial analysis and forecasting, acting as settlement staff for funds and securities, performing stock reconciliations, verifying NAV reports, liaising with the SFC on the Securities and Futures (Financial Resources) Rules (Cap. 571N of the Laws of Hong Kong) in relation to Type 1 (dealing in securities), Type 4 (advising on securities), and Type 9 (asset management) regulated activities queries, and other essential accounting and financial tasks. Prior to joining Plutus Group, from July 2018 to February 2019, he was the accountant of Global Group Securities Limited, a Hong Kong brokerage firm licensed to conduct Type 1 (dealing in securities) and Type 4 (advising on securities) regulated activities. From July 2016 to June 2018, Mr. Yeung was the Senior Finance Officer with Partners Capital Group Limited, a brokerage and asset management firm in Hong Kong and the British Virgin Islands. From July 2013 through June 2016, he was an account assistant of Tianda Pharmaceuticals Limited (stock code: 455), a company listed on the Main Board of the Stock Exchange. Mr. Yeung began his career as an accountant with Wong, Kwok, Tai & Co., a Hong Kong CPA firm. Mr. Yeung is a member of the Hong Kong Institute of Accredited Accounting Technicians and holds a Higher Diploma in Accountancy from the School of Business and Information Systems of Hong Kong.

Wing Cheung Yan – Independent Director

Mr. Wing Cheung Yan has over 30 years of experience with regard to auditing, corporate finance, financial management and corporate governance issues. Mr. Yan previously worked in companies listed in Hong Kong and the United Kingdom with various senior roles. Mr. Yan was finance director of DIT Group Ltd. (stock code: 726), a company listed on the Main Board of the Stock Exchange, from May 2018 to October 2019; and chief financial officer of Green Dragon Gas Limited (AIM: GDG), a company listed on the Alternative Investment Market of the London Stock Exchange, from May 2007 to May 2017; and executive director, group financial controller and company secretary of Chinese People Holdings Company Limited (stock code: 681), a company listed on the Main Board of the Stock Exchange, from July 2005 to April 2007. Prior to joining the commercial sector, Mr. Yan worked in renowned Big 4 international audit firms. Mr. Yan graduated from the Hong Kong Polytechnic with a Professional Diploma in Accountancy, and from the University of Bradford, United Kingdom, with a Master’s degree in Business Administration. Mr. Yan is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants, and an associate member of the Hong Kong Independent Non-Executive Director Association.

Tin Shun Lui – Independent Director

Mr. Tin Shun Lui has over 15 years of experience in finance and accounting. Mr. Lui started his career as an accountant in assurance and advisory business services with Ernst & Young, an international accounting firm from September 2004 to August 2007. Thereafter, Mr. Lui joined Guotai Junan Capital Limited, a company principally engaged in dealing in securities and advising on corporate finance, where he was responsible for handling corporate finance transactions from August 2007 to February 2009. From March 2009 to February 2012, Mr. Lui joined Biocarbon Capital Limited as Vice President, a boutique investment firm specializing in natural resources and entertainment, where Mr. Lui was responsible for investor relationship and business development. From February 2012 to July 2015, Mr. Lui was employed by Celestial Capital Limited, a company principally engaged in dealing in securities and advising on corporate finance, where Mr. Lui was served as the Senior Vice President responsible for business development and capital market activities. From August 2015 to August 2019, Mr. Lui joined South China Capital Limited, a company principally engaged in dealing in securities and advising on corporate finance, as a director and head of the equity capital market department. Since September 2019, Mr. Lui started Delight City Capital Limited, a boutique investment firm which focuses on special situation and overseas property investments, where Mr. Lui is responsible for principal investment, business development, and overall leadership of the company. Mr. Lui obtained a Bachelor of Arts degree in Economics from the Queen’s University in Ontario, Canada in May 2004. Mr. Lui is a member of the Hong Kong Institute of Certified Public Accountants.

Wing Yan Lam – Independent Director

Ms. Wing Yan Lam has over 10 years of experience in accounting, auditing, and financial reporting. From September 2011 through January 2014, Ms. Lam was a Senior Accountant with PKF Hong Kong, where she worked on audits of Hong Kong listed companies and U.S. listed companies which engaged in the manufacturing, trading and payment platform service sectors, as well as small and mid-size enterprises. From January 2014 to November 2014, she was a Senior Accountant at RSM Hong Kong, focusing on audits of companies engaged in the manufacturing sector. From November 2014 to November 2016, Ms. Lam was a Senior Accountant II at Ernst & Young Hong Kong, where she audited manufacturing and trading companies, led audit teams for field review, and evaluated and analyzed financial results, internal control designs, and financial reports. From December 2016 to November 2017, she was finance manager of Triangular Force Construction Engineering Limited, a wholly-owned subsidiary company of State Innovation Holdings Limited (currently known as Beaver Group (Holding) Company Limited) (stock code: 8275), a company listed on GEM of the Stock Exchange, where she was responsible for the entire listing and interim reporting process. From January 2017 to July 2018, she served as financial manager for Perfect Ease Holdings Limited, where she was responsible for the listing and interim reporting process, advised on internal control systems, and prepared accounts and consolidated financial statements. From September 2018 to May 2021, she served as Chief Financial Officer of Wellfit Paper Products, where she was also responsible for the listing and interim reporting process, advising on internal control systems, and preparing accounts and consolidated financial statements. Since May 2021, she has served as Head of Advisory for Soar Harvest Consultants Limited, an advisory firm providing advisory services to customers in accounting, auditing, taxation, and internal control procedures. Ms. Lam received a BBA (Hons) in Accountancy with The Hong Kong Polytechnic University in July 2011 and is current pursuing a Master of Accountancy at The Chinese University of Hong Kong. Ms. Lam is a practising member of the Hong Kong Institute of Certified Public Accountants, a member of the Taxation Institute of Hong Kong, a member of Certified Practising Accountant Australia, and a member of the Institute of Chartered Accountants in England and Wales.

Family Relationships

There are no family relationships among the directors and executive officers of the Company.

B. Compensation

As of December 31, 2024, we paid an aggregate of approximately $5.2 million to our executive officers and directors. For the fiscal year ended December 31, 2023, we paid an aggregate of approximately $5.2 million to our executive officers and directors.

C. Board Practices

Board of Directors

The Company’s board of directors consists of five directors immediately. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote with respect to any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or transaction is considered. Our directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party.

Director Independence

The Company’s board has reviewed the independence of our directors, applying Nasdaq independence standards. Based on this review, the board determined that Wing Cheung Yan, Tin Shun Lui, and Wing Yan Lam are “independent” within the meaning of the Nasdaq rules. In making this determination, our board considered the relationships that each of these non-employee director candidates has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable Nasdaq rules, the Company believe its independent directors meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

Committees of the Board of Directors

The Company has three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. The Company has adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. The Company’s audit committee consists of Wing Cheung Yan, Tin Shun Lui, and Wing Yan Lam, and is chaired by Wing Cheung Yan. Wing Cheung Yan, Tin Shun Lui, and Wing Yan Lam each satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. The Company has determined that Wing Cheung Yan qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm; and

●	reporting regularly to the board.

Compensation Committee. Our compensation committee consists of Wing Cheung Yan, Tin Shun Lui, and Wing Yan Lam, and is chaired by Wing Yan Lam. Wing Cheung Yan, Tin Shun Lui, and Wing Yan Lam each satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;

●	reviewing the compensation of our non-employee directors and making recommendations to the board with respect to it; and

●	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating Committee. Our nominating committee consists of Wing Cheung Yan, Tin Shun Lui, and Wing Yan Lam, and is chaired by Tin Shun Lui. Wing Cheung Yan, Tin Shun Lui, and Wing Yan Lam each satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating committee itself; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, the Company’s directors owe fiduciary duties to the Company, including a duty of loyalty, a duty to act honestly, and a duty to act in a manner they consider in good faith to be in our best interests. The Company’s directors must also exercise their powers only for a proper purpose. The Company’s directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, the directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. The Company has the right to seek damages if a duty owed by the directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors

The directors of the Company may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. The directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated.

Code of Business Conduct and Ethics

The board of directors of the Company has adopted a code of business conduct and ethics that applies to the Company’s directors, officers and employees. A copy of this code is available on our website. The Company intends to disclose on its website any amendments to the Code of Business Conduct and Ethics and any waivers of the Code of Business Conduct and Ethics that apply to its principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions.

Corporate Governance

The Company is a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, it may at its option comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. While the Company intends to voluntarily follow most Nasdaq corporate governance rules, including rules regarding committee structure and director independence, as described above, it may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from the requirement that a majority of our board of directors consists of independent directors.

●	Exemption from the requirement that our audit committee have a written charter addressing the audit committee’s responsibilities and authority as set forth in Nasdaq Rule 5605(c)(1).

●	Exemption from the requirement that our compensation committee have a written charter addressing the remuneration committee’s responsibilities and authority as set forth in Nasdaq Rule 5605(d).

●	Exemption from the requirement to have independent director oversight of director nominations and a formal written charter or board resolution addressing the nominations process as set forth in Nasdaq Rule 5605(e).

●	Exemption from the requirement that the Company has a code of conduct applicable to all directors, officers and employees and from any requirement that it has a code of conduct in compliance with Section 406 of the Sarbanes-Oxley Act of 2002.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although the Company will require board approval of any such waiver, it may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

●	Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of stock option plans.

●	Exemption from the requirements governing the review and oversight of all “related party transactions,” as defined in Item 7.B of Form 20-F.

●	Exemption from the requirement that our board of directors shall have regularly scheduled meetings at which only independent directors are present as set forth in Nasdaq Rule 5605(b)(2).

Although the Company may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), it must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). Although the Company currently intends to comply with most Nasdaq corporate governance rules, it may in the future decide to use the foreign private issuer exemption with respect to some or all the other Nasdaq corporate governance rules as described in the list above.

In addition, as a foreign private issuer, the Company expects to take advantage of the following exemptions from SEC reporting obligations:

●	Exemption from filing quarterly reports on Form 10-Q or provide current reports on Form 8-K, disclosing significant events within four days of their occurrence.

●	Exemption from Section 16 rules regarding sales of common shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

Accordingly, the Company’s shareholders will not have the same protections afforded to shareholders of companies that are mandatorily subject to all of the corporate governance requirements of Nasdaq and the domestic reporting requirements of the SEC. The Company may utilize these exemptions for as long as it continues to qualify as a foreign private issuer.

Interested Party Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must disclose the nature of his interest to all other directors at a meeting of the board after becoming aware of the fact that he or she is interested in a transaction the Company has entered into or are to enter into. A general notice given to the board by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made.

Remuneration and Borrowing

The directors may receive such remuneration as the Company’s board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings, property, assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Employment Agreements with Named Executive Officers

Our Chief Executive Officer, Ting Kin Cheung, currently serves under an Employment Agreement with Plutus Securities Limited dated January 1, 2019. Mr. Cheung’s annual salary under the current agreement is HK$1,440,000 (US$185,000) plus bonuses to be paid based on the Company’s financial performance. Insurance and partial housing cost reimbursement are also included. The agreement is terminable upon two months’ notice.

Our Chief Financial Officer, Chun Lok Yeung, currently serves under an Employment Agreement with Plutus Securities Limited dated March 4, 2019. Mr. Yeung’s salary under the current agreement is HK$29,000 (US$4,000) per month, plus bonuses to be paid based on the Company’s financial performance. Insurance is also included. The agreement is terminable upon two months’ notice.

D. Employees

See “Item 4. Information on the Company-B. Business Overview-Employees.”

E. Share Ownership

The following table sets forth, as of the date of this annual report, the beneficial ownership of our Ordinary Shares by each executive officer and director, by each person known by us to beneficially own more than 5% of our Ordinary Shares and by the executive officers and directors as a group. Except as otherwise indicated, all shares are owned directly and the percentage shown is based on 14,250,000 Ordinary Shares issued and outstanding.

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers (1):
Zhisheng Zhao (2)	5,676,000	37.58%
Ting Kin Cheung (3)	4,644,000	30.74%
Chun Lok Yeung	-	-
Wing Cheung Yan	-	-
Tin Shun Lui	-	-
Wing Yan Lam	-	-
All directors and executive officers as a group (five (5) individuals):	10,320,000	71.59%
Other ≥ 5% Beneficial Owners	-	-
Radiant Global Ventures Limited (4)	5,676,000	39.38%
Divine Star Ventures Limited (5)	4,644,000	32.21%

(1)	Except as otherwise indicated, the business address for our directors and executive officers is 8/F, 80 Gloucester Road, Wan Chai, Hong Kong.
(2)

Mr. Zhisheng Zhao owns 100% of the issued shares of Radiant Global Ventures Limited, which owns 47.3% of the issued shares of Plutus Group. Mr. Zhisheng Zhao also owns 35.0% of Divine Star Ventures Limited, which owns 38.7% of the issued shares of Plutus Group.

(3)	Mr. Ting Kin Cheung owns 65.0% of Divine Star Ventures Limited.
(4)	Radiant Global Ventures Limited, a company incorporated in the BVI with limited liability.
(5)	Divine Star Ventures Limited, a company incorporated in the BVI with limited liability.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Company’s Executive Compensation Recovery Policy during the fiscal year ended December 31, 2024.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B. Related Party Transactions

Nature of relationships with related parties

Name	Relationship
Mr. Zhao	Chairman and Executive Director of the Company
Mr. Ting Kin Cheung (“Mr. Cheung”)	Chief Executive Officer and Executive Director of the Company
Mr. Wie Hon Tan (“Mr. Tan”)	Executive Director of Plutus Securities and Plutus AM
Aurum Hill Limited	Entity controlled by management of the Company
Plutus Guardians Fund SPC (“Fund SPC”) and its subsidiaries	Entity of which Plutus AM holds management share
Divine Star Ventures Limited	Shareholder of the Company
Radiant Global Ventures Limited	Shareholder of the Company

Balances with related parties

	As of December 31,
	2023	2024	2024
	HKD’000	HKD’000	US$’000
Loans to customers:
Mr. Cheung	7,457	-	-

Receivables from customers:
Fund SPC and its subsidiaries	1,125	343	44

Payables to customers:
Mr. Zhao	20	59	8
Mr. Cheung	41	85	11
Fund SPC and its subsidiaries	11,921	5,289	680

Amounts due from related parties:
Fund SPC and its subsidiaries	902	376	48
Divine Star Ventures Limited	-	16	2
Radiant Global Ventures Limited	-	16	2

Transactions with related parties

	For the years ended December 31,
	2022	2023	2024	2024
	HKD’000	HKD’000	HKD’000	US$’000
Securities brokerage commission:
Fund SPC and its subsidiaries	-	466	421	55
Mr. Cheung	-	-	89	11

Asset management fee:
Fund SPC and its subsidiaries	3,120	1,003	1,350	174

Interest income:
Mr. Cheung	449	416	452	58
Mr. Wong	13	-	-	-
Mr. Tan	2	-	-	-
Aurum Hill Limited	101	-	-	-

Amounts due from related parties are unsecured, non-interest bearing of which no interest income was recognized on the funds advanced, and repayable on demand. These balances are non-trade in nature.

Remuneration to senior management for the years ended December 31, 2022, 2023 and 2024 were:

	For the years ended December 31,
	2022	2023	2024	2024
	HKD’000	HKD’000	HKD’000	US$’000

Salaries and other short term employee benefits	5,138	4,956	5,220	672
Payments to defined contribution pension schemes	67	71	72	9
Total	5,205	5,027	5,292	681

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal and Administrative Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. As of the date hereof, neither we nor any of our subsidiaries is a party to any pending legal proceedings, nor are we aware of any such proceedings threatened against us or our subsidiaries.

Dividend Policy

The Company has not previously declared or paid cash dividends and has no plan to declare or pay any dividends in the near future on its shares. The Company currently intends to retain most, if not all, of its available funds and any future earnings to operate and expand its business.

Plutus Group is an investment holding company incorporated in the Cayman Islands. It relies principally on dividends from our Hong Kong subsidiaries for its cash requirements, including any payment of dividends to our shareholders.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Please see the section entitled “Item 10. Additional Information – E. Taxation” of this annual report for information on the potential tax consequences of any cash dividends declared.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “PLUT.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “PLUT.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Amended and Restated Memorandum and Articles of Association

The following are summaries of material provisions of the Company’s memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our Ordinary Shares.

Objects of the Company. Under the memorandum and articles of association, the objects of the Company are unrestricted and the Company has the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares. The Ordinary Shares are issued in registered form and are issued when registered in the Company’s register of members. The Company’s shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of the Ordinary Shares are entitled to such dividends as may be declared by the Company’s board of directors. In addition, the Company’s shareholders may by ordinary resolution declare a final dividend, but no dividend may exceed the amount recommended by our directors. The Company’s articles of association provides that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose subject to the restrictions of the Companies Act, provided that in no circumstances may the Company pay a dividend if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Any action required or permitted to be taken by the shareholders must be taken at a duly called and quorate annual or extraordinary general meeting of the shareholders entitled to vote on such action, or in lieu of a general meeting, be effected by a resolution in writing. On a show of hands each shareholder is entitled to one vote or, on a poll, each shareholder is entitled to one vote for each ordinary share, voting together as a single class, on all matters that require a shareholder’s vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or one or more shareholders present in person or by proxy entitled to vote.

A quorum required for a meeting of shareholders consists of one or more shareholders present and holding not less than one-third in nominal value of the issued Shares. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders’ meetings may be convened by our board of directors on its own initiative. Advance notice of at least 10 days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding Ordinary Shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Election of directors. Directors may be appointed by an ordinary resolution of our shareholder or by a resolution of the directors of the Company

Meetings of directors. At any meeting of directors, a quorum will be present if two directors are present, unless otherwise fixed by the directors. If there is a sole director, that director shall be a quorum. A person who holds office as an alternate director shall be counted in the quorum. A director who also acts as an alternate director shall be counted twice towards the quorum. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by all of the directors.

Transfer of Ordinary Shares. Any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share whether or not it is fully paid up without assigning any reason for doing so.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of Ordinary Shares shall be distributed among the holders of our shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares. The board of directors of the Company may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Shares. The Companies Act and our articles of association permit us to purchase, redeem or otherwise acquire our own shares, subject to certain restrictions and requirements under the Companies Act, our memorandum and articles of association and any applicable requirements imposed from time to time by the Nasdaq, the Securities and Exchange Commission. In accordance with our articles of association and provided the necessary shareholders or board approval have been obtained, the Company may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors. Under the Companies Act, the repurchase of any share may be paid out of our company’s profits, out of our share capital account or out of the proceeds of a fresh issue of shares made for the purpose of such repurchase, or, subject to certain conditions, out of capital. If the repurchase proceeds are paid out of the Company’s capital, the Company must, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be repurchased (1) unless it is fully paid up, (2) if such repurchase would result in there being no shares outstanding, and (3) unless the manner of purchase (if not so authorized under the memorandum and articles of association) has first been authorized by a resolution of our shareholders. In addition, under the Companies Act, our Company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in there being no shares outstanding (other than shares held as treasury shares).

Variations of Rights of Shares. The rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or series or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Alteration of capital. The Company may from time to time by resolution of shareholders in the requisite majorities:

●	increase its capital by such sum, to be divided into shares of such amounts as the resolution shall prescribe;

●	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

●	sub-divide its shares or any of them into our shares of smaller amount than is fixed by the Company’s memorandum of association;

●	divide its shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting; and

●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled.

Issuance of Additional Shares. The Company’s memorandum and articles of association authorizes its board of directors to issue additional Ordinary Shares from time to time as the board of directors shall determine, to the extent of available authorized but unissued shares.

Inspection of Books and Records. Save for the list of the names of our current directors (and, where applicable, our current alternate directors) being made available for inspection by the Registrar of Companies in the Cayman Islands to any person upon payment of a fee by such person, holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or the corporate records of the Company. However, the Company will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Preferred Shares

As at the date of this annual report, the Company has not issued any Preferred Shares. Under the articles of association, before any Preferred Shares of any series are issued, the directors of the Company shall without limitation fix, by resolution of directors, the following provisions of such series:

●	the number of shares constituting such series; and

●	the dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, liquidation preferences.

C. Material Contracts

Other than those described in this annual report, we have not entered into any material agreements other than in the ordinary course of business.

D. Exchange Controls

The Cayman Islands, British Virgin Islands and Hong Kong currently have no exchange control regulations or currency restrictions.

E. Taxation

The following summary of material Cayman Islands, mainland China and U.S. federal income tax consequences of an investment in Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in Ordinary Shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to investors levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise is not party to any double tax treaties which are applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required under Cayman Islands laws on the payment of a dividend or capital to any holder of Ordinary Shares, nor will gains derived from the disposal of Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of the Ordinary Shares or on an instrument of transfer in respect of the Ordinary Shares except those which hold interests in land in the Cayman Islands. The foregoing summary of applicable Cayman Islands taxation law is, in the opinion of our Cayman Islands counsel Harney Westwood & Riegels, accurate in all material respects.

Hong Kong Profits Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding or selling the Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisers regarding the tax consequences of purchasing, holding or selling the Ordinary Shares. Under the current laws of Hong Kong:

●	No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Ordinary Shares.

●	Revenues gains from the sale of the Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.

●	Gains arising from the sale of Ordinary Shares, where the purchases and sales of the Ordinary Shares are effected outside of Hong Kong such as, for example, on Cayman Islands, should not be subject to Hong Kong profits tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Ordinary Shares would not be subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the Ordinary Shares.

The foregoing summary of applicable Hong Kong taxation law is, in the opinion of our Hong Kong counsel CFN Lawyers, accurate in all material respects.

United States Federal Income Taxation Considerations

The following discussion is a summary of United States federal income tax considerations generally applicable to the ownership and disposition of the Ordinary Shares by a U.S. holder (as defined below) that acquires the Ordinary Shares in the IPO and holds the Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. holders, investors who own (directly, indirectly, or constructively) 10% or more of the Company’s stock (by vote or value), investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, investors required to accelerate the recognition of any item of gross income with respect to the Ordinary Shares as a result of such income being recognized on an applicable financial statement, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax or any non-income tax (such as the U.S. federal gift or estate tax) considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in the Ordinary Shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of the Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code or applicable United States Treasury regulations.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of the Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in the Ordinary Shares.

Sale or Other Disposition of Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such Ordinary Shares. Any capital gain or loss will be long-term if the Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of individuals and other non-corporate U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations.

In the event that the Company is treated as a PRC “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of the Ordinary Shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. If a U.S. holder is not eligible for the benefits of the income tax treaty or fails to make the election to treat any gain as foreign source, then such U.S. holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the Ordinary Shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). U.S. holders are advised to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of the Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances and the election to treat any gain as PRC source.

Passive Foreign Investment Company Rules

If the Company is a PFIC for any taxable year during which a U.S. holder holds the Ordinary Shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether the Company remains a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the Ordinary Shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which the Company is a PFIC, or pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If the Company is a PFIC for any taxable year during which a U.S. holder holds the Ordinary Shares and any of the Company’s non-United States subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the Company’s subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to Ordinary Shares, provided that the Ordinary Shares are regularly traded on the Nasdaq Capital Market.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to Ordinary Shares will generally continue to be subject to the general PFIC rules with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that the Company is a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that the Company is a PFIC any gain recognized upon the sale or other disposition of the Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the Ordinary Shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.

If a U.S. holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

The Company does not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. holder owns Ordinary Shares during any taxable year that the Company is a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if the Company is or become a PFIC, including the possibility of making a mark-to-market election.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 3. Key Information-Corporate History and Structure.”

J. Annual report to Security Holders

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Cash segregated for regulatory purpose is deposited in financial institutions as required by the Hong Kong Securities and Futures Ordinance. These financial institutions are of sound credit ratings and hence management believes that there is no significant credit risk related to cash held for regulatory purpose.

The Company’s securities trading activities are transacted on either a cash or margin basis. The Company’s credit risk is limited because substantially all of the contracts entered into are settled directly at securities clearing organizations. In margin transactions, the Company extends credit to customers subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers’ account. The Company monitors the customers’ collateral level and has the right to dispose of the newly allotted shares once the shares first start trading.

In connection with its clearing activities, the Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions by the settlement date, generally two business days after the trade date. If customers do not fulfil their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by generally requiring customers to deposit sufficient cash and/or securities into their account prior to placing an order.

Concentrations of credit risk

The Company’s exposure to credit risk associated with its brokerage and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes.

The following table sets forth a summary of single customer who represented 10% or more of the Company’s total revenue:

	For the years ended December 31,
	2022	2023	2024	2024
	HKD’000	HKD’000	HKD’000	US$’000
Customer A	3,120	*	1,771	229
Customer B	-	*	1,619	208
Customer C	-	7,316	-	-
Customer D	-	2,299	-	-
Customer E	2,391	-	-	-

*Less than 10%

The following table sets forth a summary of single customer who represented 10% or more of the Company’s loans to customers and receivables from customers:

	As of December 31,
	2022	2023	2024	2024
	HKD’000	HKD’000	HKD’000	US$’000
Customer F	8,652	7,066	5,939	765
Customer G	-	*	4,120	530
Customer H	-	*	2,966	382
Customer I	-	*	2,765	356
Customer J	-	7,457	-	-
Customer C	-	7,316	-	-

The following table sets forth a summary of single customer who represented 10% or more of the Company’s payables to customers:

	As of December 31,
	2022	2023	2024	2024
	HKD’000	HKD’000	HKD’000	US$’000
Customer K	20,038	11,921	5,289	681
Customer L	-	*	1,199	154
Customer B	-	10,121	*	*
Customer M	7,357	8,772	*	*
Customer N	3,612	-	-	-

*Less than 10%

The disclosure of customers represents separate and distinct customers and there are no customers listed that also comprise a significant percentage of either the Company’s revenues or receivables or payables for any year or period presented.

Currency Risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the financial instruments. The Company is not exposed to significant transactional foreign currency risk since almost all of its transactions, assets and liabilities are denominated in HKD.

Market and geographic risk

The Company’s operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Company’s business, financial condition, and results of operations

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of shareholders, which remains unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-276791), as amended, including the annual report contained therein, which registered 2,100,000 Ordinary Shares and was declared effective by the SEC on February 4, 2025, for our initial public offering, which closed on February 6, 2025, at an initial offering price of US$4.00 per Ordinary Share. R.F. Lafferty & Co., Inc. was the representative of the underwriters.

In connection with the issuance and distribution of the Ordinary Shares in our initial public offering, the Company sold a total of 2,100,000 Ordinary Shares at an offering price of $4.00 per share for gross proceeds of $8,400,000. By letter dated March 3, 2025, the Underwriters exercised their option to purchase 150,000 additional ordinary shares (the “Over-allotment Shares”). The purchase and sale of the Over-allotment Shares closed on March 4, 2025, resulting in $600,000 in additional gross proceeds.

As of the date of this annual report, we have utilized approximately US$1 million of the net proceeds from our initial public offering to cover listing-related expenses and for general corporate purposes. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

None of these net proceeds from our IPO and the optional offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were ineffective as our management has identified a material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP.

To remedy the identified material weaknesses, we have implemented and will continue to implement several measures to improve our internal control over financial reporting, including: (i) that we engaged experienced financial consultant who worked closely with our internal finance team to assist us in preparing our financial statements and related disclosures in accordance with U.S. GAAP; (ii) that our Chief Financial Officer received additional training in U.S. GAAP through self-study and webinar courses, and began to periodically review major accounting literature updates provided by a major accounting firm which provide an overview of recent U.S. accounting pronouncements. (iii) conducting regular and continuous U.S. GAAP training programs and webinars for our financial reporting and accounting personnel; (iv) improving financial oversight function for handling complex accounting issues under U.S. GAAP. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Our Business - If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.”

Pursuant to the JOBS Act, we qualify as an “emerging growth company as we recorded revenues less than US$1.235 billion in our most recent fiscal year, which allows us to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting, which, however, will be required once we become a public company and after we cease to be an “emerging growth company” as such term is defined in the JOBS Act. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

(b) Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2024 due to a material weakness identified in our internal control over financial reporting as described above.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

(c) Attestation report of the registered public accounting firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

(d) Changes in internal control over financial reporting

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. Audit Committee Financial Expert

Our audit committee consists of Wing Cheung Yan, Tin Shun Lui, and Wing Yan Lam, and is chaired by Wing Cheung Yan. Wing Cheung Yan, Tin Shun Lui, and Wing Yan Lam each satisfies the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Wing Cheung Yan qualifies as an “audit committee financial expert.”

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Business Conduct and Ethics is attached as an exhibit to this annual report. Copy of the Code of Business Conduct and Ethics is also available on our website at www.plutusfingroup.com.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by WWC, P.C., our independent registered public accounting firm for the periods indicated.

	For the Years Ended December 31,
	2024	2023	2022
Audit and review fees (1)	$150,000	$170,000	$390,000
Audit-Related fees	-	-	-
Tax fees	-	-	-
All other fees (2)	-	-	-
Total	$150,000	$170,000	$390,000

(1)	Audit and review fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for (i) the audit of our annual financial statements; or (ii) the audits of our financial statements and review of the interim financial statements in connection with our initial public offering.

(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

The audit committee of our board of directors has established its pre-approval policies and procedures, pursuant to which the audit committee approved the foregoing audit, tax, and non-audit services provided by WWC, P.C. in the fiscal years as described above. Consistent with our audit committee’s responsibility for engaging our independent auditors, all audit and permitted non-audit services require pre-approval by the audit committee. The full audit committee approves proposed services and fee estimates for these services. One or more independent directors serving on the audit committee may be delegated by the full audit committee to pre-approve any audit and non-audit services. Any such delegation shall be presented to the full audit committee at its next scheduled meeting. Pursuant to these procedures, the audit committee approved the foregoing audit services provided by WWC, P.C..

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Currently, we do not plan to rely on home country practice with respect to our corporate governance.  However, to the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information - 3.D. Risk Factors - Plutus Group is a foreign private issuer within the meaning of the rules under the Exchange Act, and as such it is exempt from certain provisions applicable to U.S. domestic public companies.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider trading policies

We have adopted insider trading policies governing  the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is attached as an exhibit to this annual report.

Item 16K. Cybersecurity

Cybersecurity Risk Management and Strategy

To maintain a consistently high level of service experience for our clients, preserve the confidentiality, integrity, and availability of our information systems, safeguard our assets, data, intellectual property, and network infrastructure, while meeting regulatory requirements, it is crucial to effectively manage cybersecurity risks. To achieve this, we have implemented a comprehensive cybersecurity risk management framework, which is integrated in our overall enterprise risk management system and processes and is internally managed.

Our dedicated cybersecurity staff is tasked with assessing, identifying and managing risks related to cybersecurity threats and, under the leadership of our head of cybersecurity, is responsible for

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;

●	development of risk-based action plans to manage identified vulnerabilities and implementation of new protocols and infrastructure improvements;

●	cybersecurity incident investigations;

●	monitoring threats to sensitive data and unauthorized access to our systems;

●	secure access control measures applied to critical IT systems, equipment and devices, designed to prevent unauthorized users, processes, and devices from assessing IT systems and data;

●	developing and executing protocols to ensure that information regarding cybersecurity incidents is promptly shared with the board of directors, as appropriate, to allow for risk and materiality assessments and to consider disclosure and notice requirements; and

●	developing and implementing training on cybersecurity, information security and threat awareness.

There were no cybersecurity incidents during the year ended December 31, 2023, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3. Key Information - D. Risk Factors” for more information on how material cybersecurity attacks may impact our business.

Governance

Our board of directors acknowledges the significance of robust cybersecurity management programs and actively participates in overseeing and reviewing our cybersecurity risk profile and exposures.

The board of directors receives reports on cybersecurity risks, including recent legislative developments and evolving standards on cybersecurity, key issues, priorities and challenges in our cybersecurity management, and relevant data or metrics. The board of directors also receives prompt and timely information regarding any significant cybersecurity incidents, as well as ongoing updates regarding any such incidents. Furthermore, in the event of any significant updates or adjustments to our cybersecurity related policies, the head of cybersecurity will present them to the board of directors for their review and approval.

Our head of cybersecurity leads the overall assessment, identification and management of risks related to cybersecurity threats. He works collaboratively within our Group and receives regular briefings on cybersecurity matters, such as report on cybersecurity incidents and responses and remedial measures.

Our head of cybersecurity and their dedicated staff are responsible for the daily management of our cybersecurity efforts. This includes updates and refinement of cybersecurity policies, execution and management of cybersecurity measures, and the preparation of regular reports on cybersecurity execution. Their primary focus is to consistently update our cybersecurity programs and mitigation strategies, ensuring they align with industry best practices and procedures.

Part III

Item 17. FINANCIAL STATEMENTS

Item 18. See “Item 18. Financial Statements.”

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Plutus Financial Group Limited, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1	emorandum and Articles of Association of Plutus Financial Group Limited, dated January 12, 2022 (incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-276791), as amended, filed with the SEC on January 31, 2024)

2.1*	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-1 (File No. 333-276791), as amended, filed with the SEC on November 12, 2024)

4.1	Agreement with Hee Solutions Limited (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-276791), as amended, initially filed with the SEC on January 31, 2024)

4.2	Independent Asset Manager Agreement with Bank of Singapore Limited, Hong Kong Branch (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-276791), as amended, filed with the SEC on January 31, 2024)

4.3	Collaboration Agreement with Bank J. Safra Sarasin Ltd., Hong Kong Branch (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-276791), as amended, filed with the SEC on January 31, 2024)

4.4	Collaboration Agreement with Bank J. Safra Sarasin Ltd., Singapore Branch (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-276791), as amended, filed with the SEC on January 31, 2024)

4.5	Tenancy Agreement with Sun Properties Company Limited (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-276791), as amended, filed with the SEC on January 31, 2024)

4.6	Employment Agreement with Ting Kin Cheung (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-276791), as amended, filed with the SEC on January 31, 2024)

4.7	Employment Agreement with Chun Lok Yeung (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-276791), as amended, filed with the SEC on January 31, 2024)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-276791), as amended, filed with the SEC on January 31, 2024)

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-276791), as amended, initially filed with the SEC on January 31, 2024)

11.2*	Insider Trading Policies

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

97.1*	Executive Compensation Recovery Policy

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Plutus Financial Group Limited

By:	/s/ Ting Kin Cheung
Name:	Ting Kin Cheung
Title:	Chief Executive Officer

Date: April 30, 2025

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

PLUTUS FINANCIAL GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Plutus Financial Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Plutus Financial Group Limited and its subsidiaries (collectively the “Company”) as of December 31, 2023 and 2024, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

WWC, P.C.

Certified Public Accountants

PCAOB ID No. 1171

We have served as the Company’s auditor since 2022.

San Mateo, California

April 30, 2025

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2023	2024	2024
	HKD’000	HKD’000	US$’000
Assets
Current assets:
Cash and cash equivalents	12,048	30,618	3,942
Cash segregated for regulatory purpose	38,485	9,969	1,283
Loans to customers, net of allowance of HKD10,944,000 and HKD9,517,000 as of December 31, 2023 and 2024, respectively	27,020	15,901	2,047
Loans to customers - related parties, net of allowance of nil as of December 31, 2023 and 2024	7,457	-	-
Receivables from:
Customers, net of allowance of nil and HKD5,000 as of December 31, 2023 and 2024, respectively	7,592	167	21
Customers - related parties, net of allowance of nil and HKD10,000 as of December 31, 2023 and 2024, respectively	1,125	343	44
Broker-dealers, net of allowance of nil and HKD9,000 as of December 31, 2023 and 2024, respectively	1,020	267	34
Clearing organization, net of allowance of nil as of December 31, 2023 and 2024	2,285	696	90
Prepaid expenses and other current assets	4,683	5,485	706
Amount due from related parties	902	408	52
Income tax recoverable	-	692	89
Total current assets	102,617	64,546	8,308

Non-current assets:
Property and equipment, net	16	966	124
Right-of-use assets	1,077	2,083	268
Intangible asset, net	600	600	77
Deferred tax assets	2,105	3,087	397
Refundable deposit	229	447	58
Total non-current assets	4,027	7,183	924
TOTAL ASSETS	106,644	71,729	9,232

Liabilities and shareholders’ equity
Current liabilities:
Payables to:
Customers	28,879	4,912	632
Customers - related parties	11,982	5,433	699
Clearing organizations	10	25	3
Accruals and other current liabilities	1,458	2,686	346
Accrued commission expense	1,285	1,327	170
Lease liabilities - current	1,123	1,133	146
Income taxes payable	1,165	-	-
Total current liabilities	45,902	15,516	1,996

Non-current liabilities:
Lease liabilities - non-current	-	994	128
Total non-current liabilities	-	994	128
TOTAL LIABILITIES	45,902	16,510	2,124

COMMITMENTS AND CONTINGENCIES (note 15)

Shareholders’ equity
Preferred shares US$0.0001 par value per share; 3,000,000 authorized; nil share issued and outstanding as of December 31, 2023 and 2024 Ordinary shares US$0.0001 par value per share; 300,000,000 authorized; 12,000,000 shares issued and outstanding as of December 31, 2023 and 2024	9	9	1
Additional paid-in capital	63,155	63,155	8,130
Accumulated deficit	(2,422)	(7,945)	(1,023)
Total shareholders’ equity	60,742	55,219	7,108

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	106,644	71,729	9,232

The accompanying notes are an integral part of these consolidated financial statements.

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Amount in thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2022	2023	2024	2024
	HKD’000	HKD’000	HKD’000	US$’000
Revenues:
Securities brokerage commission	1,750	3,047	1,635	210
Securities brokerage commission - related party	-	466	510	66
Securities brokerage handling fee	162	261	349	45
Placing services fee	3,776	8,237	-	-
Asset management fee	3,479	2,944	2,845	366
Asset management fee - related party	3,120	1,003	1,350	174
Interest income	6,425	5,565	2,607	336
Interest income - related party	565	416	452	58
Total revenues	19,277	21,939	9,748	1,255

Expenses:
Compensation and benefits	8,732	7,550	8,633	1,111
Commission expense	3,980	2,037	2,538	327
Advertising and marketing	-	2,254	608	78
Lease expense	1,398	1,261	1,250	161
Legal and professional fee	2,709	2,356	2,077	267
Provision for (reversal of) allowance for expected credit losses	-	10,944	(1,403)	(181)
Other general and administrative	3,495	2,816	3,277	422
Total expenses	20,314	29,218	16,980	2,185

Loss from operations	(1,037)	(7,279)	(7,232)	(930)

Other income:
Government subsidies	318	-	103	13
Others	107	207	493	63
Total other income	425	207	596	76

Loss before income taxes	(612)	(7,072)	(6,636)	(854)

Income tax expenses (benefits)	332	(1,058)	(1,113)	(144)

Net loss and total comprehensive loss	(944)	(6,014)	(5,523)	(710)

Net loss per share attributable to ordinary shareholders
Basic and diluted*	(0.08)	(0.50)	(0.46)	(0.06)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted*	12,000,000	12,000,000	12,000,000	12,000,000

*	Giving retroactive effect to the issuance of ordinary share on July 15, 2022 which are detailed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amount in thousands, except for share and per share data, or otherwise noted)

	Ordinary shares		Additional paid-in	Retained Earnings (accumulated	Total shareholders’
	No. of shares	Amount	capital	deficit)	equity
		HKD’000	HKD’000	HKD’000	HKD’000
Balance as of January 1, 2022	12,000,000	9	76,477	28,987	105,473
Dividends declared	-	-	-	(24,451)	(24,451)
Net loss	-	-	-	(944)	(944)

Balance as of December 31, 2022	12,000,000	9	76,477	3,592	80,078
Dividends made through reduction in amount due from the shareholder	-	-	(13,322)	-	(13,322)
Net loss	-	-	-	(6,014)	(6,014)

Balance as of December 31, 2023	12,000,000	9	63,155	(2,422)	60,742
Net loss	-	-	-	(5,523)	(5,523)

Balance as of December 31, 2024	12,000,000	9	63,155	(7,945)	55,219
Balance as of December 31, 2024 (US$’000)	12,000,000	1	8,130	(1,023)	7,108

* Giving retroactive effect to the issuance of ordinary share on July 15, 2022 which are detailed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amount in thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2022	2023	2024	2024
	HKD’000	HKD’000	HKD’000	US$’000
Cash flows from operating activities
Net loss	(944)	(6,014)	(5,523)	(710)
Adjustment:
Depreciation	33	8	350	45
Provision for (reversal of) allowance for expected credit losses	-	10,944	(1,403)	(181)
Changes in operating assets and liabilities:
Loans to customers	15,369	11,104	20,003	2,575
Receivables from customers and broker-dealers	(790)	(7,812)	10,525	1,355
Prepaid expenses and other current assets	43	(26)	248	32
Income taxes recoverable	-	-	(692)	(89)
Deferred tax assets	15	(1,791)	(982)	(126)
Refundable deposits	-	-	(218)	(28)
Payables to customers and clearing organizations	27,463	5,670	(30,501)	(3,927)
Repayment to related parties	(150)
Accruals and other current liabilities	(2,828)	(831)	1,228	158
Accrued commission expenses	2,999	(1,714)	42	5
Income taxes payable	(5,258)	664	(1,165)	(150)
Cash generated from (used in) operating activities	35,952	10,202	(8,088)	(1,041)

Cash flows from investing activities
Purchase of property and equipment	-	(19)	(1,300)	(167)
Cash flows used in investing activities	-	(19)	(1,300)	(167)

Cash flows from financing activities
Deferred IPO cost	(4,089)	(161)	(1,052)	(135)
(Advance to) repayment from a related party	(1,114)	(7,013)	494	64
Cash used in financing activities	(5,203)	(7,174)	(558)	(71)

Net change in cash, cash equivalents and cash segregated for regulatory purpose	30,749	3,009	(9,946)	(1,279)
Cash, cash equivalents and cash segregated for regulatory purpose at beginning of the year	16,775	47,524	50,533	6,504
Cash and cash equivalents and cash segregated for regulatory purpose at the end of the year	47,524	50,533	40,587	5,225

Supplementary cash flows information
Cash paid for income taxes	(5,553)	(69)	(1,727)	(222)
Supplemental schedule of non-cash investing and financing activities:
Dividends made through reduction in amount due from the shareholder	(24,451)	(13,322)	-	-
Initial recognition of lease obligations related to right-of-use assets	-	-	2,208	284

	For the years ended December 31,
	2022	2023	2024	2024
	HKD’000	HKD’000	HKD’000	US$’000
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	12,694	12,048	30,618	3,942
Cash segregated for regulatory purpose	34,830	38,485	9,969	1,283

Total cash, cash equivalents and cash segregated for regulatory purpose	47,524	50,533	40,587	5,225

The accompanying notes are an integral part of these consolidated financial statements.

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Plutus Financial Group Limited (collectively the “Company”) was incorporated in the Cayman Islands on January 12, 2022 as an investment holding company. The Company conducts its primary operations through its indirectly wholly-owned subsidiaries that are incorporated and domiciled in Hong Kong, namely: 1.) Plutus Securities Limited (“Plutus Securities”) which is licensed with the Securities and Futures Commission of Hong Kong (the “SFC”) to carry out Type 1 (dealing in Securities) regulated activities and mainly offers securities dealings and brokerage services, underwriting and placing services and other financing services; and 2.) Plutus Asset Management Limited (“Plutus AM”) which is licensed with the SFC to carry out Type 4 (advising on securities) and Type 9 (asset management) regulated activities in Hong Kong and mainly offer (i) asset management services and (ii) investment advisory services to customers. The Company holds Plutus Securities and Plutus AM via two wholly-owned subsidiaries, namely Plutus Investment Holdings Group Limited (“Plutus IH Group”) and Plutus Investment Holdings International Limited (“Plutus IH Int’l”), respectively, both of which were incorporated and are domiciled in the British Virgin Islands.

The Company generates brokerage commission income by enabling its customers to trade on multiple exchanges around the world; commission income by underwriting and placing securities for its customers; and asset management fee by providing investment advisory services to its customers.

Details of the Company and its subsidiaries are set out in the table as follows:

	Date of	Percentage of effective ownership December 31,		Place of
Name	incorporation	2023	2024	incorporation	Principal activities
Plutus Financial Group Limited	January 12, 2022	N/A	N/A	Cayman Islands	Investment holding
Plutus Investment Holdings Group Limited	February 8, 2022	100%	100%	The British Virgin Islands	Investment holding
Plutus Investment Holdings International Limited	February 8, 2022	100%	100%	The British Virgin Islands	Investment holding
Plutus Securities Limited	April 20, 2018	100%	100%	Hong Kong	Securities dealings and brokerage, underwriting and placing services
Plutus Asset Management Limited	April 20, 2018	100%	100%	Hong Kong	Asset management
Plutus Asset Management Cayman Limited	August 30, 2018	100%	100%	Cayman Islands	Investment holding
One Promise Investment Immigration Consulting Limited	March 19, 2019	100%	100%	Hong Kong	Investment holding
Plutus Financial Holdings Limited	February 11, 2019	100%	100%	The British Virgin Islands	Investment holding
Plutus Financial Investment Limited	May 29, 2023	100%	100%	Hong Kong	Investment holding

Reorganization

Pursuant to a group reorganization (“Group Reorganization”) that took place on July 15, 2022 (“Closing Date”), the former sole shareholder of Plutus Securities and Plutus AM, namely Mr. Zhisheng Zhao (“Mr. Zhao”) transferred all the issued shares of Plutus Securities and Plutus AM to Plutus IH Group and Plutus IH Int’l, respectively, which are both wholly-owned by the Company, in consideration of the Company allotting and issuing 12,000,000 ordinary shares to two private companies wholly-owned by Mr. Zhao, credited as fully paid. Following such share exchanges, Plutus Securities and Plutus AM became the Company’s indirectly wholly-owned subsidiaries, whereas Mr. Zhao became the ultimate controlling shareholder of the Company holding the entire issued share capital of the Company.

The Group Reorganization has been accounted for as a reverse acquisition whereby Plutus Securities and Plutus AM are deemed to be the accounting acquirers (legal acquirees) and the Company to be the accounting acquiree (legal acquirer). The financial statements before the Group Reorganization are those of Plutus Securities and Plutus AM on a combined basis with the results of the Company being consolidated from the Closing Date. The equity section and earnings per share of the Company have been retroactively restated to reflect the reverse acquisition and no goodwill has been recorded.

The accompanying consolidated financial statements are presented assuming that the existing group structure was an existence at the beginning of the first period presented.

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the regulations of the Securities and Exchange Commission.

Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions, if any, and balances due to, due from, long-term investment subsidiary, and registered paid in capital have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to allowance for expected credit losses, useful lives and impairment for property and equipment, fair value of financial instruments and contingencies. Actual results could vary from the estimates and assumptions that were used.

Foreign currency translation and transaction and convenience translation

The accompanying consolidated financial statements are presented in the Hong Kong dollar (“HKD”), which is the reporting currency of the Company. HKD is also the functional currency of the Company’s operating subsidiaries.

Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Translation gains and losses are recognized in the consolidated statements of loss and comprehensive loss as other comprehensive income (loss). Transactions in currencies other than the reporting currency are measured and recorded in the reporting currency at the exchange rate prevailing on the transaction date. The cumulative gain or loss from foreign currency transactions is reflected in the consolidated statements of loss and comprehensive loss as other income (expense).

Translations of the consolidated balance sheets, consolidated statements of loss and comprehensive loss and consolidated statements of cash flows from HKD into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the reader and were calculated at the rate of US$1 = HKD7.7677, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024.

Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’ financial instruments, including cash and cash equivalents, cash segregated for regulatory purpose, loans to customers and related parties, receivables from customers, related parties, broker-dealers and clearing organizations, amount due from related parties, prepaid expenses and other current assets, payables to customers, related parties and clearing organizations, accruals and other current liabilities and accrued commission expense has determined that the carrying value approximates their fair values due to short maturities. The carrying amount of operating lease liabilities approximate their fair values since they bear an interest rate which approximates market interest rates.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and deposit placed with banks, which are unrestricted as to withdrawal and use. The Company does not have any cash equivalents as of December 31, 2023 and 2024. The Company’s cash is held at well capitalized financial institutions, but they are not Federal Deposit Insurance Corporation (“FDIC”) insured. The Company maintains its cash in bank deposit accounts which at times may exceed insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash and cash equivalents.

Cash segregated for regulatory purpose

Pursuant to the Securities and Futures (Client Money) Rule under the Hong Kong Securities and Futures Ordinance, the Company maintains cash in segregated bank accounts with banks for the exclusive benefit of customers. The Company has classified such cash in segregated bank accounts as cash segregated for regulatory purpose under the assets section in the consolidated balance sheets and recognized the corresponding accounts payable to the respective customers under the liabilities section.

Loans to customers

Loans primarily include margin loans and Initial Public Offering (“IPO”) loans extended to customers, collateralized by customers’ securities and are carried at the amount receivable net of an allowance for expected credit losses. Collateral is required to be maintained at specified minimum levels at all times. The Company monitors margin levels and requires customers to provide additional collateral, or reduce margin positions, to meet minimum collateral requirements if the fair value of the collateral changes. The Company applies the practical expedient based on collateral maintenance provisions under Accounting Standards Codification (ASC) 326, Financial Instruments – Credit Losses, in estimating an allowance for credit losses for loans. In accordance with the practical expedient, when the Company reasonably expects that borrowers (or counterparties, as applicable) will replenish the collateral as required, there is no expectation of credit losses when the collateral’s fair value is greater than the amortized cost of the financial asset. If the amortized cost exceeds the fair value of collateral, then credit losses are estimated only on the unsecured portion.

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

An allowance for credit losses on unsecured or partially secured receivables from customers is estimated based on the aging of those receivables. Unsecured balances due to confirmed fraud are reserved immediately. Margin loans with collateral deficiency would be considered delinquent if the unsecured loans are past due 90 days, taking into account the repayment history and trading frequency of the customers. Provision for expected credit losses on the delinquent margin loans and the accrued interest receivables are recorded in the consolidated statements of loss and other comprehensive loss at the end of each periodic review period. When the value of the collateral drops below a certain threshold, the Company requires the borrower to deposit additional funds or securities to maintain the required equity ratio within a time range determined by the Company case by case. The Company might agree with customers not to liquidate their collateral and not to call for their personal guarantees immediately upon negotiation of repayment plans on the outstanding margin loans. If the discussion fails or the customers fail to comply with the repayment plan, the collateral security will be liquidated to restore compliance with the collateral requirement, and the Company will receive the proceeds immediately. In the event that there are margin loans outstanding after the liquidation of all collateral securities, the Company pursues legal action to recover outstanding margin loans, followed by bankruptcy petitions for the customers by calling on letters of personal guarantee. Generally, guarantee by account executives as primary obligors of the payment of all amounts due to the Company by the investors is procured. Should any responsible account executives provide personal guarantees on the margin loan of the customer, the Company would proceed to take legal action against them. Collection efforts are considered to be ceased when the court announces the bankruptcy of customers and their account executives, if any. Then, the Company will charge off margin loan receivables upon the bankruptcy announcement of the customers or the responsible account executives, if any. The Company charges off receivables from allowance for credit losses after all collection efforts have ceased. If the receivables charged off exceed the provision for credit losses, the excess amounts are directly charged off in the consolidated statements of loss and other comprehensive loss. There are no receivables directly charged off in the consolidated statements of loss and other comprehensive loss in excess of the provision for credit losses during the years ended December 31, 2022, 2023 and 2024. Customers with margin loans have agreed to allow the Company to pledge collateralized securities in accordance with applicable regulations. The collateral is not reflected in the consolidated financial statements. As of December 31, 2023 and 2024, allowance for credit losses of approximately HKD10,944,000 and HKD9,517,000 was arisen from the assessment of credit losses for loans, respectively.

Receivables

Receivables from and payables to customers mainly include (i) amounts due on brokerage transactions on a trade-date basis and (ii) asset management and advisory fee receivables from customers.

Receivables from broker-dealers represent the receivable on trades that are not withdrawn by the Company.

The receivables from customers and broker-dealers are viewed as past due or delinquent based on how recently payments have been received. The Company has contractual rights to receive cash on demand from customers and broker-dealers. The allowance for expected credit losses is estimated based upon the assessment of various factors including historical experience, delinquency of the receivable balances, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect our customers’ ability to pay. An allowance is also made when there is objective evidence to reasonably estimate the amount of probable loss. The Company regularly reviews the adequacy and appropriateness of the allowance for expected credit loss. As of December 31, 2023 and 2024, no receivables from customers and broker-dealers are past due or delinquent based on the repayment history of customers and broker-dealers. As of December 31, 2023 and 2024, allowance for credit losses of nil and HKD24,000 was arisen from the assessment of credit losses for receivables from customers and broker-dealers, respectively.

Receivables from the clearing organization, Hong Kong Exchanges and Clearing Limited (“HKEx”) include those arising from unsettled trades on a trade-date basis. The proceeds receivable on trades that have yet to settle are usually settled within two days. The Company’s policy is to net the receivables from and payables to clearing organizations that meet the offsetting requirements prescribed in ASC Topic 210-20. As of December 31, 2023 and 2024, no receivables from clearing organizations are past due or delinquent as the receivables are normally being settled within two days after the trade execution. As of December 31, 2023 and 2024, allowance for credit losses of nil was arisen from the assessment of credit losses for receivables from clearing organization.

Deferred IPO costs

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation and SEC filing costs. As of December 31, 2023 and 2024, the accumulated deferred IPO costs were HKD4,250,000 and HKD5,302,000, respectively.

Refundable deposit

Refundable deposits mainly represented the rental deposits for the corporate office and deposits to clearing organizations. Deposits are classified as non-current as they are not expected to be refunded within 12 months after the reporting period. As a clearing member firm of HKEx, the Company is exposed to clearing member credit risk.

HKEx requires member firms to deposit cash to a clearing fund. If a clearing member defaults in its obligations to clearing organizations in an amount larger than its own margin and clearing fund deposits, the shortfall is absorbed pro rata from the deposits of the other clearing members. HKEx has the authority to assess their members for additional funds if the clearing fund is depleted. A large clearing member default could result in a substantial cost if the Company is required to pay such additional funds. The balances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2023 and 2024, management believes that the Company’s refundable deposits are not impaired.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives
Leasehold improvements	Shorter of the lease terms or the estimated useful lives of the assets
Furniture and fixtures	3 years
Office equipment	3 years
Motor vehicles	3 years

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Expenditure for repair and maintenance costs, which do not materially extend the useful lives of the assets, are charged to expenses as incurred, whereas the expenditure for major renewals and betterment that substantially extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of loss and other comprehensive loss.

Intangible assets, net

Intangible assets are originally recognized at cost. The useful lives of intangible assets are assessed to be either finite or indefinite. The Company’s intangible assets consist of eligibility rights to trade on or through The Stock Exchange of Hong Kong Limited (the “SEHK”). Management has determined that such assets have indefinite useful lives. These intangible assets are not amortized and tested for impairment annually either individually or at the cash-generating unit level. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairment of long-lived assets was recognized as of December 31, 2023 and 2024.

Payables to customers

Payables to customers arise from the business of dealing with investment securities. Payables to customers represent payables to the Company’s customer in relation to the securities trading activities, which include the cash deposits received by the Company as requested by third party broker-dealers to place with them in order to proceed the trading orders requested by its customers due on pending trades and payable on demand, as well as the bank balances held on behalf of customers for any forthcoming trades to be requested by customers.

Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter. There were no material commitments or contingencies as of December 31, 2023 and 2024.

Revenue recognition

In May 2014, the FASB issued Topic 606, “Revenue from Contracts with Customers”. This topic clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP. Simultaneously, this topic supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The core principle of the guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company currently generates its revenue from the following main sources:

Securities brokerage commissions

The Company provides securities brokerage services, which include provision of trade execution and clearing services (collectively the “trade execution”), and custody services to individual customers or corporate customers (i.e., brokers). When a customer initiates a trade order through the Company, trade execution fees are recognized and accrued in individual equities on a trade-date basis, and are recognized at a point in time (trade date) when the performance obligation has been satisfied by the completion of executing of transaction services. Trade execution and clearing services are bundled into a single performance obligation as they are not separately identifiable. Trade execution and clearing services are both inputs to the combined output of security trading and the Company does not provide the two services separately. The Company acts as an agent as the Company merely arranges trading of securities between other investors in the market and the Company’s customers. The Company negotiates trade execution fee rates with customers on an individual basis and charges trade execution fees at a fixed percentage of trading amount. As a result, there is variable consideration in the transaction price as transaction fee rates generally vary among customers and transactions. The fee is directly charged from the customer’s account when the transactions are executed. The Company provides custody services but it does not charge separate fees for custody services for securities and funds. Custody services are a necessary function in order to facilitate trade for customers. Trade execution services are priced at their standalone selling prices, it would be accounted for as a separate contract and none of the trade execution fees would be allocated to the custody services.

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Securities brokerage handling fee

Handling fee income earned from providing services including IPO subscription and dividend handling services to individual customers or corporate customers (i.e., brokers). IPO subscription fee is recognized at the time when the performance obligation has been satisfied by successfully submitting IPO subscription on behalf of customers. IPO subscription handling fee is fixed per order, regardless of successful allotment, and no variable consideration in the transaction price. No handling fee is charged by the Company to customers if there is no successful execution of the related IPO subscription transaction. Dividend handling fee income is recognized at the time when the performance obligation has been satisfied by receiving dividends on behalf of customers. The transaction price includes variable consideration and is charged at a fixed percentage of dividend collected. The dividend collected is credited to the customer’s account. The Company acts as an agent as the Company merely arranges trading of securities between other investors or securities issuers in the market and the Company’s customers. Handling fee income is directly charged from the customer’s account when the transactions are executed. The Company receives no fees from other investors in the market or securities issuers in the handling fee types of transactions.

Placing services

The placing service is distinct and is identified as one performance obligation. Placing commission income is recognized at a point in time when the performance obligation has been satisfied by the completion of provision of placing services under the respective engagement terms, which is typically at the closing of the transaction. The customer of the Company is the securities issuers. The placing commitment, as stated in the placing agreement with securities issuers, is that the Company is an agent to provide placing services by using its reasonable best efforts to procure potential subscribers to subscribe the funds raised by securities issuers. The Company is under no obligation to purchase the securities if the subscribers do not subscribe to any or all the securities. The Company is not primarily responsible for fulfilling the promise to provide the specified good or service to customers. The Company has no inventory risk before or after the specified good or service has been transferred to a customer. The Company has no discretion in setting prices to customers. The contractual payment terms are typically due no more than 30 days from invoicing.

Placing commission income is generally charged at fixed rate with reference to size of funds raised in the transaction, subject to determination of securities issuers and the transaction price includes variable consideration. The contractual payment terms are typically due no more than 30 days from invoicing. The Company does not receive or is not entitled to any compensation if the related placing transaction is not completed.

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Asset management and advisory fee

Revenue from asset management and advisory services is primarily in connection with (i) services as an investment manager or an advisor from funds or investments; and (ii) fund subscription services to customers. The Company rendered management and advisory services to individual customers as a principal which are recorded over the period of service provided. Asset management and advisory service fee is charged by the Company to funds monthly and collected directly out of custodial accounts. The Company acts as a principal to provide investment and advisory services to individual customers and charges customers asset management and advisory fee at fixed amount or fixed percentage of asset value under management in accordance with the agreement. There is variable consideration in the transaction price if the fee is charged at a fixed percentage of asset values. The fee is due and paid within the specified terms of payment.

Fund subscription fee charged to fund subscribers for subscription of funds is recognized at a point in time when participating share is successfully subscribed. The Company acts as an agent between funds and fund subscribers to provide fund subscription services and charges fund subscription fee at fixed rate with reference to size of subscription amount to fund subscriber through funds when the subscription of funds is completed, and typically due in no more than 30 days from invoicing. There is variable consideration in the transaction price if the fee is charged at fixed percentage of subscription amount.

Interest income

The Company earns interest income primarily from its margin and IPO financing offered by the Company to customers. Revenue is recognized over the period that the margin loans and IPO financing are outstanding and the recoverability of the interest receivables is considered probable and reasonably assured. The Company offers margin loans to individual customers as a principal with its own funding. There is variable consideration in the transaction price as interest income is directly charged at a fixed percentage over the financing amount from the customer’s account monthly or when customers repay the principal amount of margin. The accrued margin loan interest has no definite repayment term provided that the customers satisfy the requirement on collateral securities. As soon as the collectability of the interest income becomes uncertain, the Company will cease to recognize any additional interest income.

There were no contract assets or contract liabilities balances as of December 31, 2023 and 2024.

Other income

Interest income is mainly generated from savings and time deposits and is recognized on an accrual basis using the effective interest method.

Government grants

Government grants are not recognized until there is a reasonable assurance that the Company will comply with the conditions attached to them and the grants will be received.

Government grants are recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs for which the grants are intended to compensate.

Government grants related to income that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related costs are recognized in profit or loss in the period in which they become receivable. Such grants are presented under other income.

As of December 31, 2023 and 2024, there is nil and HKD677,000 deferred government subsidies recorded in other current liabilities as amount received in advance with conditions to be fulfilled. During the years ended December 31, 2022, 2023 and 2024, the Company recognized government grants of approximately HKD318,000, nil and HKD103,000, respectively, in other income as no conditions unfulfilled.

Advertising and marketing expenses

Advertising and marketing expenses mainly consist of advertising, promotion and marketing expenses. For the years ended December 31, 2022, 2023 and 2024, the Company recognized advertising and marketing expenses of approximately nil, HKD2,254,000 and HKD608,000, respectively.

Commission expenses

Commission expenses represent the expense accrued for the performance-based incentive and successful introduction of investors to investment funds by external agents and internal staff.

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

General and administrative expenses

General and administrative expenses mainly consist of staff cost, lease expense, office supplies and upkeep expenses, legal and professional fees, and other miscellaneous administrative expenses.

Operating leases

The Company is a lessee of non-cancellable operating leases for office. The Company determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the lease’s commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate based on the information available at the lease commencement date. The Company generally uses the base, non-cancellable lease term in calculating the right-of-use (“ROU”) assets and liabilities.

The Company may recognize the lease payments in the consolidated statements of loss and other comprehensive loss on a straight-line basis over the lease terms and variable lease payments in the periods in which the obligations for those payments are incurred, if any. The lease payments under the lease arrangements are fixed.

The Company did not adopt the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended December 31, 2022, 2023 and 2024, the Company did not have any impairment loss against its operating lease right-of-use assets.

Employee benefits

All salaried employees of the Company in Hong Kong are enrolled in a Mandatory Provident Fund Scheme (“MPF scheme”) scheme under the Hong Kong Mandatory Provident Fund Schemes Ordinance, within two months of employment. The MPF scheme is a defined contribution retirement plan administered by an independent trustee. The Company makes regular contributions of 5% of the employee’s relevant income to the MPF scheme, subject to a maximum of HKD1,500 per month. Contributions to the plan vest immediately. The Company recorded MPF expenses of HKD202,000, HKD180,000 and HKD169,000 for the years ended December 31, 2022, 2023 and 2024, respectively.

Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes”, prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of loss and other comprehensive loss for the years ended December 31, 2022, 2023 and 2024, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2023 and 2024, there were no dilutive shares.

Recently issued accounting pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

Recently adopted accounting standards

In November 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The purpose of the update was to improve financial reporting by requiring disclosures of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and requires retrospective application to all periods presented in the consolidated financial statements. The Company adopted ASU 2023-07 on January 1, 2024. The adoption of the ASU 2023-07 did not have a material impact on financial disclosures.

New accounting standards not yet adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its consolidated financial statements and disclosures.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements — Amendments to Remove References to the Concepts Statements”. This update contains amendments to the Codification that remove references to various FASB Concepts Statements. These changes remove references to various Concepts Statements and the amendments apply to all reporting entities within the scope of the affected accounting guidance. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2024. Early application of the amendments in this Update is permitted for any fiscal year or interim period for which financial statements have not yet been issued (or made available for issuance). The Company believes the future adoption of this ASU is not expected to have a material impact on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires incremental disclosures about specific expense categories, including but not limited to, purchases of inventory, employee compensation, depreciation, amortization and selling expenses. The amendments are effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted and the amendments may be applied either prospectively or retrospectively. Management is currently evaluating this ASU to determine its impact on the Company’s disclosures.

In January 2025, the FASB issued ASU 2025-01 Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40). The FASB issued ASU 2024-03 on November 4, 2024. ASU 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of ASU 2024-03, the FASB was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in ASU 2024-03 in an interim reporting period, rather than in an annual reporting period. The FASB’s intent in the basis for conclusions of ASU 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Management is currently evaluating this ASU to determine its impact on the Company’s disclosures.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated balance sheets, statements of loss and comprehensive loss and cash flows.

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SEGMENT INFORMATION

The Company has two reportable segments: securities related services and asset management services. Segments were identified based on the Company’s internal reporting and how the chief operating decision maker (“CODM”) assesses the performance of the business. The CODM of the Company is the Chief Executive Officer. The securities related services segment generated commission by offering securities dealing and brokerage services, securities underwriting and placing services and other financing services. The asset management services segment generated asset management fee by providing asset management services and investment advisory services. All assets of the Company are located in Hong Kong and all revenues are generated in Hong Kong.

Key financial performance measures of the segments are as follows:

Year ended December 31, 2022

	Securities related services segment	Asset management services segment	Corporate	Total
	HKD’000	HKD’000	HKD’000	HKD’000
Revenues:
Revenues – excluding interest income	5,688	6,599	-	12,287
Revenues – interest income	6,990	-	-	6,990
Total revenues	12,678	6,599	-	19,277

Expenses:
Compensation and benefits	-	-	(8,732)	(8,732)
Commission expense	(458)	(3,522)	-	(3,980)
Lease expense	-	-	(1,398)	(1,398)
Legal and professional fee	(1,045)	(27)	(1,637)	(2,709)
Other general and administrative	(3,016)	(418)	(61)	(3,495)
Total expenses	(4,519)	(3,967)	(11,828)	(20,314)

Other income – interest income	17	-	-	17
Other income	364	44	-	408
Total other income	381	44	-	425

Income (loss) before income taxes	8,540	2,676	(11,828)	(612)

Total assets	107,613	9,464	6,337	123,414
Total liabilities	(37,634)	(3,356)	(2,346)	(43,336)

Net assets	69,979	6,108	3,991	80,078

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2023

	Securities related services segment	Asset management services segment	Corporate	Total
	HKD’000	HKD’000	HKD’000	HKD’000

Revenues:
Revenues – excluding interest income	12,011	3,947	-	15,958
Revenues – interest income	5,981	-	-	5,981
Total revenues	17,992	3,947	-	21,939

Expenses:
Compensation and benefits	-	-	(7,550)	(7,550)
Commission expense	(42)	(1,995)		(2,037)
Advertising and marketing	-	-	(2,254)	(2,254)
Lease expense	-	-	(1,261)	(1,261)
Legal and professional fee	(1,703)	(413)	(240)	(2,356)
Provision for allowance of expected credit losses on loans to customers	(10,944)	-	-	(10,944)
Other general and administrative	(2,439)	(291)	(86)	(2,816)
Total expenses	(15,128)	(2,699)	(11,391)	(29,218)

Other income – interest income	164	4	-	168
Other income	39	-	-	39
Total other income	203	4	-	207

Income (loss) before income taxes	3,067	1,252	(11,391)	(7,072)

Total assets	92,313	8,604	5,727	106,644
Total liabilities	(41,654)	(1,993)	(2,255)	(45,902)

Net assets	50,659	6,611	3,472	60,742

Year ended December 31, 2024

	Securities related services segment	Asset management services segment	Corporate	Total	Total
	HKD’000	HKD’000	HKD’000	HKD’000	US$’000
Revenues:
Revenues – excluding interest income	2,494	4,195	-	6,689	861
Revenues – interest income	3,059	-	-	3,059	394
Total revenues	5,553	4,195	-	9,748	1,255

Expenses:
Compensation and benefits	-	-	(8,633)	(8,633)	(1,111)
Commission expense	(36)	(2,502)	-	(2,538)	(327)
Advertising and marketing	-	-	(608)	(608)	(78)
Lease expense	-	-	(1,250)	(1,250)	(161)
Legal and professional fee	(1,610)	(152)	(315)	(2,077)	(267)
Reversal of (provision for) allowance of expected credit losses on loans to customers	1,427	(24)	-	1,403	181
Other general and administrative	(2,938)	(282)	(57)	(3,277)	(422)
Total expenses	(3,157)	(2,960)	(10,863)	(16,980)	(2,185)

Other income – interest income	475	18	-	493	63
Other income	103	-	-	103	13
Total other income	578	18	-	596	76

Income (loss) before income taxes	2,974	1,253	(10,863)	(6,636)	(854)

Total assets	54,106	8,308	9,315	71,729	9,232
Total liabilities	(12,259)	(2,125)	(2,126)	(16,510)	(2,124)

Net assets	41,847	6,183	7,189	55,219	7,108

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	As of December 31,
	2023	2024	2024
	HKD’000	HKD’000	US$’000

Leasehold improvements	2,260	2,260	291
Office equipment	550	550	71
Motor vehicle	-	1,300	167
Sub-total	2,810	4,110	529
Less: accumulated depreciation	(2,794)	(3,144)	(405)
Property and equipment, net	16	966	124

Depreciation expenses were approximately HKD33,000, HKD8,000 and HKD350,000 and for the years ended December 31, 2022, 2023 and 2024, respectively.

5.	RIGHT OF USE ASSETS AND LEASE LIABILITIES

The Company is a lessee of non-cancellable operating leases for the corporate office in Hong Kong. The Company’s ROU assets and operating lease liabilities recognized in the consolidated balances sheets consist of the following:

	As of December 31,
	2023	2024	2024
	HKD’000	HKD’000	US$’000

Operating lease:
Right-of-use assets	2,380	2,208	284
Less: accumulated depreciation	(1,303)	(125)	(16)
Right-of-use assets, net	1,077	2,083	268

	As of December 31,
	2023	2024	2024
	HKD’000	HKD’000	US$’000
Operating lease liabilities
Current portion	1,123	1,133	146
Non-current portion	-	994	128
Total	1,123	2,127	274

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of December 31,
	2023	2024
Operating leases:
Weighted average remaining lease term (years)	1	2
Weighted average discount rate	5.25%	5.63%

During the years ended December 31, 2022, 2023 and 2024, the Company incurred lease expenses of approximately HKD1,398,000, HKD1,261,000 and HKD1,192,000, respectively.

The maturity analysis of the Company’s non-cancelable operating lease obligations as of December 31, 2024 is as follows:

	Operating leases
	HKD’000	US$’000

Year ending December 31, 2025	1,218	157
Year ending December 31, 2026	1,015	131
Total undiscounted lease obligations	2,233	288
Less: imputed interest	(106)	(14)
Lease liabilities recognized in the consolidated balance sheet	2,127	274

6.	LOANS TO CUSTOMERS, NET

	As of December 31,
	2023	2024	2024
	HKD’000	HKD’000	US$’000

Margin loans	45,421	25,418	3,272
Less: allowance for expected credit losses	(10,944)	(9,517)	(1,225)
Total	34,477	15,901	2,047

The movement of the allowance for expected credit losses was as follows:

	As of December 31,
	2023	2024	2024
	HKD’000	HKD’000	US$’000

Balance at the beginning of year	-	10,944	1,409
Charged (credited) to consolidated statements of loss and comprehensive loss	10,944	(1,427)	(184)
Balance at the end of the year	10,944	9,517	1,225

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	RECEIVABLES FROM CUSTOMERS, BROKER-DEALERS AND CLEARING ORGANIZATION

	As of December 31,
	2023	2024	2024
	HKD’000	HKD’000	US$’000

Amounts due on brokerage transaction	7,317	-	-
Asset management and advisory fee receivables	1,400	525	67
Receivables from broker-dealers	1,020	276	35
Receivables from clearing organization	2,285	696	90
	12,022	1,497	192
Less: allowance for expected credit losses	-	(24)	(3)
Total	12,022	1,473	189

The movement of the allowance for expected credit losses was as follows:

	As of December 31,
	2023	2024	2024
	HKD’000	HKD’000	US$’000

Balance at the beginning of year	-	-	-
Charged to consolidated statements of loss and comprehensive loss	-	24	3
Balance at the end of the year	-	24	3

8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,
	2023	2024	2024
	HKD’000	HKD’000	US$’000

Prepaid expenses	87	121	16
Deferred IPO costs	4,250	5,302	682
Others	346	62	8
Total	4,683	5,485	706

9.	ACCRUALS AND OTHER CURRENT LIABILITIES

	As of December 31,
	2023	2024	2024
	HKD’000	HKD’000	US$’000

Accrued payroll and welfare expenses	130	194	25
Withholding tax payable (note)	-	746	96
Accrued audit fee	1,226	876	113
Deferred government subsidies	-	677	87
Other accruals and payables	102	193	25
Total	1,458	2,686	346

Note: The Company’s operating subsidiary, acting as fund manager, withheld income tax on behalf of a fund that was closed during the year. These funds are held for potential future tax obligations related to investor distributions and will be remitted to tax authorities if required upon final determination of the fund’s tax position.

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	DISAGGREGATED REVENUE

The following is the Company’s revenue from contracts with customers that are recognized at a point in time, in accordance with ASC Topic 606, by major transactional based services:

	For the years ended December 31,
	2022	2023	2024	2024
	HKD’000	HKD’000	HKD’000	US$’000

Securities brokerage services
Securities brokerage commission income	1,750	3,513	2,145	276
Securities brokerage handling fee	162	261	349	45
	1,912	3,774	2,494	321

Placing services
Placing commission income	3,776	8,237	-	-

Asset management services
Fund setup fee	-	308	-	-
Fund subscription fee	756	81	247	32
	756	389	247	32

Total revenues recognized at a point in time	6,444	12,400	2,741	353

The following is the Company’s revenue from contracts with customers for services recognized over a period of time in accordance with ASC Topic 606, by major service type:

	For the years ended December 31,
	2022	2023	2024	2024
	HKD’000	HKD’000	HKD’000	US$’000
Interest income
Margin financing	6,990	5,981	3,059	394

Asset management services
Management fee income	5,843	3,558	3,948	508

Total revenues recognized over a period of time	12,833	9,539	7,007	902

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	INCOME TAX EXPENSE

Cayman Islands and British Virgin Islands

The Company and its subsidiaries, Plutus IH Group and Plutus IH Int’l are domiciled in the Cayman Islands and the British Virgin Islands, respectively. Both localities currently enjoy permanent income tax holidays; accordingly, the Company, Plutus IH Group and Plutus IH Int’l do not accrue income taxes.

Hong Kong

Under the Inland Revenue Ordinance of Hong Kong, only profits arising in or derived from Hong Kong are chargeable to Hong Kong profits tax, whereas the residence of a taxpayer is not relevant. Therefore, the Company’s operating subsidiaries, namely Plutus Securities and Plutus AM, are generally subject to Hong Kong income tax on its taxable income derived from the trade or businesses carried out by them at the income tax rates ranging from 8.25% to 16.5% on the assessable income arising in Hong Kong during its tax year.

For the years ended December 31, 2023 and 2024, Hong Kong profits tax is calculated in accordance with the two-tiered profits tax rates regime. The applicable tax rate for the first HKD2 million of assessable profits is 8.25% and assessable profits above HKD2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Since the application of the two-tiered rates is restricted to only one enterprise nominated among connected entities, only one subsidiary is subject to the concessionary tax rate.

The income tax expenses (benefits) consist of the following components:

	For the years ended December 31,
	2022	2023	2024	2024
	HKD’000	HKD’000	HKD’000	US$’000
Current tax	317	733	18	2
Overprovision in prior years	-	-	(149)	(20)
Deferred tax	15	(1,791)	(982)	(126)
Total	332	(1,058)	(1,113)	(144)

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the provision for income taxes determined at the Hong Kong statutory income tax rate to the Company’s effective income tax rate is as follows:

	For the years ended December 31,
	2022	2023	2024	2024
	HKD’000	HKD’000	HKD’000	US$’000
Loss before income taxes	(612)	(7,072)	(6,636)	(854)
Tax at Hong Kong statutory tax rate of 16.5%	(101)	(1,167)	(1,095)	(141)
Reconciling items:
Effect of tax-exempt for the Company and its subsidiaries incorporated in Cayman Islands and British Virgin Islands	-	33	35	5
Adjustments in respect of current tax of previous years			(149)	(20)
Tax effect of Hong Kong concessionary tax rate	-	(165)	(12)	(2)
Tax effect of temporary difference	99	(13)	-	-
Tax effect of non-taxable income	(55)	(39)	(98)	(13)
Tax effect of non-deductible expense	389	293	206	27
Income tax expense	332	(1,058)	(1,113)	(144)

Deferred tax

Significant components of deferred tax were as follows:

	Property and equipment	Allowance for expected credit losses	Net operating loss	Total	Total
	HKD’000	HKD’000	HKD’000	HKD’000	US$’000

As of January 1, 2022	329	-	-	329	42
Recognized in statements of loss	(15)	-	-	(15)	(2)

As of December 31, 2022	314	-	-	314	40
Recognized in statements of loss	(15)	1,806	-	1,791	231

As of December 31, 2023	299	1,806	-	2,105	271
Recognized in statements of loss	(112)	(236)	1,330	982	126

As of December 31, 2024	187	1,570	1,330	3,087	397

Management evaluated the recoverability of deferred tax assets to the extent that future taxable income, including the reversal of taxable temporary differences and forecasted earnings, given that tax losses in Hong Kong can be carried forward indefinitely.

12.	RELATED PARTY BALANCE AND TRANSACTIONS

Nature of relationships with related parties

Name	Relationship
Mr. Zhao	Chairman and Executive Director of the Company
Mr. Ting Kin Cheung (“Mr. Cheung”)	Chief Executive Officer and Executive Director of the Company
Mr. Wie Hon Tan (“Mr. Tan”)	Executive Director of Plutus Securities and Plutus AM
Aurum Hill Limited	Entity controlled by management of the Company
Plutus Guardians Fund SPC (“Fund SPC”) and its subsidiaries	Entity of which Plutus AM holds management share
Divine Star Ventures Limited	Shareholder of the Company
Radiant Global Ventures Limited	Shareholder of the Company

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Balances with related parties

	As of December 31,
	2023	2024	2024
	HKD’000	HKD’000	US$’000
Loans to customers:
Mr. Cheung	7,457	-	-

Receivables from customers:
Fund SPC and its subsidiaries	1,125	343	44

Payables to customers:
Mr. Zhao	20	59	8
Mr. Cheung	41	85	11
Fund SPC and its subsidiaries	11,921	5,289	680

Amounts due from related parties:
Fund SPC and its subsidiaries	902	376	48
Divine Star Ventures Limited		16	2
Radiant Global Ventures Limited	-	16	2

Transactions with related parties

	For the years ended December 31,
	2022	2023	2024	2024
	HKD’000	HKD’000	HKD’000	US$’000
Securities brokerage commission:
Fund SPC and its subsidiaries	-	466	421	55
Mr. Cheung	-	-	89	11

Asset management fee:
Fund SPC and its subsidiaries	3,120	1,003	1,350	174

Interest income:
Mr. Cheung	449	416	452	58
Mr. Wong	13	-	-	-
Mr. Tan	2	-	-	-
Aurum Hill Limited	101	-	-	-

Amounts due from related parties are unsecured, non-interest bearing of which no interest income was recognized on the funds advanced, and repayable on demand. These balances are non-trade in nature.

Remuneration to senior management for the years ended December 31, 2022, 2023 and 2024 were:

	For the years ended December 31,
	2022	2023	2024	2024
	HKD’000	HKD’000	HKD’000	US$’000

Salaries and other short term employee benefits	5,138	4,956	5,220	672
Payments to defined contribution pension schemes	67	71	72	9
Total	5,205	5,027	5,292	681

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	REGULATORY REQUIREMENtS

The following table illustrates the minimum regulatory capital as established by the SFC that the Company’s subsidiaries are required to maintain as of December 31, 2023 and 2024 and the actual amounts of capital that were maintained:

	As of December 31, 2023
	Minimum regulatory capital requirement	Capital levels maintained	Excess net capital	Percent of requirement maintained
	HKD’000	HKD’000	HKD’000	HKD’000

Plutus Securities	3,000	29,546	26,546	985%
Plutus AM	3,000	4,390	1,390	146%
Total	6,000	33,936	27,936	566%

	As of December 31, 2024
	Minimum regulatory capital requirement	Capital levels maintained	Excess net capital	Percent of requirement maintained
	HKD’000	HKD’000	HKD’000	HKD’000

Plutus Securities	3,000	23,934	20,934	798%
Plutus AM	3,000	5,763	2,763	192%
Total	6,000	29,697	23,697	495%
Total (US$’000)	772	3,823	3,051	495%

The Company’s operation subsidiary maintains capital levels greater than the minimum regulatory capital requirements and it is in compliance with the minimum regulatory capital established by the HKSFC.

14.	CONCENTRATIONS AND RISKS

Credit risk

Cash segregated for regulatory purpose is deposited in financial institutions as required by the Hong Kong Securities and Futures Ordinance. These financial institutions are of sound credit ratings and hence management believes that there is no significant credit risk related to cash held for regulatory purpose.

The Company’s securities trading activities are transacted on either a cash or margin basis. The Company’s credit risk is limited because substantially all of the contracts entered into are settled directly at securities clearing organizations. In margin transactions, the Company extends credit to customers subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers’ account. IPO loans are exposed to credit risk from customers who fail to repay the loans upon IPO share allotment. The Company monitors the customers’ collateral level and has the right to dispose of the newly allotted shares once the shares first start trading.

In connection with its clearing activities, the Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions by the settlement date, generally two business days after the trade date. If customers do not fulfil their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by generally requiring customers to deposit sufficient cash and/or securities into their account prior to placing an order.

Concentrations of credit risk

The Company’s exposure to credit risk associated with its brokerage and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes.

The following table sets forth a summary of single customer who represented 10% or more of the Company’s total revenue:

	For the years ended December 31,
	2022	2023	2024	2024
	HKD’000	HKD’000	HKD’000	US$’000
Customer A	3,120	*	1,771	229
Customer B	-		1,619	208
Customer C	-	7,316	-	-
Customer D	-	2,299	-	-
Customer E	2,391	-	-	-

*	Less than 10%

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth a summary of single customer who represented 10% or more of the Company’s loans to customers and receivables from customers:

	As of December 31,
	2023	2024	2024
	HKD’000	HKD’000	US$’000
Customer F	7,066	5,939	765
Customer G	*	4,120	530
Customer H	*	2,966	382
Customer I	*	2,765	356
Customer J	7,457	-	-
Customer C	7,316	-	-

The following table sets forth a summary of single customer who represented 10% or more of the Company’s payables to customers:

	As of December 31,
	2023	2024	2024
	HKD’000	HKD’000	US$’000

Customer K	11,921	5,289	681
Customer L	*	1,199	154
Customer B	10,121	*	*
Customer M	8,772	*	*

*	Less than 10%

The disclosure of customers represents separate and distinct customers and there are no customers listed that also comprise a significant percentage of either the Company’s revenues or receivables or payables for any year or period presented.

Currency risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the financial instruments. The Company is not exposed to significant transactional foreign currency risk since almost all of its transactions, assets and liabilities are denominated in HKD.

Market and geographic risk

The Company’s operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Company’s business, financial condition, and results of operations.

15.	COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2024 and through the issuance date of these consolidated financial statements.

16.	DIVIDEND DISTRIBUTION

On August 30, 2022 and December 31, 2023, the Company recorded constructive dividends in the amounts of HKD24,451,000 and HKD13,322,000 through reductions in the amount due from Mr. Zhao. Saved for the above, there were no other dividend distribution during the years ended December 31, 2022, 2023 and 2024.

17.	SUBSEQUENT EVENTS

The Company has assessed all events from December 31, 2024, up through April 30, 2025, which is the date of these consolidated financial statements are available to be issued. There are no other material subsequent events that require disclosure in these consolidated financial statements.

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.	CONDENSED FINANCIAL STATEMENTS OF THE PARENT COMPANY

The following presents condensed parent company only financial information of Plutus Financial Group Limited.

Condensed balance sheets

	As of December 31,
	2023	2024	2024
	HKD	HKD	US$
Assets
Current assets:
Cash and cash equivalents	-	149,992	19,310
Prepaid expenses and other current assets	-	63,200	8,136
Amount due from a shareholder	9	9	1
Total current assets	9	213,201	27,447

Non-current assets:
Interests in subsidiaries	1,560	1,560	201
Total non-current assets	1,560	1,560	201
TOTAL ASSETS	1,569	214,761	27,648

Liabilities and shareholders’ deficit
Current liabilities:
Amount due to a subsidiary	220,878	542,623	69,857
Total current liabilities	220,878	542,623	69,857
TOTAL LIABILITIES	220,878	542,623	69,857

Shareholders’ deficit
Preferred shares US$0.0001 par value per share; 3,000,000 authorized; nil share issued and outstanding as of December 31, 2023 and 2024 Ordinary shares US$0.0001 par value per share; 300,000,000 authorized; 12,000,000 shares issued and outstanding as of December 31, 2023 and 2024	9	9	1
Accumulated losses	(219,318)	(327,871)	(42,210)
Total shareholders’ deficit	(219,309)	(327,862)	(42,209)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	1,569	214,761	27,648

Condensed statements of loss and comprehensive loss

	For the years ended December 31,
	2022	2023	2024		2024
	HKD’000	HKD’000	HKD’000		US$’000
Legal and professional fee	-	-	(98,545)		(12,687)
General and administrative expenses	(169,010)	(50,308)	(10,008)		(1,288)
Loss before income taxes	(169,010)	(50,308)	(108,553)		(13,975)
Income tax expense	-	-	-		-
Net loss and total comprehensive loss	(169,010)	(50,308)	(108,553	)_	(13,975)

Condensed statements of cash flows

	For the years ended December 31,
	2022	2023	2024	2024
	HKD’000	HKD’000	HKD’000	US$’000
Cash flows from operating activities
Net loss	(169,010)	(50,308)	(108,553)	(13,975)
Changes in operating assets and liabilities
Amount due to a subsidiary	169,010	50,308	321,745	41,421
Prepaid expenses and other current assets	-	-	(63,200)	(8,136)
Net cash generated from (used in) operating activities	-	-	149,992	19,310
Cash flows from investing activities
Cash generated from (used in) investing activities	-	-	-	-
Cash flows from financing activities
Net generated from (used in) financing activities	-	-	-	-
Net increase (decrease) in cash and cash equivalents	-	-	149,992	19,310
Cash and cash equivalents at the beginning of the year	-	-	-	-
Cash and cash equivalents at the end of the year	-	-	149,992	19,310

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(i)	Basis of presentation

The Company was incorporated under the laws of the Cayman Islands as an exempted company with limited liability on January 12, 2022 and as a holding company.

The condensed parent company financial information of the Company has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements.

(ii)	Restricted net assets

Schedule I of Rule 5-04 of Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).

The condensed parent company financial statements have to be prepared in accordance with Rule 12-04, Schedule I of Regulation S-X if the restricted net assets of the subsidiaries of Plutus Financial Group Limited exceed 25% of the consolidated net assets of Plutus Financial Group Limited. A significant portion of the Company’s operations and revenue are conducted and generated by the Company’s wholly-owned subsidiaries, Plutus Securities and Plutus Asset Management, which are licensed by the SFC in Hong Kong. the ability of these two operating subsidiaries to pay dividends to the Company may be restricted because these two SFC licensed operating subsidiaries are subject to the minimum paid-up capital and liquid capital requirements imposed by the Securities and Futures Ordinance to maintain their business licenses and due to the availability of cash balances of these two operating subsidiaries.

As of December 31, 2023 and 2024, there were no material contingencies, significant provisions of long term obligations, mandatory dividend or redemption requirements of redeemable shares or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

