Form 20-F
period 2025-12-31
Plutus Financial Group Ltd
filed 2026-05-11
CIK 1933021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

An aggregate of 15,350,000 ordinary shares, par value US$0.0001 per share, were outstanding as of December 31, 2025.

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

INTRODUCTION

Throughout this report, unless the context indicates otherwise, references to “Plutus Group” “the Company” or “our company,” “we,” “us,” and “our” are to Plutus Financial Group Limited, a Cayman Islands holding company. References to the “IPO” refer to the Company’s initial public offer completed on February 6, 2025.

Unless otherwise indicated, references in this annual report to:

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Plutus Securities” refers to the Company’s indirect operating subsidiary, Plutus Securities Limited, a Hong Kong company that holds a license to carry out Type 1 (dealing in securities) regulated activities from the Securities and Futures Commission of Hong Kong and is an exchange participant of The Stock Exchange of Hong Kong Limited and provides securities brokerage, margin financing and underwriting and placing services;

●	“Plutus Asset Management” refers to the Company’s indirect operating subsidiary, Plutus Asset Management Limited, a Hong Kong company that holds a license to carry out Type 4 (advising on securities) regulated activities and Type 9 (asset management) regulated activities from the Securities and Futures Commission of Hong Kong and provides investment advisory and asset management services;

●	“SFC” refers to the Securities and Futures Commission of Hong Kong;

●	“SFO” refers to the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong);

●	“shares”, “Shares” or “Ordinary Shares” refer to the Ordinary Shares of Plutus Financial Group Limited, par value US$0.0001 per share;

●	“U.S. dollars,” “dollars,” “USD,” US$, or “$” refers to the legal currency of the United States;

●	“HKD” or “HK$” refers to Hong Kong Dollars, the official currency of Hong Kong.

Cautionary Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

Forward-looking statements include statements regarding, among other things, the Company’s business strategies, plans and objectives, future operations, financial condition and results of operations, as well as industry trends and market conditions. In some cases, these statements can be identified by words such as “may,” “will,” “expect,” “anticipate,” “believe,” “intend,” “plan,” “estimate,” “potential,” “continue,” or similar expressions.

These forward-looking statements are based on current expectations and assumptions and are subject to a number of risks and uncertainties, including those described under “Item 3. Key Information—Risk Factors” and elsewhere in this annual report. Actual results may differ materially from those expressed or implied in the forward-looking statements.

The forward-looking statements contained in this annual report are made as of the date of this report. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

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

●	Plutus & Guardians Capital Limited is an indirect operating subsidiary of the Company incorporated in Hong Kong. It is licensed as a money lender under the applicable laws of Hong Kong and principally engages in the provision of lending services to its customers.

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

Plutus & Guardians Capital Limited

Plutus & Guardians Capital Limited is an indirect operating subsidiary of the Company incorporated in Hong Kong. It is licensed as a money lender under the applicable laws of Hong Kong and principally engages in the provision of lending services to its customers.

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

Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021 (the “2021 Determination Report”) which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in China because of a position taken by one or more authorities in China. Our registered public accounting firm, located in the Singapore, is not subject to the 2021 Determination Report. On August 26, 2022, the CSRC, the Ministry of Finance of China, and the PCAOB signed a protocol governing inspections and investigations of audit firms based in mainland China and Hong Kong. On December 15, 2022, the PCAOB issued a new Determination Report (the “2022 Determination Report”) which: (1) vacated the 2021 Determination Report and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in the PRC in 2022. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination.

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

3. During the years ended December 31, 2025 and 2024, and through the date of this annual report, neither the Company nor any of its subsidiaries has declared or paid any dividends or made any distributions to investors. No funds have been transferred by the holding companies to their respective subsidiaries to fund operations during the years ended December 31, 2025 and 2024 and through the date of this annual report. In the future, any cash proceeds raised from overseas financing activities may be transferred to the Company’s subsidiaries through capital contributions or shareholder loans.

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

Implications of Being a “Controlled Company”

We are a “controlled company” within the meaning of the Nasdaq corporate governance rules because more than 50% of our voting power is held by a group of shareholders. As of December 31, 2025, our controlling shareholders, including Mr. Zhisheng Zhao and Mr. Ting Kin Cheung, beneficially owned a majority of the Company’s outstanding Ordinary Shares and voting power. Accordingly, we qualify as a “controlled company” under Nasdaq Rule 5615(c). As a “controlled company,” we are permitted to rely on certain exemptions from Nasdaq corporate governance requirements, including the requirement that (i) a majority of the board of directors consist of independent directors, (ii) the compensation committee be composed entirely of independent directors, and (iii) director nominees be selected or recommended solely by independent directors. We do not currently intend to rely on these exemptions and have adopted corporate governance practices that are consistent with Nasdaq’s requirements for companies that are not controlled companies

A. [Reserved]

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

We derive a significant portion of our revenues from a few major customers. For the year ended December 31, 2025, two customers accounted for 21% and 13% of our total revenues. For the year ended December 31, 2024, two customers accounted for 18% and 17% of our total revenues. As of December 31, 2025, two customers accounted for 60% and 16% of the total balance of loans to customers and receivables from customers. As of December 31, 2024, four customers accounted for 36%, 25%, 18% and 17% of the total balance of loans to customers and receivables from customers.

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

If the Company is unable to maintain or increase its customer retention rates or generate new customers in a cost-effective manner, its business, financial condition and results of operations would likely be adversely affected. Historically, the Company incurred HK$608,000 and HK$3,912,000 in advertising and marketing expenses, representing 6% and 37% of its total revenues for the years ended December 31, 2024 and 2025, respectively. Although the Company has spent significant financial resources on marketing expenses and plans to continue to do so, these efforts may not be cost-effective to attract new customers. The Company cannot assure you that it will be able to maintain or grow its customer base in a cost-effective way.

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

Our business is also subject to general economic and political conditions, in particular the economic and political conditions in Hong Kong and worldwide, such as macroeconomic and monetary policies, legislation and regulations affecting the financial and securities industries, upward and downward trends in the business and financial sectors, inflation, currency fluctuations, availability of short-term and long-term funding sources, cost of funding and the level and volatility of interest rates. For example, volatility and drops in stock market performance and uncertainties in macroeconomic conditions caused by global calamities which could negatively impact our revenues and profitability. See Item 3 “Key Information - 3.D.Risk Factor could have a material adverse impact on our business, operating results and financial condition.” As a result of these risks, our income and operating results may be subject to significant fluctuations.

The current level of commission and fee rates may decline in the future. Any material reduction in our commission or fee rates could reduce our profitability.

The Company derives a significant portion of its revenues from commissions and fees paid by our customers for trading securities through its platforms. In the years ended December 31, 2024 and 2025, our brokerage commission income and handling charge income, and underwriting and placing service income amounted to HK$2,494,000 and HK$2,495,000, representing 26% and 24% of our total revenues during the same years, respectively.

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

The Company may not be able to develop its margin financing business and money lending business as expected and may be exposed to credit risks related to these businesses, primarily arising from loans and advances, and receivables. In addition, the Company needs adequate funding at reasonable costs to successfully operate its margin financing business and money lending business, and access to adequate funding at reasonable costs cannot be assured.

The margin financing business and money lending business of the Company may not develop as expected if customers fail to perform contractual obligations or the value of collateral held to secure the obligations is inadequate. As of December 31, 2024 and 2025, the Company’s loans to customers were HK$15,901,000 and HK$60,358,000, respectively. As of December 31, 2024 and 2025, the Company recognized accumulated expected credit loss on loans to customers of HK$9,517,000 and HK$6,033,000, respectively. As the Company’s margin financing business and money lending business expands, it may be subject to greater credit risks.

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

In addition, with regard to receivables there can be no assurance that all counterparties of the Company will meet their payment obligations on time, in full or at all. As of December 31, 2024 and 2025, the balance of our receivables amounted to HK$1,473,000 and HK$859,000, respectively. If the Company fails to adequately manage our credit risks, they could materially and adversely affect the Company’s business, results of operations and financial condition. See “Our risk management policies and procedures may not be fully effective in identifying or mitigating risk exposure in all market environments or against all types of risks.”

Moreover, the growth and success of our margin financing business depend on the availability of adequate funding to meet our customer demand for margin loans through the Company’s platforms. The Company provided margin financing service for trading of securities listed on the Hong Kong Stock Exchange. As of December 31, 2024 and 2025, outstanding margin financing balance was HK$15,901,000 and HK$10,049,000, respectively. The Company derives the funding for its margin financing business via its internal resources, and there are no financing costs or other related costs for its margin lending activities. To the extent there is insufficient funding from institutional funding partners who are willing to accept the credit risk related to the collateral from the Company’s customers, the funds available for the Company’s margin financing business might be limited and its ability to provide margin financing services to its customers to address their demand for loans would be adversely impacted. In addition, as the Company strives to offer its customers competitively priced services and the online brokerage market is intensely competitive, the Company may attempt to further reduce our interest expenses from its funding partners. If the Company cannot continue to maintain its relationship with these funding partners and obtain adequate funding at reasonable costs, it may not be able to continue to offer or grow our margin financing business. To the extent that the Company’s funding partners find the risk-adjusted returns with us less attractive, it may not be able to obtain the requisite level of funding at reasonable costs, or at all. If it is unable to provide our customers with margin loans or fund the loans on a timely basis due to insufficient funding or less favorable pricing compared to those of our competitors, it would harm the Company’s business, financial condition and results of operations.

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations.

The Company derives a part of its revenues from charging interests on margin balances in connection with our margin financing business and our money lending business. In years ended December 31, 2024 and 2025, the Company’s revenues from interest income derived from its margin financing businesses amounted to HK$3,059,000 and HK$1,475,000, representing 31% and 14% of our total revenues during the same years, respectively. The Company’s revenues from interest income derived from its money lending businesses amounted to nil and HK$2,734,000, representing nil and 26% of our total revenues during the same years, respectively

The trend of the level of interest rates is an important factor affecting our earnings. A decline in interest rates may have a negative impact on the Company’s interest income and thus ultimately adversely impact its total revenues. While the Company generally derives higher interest income when there is an increase in market interest rates, a rise in interest rates may also cause its interest expenses to increase. If it is unable to effectively manage its interest rate risk, changes in interest rates could have a material adverse effect on the Company’s profitability.

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

The Company derives interest income from depositing un-invested cash balances in its customers’ brokerage trading accounts opened with us at our bank partners. In the years ended December 31, 2024 and 2025, the Company generated HK$493,000 and HK$910,000 in interest income from bank deposits, respectively.

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

Risks Related to the Company’s Corporate Structure

The Company’s founder Zhisheng Zhao, and its CEO, Ting Kin Cheung, currently own an aggregate of 67% of the total voting power of the Company’s outstanding Ordinary Shares.

Currently, the Company’s founder and its CEO together own an aggregate of 67% of the total voting power of its outstanding Ordinary Shares as of the date of this annual report. The Company’s founder and majority shareholder and its CEO will have significant influence on determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. The Company’s majority shareholders will also have the power to prevent or cause a change in control. Without the consent of our majority shareholders, the Company may be prevented from entering into transactions that could be beneficial to it or its minority shareholders. The interests of the Company’s majority beneficial owners may differ from the interests of its other shareholders. The concentration in the ownership of the Ordinary Shares may cause a material decline in the value of the Ordinary Shares.

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

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent the Company chooses to follow home country practice with respect to corporate governance matters, the Company’s shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. The Company currently relies, and will continue to rely, on the foreign private issuer exemption with respect to Nasdaq Rule 5635.

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

Risks Related to Doing Business In Hong Kong

Although the audit report included in this annual report was issued by Singapore auditors who can be currently inspected by the PCAOB, if it is later determined that the PCAOB is unable to inspect or investigate the Company’s auditor completely, investors would be deprived of the benefits of such inspection and the Ordinary Shares may be delisted or prohibited from trading.

The audit report included in this annual report was issued by OneStop Assurance PAC (“OneStop”) a Singapore -based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. The Company has no intention of dismissing OneStop in the future or of engaging any auditor not subject to regular inspection by the PCAOB. As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, the Company’ auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. If the Company was to engage a different auditor in the future, it would engage an auditor that is subject to full PCAOB inspection with all materials related to the audit of our financial statements accessible to the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. In such case, the Company will engage a new qualified and fully inspected auditor, which may result in delaying or restating the Company’s financial statements.

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

The Company cannot assure you that the measures it has taken or will take in the future will be effective or fully satisfy the relevant regulatory authorities’ requirements, and any failure or perceived failure by the Company to comply with such laws and regulations may result in governmental investigations, fines, removal of its app from the relevant application stores and/or other sanctions on the Company. As of the date of this annual report, the Company had not been involved in any investigations on cybersecurity review made by the CAC on such basis, and it had not received any inquiry, notice, warning, or sanctions in such respect.

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

As an exempted company incorporated in the Cayman Islands, the Company is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if the Company complied fully with the Nasdaq Capital Market corporate governance requirements. The Company currently relies, and will continue to rely, on the foreign private issuer exemption with respect to Nasdaq Rule 5635, including:

●	Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of stock option plans.

●	Exemption from the requirement to obtain shareholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Company.

●	Exemption from the requirement to obtain shareholder approval prior to the issuance of securities in connection with acquisition of the stock or assets of another company.

●	Exemption from the requirement to obtain shareholder approval for transactions other than public offerings conducted at an issuance price that is less than the Nasdaq Minimum Price and involve the issuance or potential issuance of ordinary shares (or securities convertible into or exercisable for ordinary shares) which equal 20% or more of the outstanding ordinary shares or 20% or more of the voting power outstanding before the issuance.

Although we rely on home country corporate governance practices in lieu of Nasdaq Rule 5635, we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii).

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

Plutus Group incurs material costs as a result of being a public company.

Plutus Group is a public company and incurs significant legal, accounting and other expenses that are not incurred by private companies. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last fiscal year, the Company qualifies as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

These rules and regulations impose material legal and financial compliance costs. The Company incurs significant expenses and devotes substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC As a public company the Company incurs substantially higher costs for director and officer liability insurance than those incurred by private companies seeking the same or similar coverage. In addition, the Company incurs material costs associated with its public company reporting requirements. In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If the Company were to be involved in a class action suit, it could divert a significant amount of its management’s attention and other resources from our business and operations, which could harm its results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm the Company’s reputation and restrict its ability to raise capital in the future. In addition, if a claim is successfully made against the Company, it may be required to pay significant damages, which could have a material adverse effect on its financial condition and results of operations.

If the Company fails to maintain proper internal financial reporting controls, its ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Prior to its IPO, Plutus Group was a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. The Company is in a continuing process of developing, establishing, and maintaining internal controls and procedures that allows its management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting if and when required to do so under Section 404 of the Sarbanes-Oxley Act of 2002. Although the Company’s independent registered public accounting firm is not required to attest to the effectiveness of the Company’s internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until the date the Company is no longer an emerging growth company, the Company’s management will be required to report on its internal controls over financial reporting under Section 404.

As of December 31, 2025, the Company’s management assessed the effectiveness of its internal control over financial reporting and determined that our internal controls were ineffective due to the identified material weaknesses: (i) a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex accounting issues and prepare consolidated financial statements; and (ii) the absence of a comprehensive accounting policies and procedures manual maintained in accordance with U.S. GAAP. In order to assist in establishing and maintaining its internal controls over financial reporting, the Company has retained an external consultant having sufficient knowledge of US GAAP and SEC reporting requirements to handle the financial reporting function of the Company. In the future, the Company intends to recruit and retain sufficient staff to address these needs in-house. In addition, and in preparation for the IPO, the Company appointed independent directors, established an audit committee, and strengthened its corporate governance. However, the implementation of these measures may not fully address these material weaknesses in a timely manner, and we cannot assure you that we will be able to conclude that our internal control over financial reporting is effective in the future.

If the Company is unable to effectively remediate our internal financial reporting controls and improve them, it could risk inaccuracies in its financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. The Company is a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires the Company to include a report from management on our internal control over financial reporting in its annual reports. In addition, once the Company ceases to be an “emerging growth company” as such term is defined in the JOBS Act, the Company’s independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. The Company’s independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with its internal controls or the level at which the Company’s controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, the Company’s reporting obligations may place a significant strain on the Company’s management, operational and financial resources and systems for the foreseeable future. The Company may be unable to timely complete its evaluation testing and any required remediation.

Risks Related to the Pending Merger with Choco Up Group Holdings Limited

Failure to satisfy the conditions to the Closing of the Merger on a timely basis or at all could cause delay and additional expense or prevent the Merger from occurring altogether.

The Company has entered into a definitive Agreement and Plan of Merger with Choco Up Group Holdings Limited (“Choco Up”) to acquire all outstanding equity interests in Choco Up. The closing of this transaction is subject to the satisfaction of various closing conditions, including obtaining necessary approvals from Nasdaq. As of the date of this report, we are actively working with Nasdaq to address and clear their regulatory inquiries.

The Merger Agreement contains conditions to Closing that must be fulfilled (or, as permitted by law and in accordance with the Merger Agreement, waived by the parties) in order to complete the Merger. Nasdaq’s approval for the continued listing of Plutus which remains a pending condition to completion of the Merger, is partially or largely outside of the control and timing of Choco Up and Plutus and may be driven by factors unrelated to the Merger or the parties thereto. The Merger Agreement may be terminated by Choco Up or Plutus if the Closing does not occur by June 30, 2026. Should satisfaction of all conditions to the Closing take longer than the parties anticipate, or if any Closing condition is not met by such date, the parties will need to mutually agree to either postpone the Closing until the condition(s) are met or to waive or amend the condition. If a Closing condition cannot be met on a timely basis, or the parties are unable to agree on a waiver or amendment, the Closing may be delayed or the Merger Agreement may be terminated, subject to the terms and conditions contained therein. There can be no assurance that the conditions to the Closing will be satisfied or waived or that the Merger will be completed. Any delay in completing the Merger could cause Choco Up and Plutus not to realize some or all of the benefits that the parties expect the Merger to achieve. Furthermore, the parties will fail to realize any benefits of the Merger should the Closing not occur, and in such event, each party will be subject to the go-forward risks of its respective business, potential reputational and economic harm that may result from a failure to consummate the Merger, and the economic burden of fees and expenses associated with the Merger Agreement.

In any event, any prolonged uncertainty as to whether the Merger will be consummated could lead to a material and adverse effect on the business, financial condition and results of operations of Plutus and Choco Up.

The interests of certain directors, executive officers, and major shareholders may conflict with the interests of our unaffiliated shareholders.

Certain of our directors, executive officers and major shareholders have interests in the Merger that may be different from, or in addition to, the interests of our unaffiliated shareholders. These interests may create potential conflicts of interest. For example, pursuant to the Merger Agreement, our directors and executive officers are entitled to continued indemnification and insurance coverage. These interests may have influenced these individuals to support or approve the Merger.

The valuation of Choco Up and the Merger consideration involves significant estimates and assumptions.

Choco Up is a private company with a limited operating history, making it difficult to determine an objective fair market value. The Board engaged Avista Valuation Advisory Limited, an independent third-party valuer, to conduct a valuation. This valuation is based on numerous estimates and forward-looking assumptions regarding Choco Up’s business, financial condition, and growth prospects. These estimates are inherently subjective and subject to future changes. There can be no assurance that the valuation accurately reflects the true market value of the assets or that the consideration received by our shareholders will be commensurate with the long-term value of the combined entity.

The Merger consideration is fixed and will not be adjusted for changes in business performance of Plutus or Choco Up.

The aggregate number of New Ordinary Share to be issued as Merger consideration is based on the Plutus Equity Value and Choco Up Equity Value, which equity value is fixed amount that will not be adjusted before or at the Closing, including if the performance of Plutus’s business improves or Choco Up’s business deteriorates in the period after the execution of the Merger Agreement and before the Closing.

Nasdaq may not approve the listing application in connection with the Transactions.

It is a closing condition to the Merger that (i) Nasdaq approval of the listing application submitted by Plutus shall have been obtained, and (ii) no general suspension or material limitation of trading in the stock or ordinary shares has been imposed or threatened by the SEC or Nasdaq. The Merger Agreement also requires that until the Closing, Plutus shall remain listed as a public company on Nasdaq, in compliance with any applicable Nasdaq rules and regulations, and that the stock or ordinary shares remain listed on Nasdaq.

If Plutus does not continue to satisfy the conditions for continued listing on Nasdaq, Plutus’s securities could be delisted or subject to suspension. The suspension or delisting of the ordinary shares would lead to decreases in analyst coverage and market-making activity relating to the PLUT Shares, as well as reduced information about trading prices and volume. As a result, it could become significantly more difficult for Plutus’s shareholders to sell their PLUT Shares at prices comparable to those in effect prior to delisting or at all.

Business uncertainties while the Merger is pending could adversely affect our business and operations.

In connection with the pendency of the Merger, it is possible that some customers, suppliers and other business partners with whom Plutus and/or Choco Up has a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with Plutus or Choco Up, as the case may be, as a result of the Merger or otherwise, which could negatively affect Plutus’s or Choco Up’s business, regardless of whether the Merger is completed. The pending transaction could also divert management time and resources that could otherwise have been devoted to other opportunities that may have been beneficial to Choco Up or Plutus.

Under the terms of the Merger Agreement, Plutus and Choco Up are subject to certain restrictions on the conduct of their respective businesses prior to the Closing which may adversely affect their ability to execute certain of its business strategies. Such limitations could adversely affect Plutus’s or Choco Up’s business and operations.

Risks Related to Choco Up’s Business and Industry

In the event that the Merger with Choco Up proceeds to Closing upon approval from Nasdaq, holders of the Company’s ordinary shares will be exposed to material risks related to the business and industry of Choco Up, including the following risks:

Choco Up’s business lines are unproven and are subject to material legal, regulatory, operational, reputational, tax and other risks in the jurisdictions where it operates that may impact its ability to operate and provide the flexible funding solutions.

Choco Up is subject to material legal and regulatory requirements, operational, reputational, tax, political uncertainty and social, environmental and economic conditions in numerous jurisdictions where it operates, over which it has little control and which are inherently unpredictable. Choco Up operates its business primarily in Singapore, Hong Kong, Australia and Malaysia. Choco Up’s operations in these jurisdictions create risks relating to conforming its revenue-based financing solutions to local licensing and other regulatory requirements; establishing, staffing and managing foreign business locations; attracting local customers; navigating foreign government taxes, regulations and permit requirements; enforceability of its contractual rights; trade restrictions, customs regulations, tariffs and price or exchange controls.

Complying with the current and evolving laws and regulations in the jurisdictions where it operates may require substantial expense, and any non-compliance may expose Choco Up to liability and penalty. In the event of non-compliance, Choco Up may have to incur significant expenses and divert substantial management time to rectify the incidents. While Choco Up believes it is not required to obtain any money-lending licenses in the key jurisdictions where it operates, including Hong Kong, Singapore and Malysia, as advised by its local counsel in these jurisdictions, and additionally, under Australian law, operating money-lending business does not require a license, therefore Choco Up is not obligated to obtain the money-lending license to conduct its business in Australia, it cannot assure you that the local regulatory authority may not take a different view. For details, please refer to “Information About Choco Up – Regulatory and Compliance.” If Choco Up fails to obtain or maintain any approvals, licenses, permits and certifications, it may be subject to fines or may be ordered to suspend or terminate its operations, which could materially and adversely affect its business and results of operations. Choco Up may also experience adverse publicity arising from non-compliance with government regulations, which would damage its reputation.

Choco Up is exposed to the credit risks of its customers and their guarantors. If Choco Up fails to effectively manage credit risk and overdue payments increase, its business, financial condition and results of operations may be materially and adversely affected.

Increase in default risks of Choco Up’s customers and their guarantors could materially and adversely affect Choco Up’s results of operations. Choco Up may not be able to effectively control the level of its overdue payments in the future. Its default risks may increase in the future due to a variety of factors, including factors beyond Choco Up’s control, such as a slowdown in economic growth, a deepening of a credit crisis or other adverse macroeconomic trends or trends that affect a customer or its industry specificity. Such factors may cause operational, financial and liquidity issues for Choco Up’s customers and their guarantors, affecting their ability to make repayments in a timely manner. If Choco Up fails to effectively manage credit risk of its customers and their guarantors and its overdue payments increase, its business, financial condition and results of operations may be materially and adversely affected.

Choco Up may need additional capital to accomplish its business objectives, pursue business opportunities and maintain and expand its business, and financing may not be available on terms acceptable to Choco Up, or at all.

Choco Up has funded its operations since inception primarily through funding from third-party lenders. Choco Up cannot be certain when or if its operations will generate sufficient cash to fully fund its ongoing operations or the growth of its business. As Choco Up intends to continue to make investments to support the growth of its business, it may require additional capital to accomplish its business objectives and pursue business opportunities, and maintain and expand its business, including developing new products and services, further enhancing its risk management capabilities, increasing its marketing expenditures to improve brand awareness and customer trust in its brand, enhancing its operating infrastructure, acquiring complementary businesses and technologies, obtaining necessary approvals, licenses or permits and pursuing international expansion. Meanwhile, due to Choco Up’s heavy reliance on funding from third-party lenders, there is significant risk that its borrowing costs could increase and it will experience immediate shortage of operational funds if there is any downturn in the market or adverse economic conditions. This heavy reliance on debt financing could significantly affect Choco Up’s mid-term and long-term sustainability, and may struggle it to maintain operations or limit its ability to achieve any strategic objectives, ultimately threatening the sustainability of its business in this competitive revenue-based financing landscape.

Due to the unpredictable nature of the capital markets and its industry, Choco Up cannot assure that it will be able to raise additional capital on terms favorable to it, or at all, if and when required, especially if it experiences disappointing operating results. If adequate capital is not available to Choco Up as required, its ability to fund its operations, take advantage of unanticipated opportunities, develop or enhance its infrastructure or respond to competitive pressures could be significantly limited, which would adversely affect its business, financial condition and results of operations. If Choco Up incurs additional debt, the debt holders would have rights senior to its shareholders to make claims on its assets, and the terms of any debt could restrict its operations. In addition, a slowdown or other sustained adverse downturn in the general economy could adversely affect its business. Choco Up’s inability to obtain adequate financing or financing on terms satisfactory to it could significantly limit its ability to continue supporting its business growth and responding to business challenges.

Due to Choco Up’s reliance on third-party lenders, its business, results of operation and financial conditions of Choco Up would be vulnerable when these lenders face financial difficulties or change their lending policies.

Choco Up depends upon third-party lenders for its working capital needs and to provide funding for its businesses operations, making it vulnerable to supply shortages when these lenders face financial difficulties or change their lending policies, which could in turn harm its business, results of operations and financial conditions. For example, Choco Up depends on external financing to purchase customers’ receivables, and shortage of financing will materially and adversely impact its ability to scale. Choco Up generally does not have long-term agreements with these third-party lenders. If these lenders become unwilling or unable to provide Choco Up with adequate financing and resources in a timely manner, or if their lending policies become stricter, Choco Up may not be able to find alternative sources in a timely manner at comparable costs, or at all.

Choco Up operates in a competitive industry. There is limited market awareness of revenue-based financing as an alternative to traditional financing which could hinder customer acquisition and business growth of Choco Up.

Choco Up operates mainly in the revenue-based financing industry. The market for revenue-based financing is highly competitive. There is limited market awareness of revenue-based financing as an alternative to traditional financing. Therefore, Choco Up may face competition from other companies that offer traditional financing. Many of these competitors possess deeper financial reserves and more established operational frameworks, allowing them to offer more aggressive pricing structures, extended credit terms, or additional customer incentives. This competitive pressure may pose challenges to Choco Up’s customer acquisition and retention, which could result in the loss of its existing business and adversely impact its ability to successfully market additional products and services. Limited market awareness of Choco Up’s revenue-based financing solutions could potentially lead to pricing adjustments that could impact its revenue margins and profitability.

To remain competitive, Choco Up needs to maintain customer engagement and expand its monetization opportunities. Failure to achieve these objectives and to adapt in this highly competitive and rapidly evolving environment could negatively affect its business performance, financial condition, and overall operating results.

Choco Up’s success and future growth depend significantly on its marketing efforts. If Choco Up is unable to promote and maintain its brands in an effective and cost-efficient way, its business and financial results may be harmed.

Choco Up’s brand and reputation are integral to its acquisition of customers and business partners. Its marketing channels include social media, website posting, attendance of major industry events and referrals by its business partners and customers. Negative publicity associated with its customers or business partners could have an adverse impact on the effectiveness of its marketing as well as its reputation and its brand, which would harm its business and its market position. Moreover, if its current marketing efforts and channels are less effective or become inaccessible to Choco Up, or if Choco Up is unable to operate such channels as effectively with fewer resources or it cannot penetrate the market with new channels, it may not be able to promote and maintain its brand and reputation to maintain or grow its customer base.

If Choco Up is unable to promote and maintain its brands in a cost-efficient manner, or maintain its reputation and continue to garner trust from its customers and business partners, Choco Up could experience a lower growth rate than it anticipated, which would harm its business, results of operations and financial condition.

Choco Up may be unable to execute its growth strategies or effectively maintain its rapid growth trends.

Historically, Choco Up has grown its operations rapidly. Choco Up may not be able to grow its revenue at the same pace or at all in the future, if it is not able to successfully execute its business development and diversification, geographic expansion and other growth plans. In addition, its rapid growth has placed and will continue to place significant demands on its management and its administrative, operational, research and development and financial resources.

To accomplish its growth strategies and manage the future growth of its operations, Choco Up will be required to expand its customer base and funding sources, enhance its research and development capabilities, improve its operational and financial systems, and expand, train and manage its growing employee base. Furthermore, Choco Up needs to maintain and expand its relationships with customers, suppliers and other third parties. Moreover, as Choco Up introduces new offerings or enters new markets, it may face new market, technological, operational and regulatory risks and challenges with which it is unfamiliar.

Choco Up’s current and planned operations, personnel, systems, internal procedures and controls may not be adequate to support its future growth and expansion. If it is unable to execute its growth strategies or manage its growth effectively, it may not be able to capture market opportunities or respond to competitive pressures, which may materially and adversely affect its business prospects and results of operations.

Changes in international relations, escalations of tensions, and fluctuations in global macroeconomic conditions may have an adverse effect on Choco Up’s business.

There have been heightened tensions in international relations in recent years, which have resulted in and will continue to cause changes in international trade policies and additional barriers to trade. Tensions in the relations between the United States and China, or between other countries, may intensify and the United States, China, or other countries may adopt measures in the future that impact Choco Up’s global business operations. Changes in governmental policies including sanctions, tariffs and export controls administered by governments around the world, particularly those imposed as a result of an increasingly tense relationship of the political or economic relations among major economic groups and other geopolitical challenges, could cause a material and adverse effect on the business and prospects of Choco Up’s customers and business partners and of itself.

Recent fluctuations in global macroeconomic conditions, including interest rates, inflation, instability in the global financing system and institutions in the financing industry, as well as the demand for financing solutions generally, are unpredictable and in certain instances are outside of Choco Up’s control. Therefore, Choco Up’s operating results will continue to fluctuate significantly as a result of these factors. Additionally, it is difficult for Choco Up to forecast growth trends accurately and its business and future prospects are difficult to evaluate, particularly in the short term. In view of the rapidly evolving nature of its business and the revenue-based financing industry, period-to-period comparisons of Choco Up’s operating results may not be meaningful, and you should not rely upon them as an indication of future performance. Choco Up’s operating results in one or more future quarters may fall below its own expectations and investors’.

Choco Up is subject to laws, regulations, and industry requirements related to data privacy, data protection and information security, and user protection across different markets where it conducts its business and such laws, regulations, and industry requirements are constantly evolving and changing. Any actual or perceived failure to comply with such laws, regulations, and industry requirements, or its privacy policies, could harm its business.

Various local, state, federal, and international laws, directives, and regulations apply to Choco Up’s collection, use, retention, protection, disclosure, transfer, and processing of personal data. These data protection and privacy laws and regulations are constantly evolving, as federal, state and foreign governments continue to adopt new measures addressing data privacy and processing (including collection, storage, transfer, disposal and use) of personal data, and therefore are subject to uncertainty and continue to evolve in ways that could adversely impact Choco Up’s business.

Many jurisdictions, including where Choco Up operates, have laws and regulations concerning the collection, use, processing, storage, and deletion of personal information obtained from their residents or by businesses operating within their jurisdiction. Such laws and regulations may require companies to implement privacy and/or security policies, permit individuals to access, correct, and delete personal information stored or maintained by such companies, inform individuals of security breaches that affect their personal information, require that certain types of data be retained on local servers within these jurisdictions, and, in some cases, obtain individuals’ affirmative opt-in consent to collect and use personal information for certain purposes. Compliance with current or future privacy, cyber security, data protection, data governance, account access and information and cyber security laws requires ongoing investment in systems, policies and personnel and will continue to impact Choco Up’s business in the future by increasing its legal, operational and compliance costs.

Additionally, the interpretation and application of many existing or recently enacted privacy and data protection laws and regulations, including in the U.S. and elsewhere, are uncertain and fluid, and there are potentially inconsistent world-wide government regulations pertaining to data protection and privacy. Despite Choco Up’s efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection, and information security, it is possible that its practices, offerings, or platform could fail, or be alleged to fail to meet applicable requirements.

System failures, including breaches in the security of Choco Up’s system, could harm its business.

Choco Up may experience system failures from time to time, and any lengthy interruption in the availability of its back-end system computers could harm its business and severely affect its customer relationships. Frequent or persistent interruptions in its services could cause current or potential customers and users to believe that its systems are unreliable, and could permanently harm its reputation and brands. These interruptions would increase the burden on staff, which, in turn, could delay Choco Up’s introduction of new applications and services. Although certain of Choco Up’s systems have been designed to reduce downtime in the event of outages or catastrophic occurrences, they remain vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, computer viruses, computer denial-of-service attacks and similar events. Choco Up’s solutions may be vulnerable to breaches in security due to defects in the security mechanisms, the operating system, applications or the hardware platform as well as through risk introduced into its environment through third party supplies. Security vulnerabilities could jeopardize the security of information transmitted using Choco Up’s solutions. If the security of Choco Up’s solutions is compromised, its reputation and market acceptance of its solutions may be adversely affected, which would cause its business to suffer, and Choco Up may become subject to damage claims. Despite any precautions Choco Up may take, the occurrence of a natural disaster or other unanticipated problems with the system could result in lengthy interruptions to its services. Choco Up’s current business interruption insurance may not be sufficient to compensate it for losses that may result from interruptions in its service as a result of system failures.

Any inability to protect Choco Up’s intellectual property rights could adversely impact its business, operating results, and financial condition.

Choco Up relies on, and expects to continue to rely on, a combination of trademark, domain name, copyright, and trade secrets, as well as confidentiality agreements with its employees and third parties with whom it has relationships, to establish and protect its brand and other intellectual property rights. However, Choco Up’s efforts to protect its intellectual property rights may not be sufficient or effective. Its proprietary technology and trade secrets could be lost through misappropriation or breach of its confidentiality and license agreements, and any of its intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. There can be no assurance that its intellectual property rights will be sufficient to protect against others offering products, services, or technologies that are substantially similar to Choco Up’s and that compete with its business.

Choco Up also utilizes intellectual property and technology developed or licensed by third parties, and it may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms. Also, to the extent that third parties are obligated to indemnify Choco Up for breaches of its intellectual property rights, these third parties may be unable to meet these obligations. Any of these events may have a material adverse effect on Choco Up’s business, results of operations, financial condition and prospects.

Choco Up may be sued by third parties for alleged infringement of their proprietary rights.

Although most of Choco Up’s technology is proprietary in nature, it does include certain third-party intellectual property and open source software in its products, and such usage also may be subject to claims of infringement or misappropriation. While Choco Up believes that it has secured proper licenses or other rights for all material third-party intellectual property that is integrated into its products, it cannot guarantee that its internally developed or acquired technologies and content do not or will not infringe the intellectual property rights of others. From time to time, its competitors or other third parties may claim that Choco Up is infringing upon or misappropriating their intellectual property rights, and Choco Up may be found to be infringing upon such rights. Any claims or litigation could cause Choco Up to incur significant expenses and, if successfully asserted against Choco Up, could require that it pays substantial damages or ongoing royalty payments, prevent it from offering its products or services or using certain technologies, force it to implement expensive work-arounds, or impose other unfavorable terms. Even if intellectual property claims do not result in litigation or are resolved in Choco Up’s favor, these claims, and the time and resources necessary to resolve them, could divert the resources of its management and require significant expenditures. Any of the foregoing could prevent Choco Up from competing effectively and could have an adverse effect on its business, operating results, and financial condition.

If Choco Up’s insurance coverage is insufficient, it may be subject to significant costs and business disruption.

Choco Up provides medical and compensation insurance for its employees. However, it does not maintain key-man, business interruption, or product liability insurance. Choco Up cannot assure that its insurance coverage is sufficient to prevent it from any loss or that it will be able to successfully claim its losses under its current insurance policy on a timely basis, or at all. If it incurs any loss that is not covered by its insurance policies, or the compensated amount is significantly less than its actual loss, its business, financial condition and results of operations could be materially and adversely affected.

If Choco Up fails to comply with labor and work safety, it could be exposed to penalties, fines, suspensions or action in other forms.

Choco Up’s operations are subject to the labor and work safety laws and regulations promulgated by the Hong Kong government and the laws and regulations of other jurisdictions which may be applicable to Choco Up. These laws and regulations require it to contribute to mandatory provident fund and to maintain safe working conditions. Choco Up could be exposed to penalties, fines, suspensions or actions in other forms if it fails to comply with these laws and regulations. The laws and regulations in Hong Kong may be amended from time to time and changes in those laws and regulations may cause it to incur additional costs in order to comply with the more stringent rules. In the event that changes to existing laws and regulations require Choco Up to incur additional compliance costs or require costly changes to its production process, its costs could increase, and Choco Up may suffer a decline in sales and revenues, as a result of which its business, results of operations and financial condition could be materially and adversely affected.

Choco Up, its directors, management and employees are exposed to various risks related to legal or administrative proceedings or claims that could have an adverse effect upon its business, financial condition, results of operations and reputation, and may cause loss of business.

Choco Up, its directors, management and employees may be subject to various legal and administrative proceedings, regulatory inquiries and claims from time to time, including those arising in the ordinary course of its business. These proceedings, including class actions, in general can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. Agreements entered into by it sometimes include indemnification provisions which may subject Choco Up to costs and damages in the event of a claim against an indemnified third party.

Choco Up cannot assure that it will not be involved in any such legal or administrative proceedings in the future and it may face increasing regulatory inquiries during the growth of its business. If one or more legal or administrative matters, including ongoing ones, are resolved against Choco Up, or an indemnified third party seeks certain amounts in excess of its management’s expectations, or certain injunctions are granted to prevent its operation, its business and financial condition could be materially and adversely affected. As a result, Choco Up could be subject to significant compensatory or punitive monetary damages, disgorgement of revenue or profits, remedial corporate measures, cessation of business operation, injunctive relief or specific performance against Choco Up that could materially and adversely affect its financial condition and operating results.

Regardless of the merits, responding to allegations, litigation or legal or administration proceedings and defending against litigation can be time-consuming and costly, and may result in Choco Up incurring substantial legal and administrative expenses, as well as diverting the attention of its management. Any such allegations, lawsuits or proceedings could have a material adverse effect on its business operations. Further, unfavorable outcomes from these claims or lawsuits could adversely affect its business, financial condition and results of operations.

Choco Up may face risks related to natural disasters, health epidemics and other catastrophes, which could significantly disrupt its operations.

Areas or regions where Choco Up operates may be exposed to the outbreak of epidemics, including COVID-19, swine influenza, avian influenza, middle east respiratory syndrome (MERS-CoV) and severe acute respiratory syndrome (SARS-CoV). These epidemic outbreaks may affect Choco Up in various ways, including disrupting its operations, or limiting the availability of resources essential for its business. Besides, government authorities may adopt certain hygienic measures, including quarantines or closures of offices, travel and transportation restrictions, and import and export restrictions. Any of the above circumstances may materially slow down regional or national economic development and may have a material adverse effect on its business and results of operations.

Similarly, natural disasters, acts of war, terrorist activity, threats of war or terrorist activity, social unrest and the corresponding heightened travel security measures instituted in response, as well as geopolitical uncertainty and international conflict and tension, may affect regional and national economic development in areas where Choco Up operates. As a result, its business, financial condition and results of operations may be materially and adversely affected. In addition, Choco Up may not be adequately prepared in terms of contingency planning or have recovery measures in place to deal with a major incident or crisis. As a result, its operational continuity and its reputation may be materially and adversely affected.

Choco Up has incurred net losses in the past and may not achieve profitability in the future.

Choco Up generated net losses in the past. Choco Up will need to generate increased revenue levels in future periods to become profitable, and, even if it does, it may not be able to improve its profitability as it intends to continue to expend significant funds to grow its marketing and sales operations, develop and enhance its A.I. capabilities, scale the infrastructure of its credit modelling, and services capabilities as well as expand into new market segments. Choco Up’s efforts to grow its business may be more costly than it expects, and it may not be able to increase its revenue enough to offset its operating expenses. Choco Up may incur significant losses in the future for a number of reasons, including the other risks described in this proxy statement, and unforeseen expenses, difficulties, complications and delays and other unknown events. If Choco Up is unable to achieve or sustain profitability, the market price of its shares may significantly decrease.

Risks relating to the economic, political, legal and social conditions in Hong Kong.

Based on the unaudited consolidated financial information of Choco Up, for the years ended December 31, 2023, 2024 and 2025, Choco Up’s service fees generated in Hong Kong accounted for approximately 98%, 78% and 81% of its total service fees, respectively. Any adverse changes in the economic, political, legal and social conditions of Hong Kong may lead to an adverse impact on the demand for its services, and may result in deteriorating financial performance.

Hong Kong is a special administrative region (SAR) of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, Choco Up cannot assure you that there will not be any political movements or large scale political unrest in Hong Kong, which may in turn adversely impact the market or lead to disruption of the general economic, political and social conditions in Hong Kong. If such unrest or movement persists for a substantial period of time, it may lead to such disruption, and its overall business, results of operations and financial condition may be adversely affected. If there is any material adverse change in the general economic, political and legal developments in Hong Kong, Choco Up’s operations and financial position may be adversely affected.

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

●	Plutus & Guardians Capital Limited is an indirect operating subsidiary of the Company incorporated in Hong Kong. It is licensed as a money lender under the applicable laws of Hong Kong and principally engages in the provision of lending services to its customers.

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

On June 10, 2025, the Company made a private offering and issued 1,100,000 ordinary shares of the Company, resulting in a total of 15,350,000 ordinary shares issued and outstanding

Proposed Business Combination with Choco Up

On July 9, 2025, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Choco Up Group Holdings Limited (“Choco Up”) to acquire all outstanding equity interests in Choco Up in exchange for newly issued ordinary shares. The transaction has been subject to subsequent amendments, including a First Amendment dated December 30, 2025, and a Second Amendment dated March 31, 2026, which extended the deadline for the closing of the transaction to June 30, 2026. The transaction is currently subject to regulatory review by Nasdaq and other customary closing conditions. For a detailed discussion of the transaction, please see below “Strategic Developments – Pending Merger with Choco Up”.

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

Strategic Developments – Investment in Golden Harvest

In the first half of 2025, the Company completed an investment in Golden Harvest Trust Limited (“Golden Harvest”), an associate company that provides professional fiduciary services, including trust administration and wealth structuring. Golden Harvest holds a valid Hong Kong trust license, which the Company values as a strategic underlying asset. This investment is expected to create significant synergies by allowing the Company to retain trust business within its existing ecosystem rather than referring it to external parties, thereby increasing clients’ stickiness and lifetime value through a one-stop solution for securities trading, asset management and trust services.

While Golden Harvest is currently in an early growth stage, the Company intends to leverage its network of high-net-worth individuals and corporate entities to scale Golden Harvest’s operations. Although management anticipates a challenging market environment through 2026 due to geopolitical tensions and interest rate volatility, a recovery is expected starting in late 2027, driven by regulatory tailwinds from the Hong Kong government’s initiatives to attract global family offices.

Strategic Developments – Pending Merger with Choco Up

The Company is currently pursuing a transformative business combination with Choco Up, a revenue-based financing service provider. This proposed merger is designed to diversify our financial service offerings and leverage the technological synergies between our existing brokerage/asset management business and Choco Up’s financing platform.

While we continue to operate our core business through our licensed SFC subsidiaries, the completion of this merger is expected to expand our presence in the digital financing space. Our operations currently remain focused on our licensed SFC activities, but the potential integration of Choco Up’s platform represents a key element of our long-term strategic growth.

The Merger

The Merger Agreement. The Agreement and Plan of Merger dated July 9, 2025 (the “Merger Agreement”) provides that Plutus will incorporate a wholly owned subsidiary in the Cayman Islands, named “Coders Merger Sub Limited” (“Merger Sub”). Merger Sub will merge with and into Choco Up, the separate corporate existence of Merger Sub will cease, and Choco Up will be the surviving corporation and a wholly-owned subsidiary of Plutus (the “Merger”).

Merger Consideration. Upon consummation of the Merger (the “Closing”), among other things, Plutus will acquire all outstanding equity interests in Choco Up in exchange for a mixture of newly issued Class A ordinary shares of Plutus (the “New Class A Shares”) and newly issued Class B ordinary shares of Plutus (the “New Class B Shares,” and the New Class B Shares together with the New Class A Shares, the “New Ordinary Shares”) in a transaction exempt from the registration requirements under the Securities Act of 1933.

The Merger values Plutus at an equity value at US$30,700,000 on a fully-diluted basis, and values Choco Up at an equity value at US$85,000,000 on a fully-diluted basis. Upon the effective time of the Merger (the “Effective Time”), all of the issued and outstanding equity of Choco Up will be exchange for 37,043,500 Class A Ordinary Shares and 5,456,500 Class B Ordinary Shares of Plutus (the “Merger Consideration”).

Upon consummation of the Merger, the existing Choco Up shareholders and existing Plutus shareholders will own approximately 73.47% and 26.53%, respectively, of the outstanding shares of the combined company on a fully diluted and as converted basis, and 74.68% and 25.32% voting power of the combined company, respectively.

Change of Name. Upon the Effective Time, Plutus will be renamed “Choco Up International Holdings Limited”.

Redesignation and Cancellation of Shares. On the Closing Date, immediately before the Effective Time, Plutus shall cause its memorandum and articles of association to be amended and restated in such form as shall be mutually agreed upon between Choco Up and Plutus (the “Plutus A&R MAA”). The Plutus A&R MAA shall include the redesignation of the current Plutus Ordinary Shares (as defined below) as follows:

●	(x) effective immediately prior to the Effective Time, 1,818,833 issued and outstanding ordinary shares of Plutus, par value US$0.0001 each (the “Plutus Ordinary Shares”), owned by Radiant Global Ventures Limited shall be re-designated as 1,818,833 issued and outstanding New Class B Shares; (y) 33,181,167 authorized but unissued Plutus Ordinary Shares shall be re-designated as 33,181,167 authorized but unissued New Class B Shares; (z) 13,531,167 issued and outstanding Plutus Ordinary Shares shall be re-designated as 13,531,167 issued and outstanding New Class A Shares; (xx) 251,468,833 authorized but unissued Plutus Ordinary Shares shall be re-designated as 251,468,833 authorized but unissued New Class A Shares; and (yy) 3,000,000 authorized but unissued preference shares of Plutus shall be cancelled (the “Re-designation and Cancellation of Shares”).

●	subsequent to the Re-designation and Cancellation of Shares, the authorized share capital of Plutus will be changed from US$30,300.00 divided into (x) 300,000,000 Ordinary Shares of Plutus of a nominal of a par value of US$0.0001 each, and (y) 3,000,000 Preference Shares of Plutus of a nominal of a par value of US$0.0001 each to US$30,000.00 divided into (xx) 265,000,000 New Class A Shares of par value US$0.0001 each, and (yy) 35,000,000 New Class B Shares of par value US$0.0001 each.

Conditions to Closing. The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Merger and related matters by the respective shareholders of Plutus and Choco Up, (ii) any regulatory approvals as described in the Merger Agreement by Plutus and Choco Up, (iii) no provision of any applicable legal requirement prohibiting, enjoining, restricting or making illegal the consummation of the Merger to be in effect, and no temporary, preliminary or permanent restraining Order enjoining, restricting or making illegal the Merger to be in effect, (iv) approval of the listing application submitted to Nasdaq by Plutus with regard to the New Class A Shares; and (v) no stop order, general suspension or material limitation of trading in the Plutus Ordinary Shares imposed or threatened by the SEC or Nasdaq.

Termination. The Merger Agreement, as amended, may be terminated under certain customary and limited circumstances at any time prior to the Closing, including (i) by the mutual written consent of Plutus and Choco Up, (ii) by Plutus or Choco Up, if the Closing shall not have occurred on or before June 30, 2026, subject to exceptions specified in the Merger Agreement, (iii) by Plutus or Choco Up, if a governmental entity shall have issued a final, non-appealable order or taken any other non-appealable action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, or (iv) by Plutus or Choco Up, if the other party breaches certain representations, warranties, or covenants, as specified in the Merger Agreement, and that breach is unable to be cured, or is not cured, within thirty (30) days.

Directors and Officers following the Merger. Upon consummation of the Merger, all five currently serving directors of Plutus are expected to remain serving on the board of directors. Percy Hung, the Founder and Chief Executive Officer of Choco Up, is expected to serve as the new Chief Executive Officer of the Company. Ting Kin Cheung, Plutus’ current Chief Executive Officer, will continue to serve as a member of the board. Plutus’ Chief Financial Officer, Chun Lok Yeung, Plutus’ Chief Financial Officer, is expected to continue to serve as CFO following the Merger.

Overview of Choco Up

Headquartered in Singapore, Choco Up is a leading growth and fintech platform specializing in growth capital financing in Asia Pacific. Choco Up offers easy-to-access, non-dilutive and flexible financing options for businesses at different growth stages, covering startups, growth-phase, established and public companies. It addresses its customers’ funding needs through a suite of tailored financing solutions enabled by its market insights and data-driven platform.

Since the launch of its platform in 2018, Choco Up has successfully funded more than 700 clients, supporting growth-stage companies across diverse industries. To date, the total funding amount has exceeded US$200 million.

Choco Up purchases a predetermined amount of the customer’s future receivables. In return, the customer disburses a specified fixed percentage of their cash inflow on a regular basis (e.g. daily, weekly or monthly) to Choco Up, which includes repayment of the purchase price and the service fees charged by Choco Up. The service fee rate is determined on a case-by-case basis, taking into account factors such as geographic market, funding amount, repayment period, amount of future receivables, as well as customer’s business sector, stage of business, risk profile and track record. This model allows customers to access funding in a timely manner without constraints of traditional financing, while Choco Up generates revenue through the difference between the purchase price and the total receivables collected.

Prior to 2022, Choco Up engaged business with counterparts across more than ten countries, establishing a broad international footprint. Since 2023, the company strategically realigned to focus to deepen market presence in Singapore, Hong Kong, Australia and Malaysia. The strategic move shows Choco Up’s commitment to localizing its offerings and concentrating resources to deliver differentiated financing and growth products tailored to the unique needs of each market.

Choco Up understands that businesses have unique financial needs based on their scale of operations and growth trajectories. It empowers startups, retailers, and other small to medium companies (SMEs) to expand their businesses with immediate access to financing that may not be readily available from traditional financing options. Choco Up’s funding model enables them to access capital without the need for equity dilution or the burden of providing collaterals or adhering to inflexible payment schedules typically associated with conventional debt financing.

Choco Up’s diverse range of financing solutions is designed to empower businesses at various stages, ensuring they have the necessary resources to thrive. Below is an overview of its key offerings:

●

Upstart: Choco Up’s revenue-based financing solution is tailored for asset-light merchants. This innovative solution allows businesses to access up to US$100,000 in funding without the burden of traditional loans or interest rates. Instead, repayments are made as a percentage of revenue, making it a flexible option for businesses experiencing fluctuations in cash flow. With Upstart, merchants can invest in growth opportunities, expand their market reach or cover unexpected expenses with ease.

●

Upfront: Choco Up’s trade and invoice financing solution for mature merchants looking to expand their business. It provides mature merchants with the ability to convert the non-due invoices into immediate cash. This solution is perfect for businesses that need to maintain smooth operations, restock inventory or seize new opportunities without delays. By leveraging Upfront, merchants can alleviate cash flow concerns and manage their expenses more effectively, ensuring that they can continue to operate and grow.

●	Uplift: Choco Up’s embedded financing solution that is designed to empower merchants seeking to accelerate businesses growth through integrated financing solutions. Tailored for potential business partners, Uplift enables seamless incorporation of Choco Up’s financing options directly into their product or service offerings. This unique approach allows merchants to enhance their sales capabilities by providing flexible payment solutions to their B2B customers. Uplift supports deeper market penetration and expands customer reach.

Choco Up’s financing solutions are powered by its robust data-driven fintech platform, designed to leverage data analytics and extensive integration to automate and streamline its operations, while ensuring robust credit control and risk management. At the core of this system is Choco Up’s proprietary digital funding infrastructure, which enables fast, automated applications and minimizes administrative overhead. The platform incorporates sophisticated credit modeling capabilities that leverage big data intelligence, integrating both quantitative and qualitative metrics for a comprehensive assessment of clients’ recoverability and business performance. By employing robotic process automation and artificial intelligence, Choco Up enhances its credit assessment efficiency and significantly reduces the likelihood of underperforming deals. With end-to-end automation embedded across pre- and post-funding stages, Choco Up’s technology enables proactive risk management, safeguards deal integrity, and supports the reliable delivery of tailored financing solutions. Additionally, Choco Up mitigates risks by requiring customers to provide personal or corporate guarantees, and typically requires customers to give instructions to relevant payment gateways to authorize them to pay future receivables to Choco Up directly until the total purchase price is fully repaid.

In addition to direct financing, Choco Up empowers its customers through a wide range of business growth solutions offered in collaboration with a network of trusted partners. Choco Up has established strategic partnerships with various service providers, including payment platforms, corporate SaaS tools, and marketing, logistics and financial advisory services. These collaborations, particularly through Choco Up’s Uplift solution and strategic partnerships with e-commerce platforms and payment solution providers, provide diverse resources that support growth for its customers. Choco Up’s cornerstone initiative, Uplift, enables merchants to embed the financing solutions of Choco Up into their product offerings. This integration enhances accessibility and delivers flexible payment alternatives to B2B customers, fostering improved customer acquisition and retention. These strategic partnerships allow Choco Up to access direct sales data from online marketplaces and gain valuable insights. In addition, Choco Up’s partnerships with payment providers also streamline its repayment processes through direct revenue-sharing models, easing cash flow management for clients. This comprehensive ecosystem empowers Choco Up’s clients and partners to drive sustainable growth and thrive even in the competitive landscape.

For additional information regarding Choco Up, please review Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K filed with the SEC on July 16, 2025.

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

Plutus Asset Management provides discretionary accounts services to manage external customer funds placed at Bank J. Safra Sarasin Ltd., Bank of Singapore, Nomura and others. We develop tailored investment strategies for customers based on their individual risk tolerance and investment preferences. Through our discretionary account services, we help customers invest in Hong Kong and U.S. equities, fixed income investments, private equity investments and other asset classes. Plutus Asset Management currently has approximately HK$159 million (approximately US$20million) in external customer funds under management.

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

Please see below the summary of the assets under management for the investment funds managed by Plutus Asset Management for the relevant periods:

	As at December 31, 2024 (US$ millions)	As at December 31, 2025 (US$ millions)
ACK Global Opportunities LPF	0	1.5
Plutus Greater China High Yield Fund I SP	6.9	3.4

Investment Advisory Services.

Plutus Asset Management provides investment advisory services for funds managed by other asset management companies and creates investment thesis and research analysis reports for our customers.

Plutus & Guardians Capital Limited

Plutus & Guardians Capital Limited is licensed as a money lender under the applicable laws of Hong Kong, it provides money lending services to its customers. The loans will be charged at an interest rate ranged from 8% to 36% per annum.

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

Plutus & Guardians Capital Limited

Money Lending Services

Plutus & Guardians Capital Limited principally engages in the provision of money lending services to its customers. The loans will be charged at an interest rate ranged from 8% to 36% per annum. Interest income is recognized over the period that the loans are outstanding.

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

Not all customers that have opened brokerage accounts with us, have also applied for margin accounts. As of December 31, 2024 and 2025, 55% and 15% of the customers that applied margin loans have margin loans outstanding.

The margin loans will be charged at an interest rate determined and reviewed by the Plutus Securities’ directors from time to time (at least once every month) which will be published in the statement of accounts to customers. The interest rates charged range from 8% to 20%, with reference to the credit risk, taking into account the collateral provided, the volatility of the market, and other factors. During the years ended December 31, 2024 and 2025, Plutus Securities financed its margin financing via its internal resources, and there are no financing costs or other related costs for its margin lending activities.

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

All margin loans are secured. During the year ended December 31, 2024, the Company has recovered HK$1,403,000 from the written off of margin loans, and so the Company has reversed the amount of HK$1,403,000 for the year ended December 31, 2024. During the year ended December 31, 2025, the Company recognised expected credit loss on margin loans amounted to HK$1,881,000.

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

Investment Manager for Funds

We enter into investment management agreement for the funds we manage, pursuant to which we will be authorized and responsible for its day-to-day investment activities, in order to achieve the investment objective. We have entered into investment management agreements with Plutus Guardians Fund SPC, for and on behalf of its two segregated portfolios, Plutus Guardians ABS Fund 1 SP and Plutus Greater China High Yield Fund I SP as at the date of this annual report. Our funds team will liaise with the potential investor whom are private companies or high net worth individuals and upon completion of the “Know-Your-Client” procedure, shall enter into a subscription agreement with the respective fund.

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

The Role of Account Executives

Account executives are independent licensed professionals who work under contract with our Group and serve to source customers and customer relationships for the Company. Account executives are individuals who are licensed by the SFC to perform regulated activities for a licensed financial institution. The account executives are required to apply for approval from the SFC as a licensed representative accredited to the licensed financial institution and the account executives can only work under one licensed financial institution at the same time. Therefore, the account executives are exclusive such that they cannot provide the same or similar services for another company at the same time. Our Company has four account executives as of December 31, 2024 and 2025.

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

The commission formulas applied for revenue from each of the securities trading, discretionary accounts, and funds businesses remained the same for the years ended December 31, 2024 and 2025. For the years ended December 31, 2024 and 2025, the commission rates paid varied according to the underlying investment product types.

Pursuant to the formula for commission rates, the commission rates range from 50% to 70%. The commission rates are generally close to 50% for revenue generated from securities trading, and the commission rates are generally close to 70% for revenue generated from discretionary accounts and funds. The commission rates shall be revised at the discretion of the Company from time to time. For the years ended December 31, 2024 and 2025, there was no change to the formula for the commission rates. Although the Company has the discretion to amend the commission rates from time to time, the commission rates are not expected to change regularly, in order to maintain to retain and incentivize the account executives.

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

	Plutus Securities		Plutus Asset Management
	For the years ended December 31,		For the years ended December 31,
Customer Category	2024	2025	2024	2025
Listed Companies and IPO Listing Applicants	0 customer (0%)	0 customer (0%)	0 customer (0%)	0 customer (0%)
Private Companies	3 customers (2%)	3 customers (2%)	11 customers (39%)	3 customers (15%)
High net worth individuals	14 customers (11%)	15 customers (11%)	17 customers (61%)	17 customers (85%)
Retail individuals	110 customers (87%)	130 customers (87%)	-	-
Total customers	127 customers (100%)	148 customers (100%)	28 customers (100%)	20 customers (100%)

Customer Concentration

For the year ended December 31, 2024, two customers accounted for 18% and 17% of the Company’s total revenues. For the year ended December 31, 2025, two customers accounted for 21% and 13% of our total revenues. No other customer accounts for more than 10% of the Company’s revenue for the years ended December 31, 2024 and 2025.

As of December 31, 2024, four customers accounted for 36%, 25%, 18% and 17% of the total balance of loans to customers and receivables from customer. As of December 31, 2025, two customers accounted for 60% and 16% of the total balance of loans to customers and receivables from customer. No other customer accounts for more than 10% of the Company’s loans to customers and receivables from customer as of December 31, 2024 and 2025.

As of December 31, 2024, two customers accounted for 51% and 12% of the total balance of payables to customers. As of December 31, 2025, three customers accounted for 28%, 15% and 15% of the total balance of payables to customers. No other customer accounts for more than 10% of the Company’s payables to customers as of December 31, 2024 and 2025.

The following table sets forth a summary of single customers who represented 10% or more of the Company’s total revenue:

	For the years ended December 31,
	2023	2024	2025	2025
	HKD’000	HKD’000	HKD’000	US$’000
Customer A	-	-	2,196	282
Customer B	*	1,619	1,382	178
Customer C	*	1,771	*	*
Customer D	7,316	-	-	-
Customer E	2,299	-	-	-

*	Less than 10%

None of the customers set forth above is a related party to the Company.

The following table sets forth a summary of single customer who represented 10% or more of the Company’s loans to customers and receivables from customers:

	As of December 31,
	2024	2025	2025
	HKD’000	HKD’000	US$’000
Customer A	-	36,518	4,692
Customer E	-	10,000	1,285
Customer F	5,939	*	*
Customer G	4,120	*	*
Customer H	2,966	*	*
Customers I	2,765	*	*

*	Less than 10%

Apart from Golden Harvest Trust Limited, none of the other customers set forth above is a related party to the Company.

The following table sets forth a summary of single customer who represented 10% or more of the Company’s payables to customers:

	As of December 31,
	2024	2025	2025
	HKD’000	HKD’000	US$’000

Customer J	*	5,886	756
Customer K	-	3,177	408
Customer L	5,289	3,063	394
Customer M	1,199	-	-

*	Less than 10%

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

None of the customers set forth above is a related party to the Company.

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

Employees

As of the date of this annual report, the Company has a total of 9 full time employees.

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

Plutus & Guardians Capital Limited’s office is located at Flat 45, 2/F, Eton Tower, 8 Hysan Avenue, Causeway Bay, Hong Kong. The current lease term runs for a period of 2 years commencing on March 20, 2024 and expiring on March 19, 2026. Plutus & Guardians Capital Limited pays monthly rent of HK$7,400. The Company believes its current premises are adequate for its operations.

Intellectual Property

As of the date of this annual report, the Company does not own any patents, copyrights, trademarks or domains.

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

Type 11: Dealing in OTC derivative products or advising on OTC derivative products(Note 1)

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

Minimum paid-up share capital requirement

The table below summarizes the minimum paid-up share capital and liquid capital that a licensed corporation is required to maintain for Type 1 (dealing in securities), Type 4 (advising on securities) and Type 9 (asset management) regulated activities:

Regulated activity	Minimum paid-up share capital		Minimum liquid capital
Type 1: Dealing in securities
(a) in the case where the corporation is an approved introducing agent or trader		-	HK$	500,000
(b) in the case where the corporation provides securities margin financing	HK$	10,000,000	HK$	3,000,000
(c) in any other case	HK$	5,000,000	HK$	3,000,000

Type 4: Advising on securities
(a) in the case where the corporation is subject to the licensing condition that it shall not hold customer assets		-	HK$	100,000
(b) in any other case	HK$	5,000,000	HK$	3,000,000

Type 9: Asset management
(a) in the case where the corporation is subject to the licensing condition that it shall not hold customer assets		-	HK$	100,000
(b) in any other case	HK$	5,000,000	HK$	3,000,000

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

Our revenue was HK$21,939,000, HK$9,748,000 and HK$10,439,000 (US$1,341,000) for the years ended December 31, 2023, 2024 and 2025, respectively. Our net loss was HK$6,014,000, HK$5,523,000 and HK$39,353,000 (US$5,059,000) for the year ended December 31, 2023, 2024 and 2025, respectively.

Results of Operations for Fiscal Years Ended December 31, 2023, 2024 and 2025

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

Years Ended December 31, 2023 and 2024 and 2025

	2023 HK$’000	2024 HK$’000	2025 HK$’000	2025 US$’000
Revenues
Securities brokerage commission	3,513	2,145	2,117	272
Securities brokerage handling fee	261	349	378	49
Underwriting and placing services fee	8,237	-	-	-
Asset management fee	3,947	4,195	3,735	479
Interest income	5,981	3,059	4,209	541
Total revenues	21,939	9,748	10,439	1,341
Expenses:
Compensation and benefits	7,550	8,633	12,575	1,616
Commission expense	2,037	2,538	2,309	297
Advertising and marketing	2,254	608	3,912	503
Lease expense	1,261	1,250	1,204	155
Legal and professional fee	2,356	2,077	16,352	2,101
Provision for (reversal of) allowance for expected credit loss	10,944	(1,403)	1,881	242
Other general and administrative	2,816	3,277	5,518	709
Total expenses	29,218	16,980	43,751	5,623

Loss from operations	(7,279)	(7,232)	(33,312)	(4,282)

Other income, net	207	596	989	127
Share of losses of associate	-	-	(43)	(6)
Impairment on investment under equity method	-	-	(3,900)	(501)

Loss before income taxes	(7,072)	(6,636)	(36,266)	(4,662)
Income tax (benefits) expenses	(1,058)	(1,113)	3,087	397
Net loss	(6,014)	(5,523)	(39,353)	(5,059)

Revenues

Revenues comprised:

	For the year ended December 31,
	2023	2024	2025
	HKD’000	HKD’000	HKD’000
Commission and handling fee
Securities brokerage commission	3,513	2,145	2,117
Securities brokerage handling fee	261	349	378
Placing commission	8,237	-	-
	12,011	2,494	2,495
Asset management fee
Management fee	3,947	4,195	3,735
	3,947	4,195	3,735
Interest income
Margin financing	5,981	3,059	1,475
Money Lending	-	-	2,734
	5,981	3,059	4,209

Total revenues	21,939	9,748	10,439

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

The securities brokerage commissions from dealing with listed securities are HK$3,513,000, HK$2,145,000 and HK$2,117,000 for the years ended December 31, 2023, 2024 and 2025, respectively. The change in brokerage commissions from dealing with listed securities was due to the variance in trading volume of the securities by our customers. The underlying trading volumes were approximately HK$1,877 million, HK$1,276 million and HK$1,323 million as executed and cleared for the years ended December 31, 2023, 2024 and 2025, respectively. The number of our active customers remained stable and amounted to 134, 127 and 148 for the year ended December 31, 2023, 2024 and 2025, respectively. The active customer represents a customer who maintains a balance of either deposit or securities in their Plutus account as of any month end date throughout the respective periods. The variance in the trading volume was reflecting the overall market sentiment of the Hong Kong stock market. We earned all commissions from our individual customers.

For the trading in fixed income products, securities brokerage commission was HK$672,000, HK$62,000 and HK$32,000 (US$4,100) for the years ended December 31, 2023, 2024 and 2025, respectively. The underlying trading volume was approximately HK$251 million, HK$30 million and HK$18 million as executed and cleared for the years ended December 31, 2023, 2024 and 2025 respectively, as we extended our product type as there was a growing demand for the trading of fixed income products. We received the entire commission for trading in fixed income products from external brokers.

The handling fees as charged by us were HK$261,000, HK$349,000 and HK$378,000 (US$49,000) for the years ended December 31, 2023, 2024 and 2025, respectively. The increase in handling fee was due to more nominee services and corporate actions for the securities held by the customers was provided during the years.

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

For the years ended December 31, 2023, 2024 and 2025, there were no IPOs underwritten by Plutus Securities due to the low sentiment in the IPO market in Hong Kong. The Company did not act as a sub-placing agent and accordingly, there was no sub-placement revenue for those periods. There was no commission from the underwriting services or sub-underwriting services for those years.

The revenue from the placement services of HK$8,237,000 for the years ended December 31, 2023 represented the placing proceeds amounting to approximately US$8 million and the weighted average rates of approximately 14%. The Company took the lead in providing the placing services by sourcing investors or lenders and received the placing commission from the debt issuers for year ended December 31, 2023. The Company did not provide any placement services during the year ended December 31, 2024 and 2025 as the proposed placements were turned down due to insufficient interest in the potential investor.

Fund performance fees are based on 20% of the amount by which the value of the funds exceed their high-water marks. No fund performance fees will be charged until the discretionary accounts or funds exceed their respective high-water marks. The asset management fee amounted HK$3,947,000, 4,195,000 and HK$3,735,000 for the year ended December 31, 2023, 2024 and 2025, respectively. The average fund size of the assets under management was US$28 million, US$28 million and US$26 million as at December 31, 2023, 2024 and 2025, respectively.

Interest income generated from margin financing decreased from HK$5,981,000 for the year ended December 31, 2023 to HK$3,059,000 for the year ended December 31, 2024 and then further decreased to HK$1,475,000 for the year ended December 31, 2025.

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

As of December 31, 2023, 2024 and 2025, the Company’s margin loans to customers were HK$34,477,000, HK$15,901,000 and HK$10,049,000, respectively, and the market value of the related collateral were HK$180,115,000, HK$48,168,000 and HK$84,480,000 respectively. The proportion of collateralization, being the market value of the collateral divided by the outstanding margin loans, is 522%, 303% and 840% as of December 31, 2023, 2024 and 2025, respectively. All of the collateral for the margin loans consisted of listed securities and no other assets are accepted as collateral.

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

The margin loans were charged at an interest rate determined and reviewed by our directors from time to time (at least once every month) which will be published in the statement of accounts to customers. The interest rates we charged ranged from 8% to 20% during the years ended December 31, 2023, 2024 and 2025, respectively. The average interest rates were 13%, 12% and 11% for the year ended December 31, 2023, 2024 and 2025, respectively.

Interest income generated from IPO financing represented interest income earned from IPO loans extended to customers for IPO subscriptions. There is no interest income generated from IPO financing during the years ended December 31, 2023, 2024 and 2025 as no customers applied for IPO subscriptions due to weak market sentiment in the Hong Kong IPO market.

Interest income generated from money lending business represented interest income earned from loans extended to customers. As of December 31, 2025, the loans extended to customers amounted to HK$50,309,000. The director of the Company considered that the money lending business could be a stable income stream added to the Group for customers do not have listed securities as collateral. The interest charged to the customers is ranged from 8% to 36% per annum.

Operating expenses

Operating expenses were:

	For the year ended December 31,
	2023	2024	2025
	HK$’000	HK$’000	HK$’000
Compensation and benefits	7,550	8,633	12,575
Commission expense	2,037	2,538	2,309
Advertising and marketing	2,254	608	3,912
Lease expense	1,261	1,250	1,204
Legal and professional fee	2,356	2,077	16,352
Provision for (reversal of) allowance for expected credit loss	10,944	(1,403)	1,881
Other general and administrative	2,816	3,277	5,518
Total operating expenses	29,218	16,980	43,751

Compensation and benefits represent the salaries, performance based discretionary bonuses and contribution to mandatory provident fund paid for the Company’s staff. Compensation increased from HK$7,550,000 for the year ended December 31, 2023 to HK$8,633,000 for the year ended December 31, 2024 due to increase in headcount by one employee and increase in overall discretionary bonus.

Compensation increased from HK$8,633,000 for the year ended December 31, 2024 to HK$12,575,000 for the year ended December 31, 2025 due to discretionary bonus and salary increasement after listing and independent director remuneration.

Commission expenses represent the commission to our account executives. Account executives are individuals who are licensed by the SFC to perform regulated activities for a licensed financial institution. The account executives are required to apply for approval from the SFC as a licensed representative accredited to the licensed financial institution and the account executives can only work under one licensed financial institution at the same time. Therefore, the account executives are exclusive such that they cannot provide the same or similar services for another company at the same time. Our Group has four account executives as of December 31, 2023, 2024 and 2025.

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

During the year ended December 31, 2025, all account executives procured trading volume of approximately HK$700 million for the securities trading business, investments of approximately HK$140 million for the discretionary accounts, and investments of approximately HK$45 million for the funds. The associated revenues for the Company generated from the securities trading business, discretionary accounts, and funds were approximately HK$190,000, HK$2.1 million, and HK$900,000, respectively. The amount of commissions paid to account executives for the associated revenue generated from securities trading, discretionary accounts and funds were approximately HK$133,000, HK$1.54 million and HK$720,000, respectively.

The commission formulas applied for revenue from each of the securities trading, discretionary accounts, and funds businesses remained the same for the years ended December 31, 2023, 2024 and 2025. The commission rates paid varied according to the underlying investment product types.

Pursuant to the formula for commission rates, the commission rates range from 50% to 70%. The commission rates are generally close to 50% for revenue generated from securities trading, and the commission rates are generally close to 70% for revenue generated from discretionary accounts and funds. The commission rates shall be revised at the discretion of the Company from time to time. For the years ended December 31, 2023, 2024 and 2025, there was no change to the formula for the commission rates. Although the Company has the discretion to amend the commission rates from time to time, the commission rates are infrequently revised and are not expected to change regularly in order to retain and incentivize the account executives.

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

Advertising and marketing expenses mainly consist of advertising, promotion and marketing expenses to build up the Company’s brand recognition and awareness. The Company engages marketing companies for promotion, brand building and sourcing potential customers primarily target the customers with PRC background. The marketing services, among others, included online advertisement in search engines to increase internet traffic, roadshow inviting potential investors to meet with the Company. During the year ended December 31, 2023, 2024 and 2025, advertising and marketing expenses were HK$2,254,000, HK$608,000 and HK$3,912,000, respectively.

Legal and professional fees amounted to HK$2,356,000, HK$2,077,000, and HK$16,352,000 for the years ended December 31, 2023, 2024, and 2025, respectively. The significant increase in legal and professional fees for the year ended December 31, 2025 was primarily attributable to the Company’s successful listing on Nasdaq in February 2025. Such increase mainly consisted of professional fees and expenses mainly represent for compliance services and consultancy fees.

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

During the year ended December 31, 2024, the Company has successfully recovered HK$1,427,000 from the margin loans with expected credit loss, therefore, a reversal of the same amount was recognized.

During the year ended December 31, 2025, the Company recognize HK$1,881,000 expected credit loss for the new margin loans granted to the customers.

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

Investment in Associate – Golden Harvest Trust Limited

In the second quarter of 2025, the Company completed a strategic investment of HK$6,500,000 for a 20% equity interest in Golden Harvest Trust Limited (“Golden Harvest”), an associate company specializing in professional fiduciary services and trust administration. Golden Harvest holds a valid Hong Kong trust license, which we consider a critical strategic asset. This investment is intended to create a comprehensive wealth management ecosystem, enabling us to offer a one-stop solution for securities trading, asset management and trust services, thereby increasing clients’ stickiness and lifetime value.

During the fiscal year ended December 31, 2025, Golden Harvest demonstrated operational viability, recording revenue of approximately HK$845K. However, in the first quarter of 2026, Golden Harvest was notified of the closure of one of its bank accounts used for managing client funds. Following a rigorous risk assessment, management concluded that this closure was an isolated administrative event rather than a structural or systemic failure, as Golden Harvest’s other operational accounts remain unaffected. While we believe the business will resume normal operations upon the activation of new banking arrangements, we have decided to prudently adjust our 2026 financial forecasts to reflect the temporary operational disruption.

Impairment of Investment

As of December 31, 2025, in accordance with our accounting policies and for presenting a conservative and fair view of the investment’s carrying value as of the balance sheet date, we performed an impairment assessment on our investment in Golden Harvest. This assessment considered the revised near-term business forecasts impacted by the aforementioned banking transition. Based on the evaluation, we recognized an impairment loss of HK$3,900,000.

It should be noted that under applicable accounting standards, the aforementioned impairment losses recognized are not reversible in subsequent periods. Therefore, should Golden Harvest’s performance meet or exceed original forecasts following resolving of its banking transition, the carrying value will not be restated upward, which may result in the investment being valued below its fair market value in future periods. Notwithstanding this impairment, management remains committed to Golden Harvest as a core component of our long-term strategy to capture synergies across our financial services platform.

General and administrative expenses included entertainment expenses, office supplies and upkeep expenses and other miscellaneous administrative expenses. The following table sets forth a summary of further breakdown of the general and administrative expense:

	For the year ended December 31,
	2023	2024	2025	2025
	HK$’000	HK$’000	HK$’000	US$’000
Expenditure in IT	697	795	1,068	137
Business entertainment	526	658	1,086	140
Management fee	-	-	-	-
Office supplies	508	859	1,847	237
Sundry and other miscellaneous	1,083	965	1,517	194
Total other general and administrative expenses	2,816	3,277	5,518	709

The total other general and administrative accounted for approximately 10%, 19% and 13% of the total operating expense for the years ended December 31, 2023, 2024 and 2025, respectively. The decrease in the proportion for the year ended December 31, 2023 was due to the increase in the total operating expense resulted by the recognition of expected credit loss in the year ended December 31, 2023.

Loss from operations

Loss from operations for the year ended December 31, 2023, 2024 and 2025 was HK$7,279,000, HK$7,232,000 and HK$33,312,000 (US$4,282,000), respectively. The loss from operations for the year ended December 31, 2023 was primarily because of the expected credit loss on the loans to customers of HK$10,944,000 and the loss from operations for the year ended December 31, 2024 was primarily because of the drop in revenue. The loss from operations for the year ended December 31, 2025 was primarily because of the increase in the legal and professional fee incurred during the year.

Income tax benefit (expense)

The effective tax rate for the year ended December 31, 2023 and 2024 were 18% and 20% respectively. The effective tax rate was in line with the tax rate of Hong Kong.

Income tax expense for the year ended December 31, 2025 was significantly impacted by the reversal of deferred tax assets recognized in prior years. As of December 31, 2025, management reassessed the recoverability of the deferred tax assets and determined that it was no longer probable that sufficient future taxable profits would be available to utilize certain deductible temporary differences and tax losses. Accordingly, deferred tax assets of HK$1,881,000 related to allowance for expected credit losses and HK$3,876,000 related to tax losses were reversed during the year, resulting in an income tax expense of HK$3,087,000 for the year ended December 31, 2025.

B. Liquidity and Capital Resources

Liquidity and Capital Resources

Our principal sources of liquidity to finance our operating activities come from shareholders’ contributions. As of December 31, 2025, the Company had HK$12,963,000 cash and cash equivalents and HK$20,431,000 cash segregated for regulatory purpose.

The Company has a pending merger agreement with Choco Up Group Holdings Limited (“Choco Up”). This transaction represents a transformative event for the Company. Upon completion of the merger, the Company’s capital structure will be significantly altered due to the issuance of new Class A and Class B ordinary shares to Choco Up shareholders. The transaction is currently subject to ongoing regulatory review by Nasdaq. The Company is actively addressing Nasdaq’s inquiries to facilitate the approval of the transaction. While the pending merger creates uncertainties regarding our future capital structure and strategic direction, we believe our current liquidity and capital resources are sufficient to support our ongoing operations during this interim period. The successful completion of the merger remains a key strategic priority, and, until the transaction closes, we continue to manage our operations as an independent entity.

The Company believes that its current cash and cash equivalents and cash segregated for regulatory purpose and its anticipated cash flows from operations will be sufficient to meet its cash needs for general corporate purposes for at least the next 12 months.

Regulatory Capital Requirements

Subject to certain exemptions specified under the Securities and Futures (Financial Resources) Rules of Hong Kong (the “HK Financial Resources Rules”), as two of our wholly owned Hong Kong subsidiaries, Plutus Securities and Plutus Asset Management are companies registered to carry out Type 1 (dealing in securities), Type 4 (advising on securities) and Type 9 (asset management) regulated activities with the Securities and Futures Commission of Hong Kong, an independent statutory body set up in accordance with the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”), and both Plutus Securities and Plutus Asset Management are required to maintain minimum paid-up share capital and required liquid capital in accordance with the HK Financial Resources Rules to ensure an adequate amount of liquidity while conducting regulated activities business. The following table sets forth a summary of the requirements under the HK Financial Resources Rules that are applicable to Plutus Securities and Plutus Asset Management and their actual liquid capital as of December 31, 2024 and 2025 respectively:

Company	Type of regulated activities	Minimum amount of paid-up capital	Required liquid capital as of December 31, 2024	Required liquid capital as of December 31, 2025	Actual liquid capital as of December 31, 2024	Actual liquid capital as of December 31, 2025
		(HK$’000)	(HK$’000)	(HK$’000)	(HK$’000)	(HK$’000)
Plutus Securities	Type 1	10,000	3,000	3,000	23,934	8,255
Plutus Asset Management	Type 4 and 9	5,000	3,000	3,000	5,763	5,158

The paid-up capital is not defined under the SFO, but it generically refers to the actual paid-up share capital of a company by its shareholders. The liquid capital of the Company is determined based on its liquid assets minus its liquid liabilities, as defined in accordance with the relevant rules of the SFO. Liquid assets primarily represent our bank balances and account receivables from margin financing and dealing in securities, and the liquid liabilities primarily represent our account payables to clearing houses and related parties and concentration of margin financing. As of December 31, 2024 and 2025, both Plutus Securities and Plutus Asset Management have exceeded the required regulatory capital requirements, and were in compliance with their respective regulatory capital requirements.

Cash Flows

Years Ended December 31, 2023, 2024 and 2025

	2023 HK$’000	2024 HK$’000	2025 HK$’000
Net cash generated from (used to) operating activities	10,202	(8,088)	(80,146)
Net cash (used in) generated from investing activities	(19)	(1,300)	(9,525)
Net cash (used in) generated from financing activities	(7,174)	(558)	82,478

Cash at beginning of year	47,524	50,533	40,587
Cash at end of year	50,533	40,587	33,394

Cash Flows in Operating Activities – Fiscal Years Ended December 31, 2023, 2024 and 2025

Net cash used in operating activities was HK$10,202,000 for the year ended December 31, 2023 as compared to net loss after income taxes and adjustments of depreciation of HK$6,014,000 for the year ended December 31, 2023. The difference was primarily attributable to (i) non-cash nature of the expected credit loss on loans to customers of HK$10,944,000, (ii) decrease in loan to customers of HK$11,104,000, and (iii) increase in decrease in payables to customers and clearing organization of HK$5,670,000, offset by the increase in receivables from customers and broker-dealers of HK$7,812,000.

Net cash used in operating activities was HK$8,088,000 for the year ended December 31, 2024 as compared to net loss after income taxes and adjustments of depreciation of HK$5,523,000 for the year ended December 31, 2024. The difference was primarily attributable to (i) decrease in loan to customers of HK$20,003,000, and (ii) decrease in receivables from customers and broker-dealers of HK$10,525,000, offset by the increase in payables to customers and clearing organization of HK$30,501,000.

Net cash used in operating activities was HK$80,146,000 for the year ended December 31, 2025 as compared to net loss after income taxes and adjustments of depreciation of HK$37,402,000 for the year ended December 31, 2025. The difference was primarily attributable to the increase in loans to customers of HK$46,338,000.

Cash Flows in Investing Activities – Fiscal Years Ended December 31, 2023, 2024 and 2025

There were no significant cash flows used in investing activities during the year ended December 31, 2023. The cash flow used in investment activities during the year ended December 31, 2024 represents the purchase of property, plant and equipment.

The cash flow used in investment activities during the year ended December 31, 2025 was primarily attributable to the acquisition of an investment under equity method of HK$6,500,000, and set up of a new EPR system amounted to HK$3,340,000.

Cash Flows in Financing Activities – Fiscal Years Ended December 31, 2023, 2024 and 2025

For the year ended December 31, 2023, cash used in financing activities of HK$7,174,000 was primarily attributable to the advance to a related party.

For the year ended December 31, 2024, cash used in financing activities of HK$558,000 was primarily attributable to the payment for the deferred IPO cost.

For the year ended December 31, 2025, cash generated from financing activities of HK$82,478,000 was primarily attributable to the proceed from IPO and private placement amounted to HK$60,176,000 and HK$16,302,000, respectively.

Analysis of Items with Major Changes on the Consolidated Balance Sheets

As of December 31, 2024 and 2025

	As of December 31,
	2024	2025	2025
	HK’000	HK’000	US$’000
Assets
Current assets:
Cash and cash equivalents	30,618	12,963	1,665
Cash segregated for regulatory purpose	9,969	20,431	2,625
Loans to customers	15,901	56,250	7,227
Loans to customers - related parties	-	4,108	528
Receivables from:
Customers	167	239	31
Customers – related parties	343	91	11
Broker-dealers	267	142	18
Clearing organization	696	387	50
Prepaid expenses and other current assets	5,485	15,910	2,044
Amount due from related parties	408	59	8
Income tax refundable	692	521	66
Total current assets	64,546	111,101	14,273
Non-current assets:
Property, plant and equipment, net	966	560	72
Right-of-use assets	2,083	1,009	130
Intangible asset	600	3,550	456
Deferred tax assets	3,087	-	-
Investment under equity method	-	2,557	329
Refundable deposit	447	475	62
Total non-current assets	7,183	8,151	1,049
TOTAL ASSETS	71,729	119,252	15,322

Liabilities and Stockholders’ Equity
Current liabilities:
Payables to:
Customers	4,912	15,836	2,035
Customers - related parties	5,433	4,919	631
Clearing organizations	25	35	4
Accruals and other current liabilities	2,686	3,510	451
Accrued commission to account executives	1,327	909	117
Lease liabilities - current	1,133	1,001	129
Amount due to a related party	-	6,000	771
Total current liabilities	15,516	32,210	4,138

Non-current liability:
Lease liabilities - non-current	994	-	-
Total non-current liability	994	-	-
TOTAL LIABILITIES	16,510	32,210	4,138

Cash and cash equivalents

Cash and cash equivalents consist of funds deposited with banks, which are highly liquid and are unrestricted as to withdrawal or use. The balance of cash and cash equivalents were HK$30,618,000 and HK$12,963,000 as of December 31, 2024 and 2025, respectively.

Cash segregated for regulatory purpose represent the amount of cash deposited by our customers that has been segregated as required by the rules mandated by the SFC. A corresponding payable to customers is recorded upon receipt of the cash from the customer. Cash segregated for regulatory purpose increased from HK$9,969,000 as of December 31, 2024 to HK$20,431,000 as of December 31, 2025 primarily because of the increase in cash kept by customers on their securities accounts. The increase in cash segregated for regulatory purpose was in line with the increase in payables to customers year over year.

Loans to customers

The amount of margin lending to customers decreased from HK$15,901,000 as of December 31, 2024 to HK$10,049,000 as of December 31, 2025 because customers were utilizing a lesser portion of the margin limits available to them as of December 31, 2025 when compared to as of December 31, 2024.

All of the margin loans granted to our customers are pledged with shares of listed companies on the stock exchange of Hong Kong as securities collateral and a letter of personal guarantee of our customers. The collateral securities have a regular mark-to-market mechanism for setting a fair market value and we have a dedicated team to monitor the collateral requirements on a daily basis.

As of December 31, 2024 and 2025, the market value of the related collateral were HK$48,168,000 and HK$84,480,000 respectively. The proportion of collateralization, being the market value of the collateral divided by the outstanding margin loans, is 303% and 840% as of December 31, 2024 and 2025, respectively. All of the collateral for the margin loans consisted of listed securities and no other assets are accepted as collateral. There were no outstanding IPO loans to customers as of December 31, 2024 and 2025.

The amount of money lending to customers amounted to HK$50,309,000 as of December 31, 2025.

C. Research and Development, Patents and Licenses, etc.

See “Item 3. Key Information- PRC Government Permissions and Approvals” and “Item 4. Information on the Company-B. Business Overview-Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from January 1, 2025 to December 31, 2025 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Loans to customers

Loans primarily include loans to customers under money lending business, margin loans and Initial Public Offering (“IPO”) loans extended to customers, collateralized by customers’ securities and are carried at the amount receivable net of an allowance for expected credit losses. For loans to customers for margin loans and IPO loans extended to customers, collateral is required to be maintained at specified minimum levels at all times. The Company monitors margin levels and requires customers to provide additional collateral, or reduce margin positions, to meet minimum collateral requirements if the fair value of the collateral changes. The Company applies the practical expedient based on collateral maintenance provisions under Accounting Standards Codification (ASC) 326, Financial Instruments – Credit Losses (“ASC 326”), in estimating an allowance for credit losses for loans. In accordance with the practical expedient, when the Company reasonably expects that borrowers (or counterparties, as applicable) will replenish the collateral as required, there is no expectation of credit losses when the collateral’s fair value is greater than the amortized cost of the financial asset. If the amortized cost exceeds the fair value of collateral, then credit losses are estimated only on the unsecured portion.

For loans to customers under normal course of business, in accordance with ASC 326, the Company measures its allowance for credit losses using an expected credit loss model that reflects the Company’s current estimate of expected credit losses inherent in the enterprise and the loans to customers balance. In determining the expected credit losses, the Company considers its historical loss experience, the aging of its loans balance, current economic and business conditions, and anticipated future economic events that may impact collectability. The Company reviews its allowance for credit losses periodically and as needed, amounts are written-off when determined to be uncollectible.

An allowance for credit losses on unsecured or partially secured receivables from customers is estimated based on the aging of those receivables. Unsecured balances due to confirmed fraud are written off immediately. Margin loans with collateral deficiency would be considered delinquent if the unsecured loans are lower than the collateral value, taking into account the repayment history and trading frequency of the customers. Provision for expected credit losses on the delinquent margin loans and the accrued interest receivables are recorded in the consolidated statements of loss and other comprehensive loss at the end of each periodic review period. When the value of the collateral drops below a certain threshold, the Company requires the borrower to deposit additional funds or securities to maintain the required equity ratio within a time range determined by the Company case by case. The Company might agree with customers not to liquidate their collateral and not to call for their personal guarantees immediately upon negotiation of repayment plans on the outstanding margin loans. If the discussion fails or the customers fail to comply with the repayment plan, the collateral security will be liquidated to restore compliance with the collateral requirement, and the Company will receive the proceeds immediately. In the event that there are margin loans outstanding after the liquidation of all collateral securities, the Company pursues legal action to recover outstanding margin loans, followed by bankruptcy petitions for the customers by calling on letters of personal guarantee. Generally, guarantee by account executives as primary obligors of the payment of all amounts due to the Company by the investors is procured. Should any responsible account executives provide personal guarantees on the margin loan of the customer, the Company would proceed to take legal action against them. Collection efforts are considered to be ceased when the court announces the bankruptcy of customers and their account executives, if any. Then, the Company will charge off margin loan receivables upon the bankruptcy announcement of the customers or the responsible account executives, if any. The Company charges off receivables from allowance for credit losses after all collection efforts have ceased. If the receivables charged off exceed the provision for credit losses, the excess amounts are directly charged off in the consolidated statements of loss and other comprehensive loss. There are no receivables directly charged off in the consolidated statements of loss and other comprehensive loss in excess of the provision for credit losses during the years ended December 31, 2023, 2024 and 2025. Customers with margin loans have agreed to allow the Company to pledge collateralized securities in accordance with applicable regulations. The collateral is not reflected in the consolidated financial statements. As of December 31, 2024 and 2025, allowance for credit losses of approximately HKD9,517,000 and HKD6,033,000 was arisen from the assessment of credit losses for loans, respectively.

Receivables

Receivables from customers mainly include (i) amounts due on brokerage transactions on a trade-date basis and (ii) asset management and advisory fee receivables from customers.

Receivables from broker-dealers represent the receivable on trades that are not withdrawn by the Company.

The receivables from customers and broker-dealers are viewed as past due or delinquent based on how recently payments have been received. The Company has contractual rights to receive cash on demand from customers and broker-dealers. The allowance for expected credit losses is estimated based upon the assessment of various factors including historical experience, delinquency of the receivable balances, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect our customers’ ability to pay. An allowance is also made when there is objective evidence to reasonably estimate the amount of probable loss. The Company regularly reviews the adequacy and appropriateness of the allowance for expected credit loss. As of December 31, 2024 and 2025, allowance for credit losses of HKD24,000 and HKD24,000 was arisen from the assessment of credit losses for receivables from customers and broker-dealers, respectively.

Receivables from the clearing organization, Hong Kong Exchanges and Clearing Limited (“HKEx”) include those arising from unsettled trades on a trade-date basis. The proceeds receivable on trades that have yet to settle are usually settled within two days. The Company’s policy is to net the receivables from and payables to clearing organizations that meet the offsetting requirements prescribed in ASC Topic 210-20. As of December 31, 2024 and 2025, no receivables from clearing organizations are past due or delinquent as the receivables are normally being settled within two days after the trade execution. As of December 31, 2024 and 2025, allowance for credit losses of nil and nil was arisen from the assessment of credit losses for receivables from clearing organization.

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

Asset management and advisory fee

Revenue from asset management and advisory services is primarily in connection with (i) services as an investment manager or an advisor from funds or investments; and (ii) fund subscription services to customers. The Company rendered management and advisory services to individual customers as a principal which are recorded over the period of service provided. Asset management and advisory service fee is charged by the Company to funds monthly and collected directly out of custodial accounts. The Company acts as a principal to provide investment and advisory services to individual customers and charges customers asset management and advisory fee at fixed amount or fixed percentage of asset value under management in accordance with the agreement. Performance bonus is recognized at a point in time when the investment portfolio of the customers meet certain level. There is variable consideration in the transaction price if the fee is charged at a fixed percentage of asset values. The fee is due and paid within the specified terms of payment.

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

Interest income from securities related services

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

Interest income from money lending business

The Company offers money lending services to corporations and individuals. Interest income is recognized monthly in accordance with their contractual terms and recorded as interest income. Interest income is recognized as it accrued using the effective interest method.

There were no contract assets or contract liabilities balances as of December 31, 2024 and 2025.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 “Significant Accounting Policies — Recently Issued Accounting Pronouncements” of our consolidated financial statements.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Zhisheng Zhao	55	Chairman and Director
Ting Kin Cheung	43	Chief Executive Officer and Director
Chun Lok Yeung	38	Chief Financial Officer
Wing Cheung Yan	60	Independent Director
Tin Shun Lui	44	Independent Director
Wing Yan Lam	38	Independent Director

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

Wing Yan Lam – Independent Director

Ms. Wing Yan Lam has over 10 years of experience in accounting, auditing, and financial reporting. Ms. LAM currently serves as an independent non-executive director of Plutus Financial Group Limited, a position she has held since February 2025, and as Chief Financial Officer of Barentsz Capital Limited since December 2024, and as Head of Advisory at Soar Harvest Consultants Limited, a role she has held since May 2021. Ms. Lam has served as a director of A.C.T. Infrastructure Limited, A.C.T. Green and Future Limited, and Grand Harvest Corporate Services Limited. Previously, she served as a Chief Financial Officer of Wellfit Paper Products (International) Limited from September 2018 to May 2021, where she led the listing and interim reporting process, advised on internal control systems, and prepared financial statements. Earlier in her career, she held financial leadership roles at Perfect Ease Holdings Limited from January 2017 to July 2018 and Triangular Force Construction Engineering Limited, a subsidiary of China New Consumption Group Limited (HKEX: 8275) from December 2016 to November 2017, overseeing listing processes and financial reporting. Ms. LAM began her career in public accounting, serving as a Senior Accountant at Ernst & Young Hong Kong from November 2014 to November 2016, RSM Hong Kong from January 2014 to November 2014, and PKF Hong Kong from September 2011 to January 2014, where she specialized in audit engagements for various industries. Ms. LAM obtained a Bachelor of Business Administration in Accountancy (Honors) from The Hong Kong Polytechnic University in 2011 and a Master of Accountancy from The Chinese University of Hong Kong in 2023. She is a practicing member of the Hong Kong Institute of Certified Public Accountants, a certified tax advisor (non-practicing) of the Taxation Institute of Hong Kong, and a member of the Institute of Chartered Accountants in England and Wales. We believe that Ms. LAM’s significant experience in accounting, auditing, and financial reporting make her qualified to serve as a member of our board of directors and as our Chief Financial Officer.

Family Relationships

There are no family relationships among the directors and executive officers of the Company.

B. Compensation

As of December 31, 2025, we paid an aggregate of approximately HK$8.6 million to our executive officers and directors. For the fiscal year ended December 31, 2024, we paid an aggregate of approximately HK$5.2 million to our executive officers and directors.

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

Corporate Governance

The Company is a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, it may at its option comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. While the Company intends to voluntarily follow most Nasdaq corporate governance rules, including rules regarding committee structure and director independence, as described above, it may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from the requirement that a majority of our board of directors consists of independent directors.

●	Exemption from the requirement that our audit committee have a written charter addressing the audit committee’s responsibilities and authority as set forth in Nasdaq Rule 5605(c)(1).

●	Exemption from the requirement that our compensation committee have a written charter addressing the remuneration committee’s responsibilities and authority as set forth in Nasdaq Rule 5605(d).

●	Exemption from the requirement to have independent director oversight of director nominations and a formal written charter or board resolution addressing the nominations process as set forth in Nasdaq Rule 5605(e).

●	Exemption from the requirement that the Company has a code of conduct applicable to all directors, officers and employees and from any requirement that it has a code of conduct in compliance with Section 406 of the Sarbanes-Oxley Act of 2002.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although the Company will require board approval of any such waiver, it may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

●	Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of stock option plans.

●	Exemption from the requirements governing the review and oversight of all “related party transactions,” as defined in Item 7.B of Form 20-F.

●	Exemption from the requirement that our board of directors shall have regularly scheduled meetings at which only independent directors are present as set forth in Nasdaq Rule 5605(b)(2).

The Company currently relies, and will continue to rely, on the foreign private issuer exemption with respect to Nasdaq Rule 5635, including:

●	Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of stock option plans.

●	Exemption from the requirement to obtain shareholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Company.

●	Exemption from the requirement to obtain shareholder approval prior to the issuance of securities in connection with acquisition of the stock or assets of another company.

●	Exemption from the requirement to obtain shareholder approval for transactions other than public offerings conducted at an issuance price that is less than the Nasdaq Minimum Price and involve the issuance or potential issuance of ordinary shares (or securities convertible into or exercisable for ordinary shares) which equal 20% or more of the outstanding ordinary shares or 20% or more of the voting power outstanding before the issuance.

Although the Company currently relies on home country practice in lieu of Nasdaq Rule 5635 and may rely on home country corporate governance practices in lieu of certain other rules in the Nasdaq Rule 5600 Series and Rule 5250(d), it must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). Although the Company currently intends to comply with Nasdaq corporate governance rules other than Rule 5635, it may in the future decide to use the foreign private issuer exemption with respect to some or all the other Nasdaq corporate governance rules as described in the list above.

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

Employment Agreements with Named Executive Officers

Our Chief Executive Officer, Ting Kin Cheung, currently serves under an Employment Agreement with Plutus Securities Limited dated January 1, 2019. Mr. Cheung’s annual salary under the current agreement is HK$1,560,000 (US$200,000) plus bonuses to be paid based on the Company’s financial performance. Insurance and partial housing cost reimbursement are also included. The agreement is terminable upon two months’ notice.

Our Chief Financial Officer, Chun Lok Yeung, currently serves under an Employment Agreement with Plutus Securities Limited dated March 4, 2019. Mr. Yeung’s salary under the current agreement is HK$519,000 (US$67,000) per month, plus bonuses to be paid based on the Company’s financial performance. Insurance is also included. The agreement is terminable upon two months’ notice.

D. Employees

See “Item 4. Information on the Company-B. Business Overview-Employees.”

E. Share Ownership

The following table sets forth, as of the date of this annual report, the beneficial ownership of our Ordinary Shares by each executive officer and director, by each person known by us to beneficially own more than 5% of our Ordinary Shares and by the executive officers and directors as a group. Except as otherwise indicated, all shares are owned directly and the percentage shown is based on 15,350,000 Ordinary Shares issued and outstanding.

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers (1):
Zhisheng Zhao (2)	5,676,000	37%
Ting Kin Cheung (3)	4,644,000	30%
Chun Lok Yeung	-	-
Wing Cheung Yan	-	-
Tin Shun Lui	-	-
Wing Yan Lam	-	-
All directors and executive officers as a group (five (5) individuals):	-	-
Other ≥ 5% Beneficial Owners	-	-
Radiant Global Ventures Limited (4)	5,676,000	37%
Divine Star Ventures Limited (5)	4,644,000	30%

(1)	Except as otherwise indicated, the business address for our directors and executive officers is 8/F, 80 Gloucester Road, Wan Chai, Hong Kong.

(2)

Mr. Zhisheng Zhao owns 100% of the issued shares of Radiant Global Ventures Limited, which owns 37% of the issued shares of Plutus Group. Mr. Zhisheng Zhao also owns 35% of Divine Star Ventures Limited, which owns 30% of the issued shares of Plutus Group.

(3)	Mr. Ting Kin Cheung owns 65% of Divine Star Ventures Limited.

(4)	Radiant Global Ventures Limited, a company incorporated in the BVI with limited liability.

(5)	Divine Star Ventures Limited, a company incorporated in the BVI with limited liability.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Company’s Executive Compensation Recovery Policy during the fiscal year ended December 31, 2024.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B. Related Party Transactions

Nature of relationships with related parties

Name	Relationship
Mr. Zhao	Chairman and Executive Director of the Company
Mr. Ting Kin Cheung (“Mr. Cheung”)	Chief Executive Officer and Executive Director of the Company

Plutus Guardians Fund SPC (“Fund SPC”) and its subsidiaries	Entity of which Plutus AM holds management share
Divine Star Ventures Limited	Shareholder of the Company
Radiant Global Ventures Limited	Shareholder of the Company
Golden Harvest Trust Limited	Associate of the Company
HBV Special Opportunities Limited Partner	Shareholder of the Company
Magic Town Investments Limited	Controlled by shareholder of the Company

Balances with related parties

	As of December 31,
	2024	2025	2025
	HKD’000	HKD’000	US$’000
Loans to customers:
Golden Harvest Trust Limited	-	4,108	528

Receivables from customers:
Fund SPC and its subsidiaries	343	62	8
Golden Harvest Trust Limited	-	29	4

Payables to customers:
Mr. Zhao	59	99	13
Mr. Cheung	85	524	67
Fund SPC and its subsidiaries	5,289	3,060	393
Golden Harvest Trust Limited	-	127	17
HBV Special Opportunities Limited Partner	-	1,109	142

Amounts due from related parties:
Fund SPC and its subsidiaries	376	-	-
Divine Star Ventures Limited	16	31	4
Radiant Global Ventures Limited	16	28	4

Amounts due to a related party:
Magic Town Investments Limited	-	6,000	771

Amounts due from related parties mainly comprise advances made, reimbursement of expenses paid on behalf of related parties. The amount is unsecured, interest-free and repayable on demand.

Amount due to a related party is unsecured, interest rate 12% per annum and repayable on demand.

Transactions with related parties

	For the years ended December 31,
	2023	2024		2025	2025
	HKD’000	HKD’000		HKD’000	US$’000
Securities brokerage commission:
Fund SPC and its subsidiaries	466	421		245	31
Mr. Cheung	-	89		40	5
Golden Harvest Trust Limited	-	-		165	22

Securities brokerage handling fee:
Fund SPC and its subsidiaries	-	-		56	7

Asset management fee:
Fund SPC and its subsidiaries	1,003	1,350		595	76

Interest income:
Mr. Cheung	416	452		17	2
Fund SPC and its subsidiaries	-	-		5	1
Golden Harvest Trust Limited	-	-		389	51

Interest expense:
Magic Town Investments Limited	-		-	120	15

Remuneration to senior management for the years ended December 31, 2023, 2024 and 2025 were:

	For the years ended December 31,
	2023	2024	2025	2025
	HKD’000	HKD’000	HKD’000	US$’000

Salaries and other short term employee benefits	4,956	5,220	8,510	1,093
Payments to defined contribution pension schemes	71	72	72	9
Total	5,027	5,292	8,582	1,102

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

E. Taxation

The following summary of material Cayman Islands, Hong Kong and U.S. federal income tax consequences of an investment in Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in Ordinary Shares, such as the tax consequences under state, local and other tax laws.

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

The following table sets forth a summary of single customer who represented 10% or more of the Company’s total revenue:

	For the years ended December 31,
	2023	2024	2025	2025
	HKD’000	HKD’000	HKD’000	US$’000
Customer A	-	-	2,196	282
Customer B	*	1,619	1,382	178
Customer C	*	1,771	*	*
Customer D	7,316	-	-	-
Customer E	2,299	-	-	-

*	Less than 10%

The following table sets forth a summary of single customer who represented 10% or more of the Company’s loans to customers and receivables from customers:

	As of December 31,
	2024	2025	2025
	HKD’000	HKD’000	US$’000
Customer A	-	36,518	4,692
Customer E	-	10,000	1,285
Customer F	5,939	*	*
Customer G	4,120	*	*
Customer H	2,966	*	*
Customers I	2,765	*	*

*	Less than 10%

The following table sets forth a summary of single customer who represented 10% or more of the Company’s payables to customers:

	As of December 31,
	2024	2025	2025
	HKD’000	HKD’000	US$’000

Customer J	*	5,886	756
Customer K	-	3,177	408
Customer L	5,289	3,063	394
Customer M	1,199	-	-

*	Less than 10%

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

As of the date of this annual report, we have utilized approximately US$2 million of the net proceeds from our initial public offering to cover listing-related expenses and for general corporate purposes. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were ineffective as our management has identified a material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP.

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

(b) Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2025 due to a material weakness identified in our internal control over financial reporting as described above.

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by our independent registered public accounting firm for the periods indicated.

	For the Years Ended December 31,
	2023	2024	2025
Audit and review fees (1)	$170,000	$150,000	$139,000
Audit-Related fees	-	-	-
Tax fees	-	-	-
All other fees (2)	-	-	-
Total	$170,000	$150,000	$139,000

(1)	Audit and review fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for (i) the audit of our annual financial statements; or (ii) the audits of our financial statements and review of the interim financial statements in connection with our initial public offering.

(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

The audit committee of our board of directors has established its pre-approval policies and procedures, pursuant to which the audit committee approved the foregoing audit, tax, and non-audit services provided by our independent registered public accounting firm in the fiscal years as described above. Consistent with our audit committee’s responsibility for engaging our independent auditors, all audit and permitted non-audit services require pre-approval by the audit committee. The full audit committee approves proposed services and fee estimates for these services. One or more independent directors serving on the audit committee may be delegated by the full audit committee to pre-approve any audit and non-audit services. Any such delegation shall be presented to the full audit committee at its next scheduled meeting. Pursuant to these procedures, the audit committee approved the foregoing audit services provided by our independent registered public accounting firm.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

The Company engaged OneStop Assurance PAC (“OneStop”) as our independent registered public accounting firm, effective February 27, 2026. The appointment of OneStop was approved by the audit committee of the board of directors of the Company. On February 27, 2026, WWC, P.C. Certified Professional Accountants (“WWC”), our former independent registered public accounting firm, was dismissed.

The reports of WWC on the Company’s consolidated financial statements for the fiscal years ended December 31, 2024 and 2023 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2024 and 2023 and the subsequent interim period through February 27, 2026, there have been (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) between the Company and WWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of WWC, would have caused them to make reference thereto in their reports on the Company’s consolidated financial statements for such years, and (ii) no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F), except for the two material weaknesses identified relate to (1) the lack of sufficient accounting personnel with appropriate understanding of U.S. GAAP and SEC reporting requirements, and (2) the lack of a comprehensive accounting policies and procedures to facilitate preparation of U.S. GAAP financial statements, which could result in adjustments to U.S. GAAP not identified in a timely and complete manner, causing material misstatements in the Company’s financial reporting as disclosed under Item 15 of the Company’s annual report on Form 20-F for the fiscal years ended December 31, 2024 and 2023.

The Audit Committee has discussed these matters with WWC, and the Company has authorized WWC to respond fully to the inquiries of the successor accountant concerning these material weaknesses.

During the fiscal years of ended December 31, 2024 and 2023 and the subsequent interim period through February 27, 2026, neither the Company nor anyone acting on its behalf consulted with OneStop regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company nor was oral advice provided that OneStop concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) and the related instructions), or a reportable event (as defined in Item 16F(a)(1)(v) of Form 20-F).

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

The Company currently relies, and will continue to rely, on the foreign private issuer exemption with respect to Nasdaq Rule 5635. Currently, we do not plan to rely on home country practice with respect to other aspects of our corporate governance. Due to our election to rely on home country practice with respect to Nasdaq Rule 5635, and to the extent we choose to follow home country practice in the future with regard other Nasdaq corporate governance standards, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information - 3.D. Risk Factors - Plutus Group is a foreign private issuer within the meaning of the rules under the Exchange Act, and as such it is exempt from certain provisions applicable to U.S. domestic public companies.”

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

Part III

Item 17. FINANCIAL STATEMENTS

Item 18. See “Item 18. Financial Statements.”

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Plutus Financial Group Limited, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1	Memorandum and Articles of Association of Plutus Financial Group Limited, dated January 12, 2022 (incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-276791), as amended, filed with the SEC on January 31, 2024)

2.1	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 2.1 to our Annual Report on Form 20-F filed April 30, 2025)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-1/A (File No. 333-276791), as amended, filed with the SEC on November 12, 2024)

4.1	Agreement with Hee Solutions Limited (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-276791), as amended, initially filed with the SEC on January 31, 2024)

4.2	Independent Asset Manager Agreement with Bank of Singapore Limited, Hong Kong Branch (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-276791), as amended, filed with the SEC on January 31, 2024)

4.3	Collaboration Agreement with Bank J. Safra Sarasin Ltd., Hong Kong Branch (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-276791), as amended, filed with the SEC on January 31, 2024)

4.4	Collaboration Agreement with Bank J. Safra Sarasin Ltd., Singapore Branch (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-276791), as amended, filed with the SEC on January 31, 2024)

4.5	Tenancy Agreement with Sun Properties Company Limited (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-276791), as amended, filed with the SEC on January 31, 2024)

4.6	Employment Agreement with Ting Kin Cheung (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-276791), as amended, filed with the SEC on January 31, 2024)

4.7	Employment Agreement with Chun Lok Yeung (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-276791), as amended, filed with the SEC on January 31, 2024)

4.8	Agreement and Plan of Merger by and among Plutus Financial Group Limited and Choco Up Group Holdings Limited dated July 9, 2025 (incorporated by reference to Exhibit 10.1 to our Report of Foreign Private Issuer filed with the SEC on July 9, 2025)

4.9	Amendment to Agreement and Plan of Merger dated December 30, 2025 (incorporated by reference to Exhibit 10.1 to our Report of Foreign Private Issuer filed with the SEC on December 31, 2025)

4.10	Second Amendment to Agreement and Plan of Merger dated March 31, 2026 (incorporated by reference to Exhibit 10.1 to our Report of Foreign Private Issuer filed with the SEC on April 1, 2026)

5.1	WWC audit opinion

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-276791), as amended, filed with the SEC on January 31, 2024)

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-276791), as amended, initially filed with the SEC on January 31, 2024)

11.2	Insider Trading Policies (incorporated by reference to Exhibit 11.2 to our Annual Report on Form 20-F filed April 30, 2025)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

23.1	WWC consent letter

97.1	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to our Annual Report on Form 20-F filed April 30, 2025)

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Plutus Financial Group Limited

By:	/s/ Ting Kin Cheung
Name:	Ting Kin Cheung
Title:	Chief Executive Officer

Date: May 11, 2026

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

PLUTUS FINANCIAL GROUP LIMITED

Report of Independent Registered Public Accounting Firm

To The Shareholders and the Board of Directors of Plutus Financial Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Plutus Financial Group Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2025, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2025 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2025 and the results of its operations and cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Onestop Assurance PAC

Singapore

May 11, 2026

PCAOB# 6732

We have served as the Company’s auditor since 2026.

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2024	2025	2025
	HKD’000	HKD’000	US$’000
Assets
Current assets:
Cash and cash equivalents	30,618	12,963	1,665
Cash segregated for regulatory purpose	9,969	20,431	2,625
Loans to customers, net of allowance of HKD9,517,000 and HKD3,905,000 as of December 31, 2024 and 2025, respectively	15,901	56,250	7,227
Loans to customers - related parties, net of allowance of nil and HKD2,128,000 as of December 31, 2024 and 2025	-	4,108	528
Receivables from:
Customers, net of allowance of HKD5,000 and HKD5,000 as of December 31, 2024 and 2025, respectively	167	239	31
Customers - related parties, net of allowance of HKD10,000 and HKD10,000 as of December 31, 2024 and 2025, respectively	343	91	11
Broker-dealers, net of allowance of HKD9,000 and HKD9,000 as of December 31, 2024 and 2025, respectively	267	142	18
Clearing organization, net of allowance of nil and nil as of December 31, 2024 and 2025	696	387	50
Prepaid expenses and other current assets	5,485	15,910	2,044
Amount due from related parties	408	59	8
Income tax recoverable	692	521	66
Total current assets	64,546	111,101	14,273

Non-current assets:
Property and equipment, net	966	560	72
Right-of-use assets	2,083	1,009	130
Intangible asset, net	600	3,550	456
Deferred tax assets	3,087	-	-
Investment under equity method	-	2,557	329
Refundable deposit	447	475	62
Total non-current assets	7,183	8,151	1,049
TOTAL ASSETS	71,729	119,252	15,322

Liabilities and shareholders’ equity
Current liabilities:
Payables to:
Customers	4,912	15,836	2,035
Customers - related parties	5,433	4,919	631
Clearing organizations	25	35	4
Accruals and other current liabilities	2,686	3,510	451
Accrued commission expense	1,327	909	117
Lease liabilities - current	1,133	1,001	129
Amount due to a related party	-	6,000	771
Total current liabilities	15,516	32,210	4,138

Non-current liabilities:
Lease liabilities - non-current	994	-	-
Total non-current liabilities	994	-	-
TOTAL LIABILITIES	16,510	32,210	4,138

COMMITMENTS AND CONTINGENCIES

Shareholders’ equity
Preferred shares US$0.0001 par value per share; 3,000,000 authorized; nil and nil share issued and outstanding as of December 31, 2024 and 2025 Ordinary shares US$0.0001 par value per share; 300,000,000 authorized; 12,000,000 and 15,350,000 shares issued and outstanding as of December 31, 2024 and 2025	9	12	2
Additional paid-in capital	63,155	134,328	17,258
Accumulated deficit	(7,945)	(47,298)	(6,076)
Total shareholders’ equity	55,219	87,042	11,184

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	71,729	119,252	15,322

The accompanying notes are an integral part of these consolidated financial statements.

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Amount in thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2023	2024	2025	2025
	HKD’000	HKD’000	HKD’000	US$’000
Revenues:
Securities brokerage commission	3,047	1,635	1,691	217
Securities brokerage commission - related party	466	510	426	55
Securities brokerage handling fee	261	349	378	49
Placing services fee	8,237	-	-	-
Asset management and advisory fee	2,944	2,845	3,140	403
Asset management fee - related party	1,003	1,350	595	76
Interest income	5,565	2,607	3,798	487
Interest income - related party	416	452	411	54
Total revenues	21,939	9,748	10,439	1,341

Expenses:
Compensation and benefits	7,550	8,633	12,575	1,616
Commission expense	2,037	2,538	2,309	297
Advertising and marketing	2,254	608	3,912	503
Lease expense	1,261	1,250	1,204	155
Legal and professional fee	2,356	2,077	16,352	2,101
Provision for (reversal of) allowance for expected credit losses, net	10,944	(1,403)	1,881	242
Other general and administrative	2,816	3,277	5,518	709
Total expenses	29,218	16,980	43,751	5,623

Loss from operations	(7,279)	(7,232)	(33,312)	(4,282)

Share of losses of associate	-	-	(43)	(6)
Impairment of investment under equity method	-	-	(3,900)	(501)

Other income:
Government subsidies	-	103	-	-
Others	207	493	989	127
Total other income	207	596	989	127

Loss before income taxes	(7,072)	(6,636)	(36,266)	(4,662)

Income tax (benefits) expenses	(1,058)	(1,113)	3,087	397

Net loss and total comprehensive loss	(6,014)	(5,523)	(39,353)	(5,059)

Net loss per share attributable to ordinary shareholders
Basic and diluted in HKD and USD*	(0.50)	(0.46)	(2.71)	(0.35)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted*	12,000,000	12,000,000	14,514,081	14,514,081

The accompanying notes are an integral part of these consolidated financial statements.

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amount in thousands, except for share and per share data, or otherwise noted)

	Ordinary shares		Additional	Retained Earnings	Total
	No. of shares	Amount	paid-in capital	(accumulated deficit)	shareholders’ equity
		HKD’000	HKD’000	HKD’000	HKD’000
Balance as of January 1, 2023	12,000,000	9	76,477	3,592	80,078
Dividends made through reduction in amount due from the shareholder	-	-	(13,322)	-	(13,322)
Net loss	-	-	-	(6,014)	(6,014)

Balance as of December 31, 2023	12,000,000	9	63,155	(2,422)	60,742
Net loss	-	-	-	(5,523)	(5,523)

Balance as of December 31, 2024	12,000,000	9	63,155	(7,945)	55,219
IPO and over allotment	2,250,000	2	54,872	-	54,874
Private offering	1,100,000	1	16,301	-	16,302
Net loss	-	-	-	(39,353)	(39,353)

Balance as of December 31, 2025	15,350,000	12	134,328	(47,298)	87,042
Balance as of December 31, 2025 (US$’000)	15,350,000	2	17,258	(6,076)	11,184

The accompanying notes are an integral part of these consolidated financial statements.

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2023	2024	2025	2025
	HKD’000	HKD’000	HKD’000	US$’000
Cash flows from operating activities
Net loss	(6,014)	(5,523)	(39,353)	(5,059)
Adjustment:
Depreciation and amortization	8	350	1,951	251
Gain on bargain purchase	-	-	(3)	-
Share of losses of associate	-	-	43	6
Impairment on investment under equity method	-	-	3,900	501
Provision for (reversal of) allowance for expected credit losses, net	10,944	(1,403)	1,881	242
Changes in operating assets and liabilities:
Loans to customers	11,104	20,003	(46,338)	(5,954)
Receivables from customers and broker-dealers	(7,812)	10,525	614	79
Prepaid expenses and other current assets	(26)	248	(15,721)	(2,020)
Income taxes recoverable	-	(692)	171	22
Deferred tax assets	(1,791)	(982)	3,087	397
Refundable deposits	-	(218)	(28)	(4)
Payables to customers and clearing organizations	5,670	(30,501)	10,420	1,339
Accruals and other current liabilities	(831)	1,228	817	105
Accrued commission expenses	(1,714)	42	(418)	(54)
Lease liability	-	-	(1,169)	(150)
Income taxes payable	664	(1,165)	-	-
Cash generated from (used in) operating activities	10,202	(8,088)	(80,146)	(10,299)

Cash flows from investing activities
Acquisition of subsidiaries	-	-	2	-
Advance to related parties	-	-	(25)	(4)
Repayment from related parties	-	-	375	48
Purchase of property, plant and equipment	-	-	(37)	(5)
Purchase of intangible asset	-	-	(3,340)	(429)
Purchase of investment under equity method	(19)	(1,300)	(6,500)	(835)
Cash used in investing activities	(19)	(1,300)	(9,525)	(1,225)

Cash flows from financing activities
Loan from related parties	-	-	6,000	771
Deferred IPO cost	(161)	(1,052)	-	-
IPO proceed	-	-	60,176	7,734
Proceed from private offering	-	-	16,302	2,094
(Advance to) repayment from related parties	(7,013)	494	-	-
Cash (used in) generated from financing activities	(7,174)	(558)	82,478	10,599

Net change in cash, cash equivalents and cash segregated for regulatory purpose	3,009	(9,946)	(7,193)	(925)
Cash, cash equivalents and cash segregated for regulatory purpose at beginning of the year	47,524	50,533	40,587	5,215
Cash and cash equivalents and cash segregated for regulatory purpose at the end of the year	50,533	40,587	33,394	4,290

Supplementary cash flows information
Cash paid for income taxes	(69)	(1,727)	(171)	(22)
Supplemental schedule of non-cash investing and financing activities:
Dividends made through reduction in amount due from the shareholder	(13,322)	-	-	-
Initial recognition of lease obligations related to right-of-use assets	-	2,208	-	-

		For the years ended December 31,
	2023	2024	2025	2025
	HKD’000	HKD’000	HKD’000	US$’000
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	12,048	30,618	12,963	1,665
Cash segregated for regulatory purpose	38,485	9,969	20,431	2,625

Total cash, cash equivalents and cash segregated for regulatory purpose	50,533	40,587	33,394	4,290

The accompanying notes are an integral part of these consolidated financial statements.

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Plutus Financial Group Limited (collectively the “Company”) was incorporated in the Cayman Islands on January 12, 2022 as an investment holding company. The Company conducts its primary operations through its indirectly wholly-owned subsidiaries that are incorporated and domiciled in Hong Kong, namely: 1.) Plutus Securities Limited (“Plutus Securities”) which is licensed with the Securities and Futures Commission of Hong Kong (the “SFC”) to carry out Type 1 (dealing in Securities) regulated activities and mainly offers securities dealings and brokerage services, underwriting and placing services and other financing services; and 2.) Plutus Asset Management Limited (“Plutus AM”) which is licensed with the SFC to carry out Type 4 (advising on securities) and Type 9 (asset management) regulated activities in Hong Kong and mainly offer (i) asset management services and (ii) investment advisory services to customers. The Company holds Plutus Securities and Plutus AM via two wholly-owned subsidiaries, namely Plutus Investment Holdings Group Limited (“Plutus IH Group”) and Plutus Investment Holdings International Limited (“Plutus IH Int’l”), respectively, both of which were incorporated and are domiciled in the British Virgin Islands. During the year, The Company further expanded its business into money lending business, by way of Plutus Financial Holdings Limited acquiring 100% shareholding of Plutus & Guardians Capital Limited incorporated in British Virgin Islands and Plutus & Guardians Capital Limited incorporated in Hong Kong.

The Company generates brokerage commission income by enabling its customers to trade on multiple exchanges around the world; commission income by underwriting and placing securities for its customers; and asset management fee by providing investment advisory services to its customers.

Details of the Company and its subsidiaries are set out in the table as follows:

	Date of	Percentage of effective ownership December 31,		Place of
Name	incorporation	2024	2025	incorporation	Principal activities
Plutus Financial Group Limited	January 12, 2022	N/A	N/A	Cayman Islands	Investment holding
Plutus Investment Holdings Group Limited	February 8, 2022	100%	100%	The British Virgin Islands	Investment holding
Plutus Investment Holdings International Limited	February 8, 2022	100%	100%	The British Virgin Islands	Investment holding
Plutus Securities Limited	April 20, 2018	100%	100%	Hong Kong	Securities dealings and brokerage, underwriting and placing services
Plutus Asset Management Limited	April 20, 2018	100%	100%	Hong Kong	Asset management
Plutus Asset Management Cayman Limited	August 30, 2018	100%	100%	Cayman Islands	Investment holding
One Promise Investment Immigration Consulting Limited	March 4, 2019	100%	100%	Hong Kong	Investment holding
Plutus Financial Holdings Limited	February 11, 2019	100%	100%	The British Virgin Islands	Investment holding
Plutus Financial Investment Limited	May 29, 2023	100%	100%	Hong Kong	Investment holding
Plutus & Guardians Capital Limited	January 10, 2020	-	100%	The British Virgin Islands	Investment holding
Plutus & Guardians Capital Limited	February 25, 2020	-	100%	Hong Kong	Lending business
Coders Merger Sub Limited	July 8, 2025	-	100%	Cayman Islands	Dormant

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

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to allowance for expected credit losses, useful lives and impairment for property and equipment, impairment for intangible asset and impairment for investment under equity method. Actual results could vary from the estimates and assumptions that were used.

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

Translations of the consolidated balance sheets, consolidated statements of loss and comprehensive loss and consolidated statements of cash flows from HKD into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the reader and were calculated at the rate of US$1 = HKD7.7833, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025.

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

The Company’ financial instruments, including cash and cash equivalents, cash segregated for regulatory purpose, loans to customers and related parties, receivables from customers, related parties, broker-dealers and clearing organizations, amount due from related parties, other current assets, payables to customers, related parties and clearing organizations, accruals and other current liabilities, accrued commission expense and amount due to a related party has determined that the carrying value approximates their fair values due to short maturities.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and deposit placed with banks, which are unrestricted as to withdrawal and use. The Company does not have any cash equivalents as of December 31, 2024 and 2025. The Company’s cash is held at well capitalized financial institutions, but they are not Federal Deposit Insurance Corporation (“FDIC”) insured. The Company maintains its cash in bank deposit accounts which at times may exceed insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash and cash equivalents.

Cash balances in bank accounts in Hong Kong are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to HKD800,000 per depositor per Scheme member, including both principal and interest since October 1, 2024. Out of the cash and cash equivalents balance of HKD4,768,673 and HKD4,447,721 as of December 31, 2025 and 2024, respectively, were covered under this Scheme.

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

Loans to customers

Loans primarily include loans to customers under money lending business, margin loans and Initial Public Offering (“IPO”) loans extended to customers, collateralized by customers’ securities and are carried at the amount receivable net of an allowance for expected credit losses. For loans to customers for margin loans and IPO loans extended to customers, collateral is required to be maintained at specified minimum levels at all times. The Company monitors margin levels and requires customers to provide additional collateral, or reduce margin positions, to meet minimum collateral requirements if the fair value of the collateral changes. The Company applies the practical expedient based on collateral maintenance provisions under Accounting Standards Codification (ASC) 326, Financial Instruments – Credit Losses (“ASC 326”), in estimating an allowance for credit losses for loans. In accordance with the practical expedient, when the Company reasonably expects that borrowers (or counterparties, as applicable) will replenish the collateral as required, there is no expectation of credit losses when the collateral’s fair value is greater than the amortized cost of the financial asset. If the amortized cost exceeds the fair value of collateral, then credit losses are estimated only on the unsecured portion.

For loans to customers under normal course of business, in accordance with ASC 326, the Company measures its allowance for credit losses using an expected credit loss model that reflects the Company’s current estimate of expected credit losses inherent in the enterprise and the loans to customers balance. In determining the expected credit losses, the Company considers its historical loss experience, the aging of its loans balance, current economic and business conditions, and anticipated future economic events that may impact collectability. The Company reviews its allowance for credit losses periodically and as needed, amounts are written-off when determined to be uncollectible.

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

An allowance for credit losses on unsecured or partially secured receivables from customers is estimated based on the aging of those receivables. Unsecured balances due to confirmed fraud are written off immediately. Margin loans with collateral deficiency would be considered delinquent if the unsecured loans are lower than the collateral value, taking into account the repayment history and trading frequency of the customers. Provision for expected credit losses on the delinquent margin loans and the accrued interest receivables are recorded in the consolidated statements of loss and other comprehensive loss at the end of each periodic review period. When the value of the collateral drops below a certain threshold, the Company requires the borrower to deposit additional funds or securities to maintain the required equity ratio within a time range determined by the Company case by case. The Company might agree with customers not to liquidate their collateral and not to call for their personal guarantees immediately upon negotiation of repayment plans on the outstanding margin loans. If the discussion fails or the customers fail to comply with the repayment plan, the collateral security will be liquidated to restore compliance with the collateral requirement, and the Company will receive the proceeds immediately. In the event that there are margin loans outstanding after the liquidation of all collateral securities, the Company pursues legal action to recover outstanding margin loans, followed by bankruptcy petitions for the customers by calling on letters of personal guarantee. Generally, guarantee by account executives as primary obligors of the payment of all amounts due to the Company by the investors is procured. Should any responsible account executives provide personal guarantees on the margin loan of the customer, the Company would proceed to take legal action against them. Collection efforts are considered to be ceased when the court announces the bankruptcy of customers and their account executives, if any. Then, the Company will charge off margin loan receivables upon the bankruptcy announcement of the customers or the responsible account executives, if any. The Company charges off receivables from allowance for credit losses after all collection efforts have ceased. If the receivables charged off exceed the provision for credit losses, the excess amounts are directly charged off in the consolidated statements of loss and other comprehensive loss. There are no receivables directly charged off in the consolidated statements of loss and other comprehensive loss in excess of the provision for credit losses during the years ended December 31, 2023, 2024 and 2025. Customers with margin loans have agreed to allow the Company to pledge collateralized securities in accordance with applicable regulations. The collateral is not reflected in the consolidated financial statements. As of December 31, 2024 and 2025, allowance for credit losses of approximately HKD9,517,000 and HKD6,033,000 was arisen from the assessment of credit losses for loans, respectively.

Receivables

Receivables from customers mainly include (i) amounts due on brokerage transactions on a trade-date basis and (ii) asset management and advisory fee receivables from customers.

Receivables from broker-dealers represent the receivable on trades that are not withdrawn by the Company.

The receivables from customers and broker-dealers are viewed as past due or delinquent based on how recently payments have been received. The Company has contractual rights to receive cash on demand from customers and broker-dealers. The allowance for expected credit losses is estimated based upon the assessment of various factors including historical experience, delinquency of the receivable balances, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect our customers’ ability to pay. An allowance is also made when there is objective evidence to reasonably estimate the amount of probable loss. The Company regularly reviews the adequacy and appropriateness of the allowance for expected credit loss. As of December 31, 2024 and 2025, allowance for credit losses of HKD24,000 and HKD24,000 was arisen from the assessment of credit losses for receivables from customers and broker-dealers, respectively.

Receivables from the clearing organization, Hong Kong Exchanges and Clearing Limited (“HKEx”) include those arising from unsettled trades on a trade-date basis. The proceeds receivable on trades that have yet to settle are usually settled within two days. The Company’s policy is to net the receivables from and payables to clearing organizations that meet the offsetting requirements prescribed in ASC Topic 210-20. As of December 31, 2024 and 2025, no receivables from clearing organizations are past due or delinquent as the receivables are normally being settled within two days after the trade execution. As of December 31, 2024 and 2025, allowance for credit losses of nil and nil was arisen from the assessment of credit losses for receivables from clearing organization.

Deferred IPO costs

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation and SEC filing costs. As of December 31, 2024 and 2025, the accumulated deferred IPO costs were HKD5,302,000 and nil, respectively.

Refundable deposit

Refundable deposits mainly represented the rental deposits for the corporate office and deposits to clearing organizations. Deposits are classified as non-current as they are not expected to be refunded within 12 months after the reporting period. As a clearing member firm of HKEx, the Company is exposed to clearing member credit risk.

HKEx requires member firms to deposit cash to a clearing fund. If a clearing member defaults in its obligations to clearing organizations in an amount larger than its own margin and clearing fund deposits, the shortfall is absorbed pro rata from the deposits of the other clearing members. HKEx has the authority to assess their members for additional funds if the clearing fund is depleted. A large clearing member default could result in a substantial cost if the Company is required to pay such additional funds. The balances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2024 and 2025, management believes that the Company’s refundable deposits are not impaired.

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

Intangible assets, net

Intangible assets are originally recognized at cost. The useful lives of intangible assets are assessed to be either finite or indefinite. The Company’s intangible assets consist of eligibility rights to trade on or through The Stock Exchange of Hong Kong Limited (the “SEHK”) and an intelligent financial management system. Management has determined that eligibility rights have indefinite useful lives and the intelligent financial management system have 5 years useful lives.

For the eligibility rights with indefinite useful lives, they are not amortized and tested for impairment annually either individually or at the cash-generating unit level. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

For the intelligent financial management system with finite useful lives, they are carried at costs less accumulated amortization and accumulated impairment losses, if any. Amortization for intangible assets with finite useful lives is provided on a straight-line basis over their estimated useful lives. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end.

Equity Method Investment

The Company accounts for investments in entities over which it has the ability to exercise significant influence, but does not hold a controlling financial interest, using the equity method of accounting. Significant influence is generally presumed to exist when the Company owns between 20% and 50% of the outstanding voting stock of the investee.

Under the equity method, the investment is initially recorded at cost and subsequently adjusted to recognize the Company’s share of the investee’s net income or loss and other comprehensive income or loss. Cash distributions received from the investee are recorded as a reduction in the carrying amount of the investment. The Company records its share of the results of these investees within “Other income/expense” in the Consolidated Statements of Operations.

The Company evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. An impairment loss is recognized in earnings if the decline in value is determined to be other-than-temporary.

Goodwill

Goodwill are accounted for in accordance with ASC Topic 350, Intangibles—Goodwill and Other. Goodwill represents the excess of the fair value of the consideration transferred over the fair value of the identifiable net assets acquired and liabilities assumed in a business combination.

Goodwill is not amortized and is tested for impairment annually as of December 31, or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company has the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If the Company elects to bypass the qualitative assessment, or if the qualitative assessment indicates it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative test is performed. An impairment charge is recognized for the amount by which the carrying amount of the reporting unit exceeds its fair value, not to exceed the total amount of goodwill allocated to that reporting unit.

Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairment of long-lived assets was recognized as of December 31, 2024 and 2025.

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

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Asset management and advisory fee

Revenue from asset management and advisory services is primarily in connection with (i) services as an investment manager or an advisor from funds or investments; and (ii) fund subscription services to customers. The Company rendered management and advisory services to individual customers as a principal which are recorded over the period of service provided. Asset management and advisory service fee is charged by the Company to funds monthly and collected directly out of custodial accounts. The Company acts as a principal to provide investment and advisory services to individual customers and charges customers asset management and advisory fee at fixed amount or fixed percentage of asset value under management in accordance with the agreement. Performance bonus is recognized at a point in time when the investment portfolio of the customers meet certain level. There is variable consideration in the transaction price if the fee is charged at a fixed percentage of asset values. The fee is due and paid within the specified terms of payment.

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

Interest income from securities related services

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

Interest income from money lending business

The Company offers money lending services to corporations and individuals. Interest income is recognized monthly in accordance with their contractual terms and recorded as interest income. Interest income is recognized as it accrued using the effective interest method.

There were no contract assets or contract liabilities balances as of December 31, 2024 and 2025.

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

As of December 31, 2024 and 2025, there is HKD677,000 and HKD677,000 deferred government subsidies recorded in other current liabilities as amount received in advance with conditions to be fulfilled. During the years ended December 31, 2023, 2024 and 2025, the Company recognized government grants of approximately nil, HKD103,000 and nil, respectively, in other income as no conditions unfulfilled.

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

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended December 31, 2023, 2024 and 2025, the Company did not have any impairment loss against its operating lease right-of-use assets.

Employee benefits

All salaried employees of the Company in Hong Kong are enrolled in a Mandatory Provident Fund Scheme (“MPF scheme”) scheme under the Hong Kong Mandatory Provident Fund Schemes Ordinance, within two months of employment. The MPF scheme is a defined contribution retirement plan administered by an independent trustee. The Company makes regular contributions of 5% of the employee’s relevant income to the MPF scheme, subject to a maximum of HKD1,500 per month. Contributions to the plan vest immediately. The Company recorded MPF expenses of HKD180,000, HKD169,000 and HKD166,000 for the years ended December 31, 2023, 2024 and 2025, respectively.

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes”, prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of loss and other comprehensive loss for the years ended December 31, 2023, 2024 and 2025, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2024 and 2025, there were no dilutive shares.

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

Recently adopted accounting standards

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures (“ASU 2023-09”), which enhances the transparency and decision usefulness of income tax disclosures. ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. Entities are required to disclose income/(loss) from continuing operations before income tax expense/(benefit) disaggregated between domestic and foreign, as well as income tax expense/(benefit) from continuing operations disaggregated by federal, state and foreign. The Company has adopted this accounting standard as of January 1, 2025, which impacts annual disclosures only and does not impact results of operations, financial position, or cash flow, and the related disclosures are included in Note 14, Income Taxes in the Notes to the consolidated financial statements.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements — Amendments to Remove References to the Concept Statements” (“ASU 2024-02”). ASU 2024-02 contains amendments to the FASB Accounting Standards Codification that remove references to various FASB Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior Statements to provide guidance in certain topical areas. ASU 2024-02 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this ASU did not have any material impact on the Company’s consolidated financial statements and disclosure.

New accounting standards not yet adopted

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

In May 2025, the FASB issued ASU 2025-03, “Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity,” which requires an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a VIE that meets the definition of a business to consider specific factors to determine the accounting acquirer and removes the requirement that the primary beneficiary always is the acquirer for certain transactions. Under the amendments, acquisition transactions in which the legal acquiree is a VIE will, in more instances, result in the same accounting outcomes as economically similar transactions in which the legal acquiree is a voting interest entity. The amendments do not change the accounting for a transaction determined to be a reverse acquisition or a transaction in which the legal acquirer is not a business and is determined to be the accounting acquiree. The new guidance is required to be applied prospectively to any acquisition transaction that occurs after the initial application date. This guidance is effective for the year ending December 15, 2026. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). The amendments in ASU 2025-05 provide entities with a practical expedient to simplify the estimation of expected credit losses on current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606, Revenue from Contracts with Customers (“ASC 606”) by allowing the assumption that current conditions as of the balance sheet date will not change during the remaining life of the asset. ASU 2025-05 is effective for the Company for its annual reporting periods beginning July 1, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the impact ASU 2025-05 will have on its future consolidated financial statements.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The ASU simplifies the capitalization guidance by removing all references to prescriptive and sequential software development stages (referred to as “project stages”) throughout ASC 350-40. The ASU is effective for annual periods beginning after December 15, 2027, and interim periods within those fiscal years. Adoption of this ASU can be applied prospectively for reporting periods after its effective date; or follow a modified transition approach that is based on the status of the respective projects and whether software costs were capitalized before the date of adoption; or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is permitted. The Company is currently evaluating the adoption of this guidance whether or not a material impact on the Company’s consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. This update establishes the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2025-10.

In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. The ASU clarifies interim disclosure requirements and the applicability of Topic 270. The objective of the amendments is to provide further clarity about the current interim disclosure requirements. The ASU is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Adoption of this ASU can be applied either a prospective or a retrospective approach. Early adoption is permitted. The Company is currently evaluating the adoption of this guidance whether or not a material impact on the Company’s consolidated financial statements.

In December 2025, the FASB issued ASU No. 2025-12, Codification Improvements. The ASU addresses thirty-three items, representing the changes to the Codification that (1) clarify, (2) correct errors, or (3) make minor improvements. Generally, the amendments in this Update are not intended to result in significant changes for most entities. The ASU is effective for interim reporting periods within annual reporting periods beginning after December 15, 2026. The adoption method of this ASU may vary, on an issue-by-issue basis. Early adoption is permitted. The Company is currently evaluating the adoption of this guidance whether or not a material impact on the Company’s consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated balance sheets, statements of loss and comprehensive loss and cash flows.

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SEGMENT INFORMATION

The Company has three reportable segments: securities related services, asset management services and money lending services. Segments were identified based on the Company’s internal reporting and how the chief operating decision maker (“CODM”) assesses the performance of the business. The CODM of the Company is the Chief Executive Officer. The securities related services segment generated commission by offering securities dealing and brokerage services, securities underwriting and placing services and other financing services. The asset management services segment generated asset management fee by providing asset management services and investment advisory services. Money lending services generated interest income by lending money to corporation and individuals. All assets of the Company are located in Hong Kong and all revenues are generated in Hong Kong.

Key financial performance measures of the segments are as follows:

Year ended December 31, 2023

	Securities related services segment	Asset management services segment	Corporate	Total
	HKD’000	HKD’000	HKD’000	HKD’000

Revenues:
Revenues – excluding interest income	12,011	3,947	-	15,958
Revenues – interest income	5,981	-	-	5,981
Total revenues	17,992	3,947	-	21,939

Expenses:
Compensation and benefits	-	-	(7,550)	(7,550)
Commission expense	(42)	(1,995)	-	(2,037)
Advertising and marketing	-	-	(2,254)	(2,254)
Lease expense	-	-	(1,261)	(1,261)
Legal and professional fee	(1,703)	(413)	(240)	(2,356)
Provision for allowance of expected credit losses on loans to customers	(10,944)	-	-	(10,944)
Other general and administrative	(2,439)	(291)	(86)	(2,816)
Total expenses	(15,128)	(2,699)	(11,391)	(29,218)

Other income – interest income	164	4	-	168
Other income	39	-	-	39
Total other income	203	4	-	207

Income (loss) before income taxes	3,067	1,252	(11,391)	(7,072)

Total assets	92,313	8,604	5,727	106,644
Total liabilities	(41,654)	(1,993)	(2,255)	(45,902)

Net assets	50,659	6,611	3,472	60,742

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2024

	Securities related services segment	Asset management services segment	Corporate	Total	Total
	HKD’000	HKD’000	HKD’000	HKD’000	US$’000
Revenues:
Revenues – excluding interest income	2,494	4,195	-	6,689	861
Revenues – interest income	3,059	-	-	3,059	394
Total revenues	5,553	4,195	-	9,748	1,255

Expenses:
Compensation and benefits	-	-	(8,633)	(8,633)	(1,111)
Commission expense	(36)	(2,502)	-	(2,538)	(327)
Advertising and marketing	-	-	(608)	(608)	(78)
Lease expense	-	-	(1,250)	(1,250)	(161)
Legal and professional fee	(1,610)	(152)	(315)	(2,077)	(267)
Reversal of (provision for) allowance of expected credit losses on loans to customers	1,427	(24)	-	1,403	181
Other general and administrative	(2,938)	(282)	(57)	(3,277)	(422)
Total expenses	(3,157)	(2,960)	(10,863)	(16,980)	(2,185)

Other income – interest income	475	18	-	493	63
Other income	103	-	-	103	13
Total other income	578	18	-	596	76

Income (loss) before income taxes	2,974	1,253	(10,863)	(6,636)	(854)

Total assets	54,106	8,308	9,315	71,729	9,232
Total liabilities	(12,259)	(2,125)	(2,126)	(16,510)	(2,124)

Net assets	41,847	6,183	7,189	55,219	7,108

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2025

	Securities related services segment	Asset management services segment	Money lending segment	Corporate	Total	Total
	HKD’000	HKD’000	HKD’000	HKD’000	HKD’000	US$’000
Revenues:
Revenues – excluding interest income	2,495	3,735	-	-	6,230	800
Revenues – interest income	1,475	-	2,734	-	4,209	541
Total revenues	3,970	3,735	2,734	-	10,439	1,341

Expenses:
Compensation and benefits	-	-	-	(12,575)	(12,575)	(1,616)
Commission expense	(133)	(2,176)	-	-	(2,309)	(297)
Advertising and marketing	-	-	-	(3,912)	(3,912)	(503)
Lease expense	-	-		(1,204)	(1,204)	(155)
Legal and professional fee	(1,057)	(727)	(1,877)	(12,691)	(16,352)	(2,101)
Provision for allowance of expected credit losses on loans to customers	(1,881)	-	-	-	(1,881)	(242)
Other general and administrative	(3,527)	(1,766)	(195)	(30)	(5,518)	(709)
Total expenses	(6,598)	(4,669)	(2,072)	(30,412)	(43,751)	(5,623)

Impairment of investment under equity method	-	-	-	(3,900)	(3,900)	(501)
Share of losses of associate	-	-	-	(43)	(43)	(6)

Other income – interest income	262	79	-	648	989	127
Other income	-	-	-	-	-	-
Total other income	262	79	-	648	989	127

Income (loss) before income taxes	(2,366)	(855)	662	(33,707)	(36,266)	(4,662)

Total assets	40,423	7,016	50,363	21,450	119,252	15,322
Total liabilities	(23,137)	(1,647)	(7)	(7,419)	(32,210)	(4,138)

Net assets	17,286	5,369	50,356	14,031	87,042	11,184

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	As of December 31,
	2024	2025	2025
	HKD’000	HKD’000	US$’000

Leasehold improvements	2,260	2,260	290
Office equipment	550	571	73
Motor vehicle	1,300	1,300	167
Sub-total	4,110	4,131	530
Less: accumulated depreciation	(3,144)	(3,571)	(458)
Property and equipment, net	966	560	72

Depreciation expenses were approximately HKD8,000, HKD350,000 and HKD443,000 and for the years ended December 31, 2023, 2024 and 2025, respectively.

5.	RIGHT OF USE ASSETS AND LEASE LIABILITIES

The Company is a lessee of non-cancellable operating leases for the corporate office in Hong Kong. The Company’s ROU assets and operating lease liabilities recognized in the consolidated balances sheets consist of the following:

	As of December 31,
	2024	2025	2025
	HKD’000	HKD’000	US$’000

Operating lease:
Right-of-use assets	2,208	2,252	289
Less: accumulated depreciation	(125)	(1,243)	(159)
Right-of-use assets, net	2,083	1,009	130

	As of December 31,
	2024	2025	2025
	HKD’000	HKD’000	US$’000
Operating lease liabilities
Current portion	1,133	1,001	129
Non-current portion	994	-	-
Total	2,127	1,001	129

	As of December 31,
	2024	2025
Operating leases:
Weighted average remaining lease term (years)	2	1
Weighted average discount rate	5.63%	5.63%

During the years ended December 31, 2023, 2024 and 2025, the Company incurred lease expenses of approximately HKD1,261,000, HKD1,192,000 and HKD1,204,000, respectively.

The maturity analysis of the Company’s non-cancellable operating lease obligations as of December 31, 2025 is as follows:

	Operating leases
	HKD’000	US$’000

Year ending December 31, 2026	1,022	131
Year ending December 31, 2027	-	-
Total undiscounted lease obligations	1,022	131
Less: imputed interest	(21)	(2)
Lease liabilities recognized in the consolidated balance sheet	1,001	129

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	INTANGIBLE ASSET, NET

Intangible asset, net, consists of the following:

	As of December 31,
	2024	2025	2025
	HKD’000	HKD’000	US$’000

Eligibility rights	600	600	77
Intelligent financial management system	-	3,340	429
Sub-total	600	3,940	506
Less: accumulated depreciation	-	(390)	(50)
Intangible asset, net	600	3,550	456

Depreciation expenses were approximately nil, nil and HKD390,000 and for the years ended December 31, 2023, 2024 and 2025, respectively.

The analysis of the Company’s future amortization as of December 31, 2025 is as follows:

	Operating leases
	HKD’000	US$’000

Year ending December 31, 2026	668	86
Year ending December 31, 2027	668	86
Year ending December 31, 2028	668	86
Year ending December 31, 2029	668	86
Year ending December 31, 2030	278	35
Total future amortization	2,950	379

7.	INVESTMENT UNDER EQUITY METHOD

On May 20, 2025, the Company acquired a 20% equity interest in Golden Harvest Trust Limited (“Golden Harvest”), a Hong Kong based company with principal activities of fund management for total cash consideration of HKD6,500,000. The Company has significant influence over Golden Harvest through its ownership interest and participation in certain strategic and operating decisions, and accordingly accounts for this investment using the equity method.

For the year ended December 31, 2025, the Company recognized a loss of HKD43,120, representing its proportionate share of Golden Harvest’s net loss. Considering the loss making fact of Golden Harvest, the Company assessed that there is a decline in value other than temporary and determined the fair value of the investment using discounted cash flow analysis as of December 31, 2025. The fair value of the investment is assessed to be HKD2,557,000, and the Company recorded a impairment charge of HKD3,900,000.

	As of December 31,
	2024	2025	2025
	HKD’000	HKD’000	US$’000

Share of net assets	-	362	47
Goodwill on acquisition	-	6,095	783
Less: Impairment	-	(3,900)	(501)
	-	2,557	329

The following table illustrates the summarised financial information in respect of Golden Harvest adjusted for any differences in accounting policies and reconciled to the carrying amount in the consolidated financial statements:-

	As of December 31,
	2024	2025	2025
	HKD’000	HKD’000	US$’000

Current assets	-	18,336	2,356
Non-current assets	-	84	11
Current liabilities	-	(16,608)	(2,134)

Total comprehensive loss	-	(344)	(44)

Reconciliation of the above summarised financial information to the carrying amount of the interest in the associate recognised in these consolidated financial statements:-

	As of December 31,
	2024	2025	2025
	HKD’000	HKD’000	US$’000

Net assets of Golden Harvest	-	1,812	233
Company’s interest in Golden Harvest	-	20%	20%
Share of net assets of Golden Harvest	-	362	47
Goodwill, net of impairment	-	2,195	282
Carrying amount of the Company’s interest in Golden Harvest	-	2,557	329

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	ACQUISITION OF SUBSIDIARIES

On March 6, 2025, the Company acquired all of the issued and outstanding equity interest in Plutus & Guardians Capital Limited and its subsidiary for total cash consideration of US$1. Plutus & Guardians Capital Limited and its subsidiary were portfolio companies managed by Fund SPC. Plutus & Guardians Capital Limited, which incorporated in British Virgin Islands, has 100% direct interest in Plutus & Guardians Capital Limited, which incorporated in Hong Kong, as at acquisition date on March 6, 2025.

The following table summarizes the fair values of assets acquired and liabilities assumed based on the final purchase price allocation.

HKD’000
Purchase consideration	$- *

Assets acquired
Cash and cash equivalents	$2
Prepaid expenses and other current assets	7
Right-of-use assets	44
Total identifiable assets acquired	$53

Liabilities assumed
Accruals and other current liabilities	$(7)
Lease liabilities	(43)
Total liabilities assumed	$(50)

Net assets acquired and liabilities assumed	$3

Gain on bargain purchase	$(3)

*	Less than HKD1,000

Plutus & Guardians Capital Limited contributed revenue of approximately HKD2,734,000 and net loss of approximately HKD17,000 to the Company’s consolidated results for the period from March 6, 2025 through December 31, 2025.

9.	LOANS TO CUSTOMERS, NET

	As of December 31,
	2024	2025	2025
	HKD’000	HKD’000	US$’000

Margin loans	25,418	16,082	2,066
Loans to customer from money lending business (note)	-	50,309	6,464
Less: allowance for expected credit losses	(9,517)	(6,033)	(775)
Total	15,901	60,358	7,755

Note:

As December 31, 2025, included in the loans to customer from money lending business, amount of HKD10,000,000 are loan to a related party of Choco Up Group Holdings Limited at 8% per annum for one year. On July 9, 2025, the Company entered into a definitive Agreement and Plan of Merger with Choco Up Group Holdings Limited for proposed business combination.

The movement of the allowance for expected credit losses was as follows:

	As of December 31,
	2024	2025	2025
	HKD’000	HKD’000	US$’000

Balance at the beginning of year	10,944	9,517	1,223
(Credited) charged to consolidated statements of loss and comprehensive loss, net	(1,427)	1,881	242
Written off	-	(5,365)	(690)
Balance at the end of the year	9,517	6,033	775

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	RECEIVABLES FROM CUSTOMERS, BROKER-DEALERS AND CLEARING ORGANIZATION

	As of December 31,
	2024	2025	2025
	HKD’000	HKD’000	US$’000

Asset management and advisory fee receivables	525	374	48
Receivables from customers	-	57	7
Receivables from broker-dealers	276	65	8
Receivables from clearing organization	696	387	50
	1,497	883	113
Less: allowance for expected credit losses	(24)	(24)	(3)
Total	1,473	859	110

The movement of the allowance for expected credit losses was as follows:

	As of December 31,
	2024	2025	2025
	HKD’000	HKD’000	US$’000

Balance at the beginning of year	-	24	3
Charged to consolidated statements of loss and comprehensive loss	24	-	-
Balance at the end of the year	24	24	3

11.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,
	2024	2025	2025
	HKD’000	HKD’000	US$’000

Prepaid expenses (note)	121	15,841	2,035
Deferred IPO costs	5,302	-	-
Others	62	69	9
Total	5,485	15,910	2,044

Note: The Company placed a prepayment of USD2,000,000 with a subsidiary of Choco Up Group Holdings Limited in connection with the future consultation services on margin financing.

12.	ACCRUALS AND OTHER CURRENT LIABILITIES

	As of December 31,
	2024	2025	2025
	HKD’000	HKD’000	US$’000

Accrued payroll and welfare expenses	194	231	30
Withholding tax payable (note)	746	746	96
Accrued audit fee	876	1,180	151
Deferred government subsidies	677	677	87
Other accruals and payables	193	676	87
Total	2,686	3,510	451

Note: The Company’s operating subsidiary, acting as fund manager, withheld income tax on behalf of a fund that was closed during the year ended December 31, 2024. These funds are held for potential future tax obligations related to investor distributions and will be remitted to tax authorities if required upon final determination of the fund’s tax position.

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	DISAGGREGATED REVENUE

The following is the Company’s revenue from contracts with customers that are recognized at a point in time, in accordance with ASC Topic 606, by major transactional based services:

	For the years ended December 31,
	2023	2024	2025	2025
	HKD’000	HKD’000	HKD’000	US$’000

Securities brokerage services
Securities brokerage commission income	3,513	2,145	2,117	272
Securities brokerage handling fee	261	349	378	49
	3,774	2,494	2,495	321

Placing services
Placing commission income	8,237	-	-	-

Asset management services
Fund setup fee	308	-	-	-
Fund subscription fee	81	247	287	37
	389	247	287	37

Total revenues recognized at a point in time	12,400	2,741	2,782	358

The following is the Company’s revenue from contracts with customers for services recognized over a period of time in accordance with ASC Topic 606, by major service type:

	For the years ended December 31,
	2023	2024	2025	2025
	HKD’000	HKD’000	HKD’000	US$’000
Interest income
Margin financing	5,981	3,059	1,475	190
Money Lending	-	-	2,734	351
	5,981	3,059	4,209	541
Asset management services
Management fee income	3,558	3,948	3,448	442

Total revenues recognized over a period of time	9,539	7,007	7,657	983

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	INCOME TAX EXPENSE

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

For the years ended December 31, 2024 and 2025, Hong Kong profits tax is calculated in accordance with the two-tiered profits tax rates regime. The applicable tax rate for the first HKD2 million of assessable profits is 8.25% and assessable profits above HKD2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Since the application of the two-tiered rates is restricted to only one enterprise nominated among connected entities, only one subsidiary is subject to the concessionary tax rate.

The income tax (benefits) expenses consist of the following components:

	For the years ended December 31,
	2023	2024	2025	2025
	HKD’000	HKD’000	HKD’000	US$’000
Current tax	733	18	-	-
Overprovision in prior years	-	(149)	-	-
Deferred tax	(1,791)	(982)	3,087	397
Total	(1,058)	(1,113)	3,087	397

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the provision for income taxes determined at the Hong Kong statutory income tax rate to the Company’s effective income tax rate is as follows:

	For the years ended December 31,
	2023	2024	2025	2025
	HKD’000	HKD’000	HKD’000	US$’000
Loss before income taxes	(7,072)	(6,636)	(36,266)	(4,662)
Tax at Hong Kong statutory tax rate of 16.5%	(1,167)	(1,095)	(5,984)	(769)
Reconciling items:
Effect of tax-exempt for the Company and its subsidiaries incorporated in Cayman Islands and British Virgin Islands	33	35	3,143	404
Adjustments in respect of current tax of previous years	-	(149)	-	-
Tax effect of Hong Kong concessionary tax rate	(165)	(12)	-	-
Tax effect of temporary difference	(13)	-	-	-
Change in valuation allowance	-	-	5,822	748
Tax effect of non-taxable income	(39)	(98)	(44)	(6)
Tax effect of deductible expense	293	206	6	1
Others	-	-	144	19
Income tax (benefits) expense	(1,058)	(1,113)	3,087	397

Deferred tax

Significant components of deferred tax were as follows:

	Property and equipment	Allowance for expected credit losses	Net operating loss	Right-of-use assets	Lease liabilities	Total	Total
	HKD’000	HKD’000	HKD’000	HKD’000	HKD’000	HKD’000	US$’000

As of January 1, 2023	314	-	-	-	-	314	39
Recognized in statements of loss	(15)	1,806	-	-	-	1,791	231

As of December 31, 2023	299	1,806	-	-	-	2,105	270
Recognized in statements of loss	(112)	(236)	1,330	-	-	982	126

As of December 31, 2024	187	1,570	1,330	-	-	3,087	396
Recognized in statements of loss	(122)	311	2,546	166	(166)	2,735	351

Less: Valuation allowance	(65)	(1,881)	(3,876)	(166)	166	(5,822)	(747)

As of December 31, 2025	-	-	-	-	-	-	-

Management evaluated the recoverability of deferred tax assets to the extent that future taxable income, including the reversal of taxable temporary differences and forecasted earnings, given that tax losses in Hong Kong can be carried forward indefinitely.

15.	RELATED PARTY BALANCE AND TRANSACTIONS

Nature of relationships with related parties

Name	Relationship
Mr. Zhao	Chairman and Executive Director of the Company
Mr. Ting Kin Cheung (“Mr. Cheung”)	Chief Executive Officer and Executive Director of the Company
Plutus Guardians Fund SPC (“Fund SPC”) and its subsidiaries	Entity of which Plutus AM holds management share
Divine Star Ventures Limited	Shareholder of the Company
Radiant Global Ventures Limited	Shareholder of the Company
Golden Harvest Trust Limited	Associate of the Company
HBV Special Opportunities Limited Partner	Shareholder of the Company
Magic Town Investments Limited	Controlled by shareholder of the Company

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Balances with related parties

Other than the disclosed in elsewhere of the consolidated financial statements, the balances with related parties were as follows:

	As of December 31,
	2024	2025	2025
	HKD’000	HKD’000	US$’000
Loans to customers, net:
Golden Harvest Trust Limited	-	4,108	528

Receivables from customers, net:
Fund SPC and its subsidiaries	343	62	8
Golden Harvest Trust Limited	-	29	4

Payables to customers:
Mr. Zhao	59	99	13
Mr. Cheung	85	524	67
Fund SPC and its subsidiaries	5,289	3,060	393
Golden Harvest Trust Limited	-	127	17
HBV Special Opportunities Limited Partner	-	1,109	142

Amounts due from related parties:
Fund SPC and its subsidiaries *	376	-	-
Divine Star Ventures Limited *	16	31	4
Radiant Global Ventures Limited *	16	28	4

Amounts due to a related party:
Magic Town Investments Limited #	-	6,000	771

*	It mainly comprised advances made, reimbursement of expenses paid on behalf of related parties. The amount is unsecured, interest-free and repayable on demand.
#	The loan from a related company was unsecured, interest rate 12% per annum and repayable on demand.

Transactions with related parties

Other than the disclosed in elsewhere of the consolidated financial statements, the transactions with related parties were as follows:

	For the years ended December 31,
	2023	2024	2025	2025
	HKD’000	HKD’000	HKD’000	US$’000
Securities brokerage commission:
Fund SPC and its subsidiaries	466	421	245	31
Mr. Cheung	-	89	40	5
Golden Harvest Trust Limited	-	-	165	22

Securities brokerage handling fee
Fund SPC and its subsidiaries	-	-	56	7

Asset management fee:
Fund SPC and its subsidiaries	1,003	1,350	595	76

Interest income:
Mr. Cheung	416	452	17	2
Fund SPC and its subsidiaries	-	-	5	1
Golden Harvest Trust Limited	-	-	389	51

Interest expense:
Magic Town Investments Limited	-	-	120	15

Amounts due from related parties are unsecured, non-interest bearing of which no interest income was recognized on the funds advanced, and repayable on demand. These balances are non-trade in nature.

Remuneration to directors and senior management were:

	For the years ended December 31,
	2023	2024	2025	2025
	HKD’000	HKD’000	HKD’000	US$’000

Salaries and other short term employee benefits	4,956	5,220	8,510	1,093
Payments to defined contribution pension schemes	71	72	72	9
Total	5,027	5,292	8,582	1,102

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.	REGULATORY REQUIREMENtS

The following table illustrates the minimum regulatory capital as established by the SFC that the Company’s subsidiaries are required to maintain and the actual amounts of capital that were maintained:

	As of December 31, 2024
	Minimum regulatory capital requirement	Capital levels maintained	Excess net capital	Percent of requirement maintained
	HKD’000	HKD’000	HKD’000	HKD’000

Plutus Securities	3,000	23,934	20,934	798%
Plutus AM	3,000	5,763	2,763	192%
Total	6,000	29,697	23,697	495%

	As of December 31, 2025
	Minimum regulatory capital requirement	Capital levels maintained	Excess net capital	Percent of requirement maintained
	HKD’000	HKD’000	HKD’000	HKD’000

Plutus Securities	3,000	8,255	5,255	275%
Plutus AM	3,000	5,158	2,158	172%
Total	6,000	13,413	7,413	224%
Total (US$’000)	771	1,723	952	224%

The Company’s operation subsidiary maintains capital levels greater than the minimum regulatory capital requirements and it is in compliance with the minimum regulatory capital established by the HKSFC.

17.	CONCENTRATIONS AND RISKS

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

The following table sets forth a summary of single customer who represented 10% or more of the Company’s total revenue:

	For the years ended December 31,
	2023	2024	2025	2025
	HKD’000	HKD’000	HKD’000	US$’000
Customer A	-	-	2,196	282
Customer B	*	1,619	1,382	178
Customer C	*	1,771	*	*
Customer D	7,316	-	-	-
Customer E	2,299	-	-	-

*	Less than 10%

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth a summary of single customer who represented 10% or more of the Company’s loans to customers and receivables from customers:

	As of December 31,
	2024	2025	2025
	HKD’000	HKD’000	US$’000
Customer A	-	36,518	4,692
Customer E	-	10,000	1,285
Customer F	5,939	*	*
Customer G	4,120	*	*
Customer H	2,966	-*	-*
Customers I	2,765	-*	-*

* Less than 10%

The following table sets forth a summary of single customer who represented 10% or more of the Company’s payables to customers:

	As of December 31,
	2024	2025	2025
	HKD’000	HKD’000	US$’000

Customer J	*	5,886	756
Customer K	-	3,177	408
Customer L	5,289	3,063	394
Customer M	1,199	-	-

*	Less than 10%

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

18.	COMMITMENTS AND CONTINGENCIES

Commitments and contingencies

In the ordinary course of business, the Company may be subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations, employment relationships and tax matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2024 and 2025 and through the issuance date of these consolidated financial statements.

19.	SUBSEQUENT EVENTS

Saved for disclosed above, the Company has assessed all events from December 31, 2025, up through the date on which these consolidated financial statements were available to be issued. Except as disclosed below and elsewhere, there are no other material subsequent events that require disclosure in these consolidated financial statements.

Proposed Business Combination with Choco Up Group Holdings Limited

On July 9, 2025, the Company entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Choco Up Group Holdings Limited (“Choco Up”) and Coders Merger Sub Limited, as amended by the First Amendment dated December 30, 2025, and the Second Amendment dated March 31, 2026. Pursuant to the Merger Agreement, the Company will acquire all outstanding equity interests in Choco Up in exchange for a combination of newly issued Class A and Class B ordinary shares.

The closing of the transaction is subject to the satisfaction of various closing conditions, including, among others, regulatory approval from Nasdaq. The parties have extended the “Outside Date” for the closing of the transaction to June 30, 2026. As of the date of these financial statements, the transaction remains pending and subject to ongoing regulatory review. The Company is actively working with Nasdaq to address their inquiries; however, there is no assurance that the transaction will be completed on the expected terms, by the Outside Date, or at all.

Investment under equity method

On March 27, 2026, the management of Golden Harvest was notified by one of its bank for the closure of client accounts. The Company was not aware of any bank account issue as of December 31, 2025 and the related bank accounts were in normal operation until the notification.

The Company assessed the account closure to be temporary and is applying for new bank client accounts. The Company does not foresee a structural or systemic failure in Golden Harvest’s future business due to the aforementioned event.

Amount due to a related party

Subsequent to the end of the reporting period, the amount due to a related party of HKD6,000,000 have been fully repaid.

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.	CONDENSED FINANCIAL STATEMENTS OF THE PARENT COMPANY

The following presents condensed parent company only financial information of Plutus Financial Group Limited.

Condensed balance sheets

	As of December 31,
	2024	2025	2025
	HKD	HKD	US$
Assets
Current assets
Cash and cash equivalents	149,992	121,494	15,610
Prepaid expenses and other current assets	63,200	15,658,000	2,011,743
Amount due from a shareholder	9	58,996	7,580
Amount due from fellow subsidiaries	-	39,042,660	5,016,209
Total current assets	213,201	54,881,150	7,051,142

Non-current assets
Interests in subsidiaries	1,560	2,348	302
Intangible asset, net	-	2,950,333	379,059
Total non-current assets	1,560	2,952,681	379,361
TOTAL ASSETS	214,761	57,833,831	7,430,503

Liabilities and shareholders’ deficit
Current liabilities
Amount due to a subsidiary	542,623	-	-
Accruals and other current liabilities	-	1,410,822	181,264
Total current liabilities	542,623	1,410,822	181,264
TOTAL LIABILITIES	542,623	1,410,822	181,264

Shareholders’ deficit
Preferred shares US$0.0001 par value per share; 3,000,000 authorized; nil and nil share issued and outstanding as of December 31, 2024 and 2025 Ordinary shares US$0.0001 par value per share; 300,000,000 authorized; 12,000,000 shares issued and outstanding as of December 31, 2024 and 2025	9	11,973	1,538
Share premium	-	71,174,204	9,144,477
Accumulated losses	(327,871)	(14,763,168)	(1,896,776)
Total shareholders’ deficit	(327,862)	56,423,009	7,249,239
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	214,761	57,833,831	7,430,503

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Condensed statements of loss and comprehensive loss

	For the years ended December 31,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Compensation and benefits	-	-	(325,714)	(41,848)
Advertising and marking	-	-	(1,520,000)	(195,290)
Legal and professional fee	-	(98,545)	(12,592,008)	(1,617,825)
General and administrative expenses	(50,308)	(10,008)	(643,101)	(82,626)
Expense	(50,308)	(108,553)	(15,080,823)	(1,937,589)
Interest Income	-	-	645,526	82,938
Net loss and total comprehensive loss	(50,308)	(108,553)	(14,435,297)	(1,854,651)

Condensed statements of cash flows

	For the years ended December 31,
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Cash flows from operating activities
Net loss	(50,308)	(108,553)	(14,435,297)	(1,854,651)
Adjustment:
Amortization	-	-	389,667	50,064
Changes in operating assets and liabilities	-
Prepaid expenses and other current assets	-	(63,200)	(15,594,800)	(2,003,623)
Accruals and other current liabilities	-	-	1,410,822	181,263
Cash used in operating activities	(50,308)	(171,753)	(28,229,608)	(3,626,947)
Cash flows from investing activities
Purchase of Intangible asset	-	-	(3,340,000)	(429,124)
Advance to shareholders	-	-	(49,636)	(6,376)
Advance to subsidiaries	-	-	(76,148,300)	(9,783,548)
Repayment from subsidiaries	-	-	37,105,640	4,767,338
Cash used in investing activities	-	-	(42,432,296)	(5,451,710)
Cash flows from financing activities
Repayment to subsidiaries	-	-	(5,844,666)	(753,924)
Advance from fellow subsidiaries	50,308	321,745	-	-
IPO proceed	-	-	60,176,072	7,734,435
Proceed from private offering	-	-	16,302,000	2,094,485
Cash generated from financing activities	50,308	321,745	70,633,406	9,074,996
Net increase (decrease) in cash and cash equivalents	-	149,992	(28,498)	(3,661)
Cash and cash equivalents at the beginning of the year	-	-	149,992	19,271
Cash and cash equivalents at the end of the year	-	149,992	121,494	15,610

PLUTUS FINANCIAL GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(i)	Basis of presentation

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

As of December 31, 2024 and 2025, there were no material contingencies, significant provisions of long term obligations, mandatory dividend or redemption requirements of redeemable shares or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

